Exhibit 99.1

Annual Report 2022



JUST EAT Takeaway.com

About this report
This annual report is available as a PDF, on our website www.justeattakeaway.com and as a limited print version. The PDF/print version of this annual report has been prepared for ease of use and does not contain ESEF information as specified in the Regulatory Technical Standards on ESEF (Delegated Regulation (EU) 2019/815). The official ESEF reporting package is available via Just Eat Takeaway.com's website at www.justeattakeaway.com. In case of any discrepancies between this PDF version and the ESEF package, the latter prevails.

Forward-looking statements
This annual report may contain forward-looking statements. These statements are only predictions and are not guarantees. Actual events or the results of our operations could differ materially from those expressed or implied in the forward-looking statements. Forward looking statements are typically identified by the use of terms such as "may", "will", "should", "expect", "could", "intend", "plan", "anticipate", "estimate", "believe", "continue", "predict", "potential" or the negative of such terms and other comparable terminology. The forward-looking statements contained herein speak only as of the date they are made. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual results may differ materially from those expressed in these forward-looking statements, and you should not place undue reliance on them. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the section 'Risk Management' of this annual report. You will be solely responsible for your own assessment of the market and the market position of Just Eat Takeaway.com and you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of Just Eat Takeaway.com's business. This document does not constitute or form part of, and should not be constructed as, an offer or invitation to subscribe for or purchase any Just Eat Takeaway.com securities.

Market and Industry Data
References to market share and position are Just Eat Takeaway.com's estimates based on the latest available data from a number of internal and external sources. Sources used by Just Eat Takeaway.com include: data and web traffic monitoring (Google Trends from Google Inc and Total web and mobile visits from Similarweb), app download and use data (App Annie), credit card use data (Cardlytics) and email receipt analysis (Fox Intelligence), and inhabitant numbers (Michael Bauer Research GmbH). While we believe that the publicly available information and industry publications we use are reliable, we have not independently verified market and industry data from third-party sources. Moreover, while we believe our internal surveys are reliable, they have not been verified by any independent source.




1





01

The Company


Highlights 2022

Processed **984 million Orders**[1] from **90 million Active Consumers**

Significantly improved financial performance and returned to **positive Adjusted EBITDA**

Completed the sale of our 33% interest in iFood for a consideration of **up to €1.8 billion**

Added **more than 58 thousand Partners** to offer the widest choice, from local legends to best-loved brands, and from food to grocery and other adjacent categories

4

[1] Grubhub was consolidated from 15 June 2021 and Just Eat from 15 April 2020. The key performance indicators and the key financial indicators included in chapter 1 'The Company' and chapter 2 'Report of the Management Board', unless otherwise mentioned, are presented as if the combinations were completed on 1 January 2020 to provide comparable information for the periods presented. Operations in Norway and Portugal were discontinued from 1 April 2022 and Romania from 1 June 2022. The key performance indicators and key financial indicators presented in these chapters, unless otherwise mentioned, exclude these operations as from 1 January 2022. These figures are unaudited. Due to rounding, amounts in the tables may not add up precisely to the totals provided. Percentages used are based on unrounded figures.



At a Glance 2022


Orders
984m


Partners
692k


Gross Transaction Value (GTV)
€28.2bn


Adjusted EBITDA
€19m


Active Consumers
90m


Active in
20 countries



5

"After two years of significant investment following the merger and the pandemic, we have returned to positive Adjusted EBITDA earlier than anticipated."

— Jitse Groen, CEO

Message from the CEO



Dear reader,

After two years of exceptional growth, Just Eat Takeaway.com is now twice the size it was pre-pandemic. While this growth has required significant investment, we have continued to focus on executing our strategy to build and operate highly profitable food delivery businesses. In 2022, our priority was to enhance profitability and strengthen our business by implementing a wide range of initiatives. As a result, we materially improved our financial performance and generated Adjusted EBITDA of €19 million in 2022 compared with minus €350 million in 2021. We expect a further improvement in 2023.

The loss for the period was €5.7 billion, mainly due to impairment losses of €4.6 billion on past equity funded acquisitions. Naturally, this is the consequence of macroeconomic factors, such as increasing interest rates. Given such factors are outside of our control and do not impact our cash position, we focus on the operating performance of our business.

At the beginning of 2022, society was still recovering from the pandemic with restaurants reopening and consumers slowly returning to offices. The Company, as a consequence, faced a temporary lull in growth and a more difficult financial environment. We therefore expedited our efforts to again become Adjusted EBITDA positive.

Over the last decade, our focus has been to build large, profitable food delivery businesses. Despite several years of unprecedented growth and investment, this core objective remains unchanged. Today, the business is in good health, giving us a unique advantage in the market and reflecting the strong foundations on which Just Eat Takeaway.com was founded. As you may know, our Dutch business has been profitable since inception in 2000, and many of our countries are now Adjusted EBITDA positive as well.


The significant progress we have made has enabled us to bring our Adjusted EBITDA target forward by one year to 2022. A strong focus on execution enabled us to turn around a significant Adjusted EBITDA loss of minus €134 million in the first half of 2022 to a materially improved positive Adjusted EBITDA of €154 million in the second half. Our ambition to create a highly profitable global food delivery business is firmly on track.

Adriaan Nühn, who was our Chairman for six years, decided to step down in May 2022. Adriaan has been instrumental in helping us evolve since our Initial Public Offering in 2016. I would like to thank him for his long service and commitment. I am also grateful to Corinne Vigreux, our Vice Chair, for taking over on an interim basis. I am delighted that Dick Boer, who has extensive experience in the consumer sector, joined as our new Chairman in November 2022.

We continue to focus capital and management attention towards those markets that offer us the highest potential for generating scale, leadership positions and profit pools. As a result, we discontinued our operations in Norway, Portugal and Romania in 2022. These difficult decisions were not taken lightly, and I would like to thank everyone involved for their commitment and hard work.

In November 2022, we completed the sale of our equity stake of approximately 33% in iFood for a total consideration of up to €1.8 billion, consisting of €1.5 billion in cash and a deferred consideration, contingent on the performance of the online food delivery sector over the next 12 months, of up to €300 million. By retaining the transaction proceeds, our balance sheet strengthened

significantly, providing the Company with financial flexibility in an uncertain macroeconomic environment.

While we continue to focus on executing our strategy, we will not lose sight of the need to tackle the urgent issues that face our planet and communities. We are committed to making a positive impact on the planet we live on, with the food we offer, the people we employ, and the society we serve. We have been working hard towards achieving the ambition we set last year when we introduced our Responsible Business and Sustainability strategy. While we are proud of our success to date, we know there is much more to do.

In summary, following two years of significant investment during the pandemic, the business is now back to reporting positive Adjusted EBITDA. Three out of four of our operating segments were Adjusted EBITDA positive in 2022, and we realised a notable reduction in losses from our Southern Europe and ANZ segment. We expect that our improved scale and performance will strengthen our leadership positions and road to profitability going forward.

I would like to thank our staff, couriers, consumers, Partners, shareholders, Supervisory Board and international works councils, for their ongoing support in striving to achieve our vision to empower every food moment.

Jitse Groen
CEO and founder
Just Eat Takeaway.com



Company Profile

Just Eat Takeaway.com is a leading global online food delivery company, connecting 90 million Active Consumers with their local Partners, and benefits from an attractive business model with powerful network effects.

Who we are

Just Eat Takeaway.com is a leading global online food delivery company, connecting 90 million Active Consumers[2] with 692 thousand local Partners[2] through our apps and websites, and with leading positions in attractive countries. As of 31 December 2022, Just Eat Takeaway.com operates in 20 countries, divided into four segments: North America (Canada and the United States), Northern Europe (Austria, Belgium, Denmark, Germany, Luxembourg, Poland, Slovakia, Switzerland, and the Netherlands), United Kingdom and Ireland; and Southern Europe and ANZ (Australia, Bulgaria, France, Israel, Italy, New Zealand and Spain). Our platform and Delivery[2] operations in Norway, Portugal and Romania were discontinued in the first half of 2022. With the sale of our minority stake in iFood Holdings B.V. and IF-JE Holdings B.V. on 22 November 2022 to an affiliate of Prosus N.V. ('iFood Transaction'), we are also no longer active in Brazil and Colombia.

Just Eat Takeaway.com began operating in 2000 in the Netherlands when founder and CEO, Jitse Groen, launched the online food delivery platform under the brand Thuisbezorgd.nl. The business expanded rapidly, both in the Netherlands and internationally, building European and then global scale through a blend of acquisitive and organic growth.

Our proposition benefits both consumers and Partners. We offer consumers the ability to order from a large selection of local restaurants, grocers and specialty retailers, enabled through our apps and websites and delivered rapidly by our network of couriers or by our Partners themselves. For Partners, we provide access to our large pool of Active Consumers, our strong brand awareness, and our Delivery capabilities – allowing them to increase Orders[2] and grow their businesses.

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[2] Reference is made to the Glossary for an overview of defined terms

In 2022, Just Eat Takeaway.com processed 984 million Orders for our Partners, facilitating €28.2 billion in Gross Transaction Value ('GTV'). On average we had approximately 24 thousand full-time equivalent employees ('FTE') in 2022, of which approximately 8 thousand were employed couriers.

The shares in the Company are listed and traded on Euronext Amsterdam (AMS: 'TKWY'), its CREST depository interests ('CDIs') are listed and traded on the London Stock Exchange (LSE: 'JET') and, following the voluntary delisting from the Nasdaq Stock Market ('Nasdaq'), its American Depositary Shares ('ADSs') are quoted and traded on the over-the-counter ('OTC') Markets via a sponsored Level I Programme (ticker: 'JTKWY'). Five ADSs represent one share of the Company.

Our business model

Just Eat Takeaway.com's core business model connects consumers with Partners, enabling the consumers to order and pay through our apps or websites, and Orders to be delivered to the consumers or collected by them in person (Fig. 1). Partners are primarily restaurants and other food producers, but also include convenience stores, specialty retailers, and other high street stores.

For consumers, our proposition provides a simple way to order and pay for food and other items, and Just Eat Takeaway.com aims to offer the best user experience by providing a large and varied selection of cuisines, broad restaurant and convenience grocery choice, an easy-to-use and engaging product interface, seamless payment processes, and transparent order-tracking features.

For Partners, Just Eat Takeaway.com offers access to a wide consumer base and provides enhanced visibility at a low cost. This allows Partners to broaden their reach beyond local marketing and generate incremental Orders. In addition, we provide Partners with Delivery services, primarily through our own Delivery solutions.

We offer two primary models of fulfilment – our marketplace model where Partners deliver the Orders to the consumers themselves, and our Delivery model where we use our courier network to deliver Orders. Our Delivery solutions leverage employed couriers, independently contracted couriers and third-party provided couriers. Our employed model provides couriers with valuable benefits, such as training, social security, holiday pay and sick leave. Our independent contractor courier model provides couriers with flexibility on how and when they want to work.

We derive our revenue principally from the commissions we charge Partners, based on the value of the goods ordered through our platforms and, to a lesser extent, from other services such as payment services, sales of merchandise and packaging, and Promoted Placement[2]. In addition, we derive revenue from fees charged directly to consumers, including Delivery fees for Orders where Just Eat Takeaway.com is responsible for the Delivery.

Our business model benefits from powerful network effects, reinforcing growth in Orders, consumers and Partners. As the number of consumers increases, more Orders and higher GTV are generated, attracting more Partners to our platforms. This further enhances and diversifies the offering, in turn attracting more consumers. Network effects typically provide a strong tailwind to growth for market leaders, as well as driving operating leverage, leading to improved operating margins in the long-term.

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[2] Reference is made to the Glossary for an overview of defined terms

Just Eat Takeaway.com connects consumers and Partners


1
Search
2
Order
3
Enjoy
Consumers
Consumers place Order
(and make payment)
Partners
Just Eat Takeaway.com
transmits Order
1
Receive
Order
2
Prepare
3
Deliver

Fig. 1. Just Eat Takeaway.com core business model

History

Creation of a leading global online food delivery platform with a proven track record of integration and growth.


2000
Thuisbezorgd.nl
Jitse Groen launches Thuisbezorgd.nl in The Netherlands
2007
First international expansion with entry into Germany and Belgium
2011
Name change to Takeaway.com
2012
First external investment of €13m from Prime Ventures
2014
Acquisitions of Lieferando.de and Pyszne.pl
2016
IPO at Euronext Amsterdam; first Delivery city launched
2018
Acquisition of 10bis in Israel, reflecting entry into B2B market
2019
Acquisition of Lieferheld, pizza.de and Foodora from Delivery Hero
2001
Just Eat
Launches in Denmark
2006
Just Eat launches in UK and moves HQ
2009
First external investment of £10m from Index Ventures
2014
IPO at London Stock Exchange
2015
Acquisition of Menulog in Australia
2016
Acquisition of SkipTheDishes in Canada
2018
Acquisition of Hungry House in UK
2020
JUST EAT Takeaway.com
All-share combination of Just Eat and Takeaway.com and listing on London Stock Exchange ('JET')
2021
Acquisition of Grubhub in the United States
Acquisition of Bistro.sk in Slovakia
2022

Fig. 2. History of Just Eat Takeaway.com

Our segments

Our operations span four segments. These segments are: North America, Northern Europe, United Kingdom and Ireland, and Southern Europe and ANZ (Fig. 3).



UK and Ireland
GTV
€6.6bn
23%

Northern Europe
GTV
€7.4bn
26%

North America
GTV
€11.6bn
41%

Southern Europe and ANZ
GTV
€2.6bn
9%

Israel

Australia and New Zealand

Fig. 3. Our segments

Across the four segments, Just Eat Takeaway.com operates in 20 countries, representing an Addressable Population[2] of over 700 million people. In 2022, we served a total of 90 million Active Consumers across our segments. Our significant investments in Partner acquisition enabled us to increase the number of Partners by 9% to 692 thousand by the end of 2022, further increasing the diversity of our offerings.

We believe there is significant upside potential from both increasing penetration and Order frequency. Our overall consumer penetration is relatively low (Fig. 4), and we believe there continues to be a big opportunity in the shift from phone to online ordering, as well as continued expansion of our Partner supply base through Delivery services. Our Average Monthly Order Frequency[2] also has significant upside potential (Fig. 5), with consumers ordering on average only a few times a month in 2022. Average Monthly Order Frequency declined to 2.8 times in 2022 from 2.9 times in 2021 and was still significantly higher than pre-pandemic.

Population aged 15+



Note: Population estimates from Michael Bauer Research Gmbh for the year 2022

Fig. 4. Just Eat Takeaway.com penetration



Fig. 5. Just Eat Takeaway.com Average Monthly Order Frequency

[2] Reference is made to the Glossary for an overview of defined terms

North America



Orders
327m



GTV
€11.6bn



Active Consumers
30m



Partners
418k



Adjusted EBITDA
€65m

The North America segment comprises our US and Canadian businesses. North America is the largest segment in terms of Orders and GTV, representing 33% of the total Just Eat Takeaway.com Orders and 41% of the total GTV in 2022. North American Orders declined 13% year-on-year while the pandemic continued to affect year-on-year comparison. Despite the decline in Orders, our GTV increased by 1% to €11.6 billion, driven by a higher Average Transaction Value ('ATV'), which is defined as GTV divided by the number of Orders in a particular period, and favourable foreign exchange rates.

Active Consumers in the North America segment decreased to 30 million in 2022 from 37 million in 2021. North America's Partner supply base grew 12% to 418 thousand Partners, with significant expansion in both the number of independent and branded Partners. On top of that, the segment continued to increase its on-demand grocery Delivery proposition in 2022, with Skip Express Lanes in Canada and adding Partners such as Gopuff to the platform in the US. When combined with strong third-party convenience and grocery partnerships, this builds an effective foundation and clear path to accelerating growth of other adjacent categories.

In both the US and Canada, various states, provinces, and local governments imposed temporary fee caps on the online food delivery marketplace in 2020 in response to the pandemic. In July 2022, the San Francisco Board of Supervisors amended its legislation on fee caps, which is the latest in a growing trend among cities that have rolled back pandemic-era price controls. However, we experienced an impact amounting to more than €130 million of fee caps on our North America segment in 2022 compared with more than €190 million in 2021. We continue to pursue legal and legislative remedies to eliminate or significantly reduce the financial impact of price controls and/or fee caps in the US (mainly in New York), as we believe fee caps are contrary to the law.

16

North America improved its Adjusted EBITDA as a percentage of GTV ('Adjusted EBITDA Margin') to 0.6% in 2022 from minus 0.2% in 2021. The improved Adjusted EBITDA Margin was largely attributed to the increased efficiency of our Delivery network, optimised pricing, strategic marketing efforts, and the reduced impact of fee caps on our business.

Specific market highlights

In July 2022, Just Eat Takeaway.com and Amazon.com Services LLC ('Amazon') entered into a commercial agreement in the US, offering Amazon Prime members a free, one-year Grubhub+ (Grubhub's loyalty program) membership, further strengthening Grubhub's competitiveness in the US market and representing a significant opportunity for growth.

SkipTheDishes ('Skip') continued to expand its non-restaurant offerings and now works with all major convenience store chains in Canada. Skip has also extended its Delivery service into rapid grocery delivery through their Skip Express Lane fulfilment centres with 21 locations nationally. Further strengthening our position as the preferred Delivery partner, Skip has rolled out its delivery-as-a-service offering 'SkipGo', enabling us to provide Delivery to empower local commerce for a wide variety of retailers.



17

Northern Europe



Orders
288m



GTV
€7.4bn



Active Consumers
31m



Partners
79k



Adjusted EBITDA
€313m

The Northern Europe segment comprises Austria, Belgium, Denmark, Germany, Luxembourg, Poland, Slovakia, Switzerland, and the Netherlands. In 2022, the Northern Europe markets together made up 29% of the total Just Eat Takeaway.com's Orders and 26% of the total GTV, with Germany being the largest market in terms of Orders and GTV. We discontinued our operations in Norway in the first half of 2022.

Despite the post-pandemic headwind in the form of an Order decline of minus 3% to 288 million Orders in 2022 from 296 million Orders in 2021, we increased our GTV by 3% to €7.4 billion due to higher ATV. Active Consumers remained stable at 31 million in Northern Europe, while at the same time expanding our supply base by 2% to 79 thousand Partners.

Northern Europe demonstrated strong positive Adjusted EBITDA generation in 2022, with the highest Adjusted EBITDA Margin across all segments.
The segment's Adjusted EBITDA grew 22% to €313 million in 2022 from €256 million in 2021, resulting in overall Adjusted EBITDA Margin of 4%.

Specific market highlights

Our Lieferando.de brand is the largest and most recognised online food delivery marketplace in Germany, with consumer top-of-mind awareness ('TOMA') well over 60%, and extensive Partner coverage reaching over 99% of the German population. In 2022, Germany made up just over half of the Orders in our Northern Europe segment.

In the Netherlands, new partnerships were launched with large supermarket chains. In 2022, the Netherlands made up 20% of the Orders in our Northern Europe segment.



United Kingdom and Ireland



Orders
260m



GTV
€6.6bn



Active Consumers
19m



Partners
76k



Adjusted EBITDA
€23m

Our UK and Ireland segment continued to perform strongly under the Just Eat brand. The segment processed 260 million Orders in 2022, representing 26% of the total Just Eat Takeaway.com Orders and 23% of the total GTV in 2022. ATV trended favorably due to food price inflation and GTV remained stable at €6.6 billion.

We saw a stabilisation of the acquisition of new consumers, after having added a lot of consumers during the pandemic. This has caused our Active Consumer base to remain relatively stable at 19 million. Our current Active Consumer base is 33% larger compared with pre-pandemic levels.

Our supply base grew with 17% to 76 thousand Partners. In the UK, we added several new international and national restaurant chains, including Domino's Pizza, PizzaExpress and Five Guys to widen selection for our consumers. Significant progress was made in building and growing our grocery and convenience offering, with over 2,100 locations now on the platform and further momentum to be gained through our recently announced partnerships with the Co-op and Sainsbury's.

Our TOMA was boosted by significant investments in marketing and partnerships. This also further enhanced our brand recognition, with Just Eat being the preferred brand in both the UK and Ireland.

In 2022, we saw a strong improvement of the Adjusted EBITDA for the segment to €23 million in 2022 from minus €107 million in 2021. This improvement in Adjusted EBITDA mainly materialised in the second half of 2022, driven by the overall focus on profitability in all aspects of the business. We optimised our consumer fees, reduced our Delivery cost per Order, and further improved our operating expenses. The Adjusted EBITDA Margin reached 0.4% in 2022, which is a two percentage point improvement compared with 2021.

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Southern Europe and ANZ



Orders
109m



GTV
€2.6bn



Active Consumers
11m



Partners
121k



Adjusted EBITDA
Minus €161m

The Southern Europe and ANZ segment comprises Australia, Bulgaria, France, Israel, Italy, New Zealand and Spain. These markets together made up 11% of the total Just Eat Takeaway.com Orders and 9% of the total GTV in 2022, with Australia being the largest market in this segment. Following two years of strong Order growth, Orders for the Southern Europe and ANZ segment decreased by 15% to 109 million in 2022 from 128 million in 2021. The Order decline was partly offset by an increase in ATV, leading to a decrease in GTV of 8% to €2.6 billion in 2022 from €2.8 billion in 2021.

The segment includes diverse markets with significant potential to increase consumer penetration and expansion of operational scale and will require ongoing investment. We continue to focus capital and management attention towards our highest potential markets for generating scale, leadership positions and profit pools. As a result, we discontinued our operations in Portugal and Romania in the first half of 2022.

Active Consumers in the Southern Europe and ANZ segment decreased to 11 million in 2022 from 13 million in 2021, mainly caused by stabilisation of new consumer acquisition and relatively higher post-pandemic churn. Despite this recent decrease, our current Active Consumer base is 22% larger compared with pre-pandemic level.

Our Partner supply base remained stable at 121 thousand Partners.
We continued to focus on strengthening our network effects and increasing our offering to consumers by adding several new big brand partnerships across the segment.

A notable achievement in our path to profitability was realised, with an Adjusted EBITDA improvement of just over €100 million in 2022 compared with 2021. The segment improved its Adjusted EBITDA Margin to minus 6% in 2022 from minus 9% in 2021 driven by our enhanced focus on profitability and a higher ATV, optimised pricing strategy, reduced Delivery expenses and improved operating expenses.

Specific market highlights

Our Australian brand, Menulog, which was founded in 2006, has a long track record in online food ordering. We have been focusing on optimising efficiencies in our Delivery business and marketing.

Our Israeli brand 10bis was founded in 2000 and has grown to become a leading online food Delivery platform in Israel. While Just Eat Takeaway.com is predominantly a Business to (Active) Consumers ('B2C') brand, the majority of 10bis Orders are Business to Business ('B2B') Orders, and 10bis serves thousands of corporations, representing hundreds of thousands of employees. The pandemic negatively impacted these corporate Orders, as offices closed, but this adverse effect was partly mitigated by the expansion into the B2C ordering. Now that employees have returned to the office, we have processed a record number of Orders in 2022 in Israel.

In Spain we increased our offerings by signing partnerships with new chain restaurants, increasing the number of non-chain Partners and expanding into other non-food adjacencies.

Due to the challenging market dynamics in France, and our ambition for sustainable profitable growth, we reorganised both our office staff and our Delivery network in 2022.



"We made significant progress by adding new Partners to offer the widest choice, from local legends to best-loved brands, and from food to grocery and other adjacent categories"

— Andrew Kenny, CCO






02

Report of the Management Board

Our Strategy

Our vision is to empower every food moment for our consumers, Partners and couriers – from a mid-week lunch to a Friday-night family takeaway, a last-minute bag of groceries from your local convenience store and everything in between.

This means empowering our consumers to get the food they love whenever they want it, by providing the best choice of Partners and making the end-to-end experience as quick and easy as possible. It also means empowering our Partners to grow and to thrive, not only by giving them access to a large pool of consumers through our platforms, but also by giving them access to our Delivery network and supporting them with new tech-enabled tools and services that help them run their businesses every day.

We are a strong advocate for the power of network effects, where a large-scale player will continue to generate increasing value for all participants in the network. To harness these network effects, our overall strategic objective is to build and extend large scale and sustainably profitable positions in every market in which we operate.

To achieve this, we have a clear strategy:

Expansion of supply and extension into non-food and other adjacencies	Enhanced experience and value proposition for consumers, Partners and couriers	Disciplined portfolio management approach and rigorous cost focus
Build broadest Partner offering, including partnerships with key branded chains	Build a best-in-class product and tech experience	Continually assess market positions and focus resource towards highest potential markets
Extend Delivery operations and drive increased Order density	Increase TOMA through share of voice, partnerships, and last-mile visibility	Drive operational excellence through automation, smart technology, and efficient processes
Scale our convenience grocery offering and express store network	Offer great value-for-money through our pricing	Optimise our cost base to create a lean and efficient organisation
Expand into non-food categories and other adjacencies	Deliver a seamless, fast and reliable fulfilment experience	
	Achieve best-in-class customer care and problem resolution	

We believe these initiatives will drive more consumers and Orders to our platforms, improve our profitability and cash position, and allow us to take advantage of new and adjacent market opportunities.

27

Just Eat Takeaway.com leverages powerful network effects


90m
Active
Consumers
2.8
Average Monthly
Order Frequency
New Consumers
Consumers place Order
(and make payment)
More
consumers
More Orders
per consumer
Network Effects
Our powerful network
effects fuel our growth
New Partners
Just Eat Takeaway.com
transmits Order
More
Partners
More Orders
692k
Partners
984m
Orders

Fig. 6. Network effects of online food delivery platforms

We have made significant progress against these strategic objectives in 2022:

- **Expansion of supply and extension into non-food and other adjacencies**
  We increased the number of Partners on our platforms to 692 thousand by 31 December 2022, of which 32 thousand are non-restaurants, further enhancing our Delivery proposition through strategic global partnerships with major branded groups. We also expanded our network of grocery and convenience stores in Canada, now serving 70% of the Canadian population, launched trial express stores in Europe, and initiated successful trials with several non-food Partners.

- **Enhanced experience and value proposition for consumers, Partners and couriers**
  Over the course of 2022, we step-changed logistics efficiency and experience through sophisticated tech solutions, improved processes, and enhanced pricing capabilities. We also launched a new creative campaign featuring Katy Perry and continued our successful partnership with UEFA, driving increased global awareness of our brand. Additionally, we entered into a commercial agreement with Amazon in the United States, enabling US Amazon Prime members to sign up for a free one-year Grubhub+ membership. We continued to enhance our product and develop new features throughout the year, as well as rolling out a new consumer app with common visual language across multiple platforms.

- **Disciplined portfolio management approach and rigorous cost focus**
  On 22 November 2022, Just Eat Takeaway.com completed the iFood Transaction for a total consideration of up to €1.8 billion, consisting of €1.5 billion in cash on 22 November 2022 and a deferred consideration, contingent on the performance of the online food delivery sector over the next 12 months, of up to €300 million. The transaction proceeds were used to repay our bank loan and will be further used to repay debt maturities and strengthen the balance sheet. We also discontinued unprofitable operations in Norway, Portugal and Romania in the first half of 2022. The Management Board, together with its advisers, actively explored the partial or full sale of Grubhub over the course of 2022. We transformed our operational efficiency through greater automation, strict controls over recruitment and FTEs, and proactive reduction of overheads through a variety of projects.

We expect to continue to progress against our strategic objectives in 2023.

Our Products and Technology

Just Eat Takeaway.com is powered by innovative products and technology. These enable us to reliably deliver millions of Orders in our markets, in a way that is intuitive and compelling for our consumers, Partners, and couriers. Crucially, our products and technology continue to evolve and unlock further growth and margin improvements for our business.

Consumers

We help empower the everyday lives of our consumers. Through our products, we are their daily way of ordering food and finding new favourites. Our search, menu and checkout functionalities provide the foundation for consumer Orders. These functionalities are constantly augmented by our research and development where we are evolving capabilities that make it easy to navigate, discover, get inspired, order and track the Order (such as our dynamic search functionality, personalised recommendations, re-ordering features, intelligent Order tracking and 'your favourites'). Furthermore, we understand and respect that Order data is entrusted to us. Where possible, we explore if data supports us in deepening relationships with consumers, through enhanced offers, upselling, cross-selling, bundles, and personalisation. Where permitted and/or supported by applicable law, we use data-driven insights to ensure that consumers get reliable, fast Delivery and effective customer services from us.

The year 2022 has been significant in terms of optimising the user experience on our platforms. We rolled out a refreshed visual language on our platforms, unified across several countries and consumer touchpoints, ensuring a consistent look and feel across markets. In addition, we introduced a compelling, personal design that is more accessible and easier to use. Our unified visual language speeds up our time-to-market and drives a reduction in product costs and effort.

Furthermore, we have been empowering every food moment by progressively transitioning towards a cashless economy in which digital payments are fast, efficient and trustworthy for consumers. We introduced an enhanced checkout flow, which globalises crucial payment methods and we are investing in leading payment methods of local countries to strengthen our local leadership and further improve the consumer experience. In addition, we have advanced our corporate ordering ecosystem with innovative product enhancements to JET Pay.

In 2022, we continued to make strong progress with our customer services by implementing a global and unified support experience across our products. This allows us to resolve issues in an efficient and effective manner, utilising advanced technologies that provide a faster solution with fewer customer service agents.

Partners

For Partners, we do more than just transmitting the Orders. Our advanced technology gives our Partners access to millions of consumers and helps power their businesses by sharing insight between us in real-time. Our platforms and specific apps, such as 'Partner Centre', provide leading tools and recommendations to help our Partners manage, innovate and get the most from their businesses. We do more than just provide technology to our Partners that empower their operations. We also allow them to integrate their own technologies by connecting to our systems using the 'JET Connect' platform, where they can enrich their existing solutions with machine-to-machine communication.



In 2022, we continued to assist our Partners in digitalising their operations. We have made their lives easier by enabling greater self-service, using solutions such as the Menu Self-Service, which provides greater autonomy to our Partners when it comes to managing their menus and making changes, along with bringing other efficiencies. We have also been evolving our data products to improve the experience for our Partners by empowering them to make data-informed decisions that maximise their businesses on our platforms. Partners gain insights into consumer preferences that help them get the most from Delivery, such as food preparation time accuracy. Furthermore, where possible, we helped Partners increase their brand value via products and features that support their marketing and promotion efforts.

Over the course of 2022, we have further scaled our technology to support our expanding grocery offering. We worked closely with grocery Partners throughout the year to get feedback and understand their evolving requirements. For example, they can easily upload their product catalogue and can effortlessly handle out-of-stock items and refunds. We have enriched our existing capabilities and have been building a compelling grocery ordering and Delivery experience for consumers and Partners.



Delivery

Just Eat Takeaway.com offers Partners the choice to deliver the food themselves or to use our Delivery network to deliver Orders, using the available Just Eat Takeaway.com courier model – either our employed couriers, independent contractors and/or third-party provided couriers. With our innovative Delivery technology, our Partners can leave the delivery task to us and expand their business to the next level. With the launch of the Courier App, all of our Partners, regardless of using our Delivery network or not, can use our Partner tooling to optimise their delivery efficiency, whilst providing real-time tracking to consumers.

The year 2022 has been a strong year for Delivery as we have made further progress in product innovation and data-driven efficiencies. Through innovative use of pooling, allowing a courier to combine multiple Orders into one delivery round, we have improved Delivery cost per Order by creating more opportunities for pooled Orders thus driving better utilisation of couriers and considerable efficiencies in our Delivery network. Through real-time predictive technology and our machine-learning algorithmic settings, we are able to improve our Order flow and provide intelligent routing for our network. We have also improved the cost per Order by enabling dynamic incentives for couriers and by enhancing the user and overall courier app experience.

Ensuring it is easy to sign-up and use, we are making continuous improvements to our Delivery network and facilitating the Delivery needs of specific neighbourhoods. By leveraging data and machine-learning we can reduce waiting times, optimise Partner handover times and ultimately provide a faster, 'warmer' and more seamless Delivery.



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Our product and technology organisation

Despite the economic downturn and cooling down in various tech companies, we continue to invest in our product and technology organisations and talent management. This ensures we have diverse, global, and excited teams who are building pioneering solutions that are transforming and accelerating our organisation.

Unifying technology to boost innovation

As a global player in 20 countries, innovating at scale is a goal we strive for and a principle we live by. Simplifying and consolidating our technology platforms is part of our continuous improvement efforts. It allows us to unlock the global synergies of our products and impact all our consumers to empower their every food moment. In addition, we levelled up legacy technologies, evolving and connecting them, to ensure we have consistent and enriched global capabilities, including further online payment options, digital self-service solutions, automation and improved UX. With investments in our connected technology ecosystem, we reduced complexity, which helps us innovate and deliver new features to the market faster. In turn, this brings joy to the ordering experience and provides Partners with the latest tools they need to operate with excellence and scale.

Security and scalability

We have made significant efforts to make our platforms more secure and scalable. Cyberthreats are constantly evolving and have become more sophisticated. To keep up with the pace, we are constantly iterating our defenses based on what we learn from external sources such as threat intelligence, our bug bounty programs, red team assessments, as well as internal risk assessments leveraging our three lines of defense organisational structure. This ensures we have resilient platforms aimed at constantly strengthening how we protect our consumers and Partners.

Our Brand

We run a single-brand identity in each country in which we operate, as we believe this is the most effective and efficient way to reach our consumers and Partners.

One Brand

We offer a wide range of cuisines, value offerings, and national Delivery coverage so that we can empower every food moment and deliver joy to our consumers, every single day. We want to supply the technology that brings everything together - our consumers, our Partners and of course, our Delivery network. We want to be part of every food occasion, whether it is breakfast, lunch, dinner or anything in between.

We combine central expertise to deliver on a global scale with local market relevance. In 2022, we successfully launched our global brand platform, *Did Somebody Say,* as part of an integrated campaign in most of our markets and in 16 languages, using world-famous celebrity Katy Perry. This creative campaign fully supports our JET brand promise of delivering moments of joy every day to everyone. In the US market, Grubhub's 2022 campaign delivered on our brand promise by showcasing the moments of joy when Grubhub makes life better with takeout.

Connecting consumers to Partners

We are focused on connecting as many consumers to as many Partners as possible. Whilst our platforms are the enablers, marketing is key for making these connections a reality.

We continue to focus on our strategy of scalable marketing to drive growth and accelerate efficiencies. Through hiring and retaining industry-leading talent, centralising our marketing operations, and consolidating our agency partners, we continually strengthen our marketing function, enabling us to build a solid foundation for ongoing future growth.

Brand preference

Our overall marketing objective is 'to be the most preferred and loved food order brand in the world', so we continuously track consumer opinion in every market in which we operate. Our key marketing metric, linked to long-term brand and commercial health, is TOMA. In 2022, we remained the most preferred and loved food delivery brand with market-leading TOMA in most of the countries in which we operate.

Ongoing and continued investment in our brand remained paramount in 2022. Using creative production and media, we contributed to driving Order growth, increased TOMA and sustained positive consumer sentiment. We also launched our first season with UEFA, building our association as a lead sponsor with



successful promotions, followed by the UEFA Women's EURO where we were able to tap into key food ordering moments whilst securing impressive reach with press coverage and promotions.

Additional activation with our enhanced *Order & Win* promotional campaign in September 2022 also drove strong engagement with consumers able to win tickets and other prizes, meal deals with key Partners and product giveaways from fast-moving consumer goods partners with every Order.

Performance marketing, retention and Order frequency

During the pandemic, our business saw an increase in both new consumers and Order frequency. After pandemic restrictions were lifted, Order volumes continued to remain above pre-pandemic levels, despite a 9% decrease in Orders in 2022 compared with 2021. With consumer churn returning to normalised levels, but higher in absolute terms, and a lower influx of new consumers, we introduced new consumer voucher technology. In addition, we introduced an asset creation tool, which support key business messaging and increased flexibility in market messaging, as well as testing capabilities.

Whilst Order frequency declined slightly coming out of the pandemic, it is still higher than pre-pandemic. In 2022, we further drove adoption of our loyalty programmes with both our Partners and consumers, and increased the reach and impact from our customer relationship management channels. This resulted in successful global engagement campaigns, such as the UEFA Champions League finals free delivery campaign, as well as personalised automated campaigns.



We experienced a different pattern of new consumer growth and in response, adjusted our investment strategy. We were able to successfully increase efficiencies while growing the business, with the help of a privacy-safe application of first-party data in our campaigns. We executed our plan of in-house digital media buying, delivering savings and aligned our strategic approach.

Our performance marketing campaigns encountered several challenges related to performance measurement in 2022. We built custom models to steer and report results from performance marketing channels to measure the effectiveness of our campaigns. Furthermore, we focused even more on the efficiency of our campaigns and continued to align our marketing technology stack across all markets.

Partner marketing

Developing and maintaining strong relationships with our Partners while driving brand connection is imperative to our success. As such, Partner marketing creates an ecosystem for fuelling Partner growth and enabling cost-savings. This cultivates impactful ways to maximise results for Partners, and drives visibility of their own brand.

Empowering Partners' growth is empowering our growth. We tackled the challenges of the rapidly changing competitive landscape in which we operate by adopting a Partner-centric approach to our work and culture. By supporting Partners with relevant and actionable insights and propelling brand awareness with innovative campaigns and promotional materials, we strive to develop an ecosystem in which all parties benefit.

We have built impactful relationships with Partners and promote their long-term success with the improvement of the end-to-end Partner journey and expansion of Partner benefits. This includes performance insights and tools to maximise top-line growth, and various ways to drive significant financial savings, such as growing range of quality, sustainable merchandise and disposables, offering distinct value at highly competitive price points.

By recognising and appreciating our Partners at every stage of the Partner lifecycle, we build loyal partnerships - programmes such as Local Heroes and the Best Restaurant Awards are testament to this. Each programme celebrates a significant collaboration between our Partners and us, and has seen great engagement success over the years. By driving constant value to our Partners, Partner marketing contributes to securing both Order and Partner growth for us.

In addition, the further roll-out of our JET e-commerce platforms enables Partners to streamline their operations and attain savings on their restaurant essentials. Strengthened by our data-driven performance reporting and insights tooling, we have built a strong foundation to deliver on our key objective to be the most loved and preferred partner to them.



Our Operations

We continued to deliver a great experience for the vast majority of consumers and Partners, most of whom never need to contact us. However, for the small proportion that do need to get in touch, we have a well-resourced Customer Services team to assist.

Customer service

Our overall Customer Services vision did not change in 2022; we aimed for simple, high-volume queries to be handled primarily through efficient, digital self-serve tools with highly skilled customer service agents on hand for complex issues. By focusing our resources on executing against this vision, we improved the overall experience of both our consumers and our Partners. In 2022, we continued to focus on the five core areas mentioned below.

Vendor relationships

In 2022, we signed a significant new deal with the Sitel Group for outsourced customer service support. This provides us with lower costs, control and quality for our UK and Australian operations where we still need support with several low involvement processes.

Organisational design

In the last quarter of 2022, we brought together the majority of our global customer service teams into one organisational structure with a single senior leadership in order to accelerate the pace of integration and best practice sharing across our markets.

Sourcing strategy

In early 2022, we continued to create local employment opportunities and we completed our insourcing programme, allowing us to handle the more complex, value-adding work in-house. Insourcing more of the work has allowed us to get closer to the operational detail, which in turn has driven greater process improvements and internal efficiencies, as well as boosting stakeholder satisfaction. For example, in the UK we saw a large improvement in Customer Services satisfaction survey scores for Partners since we moved their calls to our new insourced agents. At the end of 2022, around 50% of our global Customer Service workforce was in-house, in line with 2021, which is less than we predicted a year ago. This is mainly due to reduced headcount requirements for certain tasks during the year and the absence of security measures to achieve the envisioned result. We are always assessing what the best country-specific solution is for Customer Services.

Self-service and automation

With our Product and Technology team, we were able to roll out more efficient digital customer journeys in most of our major markets ensuring better internal alignment. We were able to reduce reliance on live channels, such as phone and chat, in favour of more efficient channels such as webforms and online self-service.

Policy and process alignment

Over the course of 2022, we further focused on aligning the various processes and policies throughout the organisation. Although some progress was made in this area there is still much more to do. The complexity of aligning all markets to a single policy framework was higher than anticipated and required more technology resourcing than was planned. One of the areas in which we made significant progress in 2022 was the creation of a single Zendesk[3] instance for Australia, the UK and Ireland. When this work is completed in early 2023, it is expected to allow for quicker and more efficient policy and process changes in these markets.

We will continue to focus on ensuring our consumers and Partners have a great digital service experience by reviewing all our user flows and processes and working more closely with our Product UX specialists to optimise end-to-end consumer and Partner journeys.

[3] Zendesk is our contact workflow tool used by our in-house customer service agents.



Delivery is key to our business

Our Delivery business fuels the positive impact of network effects of our platforms. We achieve this by providing Delivery services to Partners who do not have their own delivery capabilities or to Partners who want to augment their delivery capabilities or range. This also allows consumers to enjoy a broader selection. It enhances our ability to acquire new consumers and encourages existing consumers to order more frequently. Order density plays a large role in network optimisation, creating opportunities for key initiatives such as pooling (one courier combining multiple Orders in one delivery round) to improve financial performance.



Deploying the appropriate courier model

We operate a global Delivery network and offer Partners the choice to deliver food themselves or to use our couriers to deliver Orders, using the available courier model(s) for that particular market in line with local legislation. We invested heavily in our platforms to improve the experience, cost, and flexibility to operate such an extensive network and models.

Our employed courier model, generally in use in mainland Europe and Israel, provides couriers with valuable benefits, such as training, holiday pay, social security, insurance, pension, and sick leave. Equipped with branded merchandise, our couriers aid TOMA and help with new consumer acquisition.

Our independent contractor courier model is quickly scalable and provides couriers with flexibility on how and when they want to work. This model is currently operating in Australia, Canada, Ireland, New Zealand, Slovakia, United Kingdom, and the United States. In addition to our proprietary Delivery models, we also use third-party delivery companies or agencies in certain locations or markets, such as the Netherlands, the United Kingdom and France.

We are building towards one of the world's largest profitable Delivery networks

Leveraging technological strengths from different models, nurturing cities towards maturity in Order density, and making the Delivery process more efficient, aims to ensure Delivery will be a strong added-value pillar for us in the future.

We aim to improve profitability through a number of levers:
Revenue per Order:

- Increasing ATV: through upsell and brand partnerships
- Optimising consumer fees through dynamic pricing and marketing optimisation
- Improving yield though commission, Partner mix and value-added services

Courier cost per Order:

- Higher density leads to an optimised network
- Better utilisation through demand and capacity management and technological solutions. Our work on increasing pooled Orders is just one example of significant cost benefits
- Reduced Delivery times through technology and operational improvements

Overheads and operating expenditure:

- More automations with technology-enabled self-service for couriers, consumers and Partners
- Marketing efficiency: leveraging last-mile visibility to reduce marketing cost per Order
- Reduced overheads through back-end technology integration

We continue to develop a safe work environment that is leading in the industry

In 2022, we continued the implementation of our hub fire prevention and response program for our employed couriers, with state-of-the-art fire cabinets and other safety measures. We provided protective equipment to all our employed couriers and further rolled out our principle of making helmets mandatory to wear for those on (e-)bikes, mopeds and motorcycles.
We implemented a severe weather framework, anticipating and responding to severe weather so that protective measures can be taken, or parts of the business can be closed. During periods of high temperatures, we supported our employed couriers by taking additional measures, such as distributing water bottles and additional breaks if they felt they needed hydrating or recovery. Moreover, several new trainings were introduced contributing to employed couriers' safety.

While we believe our measures are effective in supporting employment and working conditions, we currently cannot report on the results achieved by these measures. For more information on how we treat our employed couriers, reference is made to the 'Our People' chapter.

"In 2022, we achieved significant operational improvements, leading to enhanced user experience and significant reductions in costs per Order"

— Jörg Gerbig, COO

Our Stakeholders

We have many stakeholders, directly and indirectly. Whatever we work on, we always have our consumers, our Partners, our people and our shareholders at heart.

Orders by consumer cohort, excluding the US (m)


2022
2021
2020
2019
2018
2017
2016
2015
2014
2013
2012
Pre 2012
2018
2019
2020
2021
2022

Fig. 7. Orders by consumer cohort, excluding the US (m)

Our consumers

Our consumers are at the heart of our business and we strive to give them an outstanding ordering experience every time.

We served 90 million Active Consumers in 2022 compared with 99 million Active Consumers in 2021. This decrease is the result of us coming out of two years of significant growth during the pandemic. Our goal is to give consumers a seamless ordering experience, from search to payment to fulfilment to post-order issue resolution. In doing so, we believe we will drive increased loyalty and Order frequency, as well as acquire new consumers to our platforms.

Our consumers are fundamentally loyal to our proposition, which combines famous brand names with their favourite local restaurants. Our Returning Active Consumer rate was 68% in 2022, from 67% in 2021, and the significant majority of our 984 million Orders was generated by existing consumers who placed their first order with us prior to 2022 (Fig.7).

Our strong brand awareness and large supply base continually attracts new consumers to our platforms. Our major partnership with UEFA, famous brand campaigns with celebrities such as Katy Perry, and our increased last-mile visibility from Delivery have supported new consumer acquisition.

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Our Partners

In 2022, we aimed to attract more Partners to our platforms and to support them in running their businesses despite the challenging economic outlook.

Since the start of 2022, we added more than 58 thousand net new Partners to our platforms, ending the year with 692 thousand Partners across our segments. In 2022, we have seen growth acceleration in our grocery and convenience vertical and sizeable growth in Delivery. For many of our new and existing Partners, our platforms and Delivery services have played a vital role in supporting them through another challenging year.

During 2022, we completed the implementation of our improved sales structure with focus on local execution and global sales excellence. We expanded our dedicated account management support to our strategic Partners and improved our ancillary revenue capabilities to support our Partners and improve the consumer experience. We further extended the dedicated sales excellence team to support the fast-growing sales force on executing against their goals. The convenience grocery partner team launched multiple key partnerships, providing continued unrivaled choice for our consumers.

We made significant progress in attracting popular branded restaurants to our platforms and entered a long-term global partnership with McDonald's. We are also proud to partner with 427 thousand local independent restaurants and convenience stores, who strive to build their businesses and realise their potential.



Convenience groceries

We are rapidly scaling up our convenience grocery proposition, leveraging our market presence and our existing Delivery network to ensure this growth is sustainable. For us it is important to help our Partners in the right way and deploy the appropriate model for each market, using both owned express stores and Partner models with last-mile logistics.

In 2022, we expanded our dedicated convenience grocery team and signed thousands of Partners, including traditional grocers, convenience stores, bakeries and other specialists. In parallel, we entered into multiple pilot projects with grocery chains and started post-pilot roll-outs with several chains. We expanded our express store footprint in Canada and opened the first express pilot store in Berlin. We also piloted new verticals, such as non-food adjacencies in the Netherlands, to understand the potential, and we are dedicated to continuously create incremental value for our Partners.

Our people

Over the course of 2022, we started to pivot towards profitability with people at the heart of the transition. As part of our goal of promoting employee engagement and wellbeing, our overall aim has been to build a strong competitive advantage by unleashing our people's potential and remaining an employer of choice. We focused on building a compelling employee experience and investing in leadership, training and development for our talent. We have also made strides towards optimising our operating model and improving our processes as part of the road to profitability in the coming years.

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Unleashing our people's potential

Developing and educating people is vital to stay at the cutting edge of innovation and maintaining our competitive advantage. Our goal is to create a continuous learning organisation with engaged people who develop themselves, resulting in more efficiency, agility, and winning business performance. We invested in a wide variety of talent initiatives, such as talent identification programmes, succession planning, a JET leadership development curriculum, performance-based bonus plans, share-based retention plans and learning.

Talent acquisition undeniably changed as we exited the period of the pandemic, which was characterised by accelerated hiring trends across Just Eat Takeaway.com. Our ongoing transition from growth to profitability has resulted in a substantial slow-down in hiring numbers and a shift towards achieving efficiency gains. In order to minimise the impact on our people, we implemented a temporary hiring pause, which allowed for natural attrition in our workforce.

In order to find the right critical talent, we invested in new tools to gain insights in our global talent and labour market, a process started in 2021.

Investing in leadership, training and development

Leadership is key to unleashing our potential. Our new Just Eat Takeaway.com leadership profile was developed through close collaboration with our Management Board, senior management and the Inclusion, Diversity and Belonging ('ID&B') team. See the image below for a visual representation of our leadership profile.

By focusing on setting direction, self-awareness, taking initiative, empowering others and building connections, our leaders at all levels are equipped to continue building a fast-paced, inclusive, collaborative environment at Just Eat Takeaway.com. All our interventions are linked to our ID&B ambitions and cover, amongst others, inclusive hiring practices and dealing with unconscious bias. Reference is made to the 'Our Inclusion, Diversity and Belonging' chapter for more details.


I am self-aware
Value feedback •
Promote self-reflection •
Challenge bias •
I take initiative
• Enjoy challenges
• Show resilience
• Embrace uncertainty
I create connection
I empower people
Inspire and motivate •
Attentive delegation •
Structured support •
I set direction
• Proactive, not reactive
• Clear decision-making
• Search for improvement

Becoming an employer of choice

We aim to provide a work environment that attracts, engages and retains the kind of great talent that matches our vision and values. To become an employer of choice, we defined our 'Employer Value Proposition', a framework that describes what makes Just Eat Takeaway.com unique as an employer and what we offer talent. We have brought this to life by telling authentic people stories and sharing their experiences within our employer brand strategy. Our #WeAreJET leadership podcast, blogs, office tours and diverse people videos all showcase Just Eat Takeaway.com's culture and values.

This resulted in a significant increase in our followers on our social media and digital channels and in high online engagement by employees and followers alike. After surveying candidates who have applied to our jobs, more than half of the respondents say they are more positive about us as an employer after they researched us online.

Building a compelling employee experience

From leadership skills to the day-to-day employee experience, we know that engaged employees are absorbed in — and enthusiastic about — their work. They find a greater sense of meaning in what they do, see a stronger connection between their strengths and their role, and put more energy into their performance. These positive behaviours make a great difference to Just Eat Takeaway.com.

To track our employee engagement, we send out engagement surveys twice a year. In 2022, our engagement score declined slightly compared with our score in 2021, but was still on par with the industry benchmark. We see this as a logical consequence of the overall macroeconomic circumstances, the hiring

pause and measures taken as part of our journey towards profitability. Feedback from the survey is analysed at both a local and global level, and managers create action plans at a team level to address opportunities for further engagement. Our people identified three key areas that are most important to them; wellbeing, hybrid working and our culture. We took the following additional measures, because we believe addressing these key areas is important for our policy to promote employee engagement and wellbeing.

Wellbeing

If we help our people to take care of themselves, each other and the organisation, then everyone benefits. We launched a global, 'one-stop', digital wellbeing solution focused on empowering our people to create positive lifestyle changes through healthy habits, benefits navigation and care guidance with an external partner. In addition, we recruited and trained global wellbeing champions in all our offices and extended our 'Employee Assistance Programme' to cover all office-based employees. This gives our people a confidential hotline to wellbeing specialists.

Hybrid working

In 2021 we started working on an impactful, long-term strategy for our future way of working. 2022 is our transitional year, in which we used a test-learn-adapt approach around hybrid working. Although we believe face-to-face interaction and collaboration are key to building a strong organisation and company culture, we support hybrid working. By offering hybrid working, combined with investing in great collaborative office spaces, we aim to make our people feel energised and cared for wherever they are working.
Upon starting at Just Eat Takeaway.com, we offer new employees a one-time allowance so they can create a safe remote workstation. Employees are required to acknowledge this explicitly in our global HR system in order to work remotely.

Culture

Our culture is built on a set of core values: Lead, Deliver, Care. To safeguard that these values are embedded in our organisation, the following competencies associated with these values guide the kind of behaviour and attitude we expect from everyone at Just Eat Takeaway.com.

Our values		
Lead	**Deliver**	**Care**
We lead in our markets, in our product and our service	We want to deliver more than we promise	We care for our consumers and Partners by understanding their needs
We lead the way in our technology solutions	We deliver the best food ordering experience for our consumers and Partners	We care for each other by listening and showing respect
We lead by example, create innovative and sustainable solutions, and act with integrity	We get things done by working hard and being hands-on	We care for society and our environment by striving to make a positive impact

Our road to profitability

Scalability is intrinsic to our business model and gives us a competitive advantage. By simplifying our operating model, we leverage our scale to ensure optimal resource allocation to our segments and countries. We continuously work on our organisation's effectiveness, standardisation of the organisational matrix structure, automation and on driving optimal sizing of local and central activities.

Making data-driven people decisions is a key aspect in improving our performance. In 2022 we increased our HR data quality and data accuracy by consolidating the HR analytics and reporting capabilities into one team, investing in advanced analytics tooling and by increasing the data literacy of the HR community so they can better support the organisation with data-driven people decision-making.

Our strategic shift and the challenging market dynamics in 2022 have included some difficult decisions about our organisation. In France, we reorganised both our office staff and our Delivery network and, in Norway, Portugal and Romania we discontinued our operations. Our top priority has been to support our employees and couriers through this transition. We have done the best we can to consider employees for other positions in the organisation or provided fair packages to transition them to careers outside Just Eat Takeaway.com. We believe this is a reflection of empowering our people, supporting employment and supporting working conditions.

Our employed couriers

Throughout 2022, we continuously optimised our employed courier fleet. This resulted in a lower number of total employed couriers compared with our expectations as stated in our Annual Report 2021. With our employed courier model, we offer our employed couriers employment contracts with a base salary, social security, pension and insurances. In 2022, we continued to invest in our courier's employment conditions and safety standards, similar to previous years.

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Despite our ambition and efforts, parts of our courier workforce may be dissatisfied with the requirements of employment and we may not be able to avoid labour disputes, strikes or similar actions. Labour unions also give more attention to the food delivery industry. This may lead to the risk of conflicts and labour-related disputes with our employed couriers from time to time. As described in our Code of Conduct, Just Eat Takeaway.com recognises and respects the value of legitimate employee representation and respects the right of our employees to join a union or establish a workers' organisation in accordance with the applicable laws in each market. In 2022, we saw our couriers participating in demonstrations around working conditions. In some markets they followed the labour unions' call to strike.

To continuously improve and safeguard our policy to support employment and working conditions, we launched an engagement survey amongst our employed couriers in 12 markets at the end of 2021. In addition, we set up channels to directly receive couriers' feedback and suggestions for improvement and took the time to interview couriers that left the organisation to understand how we can improve. As a result, the survey showed most of our employed couriers to be very satisfied with their role, to enjoy aspects like flexible working while having job security, and to have a love for cycling. Virtually all of our couriers said they felt close to our brand and the majority felt satisfied with our health and safety advice.

For an overview of the average number of FTEs per department and per segment, reference is made to the notes 'Order fulfilment costs' and 'Staff costs' in the Consolidated financial statements.

Our Shareholders

We aim to maintain and further strengthen our reputation as a transparent, proactive and industry-leading organisation.

Engagement with shareholders

The shares of the Company are listed and traded on Euronext Amsterdam, its CDIs are listed and traded on the London Stock Exchange and, following the voluntary delisting from Nasdaq, its ADSs are quoted and traded on the OTC Markets via a sponsored Level I Programme.

The Management Board engages with shareholders at regular roadshows and conferences, and there are frequent meetings held with major shareholders, managed by the Investor Relations department. During the pandemic, our roadshows and meetings were mainly conducted virtually, so we were delighted that we could meet our shareholders and other stakeholders face-to-face again in 2022.

Investor relations policy

We are committed to complying with applicable rules and regulations on fair disclosure to shareholders. The Company has a detailed communication programme in place to maintain proper communications with investors, shareholders and analysts. Communication events are available under the section 'Investors' on the corporate website https://www.justeattakeaway.com at the same time they are made available to analysts and investors.

Bilateral meetings with (potential) shareholders will not be held during the period from the first day of a quarter until the day of the results announcement of the preceding quarter. These periods generally cover approximately 10 weeks immediately prior to the first publication of Just Eat Takeaway.com's annual results, approximately six weeks immediately prior to the first publication of Just Eat Takeaway.com's semi-annual results, and approximately three weeks immediately prior to the first publication of Just Eat Takeaway.com's quarterly trading updates, if applicable.

During these periods, the Company will also refrain from presenting at financial conferences, to retail investor audiences or in one-on-one meetings with shareholders. Exceptions may apply, for example if communication relates to factual clarifications of previously disclosed information.

The Company does not assess, comment upon, or correct, other than factually, any analyst report or valuation prior to publication. The Company is committed to helping investors and analysts become better acquainted with Just Eat Takeaway.com and its management, as well as maintaining a long-term relationship of trust with the investment community at large.

The policy regarding bilateral contacts with shareholders provides the principles upon which Investor Relations engages with shareholders and other market participants to provide this information. This policy can be found on the corporate website.

Listing venues & indices

On 8 February 2022, the Company announced that it had progressed its review to determine optimal listing venues and decided to delist its ADSs from the Nasdaq Global Select Market. The last trading day of our ADSs on Nasdaq was 11 March 2022. Trading of its ADSs on the OTC Markets via a sponsored Level 1 began on 14 March 2022. The Company intends to deregister its ordinary shares under the US Securities Exchange Act in the first quarter of 2023.

On 7 October 2022, the Company completed its review and the Management Board and Supervisory Board considered that it is in the best interests of the Company, its shareholders and its other stakeholders as a whole, to transfer the listing of the Company's shares from the category of a "Premium Listing (commercial company)" on the Official List of the Financial Conduct Authority ("Official List") to the category of a "Standard Listing (shares)" on the Official List (the "Proposed Transfer of Listing"). The Proposed Transfer of Listing was approved by the Extraordinary General Meeting ('EGM') on 18 November 2022 and the Transfer of Listing took effect on 19 December 2022.

The Company believed that its Euronext Amsterdam listing should remain the main listing venue for its investors, whilst a Premium Listing creates administrative burdens, increased complexity, and additional costs for both the Company and its shareholders. In addition, the Company is no longer assigned UK nationality by FTSE Russell and therefore does not benefit from inclusion in the FTSE UK Index Series, which is typically considered one of the key benefits of a Premium Listing compared with a Standard Listing.

The Company has been included in the AEX-Index on Euronext Amsterdam until 19 December 2022. Since then, the Company has been included in the AMX-index.


Just Eat Takeaway.com N.V. share price performance

Since its listing in September 2016, the development of the share price of the Company on Euronext Amsterdam has been as follows:

On the basis of the total number of 215,966,059 issued ordinary shares, the market capitalisation as of 31 December 2022 was €4.3 billion.

Data per share



Volume; x 1,000 shares

Share price; €

Share price   Share volume


Shareholders with 3% or more interest

The Applicable Laws contain requirements regarding the disclosure of capital interests and voting rights in companies listed on Euronext Amsterdam and the London Stock Exchange and registered in the United States.

In accordance with the filing requirements, the percentages shown include both direct and indirect capital interests and voting rights, and both real and potential capital interest and voting rights. According to the register of the Netherlands Authority for the Financial Markets ('AFM') as of 16 February 2023, shareholders who have disclosed holdings exceeding the 3% threshold are as follows:

Name	Date of Notification Obligation	Capital Interest	Voting Interest
J. Groen	15 June 2021	7.24%	7.24%
Caledonia (Private) Investments Pty Limited	22 February 2022	6.25%	6.25%
UBS Group AG	30 December 2022	5.88%	5.88%
S.A. Klarman	13 October 2021	5.13%	5.13%
Cat Rock Capital Management LP	15 December 2022	4.94%	4.94%
BlackRock Inc.	16 January 2023	4.09%	4.89%
Tempelton Global Advisors Limited	11 October 2021	3.13%	3.13%
JP Morgan Chase & Co	03 February 2023	3.09%	3.09%
Eminence Capital, LP	09 February 2023	3.06%	3.06%

It is possible that the stated interests differ from the current interests of the relevant shareholder.

Declaration of no objection from DNB

Takeaway.com Payments B.V. is a 100% indirect subsidiary of Just Eat Takeaway.com N.V. and is a payment service provider under supervision by the Dutch Central Bank ('DNB'). As a result, it is required to comply with rules applicable to payment service providers. One of these rules require each person to obtain a declaration of no objection from the DNB before it can hold, acquire or increase a holding of 10% or more of the shares and/or voting rights in the Company, and certain changes to such an interest may also require such a regulatory approval.

Financial calendar 2023

Our financial calendar can be viewed on:
https://www.justeattakeaway.com/financial-calendar

Contact

Shareholders, investors and analysts are invited to contact Investor Relations with any information requests they have:
Joris Wilton, Vice President Corporate Communications & Investor Relations
ir@justeattakeaway.com

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Our Inclusion, Diversity and Belonging

With a global presence in 20 markets and employees from approximately 100 nationalities, ID&B is a key part of everything we do at Just Eat Takeaway.com. We have dedicated ourselves to creating and driving a global strategy and approach to ID&B to realise our core values of Lead, Deliver and Care for our people, Partners, consumers and shareholders. Our efforts are unified by our mission:

We are committed to living our values to create an inclusive culture, encouraging diversity of people and thinking, in which all employees and stakeholders feel they truly belong. We want to encourage one another to step into each other's world and to embrace new perspectives, continue to inspire innovation and to ultimately gain valuable insights that drive business results.

For ID&B to become a reality, everyone must play their part. That is why, at Just Eat Takeaway.com, we aim to embed ID&B in everything we do - from our product to our internal processes, to our external campaigns and sponsorships. Our strategy is grounded in three strategic pillars.



Lead by example to achieve our ID&B mission



Deliver an inclusive environment



Care for everyone's story and belonging

Lead by example to achieve our ID&B mission

We aim to share a clear narrative for everyone within Just Eat Takeaway.com - a mutual understanding of why we do it, where we stand, and our ambition of where we want to be. To achieve our mission of creating an inclusive culture together, we aim to lead by example and hold each other accountable.

Supporting our leaders to commit to ID&B

A key area of focus in our ID&B strategy in 2022 was, and will remain, equipping our leaders and managers with the tools and information to play a key role in committing to and driving our mission. To achieve this, sessions were organised with our Management Board and senior leadership across our global functions, to support our leaders in becoming more aware of ID&B and its connection to leading our global organisation. We also embedded ID&B in our leadership profile and subsequent leadership learning programmes, such as our global 'Leadership in Fluctuating Times' programme for senior leaders. Early examples of what the leadership sessions lead to can be seen in the Product and Technology functions, where a "Product Inclusion Team" was set up. The team has, for example, added accessibility features in our consumer-facing apps.

Gaining insights and monitoring progress

To gain clear insights into where we currently stand, we monitor the gender diversity of our workforce. As per 31 December 2022, 45.9% of our employees identify as female, 53.8% as male, and 0.3% as non-binary/other.

We strive to be a place that attracts diverse talent, with 44.5% of our new hires in 2022 identifying as female, 55.2% identifying as male and 0.3% identifying as non-binary/other. In terms of people-manager representation, 38.8% identify as

female, 61.1% as male, and 0.1% as non-binary/other. We recognise that gender diversity decreases as we go up the leadership chain. Amongst senior leadership, currently 34.7% identify as female.

To ensure all our employees can be their authentic selves at work, we have included ID&B themes in our bi-annual people survey for all non-courier employees. A total of 73.0% of our employees indicated that they feel they can express themselves openly at work, and 79.0% are favourable towards our global commitment to diversity. We will continue to use the survey for monitoring the results of our policy to embed ID&B in everything we do.



45.9%
of our workforce identify as female, 53.8% as male, and 0.3% as non-binary/other



38.8%
identity as female, 61.1% as male, and 0.1% as non-binary/other



34.7%
of our executive and senior leadership are female



44.5%
identity as female, 55.2% as male, and 0.3% as non-binary/other



73%
of our people shared that they feel they can express themselves openly at work



79%
of our people are favourable towards our global diversity commitment



Non-binary / Other
0.3%

Female
45.9%

Male
53.8%

We have also initiated the monitoring of the fairness of our processes, starting with compensation. This is to ensure that our employees are compensated fairly for doing the same job, regardless of gender. This is also known as the Equal Pay Gap, which is defined as the average pay gap between the genders for doing the same job in the same location. The Equal Pay Gap at Just Eat Takeaway.com is less than 2%, meaning male and female employees are paid, on average, equally in similar positions. Some difference in average pay is always expected due to differences in experience or performance.

We recognise that gaining insights is only the beginning of our journey and therefore we have not been able to implement safeguards or to report on the results of our ID&B strategy. Having these insights as our foundation will support the creation of and commitment to long-term ambitions for diversity at Just Eat Takeaway.com, and will help identify opportunities to drive ID&B initiatives in the future. We initially had the aim to set diversity ambitions and targets in 2022. However, our organisation focused on gaining insights on where we are, where we want to go, and building further internal alignment on this topic this year. We also recognise that diversity goes beyond gender and we are looking at how we can expand our diversity data collection.

Deliver an inclusive environment

It is our ambition that the processes, policies and procedures at Just Eat Takeaway.com support all of our people, all of the time – both inside and outside our organisation. ID&B provides the capacity to innovate and better understand our consumers' needs and it empowers our ability to retain and attract the best talent worldwide.

Incorporating ID&B into our HR processes and policies

We launched several policies and guidelines to support our diverse workforce. For example, we provide support for teams across Just Eat Takeaway.com to collaborate in an inclusive way, such as shared guidelines for our HR teams and managers to support our people during Ramadan and other religious fasting periods (e.g. providing support for employees who work on shifts). To safeguard such policies, we implemented the Speak Up Hotline (refer to 'Our Responsible Business and Sustainability Approach') so that employees worldwide can report incidents, such as exclusion or discrimination.

ID&B as core Just Eat Takeaway.com competencies

An essential part of creating an inclusive environment at Just Eat Takeaway.com is empowering our people to be part of our mission to grow and retain diverse talent across our organisation. To achieve this, embedding ID&B into our organisation is part of our defined core competencies frameworks, so that inclusive skills are part of the way we view performance at Just Eat Takeaway.com going forward.

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Care for everyone's story and belonging

We believe it is important that we are transparent about where we stand and what we can improve, and that we share these views both internally and externally. Sharing our ID&B story is an important part of what we are trying to achieve and ensures that our internal and external stakeholders join us on our journey.

Keeping ID&B front of mind

We launched our Global Belonging Calendar, which is a calendar of significant events for different faiths, cultures and identities. The calendar helps us be mindful of these events, and we actively encourage our employees to wish each other well on these days and to avoid scheduling large meetings on these days. From remembering when it is PRIDE, to wishing people a "Eid Mubarak" as often as you wish them a "Merry Christmas", it all helps our people to become more aware and create a more inclusive culture globally.

Representation and dialogue through our employee resource groups

Our employee resource groups are safe spaces for our employees with similar identities and interests to connect with each other, share their experiences and make themselves heard. Also known as 'Communities', employees are open to join our Global Women in Tech, JET and Proud (LGBTQ+), Neurodiversity, and JET in Colour (Multicultural Diversity) Communities. We also launched our Parents & Carers and JETsetters (for relocators) communities in the past year. We meet with these communities regularly to hear their feedback. Moreover, we have connected our employee resource groups with sponsors from our senior leadership to drive leadership support and visibility, and, as an example, we now facilitate our employees with time outside of work to run and grow our employee resource groups globally.

ID&B sponsorships and partnerships

We have been a proud partner of numerous events and organisations worldwide, using our distinguished brand to advocate openly for inclusion and diversity, and encouraging others to do the same. Through sponsorships of the UEFA Women's EURO, the European Women in Tech summit, Black TechFest, and the British LGBT+ Awards, we want the world to know that our platforms are for everyone, and that we support awareness and celebration of diversity across the globe.

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Our Responsible Business and Sustainability Approach

At Just Eat Takeaway.com, we believe that *being* a good business matters just as much as *doing* good business.

Our framework to deliver

We have grouped our impact areas into three key pillars; planet, food, and people and society, and developed a clear framework of policies for measurable action under each. Our Responsible Business and Sustainability Framework addresses both the impact of our direct operations, as well as our ambition to influence the wider value chain towards positive change.

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Three pillars for positive action



Planet



JUST EAT

Food



People and society

Our control



Reducing our carbon footprint

Reducing impact of operational waste and travel



Responding to changing diets

Enabling choice and transparency



Empowering our people

Supporting employment and working conditions

Embedding Inclusion, diversity and belonging

Promoting employee engagement and wellness

Our influence

Reducing the impact of packaging and market place delivery

Fighting food waste and food poverty

Supporting local communities



7 AFFORDABLE AND CLEAN ENERGY
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION





2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
17 PARTNERSHIPS FOR THE GOALS





















2 ZERO HUNGER
4 QUALITY EDUCATION
5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES



The various initiatives we have undertaken under this framework in 2022 are described in the section 'Driving meaningful change through the value chain'. Below is a non-exhaustive overview of key areas of progress in 2022:

- We achieved a first-time Carbon Disclosure Project ('CDP') score of C, which indicates awareness-level engagement.
- We received an AA rating from MSCI, one of the most respected environmental, social and governance ('ESG') indices in the industry (an improvement from our previous score of A).
- We covered almost 51,000 m² of floor area by renewable electricity contracts, which is 23% of our office and hub spaces, supporting our scope 1 and 2 net zero target.
- Through our employed Delivery model, which uses a more sustainable vehicle mode mix, we avoided 49 thousand tonnes of CO2 emissions, exceeding our projected goal of 43 thousand tonnes for 2022. Reference is made to the section on 'scope 3: Reducing Delivery emissions'.
- We leveraged our scale to influence the wider value chain via initiatives linked to our strategy framework, including launching the restaurant sustainability guide, expansion of our branded packaging range and continued support of our communities.

We recognise the growing concern around climate change and the expectation of our stakeholders to assess and disclose climate-related risks and opportunities. We are in the process of conducting a qualitative and quantitative risk assessment over a long-term horizon as well as a qualitative and quantitative scenario analysis to understand the impact of climate-related risks and opportunities on the business, strategy and financial planning. The potential financial impact on our Consolidated financial statements will also be assessed in more detail as part of the scenario analysis. Lastly, we are developing a more detailed transition plan for our road to net zero by 2030 with intermediary targets. As part of this process, we continue to review, revise and (further) develop our environmental policies, safeguards and KPIs.

We will update our stakeholders on our progress in the next Annual Report.

Measuring the carbon footprint of our marketplace

Last year, we calculated our carbon footprint for the first time. As accuracy and transparency of our impact are vital to setting the right direction, we have reassessed our carbon footprint calculation and verified the calculations using an external partner[4]. We made our carbon footprint calculations more robust by including updated emission factors and following best practice guidelines of the Greenhouse Gas ('GHG') Protocol, increasing the scope to capture emissions associated with marketing spend and upstream emissions[5].

Our revised carbon footprint in 2020 came to 6 thousand tonnes scope 1 and 2 carbon equivalent ('CO2e')[6] and 540 thousand tonnes scope 3 CO2e, compared with 11 thousand tonnes scope 1 and 2 CO2e and 788 thousand tonnes scope 3 CO2e in 2021. To ensure that our carbon footprint is accurate and in line with the Greenhouse Gas Protocol, an external partner[7] conducted a verification following the requirements of ISO 14064-3: 2019, covering scope 1-3 emissions for all categories that were material for us. The full breakdown of our carbon emissions can be found in our CDP report on the corporate website.

As per 31 December 2022, the latest data available for scope 1, 2 and 3 GHG emissions relates to the year ended 31 December 2021. We aim to align our data collation, reporting and verification processes with our Annual Report timetable.

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[4] 3Keel
[5] The total 2020 baseline as reported in the Annual Report 2021 amounts to 5,915 CO2e for scope 1-2 and 366,232 CO2e for scope 3. This excludes emissions resulting from iFood.
[6] Carbon equivalent (CO2e) is used as a standard unit to measure greenhouse gases in line with the Greenhouse Gas Protocol.
[7] SGS UK Ltd

Our 2021 carbon footprint

Our direct emissions (GHG scopes 1 and 2), as shown in the chart below, were 6,622 and 4,264 tonnes of CO2e respectively, comprising emissions from all of our facilities, travel from our corporate car fleet as well as fuel and electricity used for Delivery via our employed courier model.

Our indirect emissions (GHG scope 3), comprising goods, services, business travel and Delivery, were 788,132 tonnes of CO2e. Looking at all of our emissions, including our supply chain, our scope 1-3 footprint was 799,018 tonnes of CO2e.

Scope[1]	2020 footprint[2]	2021 footprint	Increase / (decrease)
Scope 1	3,876	6,622	
Scope 2	2,197	4,264	
Subtotal tonnes of CO2e scope 1-2	**6,073**	**10,886**	**79%**
Scope 3[3]	539,638	788,132	
Total tonnes of CO2e scope 1-3	**545,711**	**799,018**	**46%**
Total tonnes of CO2e per 100 thousand Orders	**66.88**	**73.57**	**10%**
Total tonnes of CO2e per sqm floor area	**4.63**	**3.60**	**(22)%**

[1] Scopes 1-3 as defined by the Greenhouse Gas Protocol
[2] Represents our adjusted baseline, which includes emissions from iFood and the updated calculation methods mentioned above
[3] In relation to our scope 3 emissions, categories 1-7, 11 and 15 were included because they are considered material to the business

Against this revised 2020 baseline, our 2021 carbon footprint came to 799 thousand tonnes of CO2e, representing a 46% increase year-on-year. This increase was largely driven by an increase in total Orders and, more specifically, an increase in Delivery Orders in 2021, which was partially caused by tailwinds in consumer demand due to lockdowns in some countries.

For the purposes of baselining and ongoing comparison, we expressed emissions using a carbon intensity metric of Orders and floor area. The increase in our carbon footprint was forecasted in line with expected Order growth of 2021. Since Delivery emissions make up the largest proportion of our carbon footprint, it is positive to see that Delivery emissions in 2021 grew slower than Delivery Orders. This was only possible because the Orders delivered with our employed courier model, which uses a more sustainable vehicle mode mix, more than doubled in 2021.



Delivery 3.2%

Travel 15.5%

Facilities 81.3%

Fig. 8. Scope 1-2 emissions

Driving meaningful change through the value chain

To drive meaningful change throughout the value chain, we are more actively engaging our Partners, consumers and suppliers on our journey. Some examples include:

- To support our Partners, we have rolled out a sustainability guide, first in the UK, to help them transition to a lower carbon future. It contains recommendations ranging from incorporating plant-based dishes on menus, to sustainable sourcing and optimising energy consumption.
- To engage our consumers, we have launched consumer-facing websites in 11 markets, which contain up-to-date information on our framework and various initiatives across our three pillars. The landing pages give us the opportunity to inform but also inspire our consumers across topics such as packaging, food waste and dietary choices.

A further description of the status of our framework is described below.

Planet

We are committed to reducing the carbon footprint of our direct operations, as well as collaborating to reduce the impact of operational waste and travel, including reducing Delivery emissions, single-use packaging and waste across our broader marketplace.

Scope 1 and 2: our road to net zero

To further reduce our scope 1 and 2 emissions, we have focused on upgrading our facilities across the world. We continue to focus on sourcing green energy and optimising heating and cooling systems. We rolled out a set of sustainability guidelines for our facilities to ensure that they are aligned to our 2030 net zero target. In 2021, we had almost 51,000 m² of floor area covered by renewable electricity contracts, which is 23% of our office and hub spaces, and we

estimated that 63% of our office waste was recycled or composed. Separately, we are continuing to explore opportunities for transitioning 100% of our corporate and sales car fleet to electric vehicles by 2030.

We are developing a more detailed transition plan for our road to net zero by 2030 with intermediary targets, which will allow us to report on progress made. In our 2022 Annual Report we are therefore not yet able to report on progress made.

Scope 3: reducing Delivery emissions

Reducing scope 3 emissions is a major focus as there is the opportunity to use our scale and share our learnings beyond our own Delivery network. Therefore, we are exploring how we can set an achievable pledge to reduce our scope 3 emissions. Setting a target for our scope 3 emissions is, however, far more complex than scopes 1 and 2 as we have limited control over our suppliers.

Most of our Delivery emissions come from markets where we use independent contractors for Delivery. Due to weather conditions and longer distances travelled, independent contractors use predominantly petrol-powered cars. These cars are owned by the contractors and are often used for a variety of other purposes in addition to food Delivery, making it more difficult to influence the transition to lower emissions alternatives.

Where we use our employed courier model, it gives us greater control over our impact on the environment, as we use a sustainable vehicle mode mix, consisting of bicycles, e-bicycles and some e-scooters. Compared with a typical petrol-powered delivery model, our own Delivery model has an emission intensity up to nine times lower, depending on the market. In 2021, as a result of this lower emission intensity, we achieved 49 thousand tonnes of CO2e avoided emissions via our employed courier model. As such, we exceeded our goal of 43 thousand tonnes of CO2e avoided emissions, as 76% of Orders delivered by our employed courier model were delivered by bicycle or e-bicycle.


Besides the vehicle mix, we are also exploring other ways to reduce impact, such as Order pooling and improving route efficiencies.

Developing sustainable packaging solutions
When it comes to our branded packaging, we apply the highest sustainability standards. We are proud to report that our branded packaging is free from plastic or bioplastic[8] and screened against a list of 64 harmful chemicals. Only packaging that meet these requirements are included in our range. The branded packaging range is available for Partners to purchase on our Partner web shops in 16 of our markets.

After a successful trial in the UK last year, we rolled out the seaweed-coated packaging 'Notpla' across our Partner shops in six of our markets, and introduced Notpla packaging in our partnership with UEFA to reach football fans during the UEFA Women's EURO 2022 final. In 2022, we sold more than 670 thousand packaging containers. Notpla won the prestigious 2022 Earthshot Prize in the 'Building a Waste Free World' category, receiving a grant of £1 million. The Earthshot Prize is designed to find and grow the solutions that will repair our planet this decade. Our collaboration with Notpla to test, learn and scale their packaging innovation was a key part of the submission for the award.

We have also extended our reusable trials in Switzerland and Austria, and from these trials have been able to gather several valuable insights. These include the role that legislation will play in encouraging the adoption of more reusable packaging options. One example of this is in Germany where, considering upcoming legislation in 2023, we have expanded our partnerships with three reusable providers. There are now more than 900 Partners on our platforms that offer reusable packaging.

Food

With food production and consumption representing 80% of the wider value chain, we know that we have a vital role to play in reducing food waste, tackling food poverty, responding to changing diets and enabling choices and transparency.

Responding to changing diets and enabling choice and transparency
Consumers are now looking for healthier and more sustainable options. For example, 40% of global consumers deliberately consume meat less frequently. To respond to these changing preferences, we are committed to enhancing the visibility of sustainable alternatives on our platforms and enable Partners and consumers to make more informed choices. In January 2022, we ran our second Veganuary campaign across 15 countries, where we promoted Partners that offer plant-based alternatives. Through our email campaign and influencer activity, we reached 22 million consumers globally.

Reducing Food Waste
Following the success of the Food Waste Race in the UK, we extended the study to three other markets. Based on the results of the study, consumers are looking for tips and tricks on how to safely store and reheat leftovers and for inspiration on how to reuse leftovers the next day. To build on these insights, we launched a global food waste banner in our app, leading to a landing page with tips and inspiration. This banner was sent to 35 million consumers across 11 markets.

In Canada, we launched a Do-Good Deal trial program to repurpose and redistribute excess food and help our Partners reduce costs associated with excess inventory. Partners were able to offer an end-of-night Do-Good Deal to consumers as an add-on to the existing Order. The trial started in December and will run over a period of 12 weeks with around 50 Partners.

---

[8] in line with EU Single Use Plastics definition

Tackling Food Poverty

We have been running several initiatives across our markets to act against food poverty. Some of the key initiatives are listed below:

- In Canada, our annual Winter Charity campaign saw us donate $1 to Food Banks Canada for every Order placed on Giving Tuesday, in addition to a matching donation. Through our Food for Thought campaign, we also partner with Mealshare, an award-winning social enterprise working to end youth hunger in our lifetime. In 2022, this resulted in over $446 thousand in donations, more than 1 million meals donated to local food banks and over 46 thousand meals provided to youth in need.
- In the US, the Grubhub Community Fund, with the support of consumers through the Donate the Change program, has provided more than 525 thousand meals and 2.5 million pounds of food to individuals and families experiencing food insecurity.
- In the UK, the Just Eat Winter Meal Appeal raised enough funds to provide at least 700 thousand hot meals to those facing the threat of homelessness and hunger. We committed to a donation of £250 thousand and encouraged consumers and employees to either donate, fundraise, or volunteer. All funds were donated to charities Social Bite and FoodCycle.

People and society

For us, acting ethically is critical to building trust with society, and supporting an organisational culture that fosters ethical behaviour is a critical element of our governance and strategy. In every market in which we operate, we follow high ethical behaviour standards. This year, we solidified our commitment to empowering and supporting our people and their working conditions, as well as the local communities in which we operate.

Ethics and business conduct

To ensure that we meet our commitment, we have our Code of Conduct, Speak-Up Policy and Anti Bribery and Corruption Policy in place. For more information on promoting employee engagement and wellbeing, reference is made to the chapter 'Our People'. For more information on ID&B, reference is made to the chapter 'Our Inclusion, Diversity and Belonging'.

Code of Conduct

Our Code of Conduct sets out our commitment to being an ethical and responsible business, and the key principles that individuals acting for us or on behalf of us need to observe. Any breach could have consequences, which is clearly stated in our Code of Conduct. Our Code of Conduct covers social and employee areas such as socially unacceptable behaviour, safe working conditions, ethical working practices, respect for human rights, bribery, fraud, modern slavery and sustainability. Additionally, our Code of Conduct also emphasises our position on bribery and corruption and that, unless gifts or favours to employees are legitimate and contribute to our business (within approved guidelines), all other direct or indirect offers, solicitation or acceptance of payments in order to obtain a commercial advantage are prohibited. To ensure all of our employees know how our Code of Conduct applies, training was rolled out last year to all employees (with an 80.9% completion rate) and was included in every new joiner's onboarding pack. Our Code of Conduct is publicly accessible through our corporate website.

Our Speak-Up Policy

We support and encourage people to speak up and report any concerns about misconduct, conduct that may be illegal or inappropriate, or that which is in any way in breach of our Code of Conduct. All reports of business conduct concerns are treated confidentially, and any kind of retaliation against people who speak up, raise a concern, or co-operate with an investigation is not acceptable. All forms of retaliation are considered misconduct and grounds for disciplinary action. Our Speak-Up Policy is publicly accessible through our corporate website.

Anti Bribery and Corruption Policy

We continue our commitment to fighting against bribery and corruption. This is embodied in our Code of Conduct and our Anti Bribery and Corruption Policy ('ABC Policy') and related procedures. As part of this commitment, we prohibit authorising, offering, giving or promising anything of value directly or indirectly to anyone to influence them in their role, or to encourage them to perform their work disloyally or otherwise improperly. We also prohibit payments or facilitation payments to government officials, and require our employees to preclear any gifts or hospitality given or received in excess of predefined thresholds. Disciplinary action may follow from a breach of these requirements. All activities that potentially involve higher exposure to corruption risk have been identified through risk assessments led by the Ethics and Compliance department. We performed face-to-face (virtual) anti bribery and corruption and gifts and hospitality training to key roles.

Although we are occasionally confronted with less desirable behaviour, such as fraud, we consider the above-mentioned safeguards to be effective. We aim to address such behaviour effectively, appropriately and securely, for instance by ensuring new or revised policies, procedures or safeguards are put into place to mitigate such occurrences in the future.

Supporting local communities

We take any situation that affects our people, Partners and/or communities very seriously. In response to the Russian invasion of Ukraine, we launched a JET-wide initiative to support those in need of humanitarian aid in Ukraine and neighbouring countries. Together with our consumers and employees, we donated €2 million globally to charities including The United Nations High Commissioner for Refugees, the United Nations Refugee Agency, and World Central Kitchen, to provide critical aid to those affected.

We ran multiple initiatives to support our local communities in 2022. Below are some examples from our markets that are part of the more than €20 million donated during the year:

- In the US, the Grubhub Community Fund with the support of consumers through the Donate the Change program, awarded $21.4 million in grants to nonprofits. From this fund, $9 million was donated to independent Partners and $200 thousand to couriers working to create meaningful change in their communities. Reference is also made to the section 'Tackling food poverty'.
- In Ireland, we launched a Winter Charity Campaign, at the end of November in aid of our long-standing charity partner Peter McVerry Trust. The campaign has been set up to fight homelessness across Ireland. We committed to a €50 thousand donation and encouraged our consumers nationwide to donate €1, €3 or €5 at checkout on our platform. While the campaign continues in January, we already raised over €90 thousand consumer donations in November and December enabling us to donate more than €140 thousand to our charity partner.
- In the Netherlands we supported a multi-day fundraising initiative hosted by Radio 538, a Dutch radio network. This year, 'Mission 538' supported the Princess Maxima Center for children's oncology. On Wednesday 21 December, we donated €1 for every Order made. In total we raised €150 thousand for this cause.

We currently do not have a safeguard in place on supporting local communities in a structured way on a global level. However, we are exploring the manner in which we can set this up to ensure our commitment to responding to ongoing and ad hoc crises. We will update our stakeholders on our progress in the next Annual Report.

Responsible tax strategy

We manage our tax position in line with our business operations, and our position reflects our corporate strategy, taking into account relevant international guidelines, such as the OECD Guidelines for Multinational Enterprises. Being a responsible tax payer also means that our tax planning takes long-term considerations into account and weighs up all stakeholders' interests. We are aware that our business, including our approach to tax, has an impact on society. Therefore, we have a set of principles we apply to our business in dealing with our tax affairs. Our tax strategy and principles are publicly accessible through our corporate website.

Reporting and benchmarking

We reported our environmental impacts via CDP - a not-for-profit charity that runs the global disclosure system. We achieved a first-time score of C, which indicates having knowledge of the Company's impact on climate issues. CDP's processes ensure that our calculations are independently checked and disclosed in a way that is useful for our business, and for investors and other stakeholders to track our progress.

This year, Just Eat Takeaway.com received an AA rating from MSCI, an assessment designed to measure a company's resilience to long-term ESG risks.

EU Taxonomy

In accordance with Applicable Laws, the Company is subject to the obligation to disclose the proportion of its turnover, its capital expenditures, and operating expenditure that is eligible under the EU Taxonomy. The EU Taxonomy stipulates which activities can be labelled as 'green' or 'sustainable', that substantially

contribute to one or more of six environmental objectives. As of 31 December 2022, only two of the six environmental objectives, being climate change mitigation and climate change adaption, are adopted and have been assessed for this Annual Report.

The Company needs to identify if its activities are eligible under the EU Taxonomy. As of 1 January 2022, we are also required to determine which eligible activities, in relation to the two objectives, climate change mitigation and climate change adaption, are Taxonomy-aligned. The EU Taxonomy also sets out three conditions that an eligible economic activity must meet to be recognised as Taxonomy-aligned:

- making a substantial contribution to at least one environmental objective;
- doing no significant harm to any other environmental objective;
- complying with minimum safeguards.

Our main activity is NACE I56.10 — Restaurants and mobile food service activities. As this activity is currently not described in the EU Taxonomy, turnover, capital expenditure and operating expenditure related to this activity can be classified as EU Taxonomy-non-eligible. The next paragraphs shortly describe our eligibility assessment.

Turnover eligibility and alignment assessment

The turnover Key Performance Indicator ('KPI') is calculated by the proportion of the revenue derived from products or services that are EU Taxonomy-eligible. Just Eat Takeaway.com's total revenue is classified as either Order-driven or ancillary revenue, as described in Note 4 of the Consolidated financial statements. Order-driven revenue is earned from Partners and consumers, and primarily includes commission fees and consumer Delivery fees which are charged on a per-Order basis. Ancillary revenue consists of any other revenue, including sale of merchandise, Promoted Placement fees which are not earned on a per-Order basis, and subscription fees.

We have assessed the eligibility of these revenue streams and concluded that none of the revenue streams are eligible under the EU Taxonomy environmental objectives, climate change mitigation and climate change adaption. Although part of the revenues arising from Delivery services are generated using bicycles, e-bicycles and e-scooters, there is not an explicit reference in the EU Taxonomy to Delivery services, nor does it meet the specific description of other activities listed therein. Hence, it is considered that consumer Delivery fees are not eligible under the EU Taxonomy and the proportion for EU Taxonomy-eligible turnover amounts to nil. Since none of our activities are considered eligible, no alignment assessment has been carried out and EU Taxonomy-aligned turnover amounts to nil.

Capital and operating expenditure eligibility and alignment assessment

To assess the proportion of EU Taxonomy-eligible capital and operating expenditure, we have identified the line items in the Consolidated financial statements that correspond to the definition of capital and operating expenditure under the EU Taxonomy. The line items have been assessed against the EU Taxonomy-eligible economic activities under the environmental objectives, climate change mitigation and climate change adaption.

Total capital expenditure, the denominator as defined in the EU Taxonomy, amounts to €201 million for 2022. Based on our capital expenditure assessment, the EU Taxonomy-eligible activities are less than 1% of total capital expenditure and are not related to our main assets, mainly intangible assets. They are regarded as not material for 2022 and the percentage for EU Taxonomy-eligible capital expenditure is reported as nil.

Total operating expenditure, the denominator as defined in the EU Taxonomy, amounts to €57 million for 2022. Since this represents less than 1% of our total expenses, we do not consider total operating expenditure (the denominator) material for our business model. We did not include expenditure related to low value leases in the assessment, in line with prior year, as low value leases are not explicitly part of the definition of operating expenditure in the EU Taxonomy.

Since none of our activities are considered eligible, no alignment assessment has been carried out and EU Taxonomy-aligned capital and operating expenditure is reported as nil. We elected to not use the tabular format included in Annex II of the regulation as our eligible and aligned activities are nil. Should eligible turnover, operating expenditure or capital expenditure become material, we will disclose this in the specified table.

Task Force on Climate-Related Financial Disclosures

We recognise the growing concern around climate change and the expectation of our stakeholders to assess and disclose climate-related risks and opportunities. This section explains our approach to climate change, along the structure of the Task Force on Climate-Related Financial Disclosures ('TCFD') recommendations.

By including climate-related financial disclosures partially consistent with the TCFD recommendations, we comply with the requirements of Listing Rule 14 of the Financial Conduct Authority, except for the following matters:

- Disclosure "strategy a": we are in the process of conducting a qualitative and quantitative risk assessment over a long-term horizon.
- Disclosure "strategy b and c": we will be conducting a qualitative scenario analysis in relation to our long-term risk assessment, followed by a quantitative scenario analysis, in the next 12 months in order to understand the impact of climate-related risks and opportunities on the business, strategy and financial planning. The potential financial impact on our Consolidated financial statements will also be assessed in more detail as part of the scenario analysis.
- Disclosure "metrics and targets a": we will consider which other cross-industry climate related metrics are relevant.

- Disclosure "metrics and targets b": as per 31 December 2022, the latest data available for scope 1, 2 and 3 GHG emissions relates to the year ended 31 December 2021. We aim to align our data collation, reporting and verification processes with our Annual Report timetable.
- Disclosure "metrics and targets c": we are developing a more detailed transition plan for our road to net zero by 2030 with intermediary targets.

We aim to update our stakeholders in relation to the above mentioned recommended disclosures in the next Annual Report. Full consistency with the 11 recommended disclosures is expected in the 2024 Annual Report.

Governance

The Management Board plays a central role in governing the Company's approach to climate-related issues. The Management Board guides, reviews and prioritises risks and opportunities, including those related to climate change. Furthermore, they have the responsibility to review and approve climate-related targets and initiatives, including measuring our carbon footprint and setting emission reduction targets, and review progress on plans as required. As part of the annual risk assessment process, climate-related risks and opportunities were discussed with members of senior management and the Management Board. For more information on our overall governance, reference is made to 'Our Governance Report'.

Our Chief Marketing Officer is the sponsor for sustainability and receives monthly updates on the Responsible Business and Sustainability Framework from the Senior Director of Global Partnerships, Sponsorships and Sustainability. Our Chief Marketing Officer reports directly into our Management Board. The Senior Director of Global Partnerships, Sponsorships and Sustainability leads the global Responsible Business and Sustainability team, which has the day-to-day responsibility to monitor climate-related issues and ensure progress is being made on the priority areas, as outlined in the Responsible Business and Sustainability Framework.



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Strategy

We have conducted our annual internal climate-specific qualitative risk assessment with involvement from the Responsible Business and Sustainability team, and subsequent review from the Management Board. We considered various types of risks and opportunities related to climate change, including regulatory, technological, legal, market, reputation and physical risks, taking a short (< one year) and medium (one to five years) time horizon into account.

The key risks and opportunities identified in this assessment include:

Risk or opportunity	Description	Type	Time horizon
Carbon Tax	The introduction of carbon tax legislation could financially impact our business.	Transitional risk	Medium-term
No Car Zones	The introduction of "no car zone" regulations that would limit the delivery by certain vehicle types could negatively impact our couriers.	Transitional risk	Medium-term
Circular Economy	The introduction of circular economy and plastic regulation could financially impact our Partners and hence our overall business.	Transitional risk	Medium-term
Changing customer behaviour	Changing customer behaviour such as trends towards veganism and/or the preference against ordering takeaway food for sustainability reasons (waste, emissions).	Transitional risk	Medium-term
Extreme weather events	Increased frequency and severity of extreme weather events (e.g. wildfires, cyclones, hurricanes, floods) may have a negative impact on (i) our couriers' ability to deliver Orders safely and (ii) disruption to food supply chains (crops and delivery channels).	Physical risk	Medium-term
Supply Chain	Affiliation with any third-party, entity or individual (i.e. business partners, agents, vendors) that does not comply with ESG regulations or standards defined by us exposes our organisation to reputational, continuity and legal risk.	Transitional risk	Medium-term
Sustainable delivery	Use of new (lower emission) technologies such as e-bicycles and e-scooters for our logistics operations will reduce our carbon footprint, have a positive impact on our reputation and positively navigate potential "no car zone" legislation and low emission zones.	Opportunity	Medium-term
Circular Packaging	We have an opportunity to promote circular packaging solutions to our Partners to support them in managing emerging circular economy legislation obligations.	Opportunity	Medium-term
Sustainable facilities	Use of more efficient energy in buildings and relocation to more efficient buildings will reduce our carbon footprint and have a positive impact on our reputation, as well as a reduction in energy costs / (future) financial obligations of a carbon tax.	Opportunity	Medium-term

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We will continue to review the impact of climate-related risks on a regular basis. Should the priorities shift towards high to critical strategic risks to the Company in the future, this will be reported to the Management Board for further discussion and approval. We will continue updating the assessment on an annual basis, or more regularly if we identify new risks and opportunities that need to be prioritised in the future. Please find more detailed information on these risks and opportunities within the previous section 'Our framework to deliver'.

We are currently in the process of conducting a qualitative risk assessment over a long-term time horizon, a climate-related scenario analysis and a quantitative risk analysis to guide us in our strategic decision-making. We will update our stakeholders on the analysis in the next Annual Report.

Understanding the importance of taking greater action to tackle climate change, we have adopted a target for our direct operations to be net zero in scope 1 and 2 emissions by 2030 and we are in the process of developing a detailed transition plan to meet this target.

Risk Management

Our process for identifying and assessing climate-related risks and opportunities follows our organisation-wide Enterprise Risk Management ('ERM') process, with an internal climate-specific qualitative risk assessment covering our direct operations (scope 1 and 2), as well as upstream and downstream activities (scope 3). Please find more detailed information on how we manage risks in the 'Risk Management' section.

The internal climate-specific qualitative risk assessment was carried out in line with our global ERM methodology (including discussions with the Management Board about climate risk). We concluded that these risks and opportunities did not present high to critical strategic risks to the Company in the short or medium term. In line with this conclusion, we determined that climate-related risks and uncertainties do not have a material impact on our significant judgments and estimates and the amounts recognised in the Consolidated financial statements. Reference is made to Note 2 of the Consolidated financial statements.

As we undergo the climate scenario analysis and better understand the impacts on our business, we will review climate risk as a topic and consider how to further integrate it into our global ERM process.


Metrics and Targets

Our target of net zero by 2030, set in October 2021, covers our scope 1 and 2 emissions which are the metrics we use to assess our climate-related risks and opportunities, as identified in the strategy section above. The variable remuneration of the Management Board under the LTIP 2021-2024 and LTIP 2022-2025 partially depends on the achievement of this strategic target.

The business growth we saw in 2021 (33% Order growth) meant that our scope 1 and 2 emissions continued to grow. We leased 89% more office and hub floor spaces compared with 2020 and at the same time, made progress towards our net zero target. We also rolled out a set of sustainability guidelines for our facilities to ensure that all facilities align themselves to the net zero target. Furthermore, we focused our efforts on switching electricity contracts for our facilities to renewable, either directly or by collaborating with the landlords. A total of 23% of the floor areas of our facilities were powered by 100% renewable electricity in 2021 (including hubs and offices). We had 50 additional hubs connected in 2021 but the electricity emissions from hub electricity use decreased by 10%. In our transition plan we intend to describe in more detail how we plan to progress further to meet our net zero target.

For the purposes of baselining and ongoing comparison, we expressed emissions using a carbon intensity metric. The comparison intensity metrics used are Orders and floor area. We have chosen to report against these two metrics to reflect the changing nature of the business and to allow comparison with others. Our baseline intensity factor is 66.88 tCO_2/100 thousand Orders and 4.63 tCO_2/sqm in 2020. In 2021 the emission intensity factor for Orders was 73.57 tCO_2/100 thousand Orders, a 10% increase compared with 2020. The emission intensity factor for floor area was 3.60 tCO_2/sqm in 2021, a 22% decrease compared with 2020.

We will continue to work on identifying opportunities to reduce our scope 3 emissions and how we could set a credible and achievable target.

Please find more information on our scope 1, 2 and 3 emissions and our net zero target respectively in the paragraphs 'Measuring the carbon footprint of our marketplace' and 'Planet'.



Our Performance in 2022

In 2022, we continued to focus on executing our strategy to build and operate a highly profitable food delivery business. Driven by a wide range of initiatives, our road to profitability accelerated significantly, resulting in us delivering positive Adjusted EBITDA in 2022.

After a period of significant investment following the merger and the pandemic, our business is now twice as large as it was pre-pandemic in terms of GTV. We processed 984 million Orders in 2022, a decrease of 102 million compared with 2021. In 2022, we generated €28.2 billion in GTV, which is in line with 2021 with the pandemic continuing to affect the year-on-year comparison. Our revenue increased to €5.6 billion in 2022, representing a growth rate of 4% compared with 2021, driven by a higher ATV and optimised pricing. Additionally, we increased our adjusted revenue less Order fulfillment costs by 24% to €2.4 billion in 2022, through the improved Delivery efficiency and the revenue growth, as mentioned earlier.

As a result of the accelerated road to profitability, we delivered Adjusted EBITDA of €19 million in 2022 compared with minus €350 million in 2021.

We continued expanding our Partner supply base and strengthened our on-demand grocery delivery proposition, with many partnerships announced in 2022 and a footprint that now stretches to over 32 thousand grocery locations across our markets.

Below we explain how the developments in our KPIs contributed to our results in 2022. Due to rounding, amounts in the tables may not add up precisely to the totals provided. Percentages used are based on unrounded figures.

Group performance review

Key performance indicators

After a period of significant growth, we saw a normalisation of our consumer post-pandemic KPIs. Our core operational KPIs, being Partners, Active Consumers, Returning Active Consumers as % of Active Consumers, Average Monthly Order Frequency, Orders, GTV and ATV, are summarised below.

The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. The KPIs are presented as if the combinations were completed on 1 January 2020 to provide comparable information for the periods presented. Operations in Norway and Portugal were discontinued from 1 April 2022 and Romania from 1 June 2022. The KPIs presented exclude these operations as from 1 January 2022. These numbers are unaudited and may not add up due to rounding.

Partners

Partners are the total number of restaurants, grocery stores, and other offerings listed on our platforms as of a particular date. We believe the total number of Partners is a useful measure for our stakeholders, as growth in Partners enhances and diversifies the offering to consumers, in turn attracting more consumers, promoting network effects, and positively impacting performance. Our Management Board uses the total number of Partners listed on our platforms to evaluate market position and penetration, and to assess the value proposition to consumers. For that reason, we continuously invest in attracting new Partners in all our markets.

| Partners (in thousands) | As at 31 December | | | | |
	2022	2021	2020	2022 to 2021 (% change)	2021 to 2020 (% change)
North America	418	371	299	12%	24%
Northern Europe	79	77	65	2%	20%
UK and Ireland	76	64	53	17%	21%
Southern Europe and ANZ	121	121	89	(0%)	36%
Total Partners	**692**	**634**	**506**	**9%**	**25%**

In 2022, we continued to build on the strong Partner growth of 2021, adding an additional 58 thousand Partners. Additional investments in the Sales department have largely contributed to this growth. Many Partners also self-registered, due to our strong brand presence.

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Active Consumers

Active Consumers are unique consumer accounts (identified by a unique email address) from which at least one Order has been placed on our platforms in the last 12 months. We believe the metric Active Consumers is a useful measure for our stakeholders, as it indicates our market position and level of penetration in a particular market and allows an assessment of the level of engagement with our platforms. Our Management Board uses Active Consumers as a key revenue driver, to evaluate operating performance, and as a valuable measure of the size of our engaged base of consumers.

After two years of significant consumer growth and higher than normal reactivations of inactive consumers, we saw a normalisation of consumer acquisition in 2022. Despite the significant size of our Active Consumer base, our penetration remains low, demonstrating significant market headroom and future growth potential.

As at 31 December

Active Consumers (in millions)	2022	2021	2020	2022 to 2021 (% change)	2021 to 2020 (% change)
North America	30	37	37	(19%)	(1%)
Northern Europe	31	31	26	0%	20%
UK and Ireland	19	19	17	(4%)	16%
Southern Europe and ANZ	11	13	12	(11%)	8%
Total Active Consumers	**90**	**99**	**91**	**(9%)**	**9%**

Returning Active Consumers as % of Active Consumers

Returning Active Consumers are consumers who order more than once in a 12-month period. We believe the metric Returning Active Consumers as % of Active Consumers is a useful measure for our stakeholders, as it indicates the loyalty of our consumer base. On top of our solid consumer base, the Returning Active Consumers as a percentage of Active Consumers improved slightly year-on-year by 0.1 percentage point to 67.5% in 2022 from 67.4% in 2021, reflecting slightly improved loyalty in our consumer base.

As at 31 December

	2022	2021	2020	2022 to 2021 (change)	2021 to 2020 (change)
Total Returning Active Consumers as % of Active Consumers	67.5%	67.4%	65.5%	0.1p.p.	1.9p.p.

Average Monthly Order Frequency

Average Monthly Order Frequency is monthly Orders divided by the number of consumers who have placed at least one Order in that month, based on a 12-month average for the respective period ('Average Monthly Order Frequency'). We believe that this metric improves comparability with industry peers and is a useful measure for our stakeholders, as growth of such Orders reflects continued user activation and engagement. Using this metric, our Management Board can assess consumer engagement and implement supply- or demand-based initiatives in response. Average Monthly Order Frequency slightly decreased to 2.8 times in 2022 compared with 2.9 times in 2021.

	Year ended 31 December				
	2022	**2021**	**2020**	**2022 to 2021 (change)**	**2021 to 2020 (change)**
Total Average Monthly Order Frequency	**2.8**	**2.9**	**2.6**	**(0.05)**	**0.28**

Orders

This is the number of Orders by consumers that were processed through our mobile applications, websites and in-store JET Pay. We believe the number of Orders is a useful measure for our stakeholders, as revenue from commissions, our primary source of revenue, is generated from Orders. Our Management Board uses Orders to assess performance across all segments and periods.

The year 2021 was a record period in Order growth due to Covid-19 restrictions and our significant investment in Delivery. We processed 984 million Orders in 2022, demonstrating a 9% decrease compared with 2021, while the pandemic continued to affect the year-on-year comparison. This was partly offset by the slightly improved percentage of Returning Active Consumers and relatively stable Average Monthly Order Frequency.

	Year ended 31 December				
	2022	**2021**	**2020**	**2022 to 2021 (% change)**	**2021 to 2020 (% change)**
Orders (in millions)					
North America	327	374	314	(13%)	19%
Northern Europe	288	296	219	(3%)	35%
UK and Ireland	260	289	190	(10%)	52%
Southern Europe and ANZ	109	128	93	(15%)	38%
Total Orders	**984**	**1,086**	**816**	**(9%)**	**33%**

GTV

GTV represents the total value that the consumers have paid on all Orders. We believe GTV is a useful measure for stakeholders, as it represents a transparent and comparable indication of our share of the food Delivery industry and improves comparability with industry peers.

Despite the decline in Orders, total GTV remained stable at €28.2 billion in 2022 compared with 2021, driven by a higher ATV and favourable changes in foreign exchange rates, which offset the lower Order volumes.

	Year ended 31 December				
Gross Transaction Value (€ billions)	**2022**	**2021**	**2020**	**2022 to 2021 (% change)**	**2021 to 2020 (% change)**
North America	11.6	11.5	9.8	1%	17%
Northern Europe	7.4	7.2	5.0	3%	42%
UK and Ireland	6.6	6.6	4.5	(1%)	47%
Southern Europe and ANZ	2.6	2.8	2.1	(8%)	38%
Total GTV	**28.2**	**28.2**	**21.4**	**0%**	**31%**

ATV

ATV represents GTV divided by the number of Orders in a particular period. We believe ATV is a useful measure for our stakeholders, as it gives insight into structural differences in the value paid by consumers across different segments, which impacts revenue from commissions, the primary source of our revenue.

ATV increased in all our segments, mainly driven by higher food prices due to inflation, higher delivery fees and optimised pricing. North America's ATV increased by 16%, mostly driven by the favourable changes in foreign exchange rates. ATV increased in other segments, ranging from 6% in Northern Europe to 9% in the UK and Ireland.

	Year ended 31 December				
Average Transaction Value (in €)	**2022**	**2021**	**2020**	**2022 to 2021 (change)**	**2021 to 2020 (change)**
North America	35.54	30.76	31.29	4.78	(0.53)
Northern Europe	25.80	24.30	23.03	1.51	1.26
UK and Ireland	25.18	23.01	23.75	2.16	(0.74)
Southern Europe and ANZ	23.91	22.24	22.20	1.67	0.04
Total ATV	**28.66**	**25.94**	**26.28**	**2.73**	**(0.35)**

Reportable segment performance

The segment information presented below has been prepared on a combined basis, with the Grubhub and Just Eat businesses included as if the combinations were completed on 1 January 2020 to provide comparable information for the periods presented. Norway, Portugal and Romania figures are excluded as of 1 January 2022, given the insignificance thereof.

Revenue

We generate revenue primarily through the Orders placed on our platforms. This revenue is derived principally from commissions charged to Partners based on a percentage of the food value of a particular Order. It also comes, to a lesser extent, from consumer delivery fees charged for Delivery services provided by us to Partners that do not deliver themselves, as well as payment service fees charged for processing online payments and other revenue streams, such as Partner Promoted Placement, subscription, and merchandise revenue.

We believe adjusted revenue less Order fulfilment costs is a useful measure to assess financial performance since it allows the Management Board to assess the operational performance of our segments in terms of Orders and the directly attributable costs thereof. This metric excludes costs that are not directly related to underlying operating performance, such as restructuring costs, certain legal, tax, and regulatory matters, and certain insurance income and costs.

In 2022, we generated total revenue of €5,559 million, representing a 4% increase from €5,331 million in 2021. This increase was driven by increased commission and delivery fees, reduced fee caps in North America and growth in Promoted Placement revenue.

	Year ended 31 December				
(€ millions)	**2022**	**2021**	**2020**	**2022 to 2021 (% change)**	**2021 to 2020 (% change)**
North America	2,552	2,470	2,111	3%	17%
Northern Europe	1,155	1,064	745	9%	43%
UK and Ireland	1,319	1,249	768	6%	63%
Southern Europe and ANZ	532	548	370	(3%)	48%
Total revenue	**5,559**	**5,331**	**3,994**	**4%**	**33%**
Adjusted revenue less					
Order fulfilment costs	**2,360**	**1,898**	**2,089**	**24%**	**(9%)**

North America

North America revenue grew by 3% year-on-year reaching €2,552 million. This growth was largely driven by the lifting of several government-imposed fee caps, with the fee cap impact for 2022 reducing to minus €132 million from minus €192 million in 2021[9]. Positive foreign exchange movements also impacted North America's revenue.

Northern Europe

Northern Europe revenue grew by 9% to €1,155 million in 2022 from €1,064 million in 2021. Revenue growth exceeded GTV growth, driven by optimising our Partner and consumer pricing. With more demand from our Partners, our Promoted Placement revenue also increased significantly, further driving

[9] The fee cap impact is the difference between the commission rate agreed with the restaurants and the reduced commission rate due to government-imposed fee caps.

revenue growth. The continued trend of our consumers moving from cash to online payments resulted in increased online payment service revenue.

United Kingdom and Ireland
United Kingdom and Ireland revenue grew by 6% to €1,319 million in 2022 from €1,249 million in 2021. Despite GTV remaining stable, the revenue growth rate was positively aided by optimised Partner and consumer pricing.

Southern Europe and ANZ
Southern Europe and ANZ revenue declined with 3% to €532 million in 2022 from €548 million in 2021. This was primarily driven by a decline in GTV, which was partially offset by optimised Partner and consumer pricing. This segment continues to focus on improving its performance, mainly by more targeted investments and operational efficiencies in our Delivery network. In addition, we continue to focus capital and management attention towards our highest potential markets for generating scale, leadership positions and profit pools as our industry rationalises.

Adjusted EBITDA

Adjusted EBITDA consists of our operating income/loss for the period, adjusted for depreciation, amortisation, impairments, share-based payments, acquisition- and integration-related costs and other items not directly related to underlying operating performance. Other items not directly related to underlying operating performance include, amongst others, restructuring costs, certain legal, tax, and regulatory matters and certain insurance income and costs.

After a period of significant investment, the business is back to positive Adjusted EBITDA with €19 million in 2022 compared with minus €350 million in 2021.

We evolved the structure of our organisation in the second half of 2022 to a matrix organisation to place more responsibility at the regional level. This necessitated segment Adjusted EBITDA allocations to change in the second half of 2022. The change mainly resulted in a shift between Head Office costs and individual segments, as well as changes in cost recharges and allocations between segments.

(€ millions)	Year ended 31 December				
	2022	**2021**	**2020**	**2022 (% of GTV)**	**2021 (% of GTV)**
North America	65	(28)	166	1%	0%
Northern Europe	313	256	217	4%	4%
UK and Ireland	23	(107)	237	0%	(2%)
Southern Europe and ANZ	(161)	(262)	(92)	(6%)	(9%)
Head Office	(221)	(208)	(165)	n/a	n/a
Adjusted EBITDA	**19**	**(350)**	**363**	**0%**	**(1%)**

North America

North America returned to positive Adjusted EBITDA in 2022 despite the remaining fee caps being in place throughout the year. Adjusted EBITDA increased to €65 million in 2022 from minus €28 million in 2021, with Adjusted EBITDA as a percentage of GTV ('Adjusted EBITDA Margin') improving to 0.6% in 2022 from minus 0.2% in 2021. The €93 million year-on-year improvement can be largely attributed to the increased efficiency of our Delivery network, pricing strategy, strategic marketing efforts, and the reduced impact of fee caps on our business.

Northern Europe

Northern Europe Adjusted EBITDA increased by 22% to €313 million in 2022 from €256 million in 2021. The Adjusted EBITDA Margin improved to 4.2% in 2022 from 3.6% in 2021, resulting in the highest Adjusted EBITDA Margin within Just Eat Takeaway.com.

United Kingdom and Ireland

The United Kingdom and Ireland achieved positive Adjusted EBITDA in 2022. Adjusted EBITDA was €23 million in 2022 from minus €107 million in 2021, with the Adjusted EBITDA Margin improving to 0.4% in 2022 from minus 1.6% in 2021. The positive Adjusted EBITDA development was driven by the overall focus on profitability in all aspects of the business. We optimised our consumer fees, reduced our Delivery cost per Order, and further improved our operating expenses.

Southern Europe and ANZ

Southern Europe and ANZ had an Adjusted EBITDA of minus €161 million in 2022 compared with minus €262 million in 2021, with the Adjusted EBITDA Margin improving to minus 6.2% in 2022 from minus 9.2% in 2021. This improvement in Adjusted EBITDA can be particularly attributed to our enhanced focus on profitability, driven by higher ATV, optimising our pricing strategy, reducing Delivery expenses and streamlining operating expenses. This was partly achieved by continuing to focus capital and management attention towards our highest potential markets.

Head office

Head office costs relate mostly to non-allocated expenses and include all central operating expenses such as staff costs and expenses for global support teams such as Legal and Compliance, InfoSec Risk and Control, Group Finance, Internal Audit, Data Analytics, Human Resources and the Management Board.

Head office expenses were €221 million in 2022 compared with €208 million in 2021. In 2021, we made significant investments in our head office workforce to support growth, predominantly in Marketing, HR and Delivery. As such, our year-on-year headquarter costs increase was primarily driven by the impact of new hires in 2021. During the first half of 2022, our head office FTEs remained approximately stable compared with the exit-rate in December 2021, and during the second half of 2022, FTEs were reduced due to a hiring pause.

"Our focus remains on becoming profitable, strengthening our balance sheet and maintaining a disciplined capital allocation policy"

— Brent Wissink, CFO

Financial review

The commentary in the following paragraphs is based on the 2022 Consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS'). For clarity, we highlight the following changes to the consolidation scope in 2021:

- On 15 June 2021, Just Eat Takeaway.com completed the acquisition of 100% of the shares in Grubhub ('Grubhub Acquisition').
- On 30 September 2021, Just Eat Takeaway.com completed the acquisition of 100% of the shares in Bistro.sk. ('Bistro Acquisition').

Statement of profit or loss

	Year ended 31 December	
€ millions	2022	2021
Revenue	5,561	4,495
Courier costs	(2,599)	(2,531)
Order processing costs	(571)	(406)
Staff costs	(1,259)	(890)
Other operating expenses	(1,377)	(1,164)
Depreciation, amortisation and impairments	(5,168)	(443)
Operating loss	**(5,413)**	**(939)**
Share of results of associates	(35)	(62)
Finance income and expense, net	(47)	(53)
Other gains and losses	(273)	2
Loss before income tax	**(5,768)**	**(1,052)**
Income tax benefit	101	8
Loss for the period	**(5,667)**	**(1,044)**

Revenue

	Year ended 31 December	
€ millions	2022	2021
Order-driven revenue	5,315	4,314
Ancillary revenue	246	181
Revenue	**5,561**	**4,495**

Order-driven revenue increased by 23% to €5,315 million in 2022, mainly driven by the full 12 months of Grubhub revenue being included in 2022 compared with 6.5 months in 2021. In addition, Order-driven revenue also increased due to the increases in our Partner and consumer pricing. This was negatively impacted by €132 million of government-imposed commission caps in the North America segment.

The growth in ancillary revenue was predominantly driven by the full 12 months of Grubhub revenue included (compared with 6.5 months last year).

Order fulfilment costs

	Year ended 31 December	
€ millions	2022	2021
Courier costs	2,599	2,531
Order processing costs	571	406
Order fulfilment costs	**3,170**	**2,937**

Order fulfilment costs increased by €233 million, or 8%, to €3,170 million in 2022 compared with €2,937 million in 2021. This increase was a result of the full 12 months of Grubhub Order fulfilment costs being included in 2022 (compared with 6.5 months in 2021).

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Revenue less Order fulfilment costs

€ millions	Year ended 31 December	
	2022	2021
Revenue	5,561	4,495
Order fulfilment costs	(3,170)	(2,937)
Revenue less Order fulfilment costs	**2,391**	**1,558**

Revenue less Order fulfilment costs increased by €833 million, or 53%, to €2,391 million in 2022 compared with €1,558 million in 2021. This significant improvement was mainly driven by the overall increase in revenue and lower delivery costs per Order. Order fulfilment costs as a percentage of revenue decreased to 57% from 65% in 2021.

Staff costs

€ millions	Year ended 31 December	
	2022	2021
Wages and salaries	900	655
Social security charges	125	85
Pension premium contributions	47	33
Share-based payments	166	81
Temporary staff expenses	22	36
Staff costs	**1,259**	**890**

Staff costs increased by 41% to €1,259 million in 2022 compared with €890 million in 2021. Our staff, excluding couriers directly employed by Just Eat Takeaway.com as this group is included in order fulfilment costs, increased to an average of approximately 15,900 FTEs in 2022 from an average of approximately 13,200 FTEs in 2021. In the second half of 2021, we made significant investments in our workforce to support growth and drive long-term success. This, along with the Grubhub Acquisition, contributed to an increase in staff costs. A hiring pause was implemented in June 2022, bringing FTEs back in line with Order development and reducing staff costs over the course of 2022.

Share-based payments include the Long-Term Incentive Plan ('LTIP') and the Short-Term Incentive Plan ('STIP') for the Management Board, as well as the various long-term and short-term share (option) plans for employees (as described in Note 7 to the Consolidated financial statements for the period ended 31 December 2022). Share-based payments increased to €166 million in 2022 compared with €81 million in 2021, mainly driven by Grubhub, an increase in average FTEs, exceptional additional retention awards, and the cumulative effect of the annually recurring awards granted under the long-term plans. The share-based payment expense of €48 million resulting from the commercial agreement with Amazon is included in other operating expenses.

Other operating expenses

€ millions	Year ended 31 December	
	2022	2021
Marketing expenses	735	684
Other operating expenses	642	480
Other operating expenses	**1,377**	**1,164**

Marketing expenses
Marketing expenditure can primarily be distinguished as relating to (i) performance marketing (or pay-per-click/pay-per-Order) which directly generates traffic and Orders, such as search engine marketing, app marketing and affiliate marketing (rewarding third parties for referrals to our platforms) and (ii) brand marketing, such as television, online media, and outdoor advertising (billboards).

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Marketing expenses increased by 7% to €735 million in 2022 compared with €684 million in 2021, following marketing investments, such as the Katy Perry campaign and the UEFA sponsorship in 2022.

Other operating expenses

Other operating expenses increased by 34% to €642 million in 2022 compared with €480 million in 2021, mainly driven by 12 months of Grubhub expenditures included and the share-based payment expense of €48 million resulting from the commercial agreement with Amazon.

Depreciation, amortisation and impairments

Depreciation and amortisation expenses were €567 million in 2022, up from €389 million in 2021. This increase related to the full 12 months of amortisation of other intangibles recognised in relation to the Grubhub Acquisition as compared with 6.5 months in 2021, as well as additional depreciation from capitalised ordering devices.

Following the identification of impairment indicators in the interim period and the annual impairment test, total impairment losses of €4,521 million for goodwill (2021: €18 million) and €61 million for intangible assets (2021: €36 million) were recognised in 2022. Of the goodwill impairment losses, €2,977 million is related to cash-generating unit ('CGU') United States, €893 million to CGU United Kingdom, €267 million to CGU Canada, and €445 million to seven CGUs to which a non-significant amount of goodwill is allocated.

The impairment in the United Kingdom and Canada was mainly driven by the impact of macro-economic circumstances on the Weighted Average Cost of Capital ('WACC') as used in the value in use calculation, including increased interest rates and increased equity volatility.

The impairment in United States and the seven other CGUs, was mainly driven by the impact of macro-economic circumstances on the WACC as used in the value in use calculation, including increased interest rates and increased equity volatility. In addition, higher levels of inflation and further lifting of Covid-19 measures affected consumer behaviour in some CGUs, resulting in lower expectations of Order growth in the short to medium term. See also Note 12 to the Consolidated financial statements for more details.

Share of results and loss on disposal of associates

A total loss of €310 million was recognised in relation to iFood, consisting of our annual share of losses of €35 million recognised as part of share of results of associates (2021: annual share of losses of €62 million) and a net loss on disposal of €275 million recognised as part of other gains and losses. Prior to the iFood Transaction, we invested €88 million in iFood in 2022 (2021: €83 million).

Income tax expense

In 2022, the net income tax benefit was €101 million, compared with €8 million in 2021. The taxable results of profitable entities, the movement in provisions for uncertain tax positions and the outcome of the Danish Tax Authority dispute, resulted in a current tax expense of €53 million compared with €38 million in 2021. In 2022, the deferred tax benefit was €154 million compared with €46 million in 2021, mainly relating to temporary differences arising from the amortisation of other intangible assets and the recognition of available tax losses carried forward.

Loss for the period

As a result of the factors described above, Just Eat Takeaway.com realised a net loss after tax of €5,667 million in 2022 (2021: €1,044 million). The loss excluding the impact of impairments amounted to €1,065 million compared with €990 million in 2021.

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Financial position

€ millions	31 December 2022	31 December 2021 (restated*)
Non-current assets	9,742	15,963
Current assets excluding cash and cash equivalents	626	543
Cash and cash equivalents	2,020	1,320
Total assets	**12,389**	**17,826**
Total shareholders' equity attributable to equity holders	7,903	13,050
Non-controlling interests	(8)	(8)
Total equity	**7,895**	**13,042**
Non-current liabilities	3,085	3,543
Current liabilities	1,408	1,241
Total liabilities	**4,494**	**4,784**
Total shareholders' equity and liabilities	**12,389**	**17,826**

* The comparative information is restated in line with IFRS 3 on account of Grubhub's acquisition measurement period adjustments and due to the reclassification of amounts previously presented as the current portion of the convertible bonds and senior notes to non-current liabilities. Reference is made to Note 31 and Note 21 respectively in the Consolidated financial statements.

Non-current assets, mainly consisting of goodwill and other intangible assets decreased to €9,742 million as of 31 December 2022 from €15,963 million as of 31 December 2021. This was primarily driven by the impairment losses and the iFood Transaction.

Cash and cash equivalents increased to €2,020 million as of 31 December 2022, from €1,320 million as of 31 December 2021. This increase was primarily driven by the consideration received from the iFood Transaction, partly offset by the repayment of the bank loan and capital and financing expenditure.

Shareholders' equity decreased to €7,903 million as of 31 December 2022, from €13,050 million as of 31 December 2021, mainly due to accumulated losses over the period, offset partially by gains on foreign currency translation.

The solvency ratio, defined as total equity divided by total assets, was 64% as of 31 December 2022 compared with 73% at of 31 December 2021, mainly caused by accumulated losses over the period.

Cash flows

€ millions	Year ended 31 December	
	2022	2021
Net cash used in operating activities	(166)	(423)
Net cash generated by / (used in) investing activities	1,214	(106)
Net cash generated by / (used in) financing activities	(365)	1,312
Net cash and cash equivalents generated (used)	**683**	**783**
Effects of exchange rate changes of cash held in foreign currencies	17	8
Net increase / (decrease) in cash and cash equivalents	**700**	**791**

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Net cash used in operating activities
Net cash used in operating activities amounted to €166 million in 2022 compared with €423 million in 2021. The decrease was mainly driven by operational performance and our focus on becoming profitable.

Net cash generated by investing activities
Net cash generated by investing activities amounted to €1,214 million in 2022 compared with net cash used of €106 million in 2021, driven by the proceeds from the iFood Transaction.



Net cash used in financing activities

Net cash used in financing activities amounted to €365 million in 2022 compared with net cash generated of €1,312 million in 2021, which included the issuance of convertible bonds of €1,100 million. In 2022, the net cash used largely represented the repayment of the €300 million bank loan and net interest costs.

Outlook

The Management Board reiterates the following guidance for 2023:

- 2023 Adjusted EBITDA of approximately €225 million

This guidance includes additional investments in food and non-food adjacencies as well as wage costs inflation and takes into account an uncertain macro-economic environment.

The Management Board reiterates the following long-term targets:

- In excess of €30 billion of GTV to be added over the next 5 years
- Long-term group Adjusted EBITDA Margin in excess of 5% of GTV

Statements by the Managing Directors

Management report

The following sections of this Annual Report form the management report under Dutch law:

- Company Profile;
- Report of the Management Board;
- Composition of the Management Board and Supervisory Board;
- Report of the Supervisory Board;
- Report of the Remuneration and Nomination Committee;
- Remuneration in 2022;
- Governance and Compliance;
- Report of the Audit Committee;
- Risk Management.

Financial statements & risk management

The Management Board is responsible for the preparation of the financial statements in accordance with Applicable Laws. The responsibility of the Management Board includes selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

The Management Board is also responsible for the preparation of the management report (as included in the Annual Report), in accordance with Applicable Laws. In the Annual Report, the Management Board endeavours to present a fair review of the situation of the business at the balance sheet date, and of the state of affairs in the year under review. Such an overview contains a selection of some of the main developments in the financial year and can never be exhaustive.

The Management Board is responsible for Just Eat Takeaway.com's risk management and internal control systems. The Management Board believes that Just Eat Takeaway.com maintains an adequate and effective system of risk management and internal control that complies with the requirements of the Governance Rules.

The internal control systems of Just Eat Takeaway.com are designed to manage, rather than eliminate, the risk that we fail to achieve our business objectives and can provide reasonable, but not absolute, assurance against financial loss or material misstatements in the financial statements. The Management Board reviews the effectiveness of Just Eat Takeaway.com's systems of internal control relative to strategic, information technology, financial, operational and legal and regulatory risks and discusses risk management and internal controls with the Supervisory Board on a periodic basis. The Management Board is not aware of any critical failings in these systems during the financial year 2022.

Just Eat Takeaway.com aligns risk management to its strategic business planning. A top-down approach is followed, in which management identifies the major risks that could affect Just Eat Takeaway.com's business objectives, and assesses the effectiveness of actions, processes and controls in place to manage and mitigate these risks. For an overview of our most important business risks, please see the section 'Risk Management'. Assurance on the effectiveness of controls is obtained through management reviews and testing of certain aspects of our internal financial control systems by our InfoSec Risk and Control function, Internal Audit function, and Compliance functions. This, however, does not imply that certainty as to the realisation of our business and financial objectives can be provided, nor can the approach of Just Eat Takeaway.com to control its financial reporting be expected to prevent or detect all misstatements, errors, fraud or violation of law or regulations.

The key controls over financial reporting policies and procedures include controls to ensure that:

- Commitments and expenditures are appropriately authorised by the Management Board;
- Records are maintained which accurately and fairly reflect transactions;
- Any unauthorised acquisition, use or disposal of Just Eat Takeaway.com's assets that could have a material effect on the financial statements is detected on a timely basis;
- Transactions are recorded as required to permit the preparation of financial statements;
- Reporting of the financial statements is done in compliance with IFRS and Part 9 of Book 2 of the Dutch Civil Code.

In control statement

As recommended by Governance Rules and on the basis of the foregoing and the explanations contained in the section 'Risk Management', the Management Board confirms, to its knowledge, that:

- Just Eat Takeaway.com's financial reporting over 2022 provides sufficient insights into any failings in the effectiveness of the internal risk management and control systems;
- Just Eat Takeaway.com's internal risk management and control systems with regard to financial reporting risks provide a reasonable assurance that Just Eat Takeaway.com's financial reporting over 2022 does not contain any material errors;
- Based on the current state of affairs, it is justified that the financial reporting over 2022 is prepared on a going concern basis; and
- The report states those material risks and uncertainties that are relevant to the expectation of Just Eat Takeaway.com's continuity for the period of 12 months after the preparation of the report.

Responsibility statement

With reference to the so-called 'responsibility statement' required under Applicable Laws, the Management Board states, to the best of its knowledge, that:

- The financial statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
- The management report includes a true and fair review of the situation at the balance sheet date, the development and performance of the business during the financial year, and undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that Just Eat Takeaway.com faces.

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Non-financial information

The non-financial information required to be included in the management report, as described in the Applicable Laws, can be found in the sections of the management report:

- a brief description of the Company's business model can be found in the paragraph 'Our business model' in the section 'Company Profile';
- a description of the Company's policy, including applied security measures and results of this policy, regarding environmental, social and employee matters and respect for human rights can be found in the three pillars for positive action mentioned in 'Our Responsible Business and Sustainability Approach'. These policies can be allocated as follows and, unless additional chapters are mentioned below, all relevant disclosures can be found in 'Our Responsible Business and Sustainability Approach':
  - environmental policies: reducing our carbon footprint; reducing impact of operational waste and travel; and reducing impact of packaging and marketplace delivery;

- social policies: responding to changing diets; enabling choice and transparency; fighting food waste and food poverty;
- employee policies: empowering our people; supporting employment and working conditions; embedding ID&B; and promoting employee engagement and wellbeing (see also the chapters 'Our Operations', 'Our people' and 'Our Inclusion, Diversity and Belonging');
- human rights policies: supporting employment and working conditions and supporting local communities (see also the chapters 'Our Operations' and 'Our people');
- a description of the Company's policy, including applied security measures and results of this policy regarding anti-corruption and anti-bribery can be found in the chapter 'Our Responsible Business and Sustainability Approach' under 'People and society'.
- a description of the main risks relating to these matters relating to the Company's activities that likely have an adverse effect on these matters and how the Company manages these risks can be found in the section 'Risk Management';
- a description of the Company's non-financial KPIs relevant to its activities (such as the number of Partners, Orders and Active Consumers) can be found in the paragraph 'Key performance indicators' in the section 'Group performance review'. Currently, the Company does not have any KPIs with regard to environmental, social and employee matters, respect for human rights, anti-corruption and anti-bribery.

The results of our policies are generally described in terms of progress made to the extent possible and have not always resulted in specific metrics that can be monitored or disclosed. We are in a continuous transition and consequently we continue to review, revise and (further) develop our policies, safeguards and KPIs on the non-financial information as described above.

Corporate Governance statement

This is a statement concerning corporate governance as referred to in the Governance Rules and Applicable Laws.

The information required to be included in this Corporate Governance Statement is included in this section and the section 'Governance and compliance', provided that the main characteristics of Just Eat Takeaway.com's internal risk management measures and control systems relating to its financial reporting process are described in the section 'Risk management'.

Management Board

Jitse Groen	Brent Wissink
CEO	CFO
Jörg Gerbig	Andrew Kenny
COO	CCO





03

Our Governance Report

Composition of the Management Board and Supervisory Board

Management Board

Our strong track-record has been achieved through our highly dedicated, founder-led Management Board with substantial experience and complementary skill sets. Our Management Board has a combined experience of 50 years in the online food delivery industry and, as of 31 December 2022, consisted of the following individuals:



Jitse Groen

Dutch national, 1978, Founder, Chief Executive Officer and Chair of the Management Board since 2011

Jitse studied Business & IT at the University of Twente in the Netherlands. He started his career during his studies when he launched a business in web development. In 2000, Jitse founded and launched Just Eat Takeaway.com (at that time named Thuisbezorgd.nl). Jitse is also a member of the Advisory Board of Suit Supply B.V.

As Chief Executive Officer and Chair of the Management Board, Jitse has responsibility for Corporate Strategy, Corporate Solutions, Grubhub, Marketing, and Product and Technology.

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Brent Wissink

Dutch national, 1967, Chief Financial Officer and member of the Management Board since 2016



Jörg Gerbig

German national, 1981, Chief Operating Officer and member of the Management Board since 2016[10]

Brent joined Just Eat Takeaway.com as COO in 2011. He led the integration of Lieferando.de and Pyszne.pl before becoming CFO of Just Eat Takeaway.com (at that time named Takeaway.com) in 2014. Prior to this, he was CFO of a fast-growing technology business (NedStat) and worked in venture capital (ABN AMRO, Mees Pierson). Brent graduated from the Erasmus University of Rotterdam in Econometrics in 1992. Brent is also a member of the Supervisory Board of the Faber Group B.V. as of 1 December 2021.

As Chief Financial Officer and member of the Management Board, Brent has responsibility for Finance, Human Resources, Legal and Compliance, InfoSec Risk and Control, and other corporate teams.

Jörg founded Lieferando.de in 2009 and has since driven its rapid growth. He joined Just Eat Takeaway.com (at that time named Takeaway.com) as COO following, and as a result of, the acquisition of Lieferando.de in 2014.
Jörg graduated in 2005 from the European Business School Oestrich-Winkel and has gained significant experience in mergers and acquisitions, as well as equity capital markets at UBS Investment Bank in London and New York. Jörg is also the Vice-Chair of the Supervisory Board of N26.

As Chief Operating Officer and member of the Management Board, Jörg has responsibility for Logistics and Customer Services.

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[10] Jörg Gerbig was not a member of the Management Board from 4 May 2022 until 18 November 2022. More information can be found in the chapter Report of the Supervisory Board.



Andrew Kenny

Irish national, 1983, Chief Commercial Officer and member of the Management Board since 1 December 2022

Andrew initially joined Just Eat in 2017 as a Sales Director, subsequently becoming Commercial Director, before being appointed as Managing Director of the company's UK business in May 2019. Prior to joining Just Eat, Andrew spent over a decade working in London and New York in equities and capital markets at global investment bank, Jefferies. Andrew graduated from the University College Dublin in 2006 and holds a Bachelor of Business & Law.

As Chief Commercial Officer and member of the Management Board, Andrew has responsibility for our global markets (United Kingdom and Ireland, Northern Europe, Southern Europe and ANZ, and Canada) and global Sales.

Supervisory Board

As of 31 December 2022, the Supervisory Board consisted of the following Supervisory Directors:



Dick Boer

Dutch national, 1957, Chair of the Supervisory Board since 18 November 2022; member of the Audit Committee and the Remuneration and Nomination Committee

Independent of the Company.

Dick Boer serves as a Non-Executive Director of Nestlé and Shell plc and as a Supervisory Director of SHV Holdings. He also serves as Chairman of the Supervisory Board of the Royal Concertgebouw. From 2016 until 2018, Dick served as President and CEO of Ahold Delhaize. Prior to the merger between Ahold and Delhaize, he served as President and CEO of Ahold from 2011 to 2016. Dick was appointed President and CEO of Albert Heijn in 2000, prior to accepting the position of CEO of Ahold. From 2006 to 2011, he also served as Chief Operating Officer of Ahold Europe.

Dick Boer holds a degree in Business Economics and an executive postgraduate degree from the IBO Business School.

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Corinne Vigreux

French national, 1964, Vice-Chair of the Supervisory Board since 4 October 2016; Chair of the Remuneration and Nomination Committee



Ron Teerlink

Dutch national, 1961, member of the Supervisory Board since 4 October 2016; Chair of the Audit Committee

Independent of the Company.

Corinne is co-founder and the current Chief Marketing Officer of TomTom, having previously held the roles of Chief Commercial Officer and Head of the Consumer Division with that company. Corinne founded Codam, a not-for-profit coding college, which is a member of the Ecole 42 network. She is also Chair of the Supervisory Board of TechLeap, board member of Dutch National Opera & Ballet, and Chair of the board of the philanthropic foundation, Sofronie.

Corinne was voted as one of the world's top fifty women in Tech 2018 (Forbes) and was made Chevalier de la Legion d'Honneur in 2012 and Officer in the Royal Order of Orange-Nassau in 2016. Corinne holds a BBA in International Business from ESSEC Business School.

From 4 May 2022 to 15 December, Corinne acted as the Chair of the Remuneration and Nomination Committee. As per 15 December 2022, Corinne was appointed as the Chair of the Remuneration and Nomination Committee.

Independent of the Company.

Until 2013, Ron acted as Chief Administrative Officer and member of the executive committee of the RBS Group. Prior to this, he was a member of the Management Board and Chief Operational Officer of ABN AMRO from 2006 until 2010. Between 1990 and 2006, Ron held various other positions within ABN AMRO and its subsidiaries. Ron was a member of the Supervisory Board of Equens SE from 2015 until 2016. He also joined the Supervisory Board of Coöperatieve Rabobank U.A. in 2013 and was appointed as Chair in 2016, a role he held until September 2021.

Ron holds an MSc in Economics from the Vrije Universiteit Amsterdam and a banking diploma from NIBE. Ron is Chair of the Supervisory Board (Raad van Toezicht) of Stichting Vrije Universiteit Amsterdam.

As per 1 January 2023, Ron is the chair of the Audit Committee.



Mieke De Schepper

Dutch national, 1975, member of the Supervisory Board since 18 November 2022; member of the Audit Committee

Independent of the Company.

Mieke De Schepper is the Chief Commercial Officer of Trustpilot and member of the Supervisory Board of trivago N.V. Prior to her position at Trustpilot, Mieke served as the Executive Vice President and Managing Director Asia Pacific at Amadeus. Mieke has also worked at Expedia Group. Earlier, she worked ten years at Philips Electronics, having held various global, regional and local leadership roles in product, marketing and sales. Mieke started her professional career at McKinsey & Company.

Mieke holds an MBA from INSEAD and a MSc in Industrial Design Engineering from the Delft University of Technology



Jambu Palaniappan

American national, 1987, member of the Supervisory Board since 31 January 2020; member of the Remuneration and Nomination Committee

Independent of the Company.

Until 2018, Jambu held several senior roles at Uber and Uber Eats, leading Uber Eats in Europe, the Middle East and Africa, and Uber's ridesharing business in Eastern Europe, Russia, the Middle East and Africa. Jambu has been a Non-Executive Director of Just Eat Takeaway.com since 24 June 2019. He is also a Director of Palaniappan Consulting Limited, appointed in January 2019, and Alltaster Limited, appointed in April 2019.

Jambu holds a BA in Public Policy and Economics from the Vanderbilt University.

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Lloyd Frink

American national, 1965, member of the Supervisory Board since 15 June 2021



David Fisher

American national, 1969, member of the Supervisory Board since 15 June 2021; Chair of the Audit Committee from 16 August 2021 until 1 January 2023

Independent of the Company.

Lloyd has served on the board of Grubhub since 2013. He is co-founder of Zillow Group and served as President and a member of the Board of Directors since 2005. In addition, he has served as Executive Chair of the Board of Directors since 2019, and before that, served as Vice-Chair from 2011 to 2019. From 1999 to 2004, Lloyd worked at Expedia, and from 1989 to 1999 at Microsoft.

Lloyd holds an A.B. in Economics from Stanford University.

Independent of the Company.

David is the Chief Executive Officer, President and Chair of the Board of Directors of Enova International, and currently serves on the Board of Directors of FRISS, the Board of Trustees of the Museum of Science and Industry in Chicago, and joined the Board of Fathom Manufacturing in December 2021. Prior to this, David served as Chief Executive Officer of optionsXpress and served on the Board of Directors of Innerworkings through its sale in 2020. David also served on the Board of Grubhub since 2012.

David holds a B.S. in Finance from the University of Illinois at Urbana Champaign and a J.D. from the Northwestern University School of Law.

In accordance with his previous announcement, David resigned as a member of the Supervisory Board effective as per 1 January 2023.

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Report of the Supervisory Board

Through its supervision of various substantial projects during 2022, the Supervisory Board has been in a position to contribute to Just Eat Takeaway.com's road to profitability.

Introduction

The Supervisory Board was pleased to see that many projects were successfully completed during 2022. At the beginning of 2022, the Supervisory Board advised on the Company's voluntary delisting from Nasdaq. Subsequently, the Supervisory Board was confronted with three vacancies for a large part of the year, which impacted the Supervisory Board's workload and required the Supervisory Board to focus on the search for nominees. During the second half of 2022, the Supervisory Board supervised the search by the Management Board for a strategic or commercial partner for Grubhub, the iFood Transaction and the Company's voluntary transfer of its listing on the London Stock Exchange from a premium listed company to a standard listed company. In addition to the aforementioned matters, the Supervisory Board continued to be involved in annually recurring topics.

Notwithstanding any specific focus the Supervisory Board might have during a financial year, it remains responsible for the supervision of the Management Board by, and advising of the Management Board in, setting and achieving the Company's strategy, objectives, charters and policies, as well as for the supervision of the general course of affairs of the Company and its business.

In performing our duties, the Supervisory Board is guided by the interests of the Company and its business enterprise, taking into consideration the interests of stakeholders, which include but are not limited to Partners, consumers, employees, creditors, authorities and shareholders. The Supervisory Board also supervises relevant corporate social responsibility issues.

Composition of the Supervisory Board

The composition of the Supervisory Board as per 31 December 2022 is shown on page 95. During 2022, changes in the Supervisory Board composition occurred.

At the end of the Annual General Meeting ('AGM') 2022, two members of the Supervisory Board stepped down: Adriaan Nühn regrettably decided, prior to the AGM, that he would not seek re-election as chair to allow the Supervisory Board to fully focus on the challenges and opportunities ahead in the interests of all stakeholders. Gwyn Burr had regrettably decided earlier not to seek re-election at the AGM 2022. The remaining five Supervisory Directors, Corinne Vigreux, David Fisher, Lloyd Frink, Jambu Palaniappan and Ron Teerlink, were reappointed as Supervisory Directors at the AGM 2022. As of the AGM 2022, the Vice-Chair, Corinne Vigreux, acted as Supervisory Board Chair.

Following the decision of Adriaan Nühn and Gwyn Burr to step down from the Company's Supervisory Board, and in view of the Supervisory Board's resolution to expand from seven to eight Supervisory Board members, three positions were vacant after the AGM 2022. This also included the position of Chair. On 8 November 2022, David Fisher regrettably informed the Company that he would resign as member of the Supervisory Board effective as per 1 January 2023. The Supervisory Board was pleased to see that, after the EGM 2022, two of the three positions were filled. Dick Boer and Mieke De Schepper were appointed as members of the Supervisory Board effective as of 18 November 2022. Dick Boer was appointed Chair of the Supervisory Board.

After the aforementioned changes, the composition of the Supervisory Board in 2022 was in line with its profile, as published on the Company's corporate website, in terms of experience, expertise, nationality, and age. In terms of gender diversity, as per 31 December 2022, the Company had two female

Supervisory Directors, equating to 28.5% of the entire Supervisory Board. Due to David Fisher's regrettable decision to resign as per 1 January 2023, the current composition is in conformity with the desired gender balance (i.e. at least 33% should consist of persons who identify as female). Considering the intention to nominate two female Supervisory Directors for appointment, the Supervisory Board expects to meet the desired gender balance as of the AGM 2023.

In the opinion of the Supervisory Board, the independence requirements referred to in the Governance Rules have been fulfilled in 2022 and all members of the Supervisory Board are independent within the meaning of such Governance Rules.

Meetings

The Supervisory Board met 18 times in 2022. Seven of these meetings were regular meetings that were scheduled well in advance and seven meetings related to specific projects, such as the iFood Transaction, the partnership with Amazon, the preparation of the general meetings, the assessment of the Company's listing venues and the composition of the Management Board and the Supervisory Board. The four other meetings were in connection with specific events, such as the publication of the quarterly trading updates.

As shown in the tables below, none of the Supervisory Directors was frequently absent from meetings, and at all meetings there was sufficient presence to constitute a valid quorum. For meetings where a Supervisory Director was unable to attend, the respective member shared his or her view on the topics to be discussed with the (Vice-)Chair, as appropriate, prior to the meeting and/or granted a power of attorney to one of the other members.

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Supervisory Board – regular meetings

	Attendance rate
Dick Boer (Chair)	1 of 1
Corinne Vigreux	7 of 7
Lloyd Frink	7 of 7
Jambu Palaniappan	7 of 7
Mieke De Schepper	1 of 1
Ron Teerlink	7 of 7
Adriaan Nühn (former Chair)	2 of 2
Gwyn Burr (former member)	2 of 2
David Fisher (former member)	7 of 7

Supervisory Board – additional meetings

	Attendance rate
Dick Boer (Chair)	n/a
Corinne Vigreux	11 of 11
Lloyd Frink	11 of 11
Jambu Palaniappan	11 of 11
Mieke De Schepper	n/a
Ron Teerlink	11 of 11
Adriaan Nühn (former Chair)	8 of 8
Gwyn Burr (former member)	7 of 8
David Fisher (former member)	9 of 11

Except for the closed sessions, the members of the Management Board were present at meetings of the Supervisory Board. The Supervisory Board took time to discuss certain items without the presence of the Management Board when appropriate.

The agenda for each meeting was prepared in consultation with the (Vice-)Chair, the Management Board and the company secretary, ensuring that, during the year, the Supervisory Board was updated on topical issues during its formal meetings.

When necessary or useful, individual Supervisory Directors had contact with each other, the CEO, CFO or other members of the Management Board and/or the company secretary. In these meetings, specific matters, as well as the general affairs of Just Eat Takeaway.com, were discussed. On behalf of the Supervisory Board, Ron Teerlink attended one of the semi-annual consultation meetings of the Dutch works council, where the general operation of Just Eat Takeaway.com was discussed and the works council was informed about decisions that the Management Board expected to obtain advice or approval on, prior to implementation.

In most Supervisory Board meetings, the Management Board updated the Supervisory Board on financial aspects of the Company, as well as other topics that could be important from a strategic or risk management perspective, such as the competitive landscape, compliance matters, risks and controls, and Human Resources and talent-related matters. In addition to these matters and the specific subjects set out below, presentations were carried out by members of Just Eat Takeaway.com's senior management team. The topics of these presentations were, among others, Human Resources and Marketing, Sustainability and Responsible Business, shareholder engagement, Diversity, Inclusion and Belonging, Product and Technology, Customer Services, Sales and Logistics.

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In 2022, the Supervisory Board discussed and approved several items, such as the financial results of the Company and related press releases and disclosures, including the Company's 2021 Annual Report, the 2022 semi-annual report and quarterly trading updates. In view of the iFood Transaction, the Supervisory Board reviewed and approved relevant documentation, including but not limited to, the shareholder circular.

During the year, the Supervisory Board discussed and approved several items that were proposed by the Audit Committee and the Remuneration and Nomination Committee. The reports of the Audit Committee and the Remuneration and Nomination Committee can be found on page 143 and page 109, respectively.

Portfolio Review

During the financial year, the iFood Transaction was completed. The Supervisory Board closely supervised the process. As a consequence, additional meetings were convened.

From time to time, the Management Board updated the Supervisory Board on portfolio developments including, but not limited to, the discontinuation of operations in Norway, Portugal and Romania.

The Management Board, together with its advisers, continued to actively explore the partial or full sale of Grubhub. The Supervisory Board was updated on the process if and when appropriate.

Financial statements and the annual audit

This Annual Report includes the Consolidated financial statements and the Company financial statements (together referred to as 'Financial Statements'), which are accompanied by an unqualified independent auditor's report of Deloitte (see the independent auditor's report starting on page 254). The Consolidated financial statements were prepared in accordance with IFRS and the Applicable Laws and the Company financial statements were prepared in accordance with the provisions of the Dutch Civil Code.

On 14 December 2022, the Audit Committee discussed the interim management letter with the auditor.

In February 2023, the Audit Committee discussed the auditor's report with the auditor, as well as the draft Financial Statements. The Audit Committee discussed, among other topics, the audit approach, key audit matters, communications, timing, audit fees, composition of the audit team, materiality, expertise of the individual audit team members, as well as the Annual Report (including the Financial Statements) and related documents. Particular attention was paid to key audit matters. The Audit Committee also discussed the quality of internal risk management and control systems and had a discussion with the auditor without the Management Board being present. The Audit Committee reported to the full Supervisory Board and reflected on the discussions with the auditor in Supervisory Board meetings.

The Audit Committee also discussed the mandatory audit firm rotation as of financial year 2024 and provided positive advice to engage EY as the new audit firm. This advice was subsequently taken over by the Supervisory Board. The selection of EY will be subject to appointment at the AGM 2023.

On 28 February 2023 and 1 March 2023, the Supervisory Board discussed this Annual Report, including the 2022 Financial Statements. The Managing Directors have issued the so-called 'responsibility' statement required under the Applicable Laws. All Managing Directors and the Supervisory Directors signed the Annual Report in accordance with Dutch law. The Supervisory Board is of the opinion that the Financial Statements meet all requirements for correctness, completeness, and transparency. The Supervisory Board has approved these Financial Statements.

The Supervisory Board recommends that the AGM 2023 adopts the 2022 Financial Statements. In addition, the Supervisory Board requests that the AGM grants discharge to the members of the Management Board in office during the 2022 financial year, for their management of the Company and its affairs during 2022, and to the members of the Supervisory Board in office for their supervision over said management.

The Supervisory Board concurs with the decision of the Management Board that, due to the negative net result, no proposal will be submitted to pay a dividend for 2022.

Internal audit

The duty of the internal auditor, as set out in the internal audit charter is to assess the design, implementation and the operation or effectiveness of the internal risk management and control systems.

The internal auditor regularly reports to the Management Board and the Audit Committee and once a year to the Audit Committee without the CFO being present. In addition, the sizing and resources of the Internal Audit function will be evaluated by the Audit Committee in the first quarter of 2023, who will recommend, if required, any changes to the Supervisory Board.

Finance

The Supervisory Board reviewed and discussed the periodic (non-) financial reports of Just Eat Takeaway.com, profit or loss and other comprehensive loss, changes in equity and cash flows including monitoring of the development of the KPIs.

At the start of 2022, the Supervisory Board discussed and approved the internal budget for 2022 and focused on the preparation of the Annual Report 2021, as well as the supervision of the audit of such report. During another meeting, the Supervisory Board was updated on Just Eat Takeaway.com's business and ongoing projects and discussed the external auditor's audit plan for 2022 as presented by Deloitte. Also, the Supervisory Board discussed and approved the internal budget for 2023 in December 2022.

Risk management and internal control

The Management Board provided updates to the Audit Committee on the implementation of Just Eat Takeaway.com's risk management and internal controls, including the US Sarbanes-Oxley Act of 2002 ('SOx') which continues to apply to the Company, as long as its shares are registered under the US Securities Exchange Act. It is expected that the Company will file for deregistration in March 2023 and that the Company, if the deregistration is completed, no longer has to comply with the Securities and Exchange Commission ('SEC') reporting obligations. As such, an Annual Report on Form 20-F for financial year 2022 will no longer be required.

The Audit Committee and the Management Board discussed risk management and the general and financial risks of the business in Audit Committee meetings. The Chair of the Audit Committee updated the full Supervisory Board accordingly. The Audit Committee discussed the continuing actions Just Eat Takeaway.com took to further improve the internal risk management and control systems. Just Eat Takeaway.com's Enterprise Risk Management ('ERM') framework is described in the section 'Risk Management'.

Compliance

In the second quarter of 2022, the Supervisory Board was informed of a formal complaint regarding Jörg Gerbig relating to possible personal misconduct at a company event. The Supervisory Board engaged an external expert to conduct an investigation in observance of the Company's Speak Up Policy procedures. On 3 August 2022, following the completion of the external expert investigation, the Supervisory Board determined that Jörg Gerbig could resume in his position as Chief Operating Officer of the Company. He was reappointed as COO at the EGM 2022 on 18 November 2022.

Strategy and long-term value creation

Over the course of 2022, the Supervisory Board focused on Just Eat Takeaway.com's strategy and long-term vision. To ensure long-term profitability, Just Eat Takeaway.com believes it is important to invest in innovations, such as expanding Just Eat Takeaway.com's footprint through non-food and other adjacencies, enhancing the experience for consumers and Partners through technology, as well as increasing the efficiency of the customer service centre, and leading the food delivery sector in initiatives on responsible business and sustainability. The Supervisory Board continued to challenge the Management Board on implementing Just Eat Takeaway.com's strategy.

In addition, the Supervisory Board considered the strategic objectives when reviewing the budget for 2023 and continued to challenge the Management Board in formulating and pursuing its ambitions.

Culture

Culture and governance are important elements for a rapidly growing business such as Just Eat Takeaway.com, in particular the alignment of Just Eat Takeaway.com's strategy, values and culture. Consequently, the Supervisory Board frequently addressed these items in its meetings and an employee survey has been issued assessing the culture.

Investor relations

The Investor Relations department kept the Supervisory Board well informed about, among other things, share price developments, analyst research, communications with stakeholders, Euronext Amsterdam, London Stock Exchange and, until March 2022, Nasdaq developments. In view of concerns raised by certain shareholders, the Vice-Chair was in direct contact with some of the substantial shareholders. In addition, the Supervisory Board carefully reviewed and approved the press releases regarding the full- and half-year results, quarterly trading updates, the announcements of the delisting of the Company's ADSs from Nasdaq, the commercial agreement with Amazon, and the iFood Transaction.

In addition, the Supervisory Board was periodically briefed on the Company's assessment of the listing venues. In this context, the Supervisory Board also supervised the Company in the voluntarily transfer of its listing on the London Stock Exchange from a premium listing company to a standard listing company as per 19 December 2022.

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Stakeholder engagement

The Supervisory Board recognized the importance of engagement with the Company's various stakeholders. Through meetings, reports and ongoing support, the Supervisory Board received guidance and reminders on stakeholder engagement and decision-making. The Supervisory Board monitored the extent of the Management Board's engagement with the Company's stakeholders, with material matters shared with the Supervisory Directors for their views.

General meetings

During the financial year 2022, two general meetings were held:
- the AGM 2022, which was held on 4 May 2022; and
- an EGM, held on 18 November 2022. This general meeting was held in connection with the proposed iFood Transaction, the proposed transfer of listing and the proposed appointments to the Management Board and Supervisory Board.

The Supervisory Board was involved in the preparation of both meetings. In preparation of the AGM 2022, the Supervisory Board evaluated the external auditor and the audit process and adopted the AGM 2022 agenda.

Corporate governance

Just Eat Takeaway.com is subject to Governance Rules. The Company's corporate governance structure is described in the section 'Governance and Compliance', where it also reports on its compliance with such Governance Rules.

The Supervisory Board was kept well informed about developments with respect to corporate governance during its periodic meetings as well as informal meetings with the Management Board and the company secretary.

Self-assessment and assessment of the Management Board

Annually, the Supervisory Board assesses its functioning, including the functioning of its committees in order to evaluate its performance and identify opportunities for individual and shared growth, along with any specific training or educational needs for each member.

The Supervisory Board discussed the evaluation process of the Supervisory Board and Management Board considering the changes in its composition during 2022. It was decided in December 2022 to conduct an internal evaluation via questionnaires. Following the internal evaluation, input received was discussed in a closed session of the Supervisory Board.

All members had sufficient time available for their duties as Supervisory Director, as evidenced by prompt responses to e-mails, availability for unexpected calls and/or meetings and their well-preparedness for and active participation in meetings. The Supervisory Board has no reason to believe its functioning causes reason for concern.

The assessment of the Management Board and its individual members in respect of the previous year was conducted in a similar way. Following the evaluation, the Chair of the Supervisory Board met with each member of the Management Board individually to provide direct feedback. This feedback was based on the input received from the Supervisory Directors. The conclusions from the self-assessment of the Management Board were also taken into account.


Final remarks

Adriaan Nühn regrettably decided not to seek reappointment at the AGM 2022. Adriaan has served Just Eat Takeaway.com's shareholders, employees, Partners, consumers and other stakeholders with great distinction over the last six years. His efforts for Just Eat Takeaway.com, and also as Chairman of the Supervisory Board, are tremendously appreciated.

We also wish to thank Gwyn Burr and David Fisher for their valuable membership of the Supervisory Board.

We are grateful for the invaluable contributions of the Management Board, senior management, and all employees of Just Eat Takeaway.com worldwide to expand the Just Eat Takeaway.com brand and organisation.

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The Supervisory Board

Dick Boer	Corinne Vigreux	Ron Teerlink
Chair	Vice-Chair	

Mieke De Schepper	Jambu Palaniappan	Lloyd Frink



Report of the Remuneration and Nomination Committee

In 2022, the Remuneration and Nomination Committee focused on the search for nominees to fill the vacancies in the Supervisory Board. During the last quarter of 2022, the committee also concentrated on the assessment of the remuneration policy of the Management Board.

Introduction

The Remuneration and Nomination Committee is pleased to present the report of the Remuneration and Nomination Committee, which provides a summary of the Remuneration and Nomination Committee's role and activities during the 2022 financial year, and key priorities for 2023.

Membership

As per 31 December 2022, the committee comprises three independent Supervisory Directors, being Corinne Vigreux (Chair), Jambu Palaniappan and Dick Boer.

Until 4 May 2022, the committee comprised three independent Supervisory Directors, being Adriaan Nühn, Corinne Vigreux and Gwyn Burr, who acted as Chair. As a result of Adriaan Nühn and Gwyn Burr stepping down as Supervisory Directors after the AGM 2022, the committee comprised two independent Supervisory Directors from 4 May 2022 until 15 December 2022, being Corinne Vigreux (Chair of the committee) and Jambu Palaniappan (member of the committee). The Remuneration and Nomination Committee believes that the effectiveness and proper performance of the committee was still safeguarded during this period, despite the vacancies in the Supervisory Board, and consequentially in the Remuneration and Nomination Committee.

Role and activities

The committee, in its various compositions, met four times during the year. The CEO was invited to attend these meetings for discussions on specific agenda items. The key matters addressed during the year are summarised as follows:

- The 2021 Remuneration Report;
- Feedback from the AGM 2022;
- The Management Board's long-term incentive and short-term incentive awards, including performance measures. In particular, the incorporation of measures on the organisational design of the Just Eat Takeaway.com leadership team, and a performance condition based on CO2 reductions in line with our strategic plan;
- The Supervisory Board tenure and rotation schedule;
- The composition of the Management Board;
- The Supervisory Board's profile, as well as the current composition of the Supervisory Board;
- The search for new Supervisory Board members;
- A review of the Management Board remuneration policy.

Representatives of the remuneration advisor, Korn Ferry, appointed in 2021, attended some committee meetings and assisted in the preparation of the meetings it attended, reviewing the remuneration of the Management Board and assisting in formulating and reviewing the short-term and long-term incentive awards and performance measures.

In its search for Supervisory Board nominees, the Remuneration and Nomination Committee was assisted by True Search. The committee members had numerous meetings with representatives of True Search.

The attendance rate of committee members for its meetings was as follows:

	Attendance rate
Corinne Vigreux (Chair)	4 of 4
Jambu Palaniappan	2 of 2
Dick Boer	0 of 0
Adriaan Nühn (former member)	2 of 2
Gwyn Burr (former Chair)	2 of 2

The Remuneration and Nomination Committee not only prepared the decision-making in respect of the remuneration policies and remuneration structure of Managing Directors, but also prepares - inter alia - the Supervisory Board's decision-making regarding the selection criteria and appointment procedures for Managing Directors and Supervisory Directors and the assessment of the size and composition of the Management Board and the Supervisory Board.

Profile of the Supervisory Board

In view of the announcement that Gwyn Burr would not be available for reappointment following her resignation as per the AGM 2022, the committee reviewed and confirmed the profile of the Supervisory Board in several of its meetings, and further discussed succession in these meetings. During the period from 4 May 2022 until 18 November 2022, Corinne Vigreux acted as interim Chair and Jambu Palaniappan as interim member of the Remuneration and Nomination Committee. As of 15 December 2022, Corinne Vigreux (Chair), Jambu Palaniappan and Dick Boer officially became members of the Remuneration and Nomination Committee.

Further, Adriaan Nühn decided not to seek re-election at the AGM 2022. Reference is made to the Supervisory Board report.

Tenure

The Remuneration and Nomination Committee reviewed the tenure of the Supervisory Directors and determined that no Supervisory Director has tenure beyond that which is set out in the Governance Rules. The Remuneration and Nomination Committee concluded that all members of the Remuneration and Nomination Committee are independent.

Remuneration policies

In 2022, the Remuneration and Nomination Committee reviewed the remuneration policies. The Supervisory Board remuneration policy was adopted in 2020 with due observance of, to the extent practicable, Applicable Laws and the Governance Rules. No amendments were proposed to the remuneration policy of the Supervisory Board. In 2022, the Remuneration and Nomination Committee proposed to amend the remuneration policy of the Management Board, limited to an update of the metrics applied in the STIP, to incorporate strategic business priorities and longer-term targets. This allows for a greater focus on direct financial performance and alignment between the metrics of the STIP, with the plans applicable for Just Eat Takeaway.com employees. This proposed change was supported and adopted by the investors at our AGM 2022 with 96.2%.

Long-Term and Short-Term Incentives

Having reviewed and discussed the Management Board's KPIs, the Remuneration and Nomination Committee proposed to the Supervisory Board to base a non-financial element of the STIP 2022 on the following criteria: (i) prepare a product roadmap, (ii) maintain or increase the rating on the Glint engagement score relative with the Glint benchmark, provided that an insignificant decrease of more than five points compared with the Glint benchmark shall not adversely affect the target, (iii) improve profitability, (iv) strengthen the Company's balance sheet, (v) conclude the Company's listing review and (vi) align the country management organisation. The strategic target that forms part of the LTIP for 2021-2024 and 2022-2025 was advised to be partially based on the successful implementation of the Company's ambition to reduce CO2 emissions by 2030.

Pursuant to the Management Board's remuneration policy, the performance indicators for the long- and short-term incentives for the Managing Directors are set out in further detail in the section Remuneration in 2022. With support from its external advisor, the Remuneration and Nomination Committee considered what performance levels were deemed appropriate for both the long and short-term incentives to ensure that threshold, target and stretch payouts are sufficiently challenging.

Advisory vote

In accordance with the Applicable Laws, the remuneration report of financial year 2021 was put to an advisory vote in the AGM 2022. The Remuneration and Nomination Committee was pleased to see the high level of support it received from investors at our 2022 AGM with 91.1% voting in favor.



Self-assessment

Annually, the Remuneration and Nomination Committee assesses its functioning in order to evaluate its performance and identify opportunities for individual and shared growth, along with any specific training or educational needs for each member. The Remuneration and Nomination Committee reviewed its functioning as part of the annual evaluation of the Supervisory Board. Having completed an evaluation form, the feedback was discussed in a Supervisory Board meeting without the presence of the Management Board. The meeting concluded that the individual members are well aware of their responsibility in fulfilling its duties. The Remuneration and Nomination Committee is operating effectively.

The Remuneration and Nomination Committee

Corinne Vigreux   Jambu Palaniappan   Dick Boer
Chair

Remuneration in 2022

Remuneration packages 2022

Compensation package Management Board

The remuneration policy, which has been amended with regard to the targets of the STIP as per 1 January 2022, is aimed at attracting, motivating and retaining highly qualified Managing Directors and rewarding them with a balanced and competitive remuneration package. The policy has been developed mindful of the external environment in which the Company operates, the requirements of the Dutch Corporate Governance Code ('DCGC'), as well as the implementation of the Shareholder Rights Directive II in the Netherlands. It considers scenario analyses, internal pay differentials and the (non-)financial performance indicators relevant to the long-term objectives of the Company, hereby focusing on sustainable results and alignment with the Company's strategy. To the extent practicable, the requirements of the UK Corporate Governance Code ('UKCGC') are reflected. The remuneration policy supports both short- and long-term objectives, with the emphasis on long-term value creation for the Company and its stakeholders. The remuneration policy is felt to be appropriate to support the long-term success of the Company, while ensuring that it does not promote inappropriate risk taking. The Supervisory Board proposed to keep the design of the policy as simple and transparent as possible.

The remuneration of the Managing Directors consists of the following elements: (i) fixed annual base fee (or "base fee"); (ii) benefits; (iii) pension; (iv) STIP; (v) LTIP consisting of conditional performance shares; and (vi) shareholding guidelines.

The fixed remuneration (on an annual basis) of the individual Managing Directors, as included in the remuneration policy, is set out in the following table:

€'000	J. Groen CEO	B. Wissink CFO	J. Gerbig[2] COO	A. Kenny[1] CCO	2022
Fixed remuneration					
Base fee	488	462	462	39	1,450
Benefits	32	28	29	2	91
Pension allowance	50	50	50	4	154
Total fixed remuneration	**570**	**540**	**541**	**45**	**1,696**

[1]   Andrew Kenny's remuneration expense is disclosed starting from 1 December 2022, the date of his appointment as member of the Management Board.
[2]   Jörg Gerbig's remuneration expense is disclosed for the full year.

The compensation package for the Management Board during 2022 consisted of the following fixed and variable components, which are discussed in more detail below:

- Fixed annual base fee;
- Benefits;
- Pension;
- STIP; and
- LTIP consisting of conditional performance share options

Base fee

The base fee of the Managing Directors is a fixed-cash compensation paid monthly. In accordance with the remuneration policy, the base fee was increased by 2.7 (rounded) % as per 1 January 2022. This increase was guided by an increase for the broader employee population of Just Eat Takeaway.com due to inflation but was capped to the Dutch retail price index inflation.

Benefits

The Managing Directors are entitled to customary fringe benefits, such as expense allowances, reimbursement of costs incurred and a company car. In 2022, the Managing Directors received a company car or allowance, a working-from-home allowance (from January 2022 until 30 April 2022), and JET Pay. In accordance with local practice, Andrew Kenny was also granted a family health insurance.

Pension

The Managing Directors receive an annual cash allowance to participate in a pension scheme or obtain pension insurance and to obtain insurance for disability to work. The allowance amounts to €50,000 per year per Managing Director. No Managing Director participates in a collective pension scheme.

Short-term incentive plan

To motivate Managing Directors and incentivise delivery of performance over a one-year operating cycle, focusing on the short- or medium-term elements of the Company's strategic aims, the remuneration includes variable remuneration in the form of an STI, which will be delivered partly in cash and, if applicable, partly as a deferred award of shares.

Any STIP outcome achieved above the target pay-out level of 75% of base fee will be delivered as a deferred award of shares, with the period of deferral being three years with one-third of the amounts deferred vesting and being capable of release at each anniversary of the making of the deferred award. The vested awards will be subject to a further holding period of two years during which time awards may not normally be sold, except to pay tax on vesting. Deferred shares are no longer contingent on performance conditions nor future engagement.

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Performance for the STIP is measured over each financial year against stretching targets set by the Supervisory Board at the beginning of the year, based on the budget and taking into account the strategic aspirations. The maximum level of the STIP outcome for a Managing Director is 150% of base fee per year.

Long-term incentive plan
To motivate and incentivise delivery of sustained performance over the long-term, and to promote alignment with shareholders' interests, the remuneration includes variable remuneration in the form of an LTIP. Awards under the LTIP may be granted in the form of conditional nil-cost options, awards or forfeitable shares which vest to the extent that performance conditions are satisfied over a period of at least three years.

Under the LTIP rules, vested awards may also be settled in cash (although this will typically be the case only if required to comply with non-Dutch and non-UK legal constraints). Vested awards for Managing Directors will be subject to a further holding period of two years during which time awards may not normally be exercised or sold, except to pay tax on vesting, but are no longer contingent on performance conditions nor future engagement.

Performance is measured over a period of three financial years against stretching targets set at the beginning of the performance period. After three years, vesting is determined by the Supervisory Board.

The target award level is 100% of base fee for the CEO and other Managing Directors, with a maximum of 200% of the target award payable for achieving stretch performance goals. The number of conditionally granted shares is 100% of the base fee divided by the share price average of the five-day period after the AGM. The formal limit under the LTIP allows vesting of 200% of the target level.

The Supervisory Board, at its sole discretion, will decide if and to what extent grants are made to individual Managing Directors. Grants shall be determined on the basis of a consistent granting policy and set as a percentage of the base fee of the relevant Managing Director.

In order to mitigate dilution, the Company may repurchase shares to cover the awards granted, effectively with the result that no new shares have to be issued when vested options are exercised or awards vest.

Compensation package Supervisory Board

The Company's remuneration policy for the Supervisory Board was adopted at the AGM 2020 and remained unchanged since then.

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The main objective of the Supervisory Board remuneration policy is to attract and retain Supervisory Directors, taking into account the nature of the Company's business, the Supervisory Board's activities and the desired expertise, experience and independence of the Supervisory Directors, as set out in the profile of the Supervisory Board. The remuneration policy for the Supervisory Board aims to reward Supervisory Directors to utilise their expertise and experience to the maximum extent possible, to execute the responsibilities assigned to them including but not limited to the responsibilities imposed by the Dutch Civil Code, the Articles of Association and the DCGC and, to the extent practicable, the UKCGC. The fees payable to the Supervisory Directors are determined by the Supervisory Board. The fees payable to the Chair of the Supervisory Board are determined by the Remuneration and Nomination Committee. All fees are subject to periodic review. Pursuant to the remuneration policy for the Supervisory Board, the remuneration of the Supervisory Directors consists of the following elements: (i) fixed fee and committee fee; (ii) a market supplement and (iii) travel fee. There are no amounts reserved or accrued by the Company to provide pension, benefit, retirement or similar benefits for current Supervisory Directors.

In addition, actual incurred costs are reimbursed. The remuneration for Supervisory Directors is not dependent on the results of the Company. The Company did not provide any loans, advances, guarantees, shares or options to its Supervisory Directors.

Fixed fee and committee fee
The fixed fee for the Chair of the Supervisory Board has been set at €95,000, for the Vice-Chair of the Supervisory Board at €70,000 and for each other Supervisory Director at €60,000. The committee fee for the Chair of a committee has been set at €15,000 and for other committee members at €7,500.

Market supplement
In order to take into account fee level differences between the UK and the Netherlands, to accommodate onboarding from legacy Just Eat and legacy Takeaway.com within the Company and to reflect the additional complexity and time spent as a result of the context of being a Dutch incorporated company with a two-tier board structure, listed in the Netherlands and the United Kingdom, a market supplement for the Chair of the Supervisory Board has been set at €25,000, for the Vice-Chair of the Supervisory Board at €20,000 and for other Supervisory Directors at €15,000.

Travel fee
Supervisory Board members living outside of the Netherlands also receive a travel fee to compensate for the additional time commitment due to travelling (when meetings are held outside their country of residence). The travel fee has been set at €2,000 for continental travel (per meeting) and at €4,000 for intercontinental travel (per meeting).

Total remuneration 2022

The total remuneration due to the individual Managing Directors, as well as the individual Supervisory Directors for the financial year 2022, is set out below, compared with 2021. With regard to each Managing Director the table provides for the different components of their remuneration.

The following table gives an overview of the expenses incurred by the Company in 2022 and 2021 in relation to the remuneration of the Management Board. These expenses are recognised by the Company over a number of years and are measured in accordance with the requirements set forth under IFRS. Therefore, the costs for share (option) awards do not reflect the market value of these awards at grant date or at the vesting date.

| | Reporting period | Fixed remuneration | | | Variable remuneration | | Total remuneration | Proportion of fixed and variable remuneration |
		Base fee	Pension allowance	Benefits	One-year variable	Multi-year variable		
J. Groen – CEO	2022	488	50	32	366	392	1,327	43% / 57%
	2021	475	50	32	327	298	1,182	47% / 53%
B. Wissink – CFO	2022	462	50	28	347	371	1,258	43% / 57%
	2021	450	50	28	310	274	1,112	47% / 53%
J. Gerbig[2] – COO	2022	462	50	29	347	371	1,259	43% / 57%
	2021	450	50	29	310	267	1,106	48% / 52%
A. Kenny[1] – CCO	2022	39	4	2	41	29	115	39% / 61%
	2021	n/a	n/a	n/a	n/a	n/a	n/a	n/a

[1] Andrew Kenny's remuneration expense is disclosed starting from 1 December 2022, the date of his appointment as member of the Management Board. The expenses include benefits and share-based payments that were awarded to him as Managing Director of the UK business and are not part of the Management Board remuneration policy. Mr. Kenny received a total cash payment of €498 thousand in December 2022 and January 2023 in relation to a bonus granted prior to his appointment.

[2] Jörg Gerbig's remuneration expense is disclosed for the full year.

In 2022, €4 million was charged to the Company for remuneration of the current Managing Directors, including pension allowance and long-term incentive costs. The total costs for the deferred shares issued under the STIP 2020 and the costs for the LTIP are recognised by the Company over a number of years and are measured in accordance with the requirements set forth under IFRS.
No deferred shares were granted under the STIP 2021. No loans, advances or guarantees were granted to the Managing Directors in 2022.

The following table gives an overview of the fees and expenses incurred by the Company in 2022 and 2021 in relation to the remuneration of the Supervisory Board.

Name of Director, position	Reporting period	Fixed Fee	Market supplement	Committee fees	Travel fee	Expenses	Total remuneration
D. Boer - Chair Supervisory Board	2022	11	3	1	–	–	15
	2021	n/a	n/a	n/a	n/a	n/a	n/a
C. Vigreux – Vice-Chair Supervisory Board	2022	84	23	12	–	–	119
	2021	70	20	8		–	98
R. Teerlink – Supervisory Board member	2022	60	15	7	–	–	82
	2021	60	15	12		–	87
J. Palaniappan – Supervisory Board member	2022	60	15	5	6	–	86
	2021	60	15	–	2	–	77
L. Frink – Supervisory Board member	2022	60	15	–	16	–	91
	2021	33	8	–	4	–	45
M. De Schepper – Supervisory Board member	2022	7	2	0	–	–	9
	2021	n/a	n/a	n/a	n/a	n/a	n/a
A. Nühn – (Former) Chair Supervisory Board	2022	48	13	8	–	–	68
	2021	95	25	15	–	–	135
G. Burr – (Former) Supervisory Board member	2022	20	5	7	2	–	35
	2021	60	15	23	–	–	98
D. Fisher – (Former) Supervisory Board member	2022	60	15	15	8	–	98
	2021	33	8	6	4	9	60

For any committee memberships of Supervisory Directors and their roles, please see 'Report of the Audit Committee' and 'Report of the Remuneration and Nomination Committee'. In the period from 4 May 2022 up to and including 18 November 2022, Ms. Corinne Vigreux acted as interim Chair of the Supervisory Board and therefore received the base fee for the Chair during this period.

In 2022, €603 thousand was charged to the Company for remuneration of the current Supervisory Directors, including the yearly fixed and other fees.

General overview of STIP

The remuneration of the Managing Directors consists of a variable remuneration in the form of STI, which will be delivered partly in cash and partly as a deferred award of shares in the Company to the extent the STIP outcome achieved is above the target pay-out level of 75% of the base salary. The targets for the STIP 2022 are as follows:

Target	Relative weight
Gross Transaction Value growth vs previous year to reach 14%	30%
Number of Active Consumers to reach 103 million	15%
Adjusted EBITDA as % of GTV to reach -0.47%	30%
Certain personal / non-financial measures	25%

Based on the STIP outcome for 2022, the Supervisory Board - following the recommendation of the Remuneration and Nomination Committee - has resolved that a cash amount will be awarded in the value of 75% of base fee to the CEO, CFO and COO. In addition, it was resolved that a deferred award of a number of shares in the value of €37 thousand for Jitse Groen and €35 thousand for Brent Wissink and Jörg Gerbig, respectively, will be made. The CCO, Andrew Kenny, is not eligible under the STIP 2022 as he only joined the Management Board as per 1 December 2022.

The exact number of the deferred awards will be determined based on the five-day average closing price after the AGM 2023. The grant will subject to a period of deferral of three years with one-third of the amounts deferred vesting and being capable of release at each anniversary of the making of the deferred award. The vested awards will be subject to a further two-year holding period. As per the grant of the deferred awards, no further performance conditions nor future service conditions will apply.

General overview of LTIPs

The remuneration of the Managing Directors consists of a variable remuneration in the form of LTIPs, which includes the annual grant of conditional performance options. The table below contains information on the number of conditional share options granted to each Managing Director under the LTIP 2020-2023, LTIP 2021-2024 and LTIP 2022-2025. In addition, we provide further information about the applicable performance conditions per LTIP.

The conditional performance options granted as per 31 December 2016 ('LTIP 2017-2019') vested on 31 December 2019, the conditional performance options granted as per 31 December 2017 ('LTIP 2018-2020') vested on 31 December 2020 and the conditional performance options granted as per 31 December 2018 ('LTIP 2019-2021') vested on 31 December 2021. As per 31 December 2022, 10,477 vested options under the LTIP 2017-2019 have been exercised.

| Name of Managing Director, Position | The main conditions of share option plans | | | | | | | Information regarding the reported financial year | | | | | | | |
| | Specification | Perfor-mance period | Award date | Vesting date | End of holding period | Exercise period | Strike price of the share (€) | Opening balance | During the period | | | | Closing balance | | |
								Share options awarded at the beginning of the year	Share options awarded	Market value of share options awarded (€)[1]	Share options vested	Market value of share options vested (€)[1]	Share options subject to a perfor-mance condition	Share options awarded and unvested	Share options subject to a holding period
J. Groen CEO	LTIP 2020–2023	2020–2022	21–5–2020	21–5–2023	21–5–2025	22–5–2023 to 21–5–2033	–	4,917	615	12,139	–	–	5,532	5,532	–
	LTIP 2021–2024	2021–2023	19–5–2021	19–5–2024	19–5–2026	20–5–2024 to 19–5–2034	–	6,589	–	–	–	–	6,589	6,589	–
	LTIP 2022–2025	2022–2024	12–5–2022	12–5–2025	12–5–2027	13–5–2025 to 12–5–2035	–	–	24,839	475,001	–	–	24,839	24,839	–
B. Wissink CFO	LTIP 2020–2023	2020–2022	21–5–2020	21–5–2023	21–5–2025	22–5–2023 to 21–5–2033	–	4,658	582	11,499	–	–	5,240	5,240	–
	LTIP 2021–2024	2021–2023	19–5–2021	19–5–2024	19–5–2026	20–5–2024 to 19–5–2034	–	6,243	–	–	–	–	6,243	6,243	–
	LTIP 2022–2025	2022–2024	12–5–2022	12–5–2025	12–5–2027	13–5–2025 to 12–5–2035	–	–	23,532	450,007	–	–	23,532	23,532	–
J. Gerbig COO	LTIP 2020–2023	2020–2022	21–5–2020	21–5–2023	21–5–2025	22–5–2023 to 21–5–2033	–	4,658	582	11,499	–	–	5,240	5,240	–
	LTIP 2021–2024	2021–2023	19–5–2021	19–5–2024	19–5–2026	20–5–2024 to 19–5–2034	–	6,243	–	–	–	–	6,243	6,243	–
	LTIP 2022–2025	2022–2024	12–5–2022	12–5–2025	12–5–2027	13–5–2025 to 12–5–2035	–	–	23,532	450,007	–	–	23,532	23,532	–

[1] The market value as included in this column represents the market value of the underlying shares based on the share price at the date of the award / at the date of vesting.

As per 31 December 2022, no grants under the LTIP have been made to Andrew Kenny. Any grants made and awards obtained under employee share plans will – in accordance with the relevant plan rules - continue to vest or be exercisable while Andrew Kenny serves as a Managing Director.

LTIP 2020-2023

Conditional performance awards granted as per 21 May 2020 and expected to vest on 21 May 2023 are referred to as the LTIP 2020-2023. The performance period for the LTIP 2020-2023 ended on 31 December 2022.

The targets for the vesting of the conditional performance options granted under the LTIP 2020-2023 and their relative weight were as follows:

Targets	Relative weight
Full-year revenue growth (2020: 35%; 2021: 20%; 2022: 20%)	37.5%
Relative Total Shareholder Return (TSR)[1]	37.5%
Strategic Target[2]	25%

[1] The TSR condition compares the TSR performance of the Company to the TSR performance of each of the constituents of the relevant index (AEX, FTSE 100 and NASDAQ 100) over a period of three years from the beginning of the performance period. The percentile ranking within the index constituents determines the vesting level.

[2] Successful integration: the successful integration will have occurred if by the end of the performance period the number of platforms for the combined Just Eat Takeaway.com group does not exceed three, not taking into account any platforms that were acquired after completion of the Just Eat Takeaway.com combination.

Application of the LTIP 2020-2023 as per 21 May 2020 resulted in the granting to the Managing Directors of a total of 14,233 conditional nil-cost performance awards. The number of awards is 100% of the base fee divided by the share price average of the five-day period after the 2020 AGM. Minimum vesting is 0% of the target award level and the formal limit under the LTIP 2020-2023 allows vesting of 200% of the target award level.

These conditional performance options are, subject to the adoption of the Annual Report 2022 by the AGM, expected to vest at 112.5% as per 21 May 2023, based on the continued employment and the achievement of the targets set by the Supervisory Board, resulting in the vesting of 5,532 options to Jitse Groen and 5,240 options to Brent Wissink and Jörg Gerbig, respectively.

LTIP 2021-2024

Conditional performance awards granted as per 19 May 2021 and expected to vest on 19 May 2024 are referred to as the LTIP 2021-2024.

The targets set by the Supervisory Board are determined based on full-year revenue growth (37.5%), relative TSR (37.5%) and a strategic target (25%). The awards have been granted in the form of nil-cost conditional performance options, which will vest if Just Eat Takeaway.com's business develops in accordance with and in the direction of the medium-term targets as determined by the Supervisory Board.

The targets to be used for the vesting of the awards granted under the LTIP 2021-2024, as well as the achieved performance respectively, are generally considered competitively sensitive and will therefore be published in the Annual Report after the relevant performance period. However, the vesting of the LTIP 2021-2024 partially depends on the achievement of a strategic target on the reduction of Just Eat Takeaway.com's carbon emissions in scope 1 and 2 in accordance with the goals set out in the section 'Our Responsible Business and Sustainability Approach'.

Application of the LTIP 2021-2024 as per 19 May 2021 resulted in the granting to the Managing Directors of a total of 19,075 conditional performance nil-cost awards. The number of awards is 100% of base fee divided by the share price average of the five-day period after the 2021 AGM. Minimum vesting is 0% of the target award level and the formal limit under the LTIP 2021-2024 allows vesting of 200% of the target award level.

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LTIP 2022-2025

Conditional performance awards granted as per 12 May 2022 and expected to vest on 12 May 2025 are referred to as the LTIP 2022-2025.

The targets set by the Supervisory Board are determined based on full-year revenue growth (37.5%), relative TSR (37.5%) and a strategic target (25%). The awards have been granted in the form of nil-cost conditional performance options, which will vest if Just Eat Takeaway.com's business develops in accordance with and in the direction of the medium-term targets as determined by the Supervisory Board.

The targets to be used for the vesting of the awards granted under the LTIP 2022-2025 as well as the achieved performance respectively are generally considered competitively sensitive and will therefore be published in the Annual Report after the relevant performance period. However, the vesting of the LTIP 2022-2025 partially depends on the achievement of a strategic target on the reduction of Just Eat Takeaway.com's carbon emissions in scope 1 and 2 in accordance with the goals set out in the section 'Our Responsible Business and Sustainability Approach'.

Application of the LTIP 2022-2025 as per 12 May 2022 resulted in the granting to the Managing Directors of a total of 71,903 conditional performance nil-cost awards. The number of awards is 100% of base fee divided by the share price average of the five-day period after the AGM 2022. Minimum vesting is 0% of the target award level and the formal limit under the LTIP 2022-2025 allows vesting of 200% of the target award level.

Clawback

In line with Dutch law and the DCGC, the variable remuneration of a Managing Director may be reduced or (partly) recovered if certain circumstances apply.

In 2022, no variable remuneration was reclaimed from any Managing Director.

Compensation packages' compliance with remuneration policy

The remuneration granted to the individual Managing Directors in 2022 is compliant with the remuneration policy.

In 2022, no deviations from the procedure for the implementation of the remuneration policy for any Managing Director were made and no derogations itself have been applied.

The remuneration granted to the individual Supervisory Directors in 2022 is compliant with the remuneration policy, with one exception. Adriaan Nühn received his remuneration in accordance with the remuneration policy up to and including 4 May 2022. Due to the substantial work in the first months of the year, including eight additional Supervisory Board meetings, the Company agreed with Adriaan Nühn that he would retain the fees previously charged for his expected services in the first half of 2022.

Pay ratios within Just Eat Takeaway.com and annual change

The pay ratio from our CEO relative to the average pay of all employees, employed by Just Eat Takeaway.com, was twenty-two to one in 2022 (2021: nineteen to one). As a comparison, the pay ratio from our CFO and COO relative to the average pay of all our employees was twenty to one in 2022 (2021: eighteen to one). These ratios are based upon total staff cost per average FTE in the year. This calculation includes the full total compensation and benefits, such as pension schemes and share-based payments, payable to the CEO - respectively the CFO and COO - and our employees.

The pay ratio was calculated between the total annual remuneration of the CEO, CFO and COO as applicable, and the average annual remuneration of the employees in which (a) the total annual remuneration of the CEO, CFO and COO includes all remuneration components listed under 'Compensation Package Management Board' above; (b) the average annual remuneration of employees is the total wage costs divided by the average number of FTEs during the year; and (c) the value of the share-based remuneration is determined in accordance with IFRS.

As expected, the pay ratio increases over time, driven by the growth of the number of couriers and customer service agents employed. However, it is important for us to continuously monitor the ratio between the highest and the average paid persons within Just Eat Takeaway.com.

Annual change	2018 vs 2017	2019 vs 2018	2020 vs 2019	2021 vs 2020	2022 vs 2021
Information regarding the reported financial year					
J. Groen – CEO	17%	23%	87%	(12%)	12%
B. Wissink – CFO	17%	28%	89%	(11%)	13%
J. Gerbig – COO	18%	35%	84%	(9%)	14%
A. Kenny – CCO	n/a	n/a	n/a	n/a	n/a
Company performance					
Revenue	42%	79%	391%	120%	24%
Adjusted EBITDA	59%	216%	1454%	(267%)	103%
Orders	38%	70%	228%	33%	(9%)
Average remuneration on a full-time equivalent basis of employees					
Employees of Just Eat Takeaway.com	(19%)	23%	41%	(33%)	11%

The table above contains an overview over the past five years.

Share ownership

Share ownership members of the Management Board
As of 31 December 2022, the Managing Directors held shares in the Company as set out below.

Numbers of shares held	J. Groen CEO[1]	B. Wissink CFO	J. Gerbig COO[1]	A. Kenny CCO[2]
Numbers of shares held as at 31 December 2022	15,326,107	117,060	311,479	7,118

[1] Shares are held indirectly
[2] Depositary receipts on shares with no voting rights

In addition to the shareholdings described above, on 1 January 2023, the second tranche of the STIP 2020 awards vested. As a consequence of the vesting 1,561 shares were delivered to Jitse Groen and – after the relevant sell-to-cover transaction - 746 shares were delivered to Brent Wissink and Jörg Gerbig, respectively.

Share ownership members of the Supervisory Board
David Fisher and Lloyd Frink held securities in Grubhub prior to the Grubhub Acquisition, which were rolled over into securities in the Company. As of 31 December 2022, David Fisher held 20,330 ADSs and 31,530 vested options, which upon exercise can be settled in 31,530 ordinary shares or 157,650 ADSs. As per the same date, Lloyd Frink held 282,354 ADSs and 37,168 vested options, which upon exercise can be settled in 37,168 ordinary shares or 185,840 ADSs.

As per 31 December 2022, no other Supervisory Board members held securities in the Company.

Payments by participating interests

Other than set out below, during 2022, no remuneration for members of the Management Board has been made at the account of any participating interest of the Company.

Severance arrangements

Contractual severance arrangements of the Managing Directors provide for compensation for the loss of income resulting from a non-voluntary termination of employment. In that situation, the severance package is equal to the sum of the six-month gross fixed base fee of the respective Managing Director. The contractual severance arrangements are compliant with the DCGC. There are no contractual arrangements in place for compensation for Managing Directors for non-voluntary termination of service in case of a take-over bid of the Company.

During 2022, no severance payments were made by the Company to members of the Management Board and the Supervisory Board.



Governance and Compliance

General

This section of the management report sets out the governance structure of Just Eat Takeaway.com N.V., a company organised under Dutch law, as embedded in the Company's Articles of Association, Charter of the Management Board and Charter of the Supervisory Board, each as per 31 December 2022. As a result of the changes in the Company's listing venues set out in 'Our Shareholders', as of 31 December 2022, its shares are traded on Euronext Amsterdam, its CDIs are traded on the London Stock Exchange and its ADSs are traded on the OTC Markets via a sponsored Level I Program.

Information about our current Articles of Association, Charter of the Management Board, and Charter of the Supervisory Board can be found on the Company's corporate website.

The Company has a two-tier board structure, consisting of a Management Board and a Supervisory Board, who are collectively responsible for the corporate governance structure of Just Eat Takeaway.com. The Company complied with the Applicable Laws and Governance Rules, subject to the deviations as described in this section under 'Compliance with the Governance Rules'.

Management Board

Powers, responsibilities and functioning

The Management Board's responsibilities include, among other things, defining and attaining Just Eat Takeaway.com's objectives, determining our strategy and risk management policy, and day-to-day management of Just Eat Takeaway.com's operations, subject to the supervision of the Supervisory Board. In performing its duties, the Management Board is guided by the interests of the Company, Just Eat Takeaway.com and its business. The Management Board must establish a position on the relevance of long-term value creation for the Company and its business and take into account relevant stakeholder interests (including our shareholders). The Management Board conducts an annual performance review to identify any specific training or educational needs for each member.

The Management Board shall provide the Supervisory Board in good time with all information necessary for the exercise of the duties of the Supervisory Board. The Management Board is required to inform the Supervisory Board in writing of the main features of the strategic policy, the general and financial risks, and the management and control systems of the Company, at least once per year. The Management Board must submit certain important decisions to the Supervisory Board and/or the General Meeting for their approval, as described in more detail below.

Composition, appointment and removal

The Articles of Association and the Charter of the Management Board provide that the Management Board shall have two or more members and that the Supervisory Board will determine the exact number of Managing Directors. One of the Managing Directors shall be appointed as CEO and one as CFO. The Supervisory Board may grant other titles to other Managing Directors, if appointed.

As of 31 December 2022, the Management Board consisted of four Managing Directors: the CEO, the CFO, the COO, and the CCO.

Managing Directors are appointed by the General Meeting. If a Managing Director is to be appointed, the Supervisory Board will make a binding nomination. The nomination must be included in the notice of the General Meeting at which the appointment will be considered. If no nomination has been made by the Supervisory Board within 60 days after a request by the Management Board, this must be stated in the notice and the Management Board will make a non-binding nomination. If no such nomination has been made by the Management Board, this must also be stated in the notice and the General Meeting may appoint a Managing Director at its discretion.

The General Meeting can vote to disregard the binding nomination of the Supervisory Board, provided that such vote is passed by an absolute majority that represents at least one-third (1/3) of the issued share capital of the Company. If the General Meeting votes to disregard the binding nomination of the Supervisory Board, a new General Meeting will be convened, and the Supervisory Board will make a new binding nomination. For the avoidance of doubt, a second General Meeting as referred to in Dutch law cannot be convened in respect hereof.

The Supervisory Board may propose the suspension or dismissal of a Managing Director to the General Meeting. If this is the case, the resolution is adopted by an absolute majority without a quorum required. In all other cases, the General Meeting may only suspend or dismiss a Managing Director with an absolute majority of the votes cast, representing more than one third (1/3) of the issued share capital.

The Supervisory Board may also at any time suspend (but not dismiss) a Managing Director. A General Meeting must be held within three months after the suspension of a Managing Director has taken effect, during which a

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resolution must be adopted to either terminate or extend the suspension for a maximum period of another three months, taking into account the majority and quorum requirements described above. The suspended Managing Director must be given the opportunity to account for his or her actions at that meeting. If no such resolution is adopted, or the General Meeting has not resolved to dismiss the Managing Director, the suspension will cease after the period of suspension has expired.

Term of appointment

A Managing Director shall be appointed for a term up to, at the latest, the end of the AGM held in the year following the year of appointment. However, the term of appointment of a Managing Director shall not end for as long as such resignation would result in no Managing Director being in office.

Jitse Groen and Brent Wissink were reappointed as the CEO and CFO, respectively, at the AGM on 4 May 2022.

On 4 May 2022, the Company announced the withdrawal of the voting item to reappoint Jörg Gerbig as Management Board member from the agenda of the AGM 2022. At the time, the Company initiated an investigation into a formal complaint under the Company's Speak-Up Policy. The external expert investigation was concluded in August 2022 and based on the outcome, the Supervisory Board determined that Jörg Gerbig could continue in his position as COO of the Company. Jörg Gerbig was reappointed as COO at the EGM 2022 on 18 November 2022. In the same EGM, Andrew Kenny was appointed as CCO, which appointment became effective as per 1 December 2022.

The re-election of the current Managing Directors will be proposed at the AGM 2023.

Employment, Service and Severance Agreements

The four Managing Directors each are bound by a management service agreement with the Company. The terms and conditions of these service agreements are governed by Dutch law. The contractual severance arrangements of the Managing Directors provide for compensation for the loss of income resulting from a non-voluntary termination of service. In that situation, the gross severance payment is equal to the sum of the six-month gross fixed base fee of the respective Managing Director.

Meetings and decisions

The Management Board shall meet whenever requested by a Managing Director. Pursuant to the Charter of the Management Board, the Managing Directors shall endeavour to achieve that Management Board resolutions are adopted unanimously as much as possible. Where unanimity cannot be reached and Dutch law, the Articles of Association or the Charter of the Management Board do not prescribe a larger majority, resolutions of the Management Board are adopted by an absolute majority of the votes cast. In case of a tie in votes, the resolution will be adopted by the Supervisory Board, unless there are more than two Managing Directors entitled to vote, in which case the CEO shall have a casting vote.

Management Board decisions can also be adopted without holding a meeting, provided those resolutions are adopted in writing or in a reproducible manner by electronic means of communication and all Managing Directors entitled to vote have consented to adopting the resolutions outside a meeting.

Resolutions of the Management Board regarding a significant change in the identity or nature of the Company or its business require the approval of the Supervisory Board and of shareholders in a General Meeting.

Pursuant to the Articles of Association and the Charter of the Management Board, the Management Board shall obtain the approval of the Supervisory Board for a number of resolutions which concern, among others:

- the operational and financial objectives of Just Eat Takeaway.com;
- the strategy designed to achieve those objectives;
- the parameters to be applied in relation to the strategy, for example in respect of the financial ratios;
- the aspects of corporate social responsibility relevant to the activities of Just Eat Takeaway.com;
- the issue or grant of rights to subscribe for and acquisition of shares in the capital of the Company;
- entering into credit facilities and/or loan agreements or obligations of any kind or nature, in each case if the relevant principal amount exceeds €100 million;
- a proposal to amend the Articles of Association or the Charter of the Management Board;
- a proposal to dissolve the Company;
- an application for bankruptcy or for suspension of payments;
- the termination of the employment of a substantial number of employees of Just Eat Takeaway.com at the same time or within a short period of time.

Conflict of interest

Managing Directors must report any (potential) conflict of interest to the Chair of the Supervisory Board and the other members of the Management Board immediately. The Supervisory Board shall decide whether a conflict of interest exists.

The Managing Director who has a (potential) conflict of interest shall not participate in discussions and decision-making on a subject or transaction in relation to which he has a conflict of interest with the Company.

When the conflict relates to the CEO, the relevant resolution can be adopted without the CEO's vote. Decisions to enter into transactions in which there are conflicts of interest with one or more Managing Directors require the approval of the Supervisory Board if they are of material significance to the Company or to the relevant Managing Directors.

During 2022, no such conflicts of interest were reported.

Maximum number of supervisory positions of Managing Directors

In accordance with Dutch law, restrictions apply to the overall number of supervisory positions that a Managing Director or Supervisory Director of certain listed companies may hold.

A person cannot be appointed as a managing or executive director of a 'large Dutch company' if he/she already holds a supervisory position at more than two other 'large Dutch companies' or if he/she is the Chair of the supervisory board or one-tier board of another 'large Dutch company'. Also, a person cannot be appointed as a supervisory director or non-executive director of a 'large Dutch company' if he/she already holds a supervisory position at five or more other 'large Dutch companies', whereby the position of Chair of the supervisory board or one-tier board of another 'large Dutch company' is counted twice.

As per 31 December 2022, the Company met the criteria of a large Dutch company and all Managing Directors complied with these rules under Dutch law.

Supervisory Board

Powers, responsibilities and functioning

The Supervisory Board supervises the policies created and rolled out by the Management Board and the general affairs of the Company and its business enterprise. In so doing, the Supervisory Board also focuses on the effectiveness of Just Eat Takeaway.com's internal risk management and control systems and the integrity and quality of the financial reporting. The Supervisory Board also provides advice to the Management Board. In performing its duties, the Supervisory Directors are required to be guided by the interests of the Company and its business enterprise, taking into consideration the interests of Just Eat Takeaway.com's stakeholders. The Supervisory Board must also observe the responsible business issues that are relevant to the Company.

Composition, appointment and removal

The Articles of Association provide that the Supervisory Board shall consist of at least three Supervisory Directors, with the exact number of Supervisory Directors to be determined by the Supervisory Board. Only natural persons (not legal entities) may be appointed. The General Meeting appoints the Supervisory Directors upon a binding nomination by the Supervisory Board.

The Articles of Association also stipulate that one Supervisory Director shall be appointed upon a binding nomination by Gribhold until the date it becomes public information by means of the AFM Register that Gribhold holds less than 10% of the Company's issued share capital. As per 15 June 2021, Gribhold no longer has the right to provide the binding nomination for the appointment of a Supervisory Director.

The General Meeting may at any time overrule the binding nomination by an absolute majority of the votes cast, representing more than one third (1/3) of the issued share capital. Should the General Meeting overrule the binding nomination, a new meeting shall be convened and the party who made the initial binding nomination shall make a new binding nomination. A second General Meeting as referred to under Dutch law cannot be convened in respect hereof.

The nomination must be included in the notice of the General Meeting at which the appointment will be considered. If a nomination has not been made, this must be stated in the notice of the General Meeting and the General Meeting may appoint a Supervisory Director at its discretion.

The Supervisory Board has drawn up a profile for its size and composition, taking into account the nature of Just Eat Takeaway.com's business activities and addressing:

i.   the desired expertise and background of the Supervisory Directors;
ii.   the desired diverse composition of the Supervisory Board;
iii. the size of the Supervisory Board; and
iv.   the independence of the Supervisory Directors.

The profile of the Supervisory Board can be found on the Company's corporate website.

The Supervisory Board may propose to the General Meeting to suspend or dismiss a Supervisory Director. If this is the case, the resolution is adopted by an absolute majority without a quorum required. In all other cases, the General Meeting may only suspend or dismiss a Supervisory Director with an absolute majority of the votes cast, representing more than one third (1/3) of the issued ordinary share capital.

A General Meeting must be held within three months after suspension of a Supervisory Director has taken effect, in which meeting a resolution must be adopted to either terminate or extend the suspension for a maximum period of another two months. The suspended Supervisory Director must be given the opportunity to account for his or her actions at that meeting. If neither such resolution is adopted nor the General Meeting has resolved to dismiss the Supervisory Director, the suspension will cease after the period of suspension has expired.

Term of appointment

A Supervisory Director shall be appointed for a term up to at the latest the end of the AGM held in the year following the year of (re-)appointment at the latest. However, the term of appointment of a Supervisory Director shall not end for as long as such resignation would result in no Supervisory Directors being in office.

Corinne Vigreux, David Fisher, Lloyd Frink, Jambu Palaniappan and Ron Teerlink were reappointed as Supervisory Directors at the AGM on 4 May 2022. To ensure that the Supervisory Board could fully focus on the challenges and opportunities ahead, Adriaan Nühn decided prior to the AGM 2022 that he would not seek re-election as Chair which he believed to best serve the interests of the Company and its stakeholders, including its shareholders. As a result, Adriaan Nühn's term ended at the closing of the AGM 2022. After the AGM, the Vice-Chair of the Supervisory Board, Corinne Vigreux, assumed the duties of Chair of the Supervisory Board.

Following the decision of each of Adriaan Nühn and Gwyn Burr not to seek re-election at the AGM 2022, the Supervisory Board conducted a search to fill the vacancies within the Supervisory Board. In view of the Supervisory Board's resolution to expand the Supervisory Board from seven to eight members, three positions were vacant between May and November 2022, including the position of Chair.

In due observance of the Company's Supervisory Board profile, the search was aimed at finding candidates that would strengthen the Supervisory Board as a whole. The desired profile would combine experience in managing a dynamic business (within the platform or another sector that represents high growth and innovation in a fast-moving environment) in an international business environment with an understanding of corporate governance and organisation structures relevant for a listed company of Just Eat Takeaway.com's size and global presence. For the position of Chair, the proposed nominee would be expected to have a track record within the leadership of a publicly listed company. In view of the Company's diversity policy, at least two of the three nominees would be female.

In October 2022, the Supervisory Board concluded its search in respect of two of the three vacancies. Although the search for the third (female) nominee continued, the Supervisory Board deemed it in the best interests of the Company to proceed with the first two nominations in the EGM 2022, to allow them to start their contribution to the Supervisory Board. On 18 November 2022, the General Meeting resolved to appoint Mieke De Schepper with immediate effect as a member of the Supervisory Board. At the same General Meeting, Dick Boer was appointed as member and Chair of the Supervisory Board as per immediate effect.

On 8 November 2022, David Fisher informed the Company that he had decided to step down as member of the Supervisory Board for personal reasons, aiming to focus on his position as Chief Executive Officer and Chairman of the Board of Directors of Enova International, Inc. and his family. His resignation became effective as per 1 January 2023.

The Supervisory Board currently has two remaining vacancies, which the Supervisory Board, in accordance with Dutch law and the Company's diversity policy, intends to fill both vacancies with female Supervisory Director.

The Supervisory Board has a rotation plan with the different anticipated dates of retirement for each of the Supervisory Directors. This rotation plan is available at the Company's corporate website.

The re-election of all current Supervisory Directors will be proposed at the AGM 2023.

Employment, Service and Severance Agreements

The relationship between the Company and each of the Supervisory Directors is governed by a letter of appointment, which is governed by Dutch law. These letters do not contain any severance provisions.

Meetings and decisions

The Supervisory Board shall meet at least four times a year and whenever one or more Supervisory Directors or Managing Directors request a meeting. Unless the Supervisory Board decides otherwise, Managing Directors will attend Supervisory Board meetings, except where meetings concern matters including board evaluations, the profile of the Supervisory Board, and conflicts of interest. Meetings of the Supervisory Board are generally held at the Company's offices but may also be held elsewhere.

According to the Charter of the Supervisory Board, resolutions of the Supervisory Board can only be adopted in a meeting at which at least half of the Supervisory Directors entitled to vote are present or represented. The Supervisory Directors shall endeavour to achieve that resolutions are adopted unanimously as much as possible. Where unanimity cannot be reached and the Dutch law, the Articles of Association or the Charter of the Supervisory Board do not prescribe a larger majority, resolutions of the Supervisory Board are adopted by a majority vote. In the event of a tie vote, the proposal shall be rejected.

The Supervisory Board may also adopt resolutions outside a meeting with due observance of the Charter of the Supervisory Board.

Conflict of interest

Supervisory Directors (other than the Chair) must report any (potential) conflict of interest to the Chair of the Supervisory Board immediately. If the (potential) conflict of interest involves the Chair of the Supervisory Board, it must be reported to the Vice-Chair of the Supervisory Board. The Supervisory Board shall decide whether a conflict of interest exists.

The Supervisory Director who has a (potential) conflict of interest shall not participate in discussions and decision-making on a subject or transaction in relation to which the Supervisory Director has a conflict of interest with the Company. Decisions to enter into transactions under which members of the Supervisory Board have conflicts of interest that are of material significance to the Company and/or to the relevant member(s) of the Supervisory Board, require the approval of the Supervisory Board.

During 2022, no such conflicts of interest were reported.

Maximum number of supervisory positions of Supervisory Directors

In accordance with Dutch law, restrictions apply to the overall number of supervisory positions that a supervisory director of certain listed companies may hold.

A person cannot be appointed as a supervisory director of a 'large Dutch company' if he/she already holds a supervisory position at more than two other 'large Dutch companies' or if he/she is the Chair of the supervisory board or one-tier board of another 'large Dutch company'. Also, a person cannot be appointed as a supervisory director or non-executive director of a 'large Dutch company' if he/she already holds a supervisory position at five or more other 'large Dutch companies', whereby the position of Chair of the supervisory board or one-tier board of another 'large Dutch company' is counted twice.

As per 31 December 2022, the Company met the criteria of a large Dutch company and all Supervisory Directors complied with these rules under Dutch law.

Supervisory Board Committees

Establishing committees does not diminish the responsibility of the Supervisory Board and the Supervisory Directors for obtaining information and forming an independent opinion. The committees cannot adopt resolutions on behalf of the Supervisory Board. Their meetings are subject to the same requirements as for Supervisory Board meetings and each committee informs the Supervisory Board of its deliberations and findings, and on matters including their duties and composition and items discussed during committee meetings. Additionally, the Audit Committee informs the Supervisory Board of the results of the annual statutory audit.

As per 31 December 2022, the Supervisory Board had two committees in place: an Audit Committee and a Remuneration and Nomination Committee. Each committee consisted of at least three members, who are appointed by the Supervisory Board. A member of each committee shall be appointed as its Chair, provided they are not the Chair of the Supervisory Board or a former Managing Director.

The reports of the Audit Committee and the Remuneration and Nomination Committee are set out on pages 143 and 109, respectively.

Audit Committee

The Audit Committee prepares the Supervisory Board's decision-making regarding the supervision of the integrity and quality of Just Eat Takeaway.com's financial reporting and the effectiveness of the Company's internal risk management and control systems. The Audit Committee monitors the Management Board in matters relating to relations with auditors, finance, funding, information technology, cybersecurity and tax. The Audit Committee's responsibilities also include oversight of the internal audit function, monitoring the financial reporting process and internal control systems, and determining the selection process for the external auditor and its independence.

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As per 31 December 2022, the Audit Committee had the following members: David Fisher (Chair), Ron Teerlink, Mieke De Schepper and Dick Boer. Since 1 January 2023, after David Fisher stepped down, the Audit Committee's members are Ron Teerlink (Chair), Mieke De Schepper and Dick Boer.

The Governance Rules and Applicable Laws require all members of the Audit Committee to be independent, and at least one member of the Audit Committee must have recent and relevant financial experience. The Audit Committee as a whole shall have competence relevant to the sector in which the Company operates. Each of the members of the Audit Committee qualifies as being independent and the Audit Committee has sufficient competence in accordance with the Governance Rules.

The internal auditor, the external auditor and, unless the Audit Committee decides otherwise, the CEO may attend meetings at the invitation of the Audit Committee.

Remuneration and Nomination Committee
The Remuneration and Nomination Committee prepares the Supervisory Board's decision-making regarding, among others, the remuneration of the Managing Directors, selection criteria and appointment procedures for Managing Directors and Supervisory Directors, assessment of the composition and performance of the Supervisory Board and Management Board, and drafting the Company's diversity policy for the composition of the Management Board and the Supervisory Board.

As per 31 December 2022, the Remuneration and Nomination Committee had the following members: Corinne Vigreux (Chair), Jambu Palaniappan and Dick Boer. All members of the Remuneration and Nomination Committee are independent.

Indemnification

The terms of the Management Board's and Supervisory Board's indemnification are provided in the Articles of Association, which are to be found on the Company's corporate website. Third-party directors' and officers' liability insurance was in place for all Managing Directors and Supervisory Directors throughout 2022.

Diversity

As set out in the diversity policy, the Supervisory Board aims for a diverse composition in respect of, and shall therefore strive for a fair balance between, nationality, experience, expertise, education, culture, gender, age and work background of its members. This is also reflected in the Company's Supervisory Board profile.

When nominating a candidate for appointment, the qualifications (such as expertise and experience) of the candidate and the specific requirements for the position to be filled shall prevail; nevertheless, the Supervisory Board strives to have at least 30% female and 30% male membership.

As of 31 December 2022, the Supervisory Board consisted of seven members, five persons who identify as male and two persons who identify as female. Since 1 January 2023, the Supervisory Board has consisted of six members, four persons who identify as male and two persons who identify as female. While the Supervisory Board's composition as of 31 December 2022 was not in conformity with the desired gender balance, its current composition is. The Supervisory Board expects to nominate two female candidates for appointment to the Supervisory Board in the AGM 2023.

As also set out in its diversity policy, the Supervisory Board pays great value to diversity in the composition of the Management Board. In particular, it strives to have members with a background (nationality, work experience, skills or otherwise) that is diverse and relevant for the sector and the principal countries where Just Eat Takeaway.com has a presence. In addition, and although challenging in the Company's business, the Company strives to have a Management Board consisting of at least 30% male and at least 30% female members. Nevertheless, other factors such as experience, age and education should also be taken into account. Similarly, Just Eat Takeaway.com strives for a diverse composition of its senior management to ultimately reach a better balanced composition of the Management Board through succession.

As of 31 December 2022, the Management Board consists of four members who all identify as male. The Supervisory Board will take the balanced composition requirements into account when nominating and selecting new candidates for the Supervisory Board and the Management Board. However, the Supervisory Board is of the opinion that gender is only one element of diversity, and that experience, background, knowledge, skills and insight are equally important and relevant criteria in selecting new members. The Supervisory Board made a binding nomination for Andrew Kenny to join the Management Board in 2022, as it believes Andrew Kenny's skills and experience not only complement the Management Board, but also his membership represents the UK, a principal market for Just Eat Takeaway.com, and the legacy Just Eat business more prominently in the Management Board.

The Company believes that this section of its Annual Report contains the information around gender diversity required by the UK Listing Rules 14.3.33 – 14.3.37 and Annex 1 of Listing Rule 14 about gender and ethnic diversity, taking the following into account:

- The UK Listing Rules assess corporate governance from the angle of a company incorporated under UK law with a unitary board. Therefore, the Company – being incorporated in the Netherlands and having a dual board structure – may as a matter of Dutch law not be able to comply with all elements of the UK Listing Rule.
- In particular, the Company does not collect numerical data on ratios of ethnicity, disability and sexual orientation of its Supervisory Directors and Managing Directors nor of any employees as it believes that data protection laws in the Netherlands prevent it from processing such data for ID&B reporting purposes.
- The Company aims for a gender diverse composition of the Management Board and Supervisory Board respectively, in which at least 30% of the members identify as female rather than the 40% as set out in UK Listing Rule 14.3.33(1).
- The Company does not have separate diversity policies in place for the composition of the committees of the Supervisory Board. The Company believes that a diverse composition of the Supervisory Board in itself will result in a balanced composition of its committees. On 31 December 2022 the Audit Committee consisted of at least 30% members that identify as male and 25% members that identify as female. On that date, the Remuneration and Nomination Committee consisted of at least 30% members that identify as male and at least 30% that identify as female. As of 1 January 2023, the Audit Committee and the Remuneration and Nomination Committee each consisted of at least 30% members that identify as male and at least 30% that identify as female.
- The following table sets out the diversity information of the Management Board and Supervisory Board as required under UK Listing Rule 14.3.33 (2). Footnotes have been added to the prescribed format to account for the Company's corporate structure.

Gender Diversity of the Management Board and Supervisory Board on 31 December 2022

	Number of board members	Percentage of the board[1]	Number of senior positions on the board (CEO, CFO, SID and Chair)[2]	Number in executive manage-ment	Percentage of executive manage-ment
Men	9	81.82%	9	4	100%
Women	2	18.18%	2	n/a	0%
Not specified/ prefer not to say	n/a	n/a	n/a	n/a	n/a

[1] The Company has a two-tier board structure with a Management Board and a Supervisory Board. As per 1 January 2023, David Fisher will resign as a member of the Supervisory Board. As a result, the diversity information in the table will shift.

[2] Dutch law does not distinguish between senior and other board positions: all Managing Directors are jointly, and to the same degree, responsible for the management of the Company. Similarly, all Supervisory Directors are jointly responsible for the supervision of the Company's management.

More information about the diversity ratios within Just Eat Takeaway.com's senior management is set out in the section 'Gaining insights and monitoring progress' in 'Our Inclusion, Diversity and Belonging'.

Insider Dealing Policy

The Company has an insider dealing policy, which was applied throughout Just Eat Takeaway.com. Everyone involved with Just Eat Takeaway.com is responsible for keeping inside information confidential. If a person is in possession of inside information, they should not deal in Just Eat Takeaway.com's securities (shares, CDIs, ADSs, options or convertible bonds).

Under the Company's insider dealing policy and in accordance with Applicable Laws, the Supervisory Board and Management Board may not deal in the Company's securities during a closed period, regardless of whether they possess inside information. The Company's closed periods are:

- The periods of at least two months immediately prior to the publication of Just Eat Takeaway.com's annual results and at least 30 calendar days prior to the publication of Just Eat Takeaway.com's half-yearly financial report; and
- The period of approximately three weeks prior to the publication of Just Eat Takeaway.com's interim trading updates.

Just Eat Takeaway.com employees and third-party consultants may generally also not deal in the Company's securities if and as long as they are included on the Company's insider list.

The Management Board established a disclosure committee to establish and maintain disclosure controls and procedures in respect of inside information. In 2022, this committee consisted of Jitse Groen, Brent Wissink, Jörg Gerbig, the Vice President Corporate Communication and Investor Relations and the Company Secretary as well as Andrew Kenny as per 1 December 2022.

Dividend policy

The Company intends to retain any future distributable profits to expand the growth and development of Just Eat Takeaway.com's business and, therefore, does not anticipate paying any dividends to shareholders in the foreseeable future.

In case of a potential dividend distribution, dividends will be payable no later than 30 days after the date when they were declared, unless the Management Board determines a different date. Dividends which have not been claimed upon the expiry of five years and one day after the date when they became payable will be forfeited to the Company and be carried to the Company's reserves.

Compliance with the Governance Rules

In its Annual Report 2021, the Company reported on its compliance with the DCGC, the UK Corporate Governance Code and the Nasdaq Listing Rules as its securities were listed on Euronext Amsterdam, the premium segment of the London Stock Exchange and Nasdaq.

Due to its voluntary delisting from Nasdaq as per 14 March 2022, the Nasdaq Listing Rules no longer apply to the Company. Also, as a company with a standard listing on the London Stock Exchange as per 19 December 2022, the Company is no longer required to comply (or explain non-compliance) with the UK Corporate Governance Code. Consequently, the disclosures in this section are limited to compliance or explanation of non-compliance with the DCGC. The Company's corporate governance statement under paragraph 7.2 of the Disclosure Guidance and Transparency Rules can be found in the section 'Statements by the Managing Directors' on page 88.

The Company acknowledges the importance of good governance. The Company agrees with the general approach and is committed to adhering to the best practices of the DCGC.

The Company fully complies with the DCGC, with the exception of Provisions 3.4.2 and 4.3.3. Provision 3.4.2 relates to publication of the main elements of the agreement of a Managing Director on the Company's corporate website no later

than the date of the notice calling the general meeting where the appointment of the management board member will be proposed. The Company published the main elements of Andrew Kenny's management agreement only after a positive decision from the DNB relating to Andrew Kenny's appointment, as this was a condition for his appointment to become effective. Provision 4.3.3 relates to the binding nature of a nomination for the appointment or dismissal of Managing Directors and Supervisory Directors. To keep a balanced composition and profile of our Management Board and Supervisory Board, our Articles of Association stipulate that, if our General Meeting overrules a binding nomination, the party who made the initial binding nomination can make a new binding nomination for the appointment or dismissal of Managing Directors or Supervisory Directors.

The Company has several regulations in place governing the performance of its various corporate bodies. These regulations can be found in the section 'Corporate Governance' of the Company's corporate website.
These regulations concern:
- The Articles of Association;
- The Charter of the Management Board;
- The Charter of the Supervisory Board.

The following items also appear on the Company's corporate website:
- The profile of the Supervisory Board;
- The rotation plan for the Supervisory Board members;
- The remuneration policy of the Supervisory Board;
- The remuneration policy of the Management Board;
- The Speak-Up Policy;
- The Code of Conduct;
- The tax strategy of Just Eat Takeaway.com;
- The policy regarding bilateral contacts with shareholders;
- The dividend policy.

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General Meeting

General Meetings must be held at least once a year and generally take place in Amsterdam. General Meetings are convened by the Management Board or Supervisory Board by convocation placed on the Company's corporate website.

The agenda for the AGM will at least include the discussion of substantial change in the corporate governance structure of the Company (if any), the adoption of the Annual Report, and, if applicable, the allocation of the result. In addition, the agenda shall include such items as have been included therein by the Management Board, the Supervisory Board or shareholders (with due observance of Dutch law).

In addition to the Annual General Meeting, extraordinary General Meetings may be held as often as the Management Board or the Supervisory Board deem desirable. Also, one or more shareholders, who solely or jointly represent at least one-tenth of the issued capital, may request that a General Meeting be convened, the request setting out in detail matters to be considered.

Each shareholder may normally attend the General Meeting, address the General Meeting and exercise voting rights pro rata to his or her shareholding, either in person or by proxy. Shareholders may exercise these rights, if they are the holders of shares on the record date as required by Dutch law, which is currently the 28th day before the day of the General Meeting, and they or their proxy have notified the Company of their intention to attend the General Meeting in writing or by any other electronic means that can be reproduced on paper at the address and by the date specified in the notice of the General Meeting.

Capital structure

As of 31 December 2022, the authorised capital of the Company amounted to €16 million and is divided into 400,000,000 shares, with a nominal value of €0.04 each.

On 31 December 2022, the issued capital amounted to €8,638,642 divided into 215,966,059 ordinary shares, of which 893,522 shares were held by Stichting Administratiekantoor Takeaway.com ('STAK') to fulfill potential future obligations under various share-based payment plans. All the ordinary shares have equal voting rights (one share, one vote) and equal rights to profits, surplus assets after the liquidation of the Company and dividend rights.

Voting rights

Each share confers the right to cast one vote in the General Meeting. Subject to certain exceptions provided by Dutch law or the Articles of Association, resolutions of the General Meeting are passed by an absolute majority of votes cast. Pursuant to Dutch law, no votes may be cast at a General Meeting in respect of shares that are held by the Company or any of its subsidiaries. As of 31 December 2022, the Company nor any of its subsidiaries held any own shares.

Restrictions on transfer of shares

As of 31 December 2022, the Company was not aware of the existence of any agreement pursuant to which the transfer of ordinary shares in the share capital of the Company was restricted. As of 31 December 2022, the Company has no anti-takeover measures in place.

Share option and share plans

In 2022, the Company maintained 13 share and option plans for employees:

- the Employee Long Term Incentive Plan;
- the Employee Short Term Incentive Plan;
- the Employee Share Option Plan;
- the Just Eat Takeaway.com Performance Share Plan and Just Eat Takeaway.com Restricted Share Plan;
- three Just Eat Sharesave Plans and the Just Eat Deferred Share Bonus Plan 2018 (which have fully vested and were fully exercised by the end of 2022); and
- the rolled-over Grubhub share plans, including: the Grubhub Inc. 2015 Long-Term Incentive Plan, the 2013 Omnibus Incentive Plan (the SCVNGR), Inc. 2013 Stock Incentive Plan, and the Tapingo Ltd. 2011 Option Plan.

Pursuant to the employee share plans and subject to their respective terms and conditions, participants are entitled to receive a number of STAK depository receipts and/or a number of rights to subscribe for STAK depository receipts. Generally, upon vesting of a grant and, where relevant, exercise of options under any of the employee share plans, STAK receives the relevant number of shares or CDIs to hold for the benefit of the relevant participants. STAK, in due observance of its articles of association and in accordance with its terms and conditions of administration, issues one depositary receipt to the relevant eligible participant for each share or CDI transferred to it for the benefit of such eligible participant. Based on the STAK's terms and conditions, STAK exercises the voting rights attributable to the shares and CDIs it holds and administers at its own discretion.

Issuance of shares

The General Meeting, or the Management Board subject to approval by the Supervisory Board to the extent so authorised by the General Meeting for a specific period, may resolve to issue shares. The General Meeting is only authorised to resolve to issue shares upon the proposal of the Management Board and subject to the approval of the Supervisory Board. This also applies to the granting of rights to subscribe for shares, such as options, but is not required for an issue of shares pursuant to the exercise of a previously granted right to subscribe for shares. An authorisation as referred to above will be irrevocable unless otherwise stipulated and will each time only be valid for a fixed term of no more than five years and may each time only be renewed for a maximum period of five years. The Company may not subscribe for its own shares on issue.

On 4 May 2022, the General Meeting resolved to irrevocably authorise the Management Board to, subject to approval by the Supervisory Board, resolve to issue ordinary shares and to grant rights to subscribe for ordinary shares in the capital of the Company. This authorisation of the Management Board with respect to the issue of ordinary shares and/or granting of rights to acquire ordinary shares is limited to: (i) 21,496,605 (rights to acquire) shares representing 10% of the total ordinary share capital in issue (excluding treasury shares) as of 22 March 2022, for general corporate purposes, and (ii) 5,374,151 (rights to acquire) shares representing 2.5% of the total ordinary share capital in issue (excluding treasury shares) as of 22 March 2022 in connection with one or more incentive plans for the Managing Directors, senior management and/or other employees, including the issue of shares directly to STAK for the sole purpose of STAK settling the Company's obligations under any of its incentive plans; all to be valid for 15 months as of 4 May 2022, ending on 4 August 2023.

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Pre-emptive rights

Upon issue of shares in the capital of the Company or grant of rights to subscribe for shares, each shareholder shall have a pre-emptive right in proportion to the aggregate nominal amount of his or her ordinary shares in the capital of the Company. Shareholders do not have pre-emptive rights in respect of shares issued against contribution in kind, shares issued to the Company's employees or shares issued to persons exercising a previously granted right to subscribe for shares.

Pre-emptive rights may be limited or excluded by a resolution of the General Meeting upon the proposal of the Management Board and subject to the approval of the Supervisory Board. The Management Board, subject to approval by the Supervisory Board, is authorised to resolve on the limitation or exclusion of the pre-emptive right if and to the extent the Management Board has been designated by the General Meeting to do so. The designation will only be valid for a specific period, in each case not exceeding five years. Unless provided otherwise in the designation, the designation cannot be cancelled. A resolution of the General Meeting to limit or exclude the pre-emptive rights or a resolution to designate the Management Board as described above requires a two-thirds majority of the votes cast if less than half of the issued share capital is represented at a General Meeting.

Pursuant to a resolution of the General Meeting adopted on 4 May 2022, the Management Board has been, subject to the approval of the Supervisory Board, irrevocably authorised by the General Meeting to resolve to restrict and/or exclude statutory pre-emptive rights in relation to the issuances of shares in the capital of the Company or the granting of rights to subscribe for ordinary shares. The aforementioned authorisation of the Management Board is limited to 21,496,605 (rights to acquire) ordinary shares (representing 10%) for general corporate purposes and on the occasion of mergers, acquisitions and/or strategic alliances; to be valid for 15 months as of 4 May 2022, ending on 4 August 2023.

Remuneration policies

In accordance with Dutch law, amendments to the remuneration policies for the Management Board and Supervisory Board, along with supplements to these remuneration policies in respect of certain Managing Directors or Supervisory Directors, are presented to the General Meeting for approval.

Acquisition of own shares

The Company may acquire fully paid-up shares in its own share capital at any time for no consideration (om niet) or, subject to Dutch law and the Company's Articles of Association, if: (i) the distributable part of the shareholders' equity is at least equal to the total purchase price of the repurchased shares; (ii) the aggregate nominal value of the shares that the Company acquires, holds or holds as pledge or that are held by a subsidiary does not exceed 50% of the issued share capital; and (iii) the Management Board has been authorised by the General Meeting to repurchase shares. As part of the authorisation, the General Meeting must specify the number of shares that may be acquired, the manner in which the shares may be acquired and the price range within which the shares may be acquired. No authorisation from the General Meeting is required for the acquisition of fully paid-up shares for the purpose of transferring these shares to the employees of the Company pursuant to any share option plan, provided that such shares are quoted on the official list of any stock exchange.

Pursuant to a resolution by the General Meeting adopted on 4 May 2022, the Management Board, subject to approval by the Supervisory Board, has been authorised to resolve to acquire fully paid-up shares. Such authorisation of the Management Board is limited to 10% of the issued ordinary shares and is valid for 18 months from 4 May 2022, therefore ending on 4 November 2023.

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Shares may be acquired at the stock exchange or otherwise, at a price between the nominal value and the higher of (i) an amount equal to 5% above the average market value for the Company's shares for the five business days immediately preceding the day on which the share is contracted to be purchased and (ii) the higher of the price of the last independent trade and the highest current independent purchase bid at the time on the trading venue on which the purchase is carried out.

No voting rights may be exercised in the General Meeting with respect to any share or depositary receipt for such share held by the Company or by a subsidiary, and no payments will be made on shares the Company holds in its own share capital.

The Management Board is authorised to dispose of the Company's own shares held by it.

Amendment of the Articles of Association

The General Meeting may resolve to amend the Articles of Association upon the proposal of the Management Board which is subject to the approval of the Supervisory Board. A proposal to amend the Articles of Association must be included in the agenda for the relevant General Meeting. A copy of the proposal, containing the verbatim text of the proposed amendment, must be lodged with the Company for the inspection of every shareholder until the end of the General Meeting.

External auditor

At the AGM held on 12 May 2021, Deloitte was re-appointed as the external auditor of the Company for the financial years 2021 through 2023.
The Management Board shall report their dealings with the external auditor to the Supervisory Board on an annual basis. The external auditor may be questioned by the General Meeting in relation to the auditor's opinion on the financial statements. The external auditor shall attend and be entitled to address the General Meeting for this purpose.
After a thorough request for proposal process involving the Management Board, Audit Committee, and other senior leadership, the Audit Committee provided a positive advice to engage EY as the new audit firm as of the financial year 2024. This advice was subsequently taken over by the Supervisory Board.
The selection of EY is subject to shareholder appointment at the AGM 2023.

Related party transactions

The Company reports that Just Eat Takeaway.com did not enter into transactions in 2022 with legal or natural persons who hold at least 10% of the shares in the Company.



Report of the Audit Committee

In 2022, the Audit Committee supervised the Company's financial reporting, and the effectiveness of the internal risk management and control systems. Other focus areas of the Audit Committee were the performance of the external auditor, ESG reporting, and the advice regarding the new audit firm from financial year 2024 onwards.

Introduction

The Audit Committee is pleased to present this report, which provides a summary of the Audit Committee's role and activities during the 2022 financial year.

The Audit Committee reviewed the areas under its remit with the Management Board and internal and external auditors, as appropriate. The activities help to ensure that the interests of shareholders are protected, and the financial reporting and internal risk management and control systems are effective and operate with integrity.

Membership

Up to the AGM 2022, the Audit Committee comprised four independent Supervisory Directors: David Fisher (Chair of the Audit Committee), Adriaan Nühn, Gwyn Bur and Ron Teerlink. As a result of Adriaan Nühn and Gwyn Burr stepping down as Supervisory Directors after the AGM 2022, the Audit Committee comprised two independent Supervisory Directors from 4 May 2022 until 15 December 2022: David Fisher (Chair of the Audit Committee) and Ron Teerlink. Despite the vacancies in the Supervisory Board and consequentially in the Audit Committee, the effectiveness and proper performance of the Audit Committee was safeguarded during this period.

As per 31 December 2022, the Audit Committee comprises four independent Supervisory Directors: David Fisher (Chair of the Audit Committee), Ron Teerlink, Mieke De Schepper and Dick Boer. As of 1 January 2023, David Fisher will step down as Supervisory Director. As of that date, the Audit Committee comprises three independent Supervisory Directors: Ron Teerlink (taking over David's position as Chair of the Audit Committee), Mieke De Schepper and Dick Boer.

All committee members have relevant sector and financial competence to fulfil their roles, as set out in their biographies in the chapter 'Composition of the Management Board and Supervisory Board'.

Role and activities

The Audit Committee met six times during the year. Several senior representatives attended part of the meetings, amongst which representatives of the Finance, Tax, InfoSec Risk and Control and Internal Auditor function, and the external auditor. The Audit Committee or one or more of its delegates also meets privately with the external auditor at least once per year.

Key matters handled by the Audit Committee include:

- Supervision of the integrity and quality of the Company's financial reporting, in particular the integrity of the process;
- Supervision of the effectiveness of the internal risk management and control systems, including SOx, which continues to apply to the Company as long as its shares are registered under the US Securities Exchange Act;
- Monitoring the statutory audit of the Annual Report;
- Monitoring the Management Board with regard to:
  - Relations with the internal and external auditors;
  - Compliance with recommendations and following up of comments by the internal and external auditors;
  - The funding of Just Eat Takeaway.com;
  - The application of information and communication technology, including cybersecurity risks;
  - The ERM program of Just Eat Takeaway.com;
  - Speak-up cases regarding accounting, internal accounting controls, or auditing matters.

At the beginning of 2022, the Audit Committee discussed the internal budget for 2022 and focused on the preparation of the Annual Report 2021 as well as the audit of such report. During the first half of 2022, the Audit Committee monitored the performance of audit procedures on the held-for-sale analysis and goodwill impairment discussion. Further, the Audit Committee focused on the rotation process for the external auditor for the financial year 2024 onwards. In addition, the Audit Committee discussed the implementation of new ESG reporting regulations that result in more extensive disclosure on climate-related risks that have (potential) impact on the Company and certain financial metrics (if applicable).

Other areas of attention were the delisting from Nasdaq (completed on 14 March 2022) and the planned deregistration under the SEC Exchange Act during the first half of 2023 and their impact on US reporting requirements, market cap and share price developments.

The attendance rate of committee members for the Audit Committee meetings was as follows:

	Attendance rate
Ron Teerlink (Chair)	6 of 6
Mieke De Schepper	0 of 0
Dick Boer	0 of 0
David Fisher (former Chair)	6 of 6
Adriaan Nühn (former member)	3 of 3
Gwyn Burr (former member)	3 of 3

Financial reporting

Over the course of 2022, the Audit Committee reviewed, prior to publication, the quarterly trading results, the 2022 semi-annual report and the draft Annual Report.

In relation to the Financial Statements, the Audit Committee discussed the interim management letter with the auditor on 14 December 2022.

In February 2023, the Audit Committee discussed the auditor's report with the auditor as well as the draft financial statements. The Audit Committee discussed, among other topics, the audit approach, key audit matters, communications, timing, audit fees, composition of the audit team, materiality, expertise of the individual audit team members as well as the Annual Report and related documents. Particular attention was paid to key audit matters, which related to the referral instructions to Deloitte components and other specialists, the audit approach to revenue testing and segments, impairment testing, and purchase price allocation.

The Audit Committee discussed with the external auditor as to how management's judgement and assertions were challenged and how professional skepticism was demonstrated during their audit of these areas. This included, where relevant, challenging the analysis performed by the external auditor.

In addition to the matters noted above, our external auditor, as required by auditing standards, also considered the risk of management override of controls. Nothing has come to either our attention or their attention to suggest any material misstatement related to suspected or actual fraud relating to management override of controls.

The Audit Committee also discussed the auditor's report, the quality of internal risk management and control systems and had a discussion with the auditor without the Management Board being present.

Group tax updated the Audit Committee on the material tax risks and mitigation actions taken. In 2022, topics such as the Mutual Agreement Procedure between the Danish Competent Authority and the UK Competent Authority

(reference is made to Note 10 of the Consolidated financial statements), the state aid case (reference is made to Note 10 of the Consolidated financial statements), the now finalised tax matter with the Australian Tax Office ('ATO'), the OECD Pillar Two (minimum taxation rules) and the DAC 7 rules that are applicable for Just Eat Takeaway.com were presented and discussed with the Audit Committee.

Non-audit services

Following the approved 'auditor independence policy' and the Charter of the Audit Committee, audit services may be performed by the external auditor, subject to pre-approval by the Supervisory Board based on the annual audit services engagement agreed with the external auditor. All audit-related services up to and including €100,000 may be approved by the Chair of the Audit Committee. The Audit Committee may determine the appropriate funding for payment of compensation to any engaged audit firm preparing or issuing an audit report or other audit, review or attest services, and to any engaged independent counsel or other advisor necessary for the Audit Committee to carry out its duties. The Audit Committee confirms that the external auditor does not provide any services which are prohibited by the Governance Rules.

Risk management and control

The work of the Audit Committee in 2022 also included oversight of Just Eat Takeaway.com's various internal ERM and control systems. To facilitate this, the Audit Committee reviewed the 2022 audit plan during the year with the external auditor, considered updates from management regarding enterprise risk, SOx, and internal audit, received and reviewed regular reports from the external auditor, the CFO, the Vice President of Internal Audit, and the Director of InfoSec Risk and Control, and conducted a review of the Company's internal audit charter.

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Significant issues

Prior to each meeting of the Audit Committee at which it is to be considered, the Management Board produces a paper providing details of any significant accounting, tax, compliance and legal matters. The Audit Committee also invited members of the Management Board to attend these meetings where further guidance is required. Critical accounting judgements in applying Just Eat Takeaway.com's accounting policies and key sources of estimation uncertainty are included within Note 2 to the Consolidated financial statements. The issues and risks the Company considers to be significant for the 2022 Annual Report and how these are addressed are disclosed in the 'Risk Management' section.

Internal Audit function

The Audit Committee reviewed the internal audit's plan as well as its effectiveness for the year and agreed its resource requirements to make sure that the quality, experience and expertise of the Internal Audit function is appropriate for the Company's business. It reviewed multiple summary reports and management's response thereto together with the completion status of agreed actions.

External auditor

Deloitte has been the Company's auditor since 2014 and the General Meeting re-appointed Deloitte as the Company's external auditor for the financial years 2021 through 2023 at the General Meeting held in May 2021. The evaluation of the 2021 audit process took place during a meeting of the Audit Committee in May 2022. During this evaluation, the Audit Committee discussed and assessed, inter alia, the quality of delivery and service, the independence, and effectiveness of the external audit process.

Under the Governance Rules, the Company must change its external auditor before the 2024 financial year ends. The auditor rotation process started in May 2022 with a request for proposal process with three of the Big four audit firms. This resulted in the Audit Committee providing a positive advice to engage EY as the new audit firm as of financial year 2024.

Self-assessment

Annually, the Audit Committee assesses its functioning to evaluate its performance and identify opportunities for individual and shared growth, along with any specific training or educational needs for each member. The evaluation forms had been circulated and completed in January 2023. The Audit Committee looked at the functioning of the Audit Committee as part of the annual evaluation of the Supervisory Board. Having completed an evaluation form, the feedback was discussed in a Supervisory Board meeting without the presence of the Management Board. In this meeting it was concluded that that the committee functions well and is sufficiently knowledgeable, provided that it would prefer to receive training on corporate sustainability reporting and governance.

The Audit Committee

Ron Teerlink
Chair

Mieke De Schepper

Dick Boer

Privacy of our Stakeholders

In 2022, we further enhanced our internal privacy structure, our data protection programme, and related processes.

Introduction

A Data Subject is any identifiable individual who can, directly or indirectly, be identified via a piece of information that is held or processed by our organisation, such as a name, delivery address, email address, an online identifier, and/or day of birth ('Data Subject'). We take the privacy and data protection of all Data Subjects of whom we process data very seriously. Where in 2021 we progressed on the integration of the privacy structures, in 2022 we enhanced our internal privacy structure to centrally support compliance with applicable data protection and privacy regulations. In 2022, we centralised our privacy programme procedures, continued our privacy awareness and training activities for new and existing employees as well as continuing our investments in our Privacy Ambassador Network. Our privacy compliance is overseen by a cross functional Privacy Council and supported by the Data Protection Office ('DPO').

Risk & Control

The privacy control framework has been adjusted to support the management of risks following from regulatory developments. These adjustments have been reviewed by our InfoSec Risk and Control function prior to implementing a control revision.

The DPO performed a self-assessment in 2022 and the findings of this self-assessment have been incorporated in the privacy programme activities and controls for 2023. An example of this is an increased frequency of certain preventive controls by the responsible business stakeholders on privacy activities such as privacy assessments, privacy by design activities and collaboration with DPO on privacy rights requests management.

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Transparency

It is important to us that our Data Subjects have the opportunity to see how we deal with their personal data, so that they can make informed decisions. Where relevant, we have updated and will continue to update our privacy statements and the various possibilities to consent on our mobile applications and websites.

Processes

We believe that automation is proven to be key in reliability and scalability of the internal data protection processes. The introduction of automation, such as privacy risk registry and information, to privacy action plans have improved the manageability of assessment outcomes. Further steps to enhance these features and to support monitoring of privacy risk mitigations will be taken in 2023.

Objectives

In 2023, Just Eat Takeaway.com will focus on maturing its privacy procedures supporting our privacy programme via assessments and weighting the criterion for the maturity score by principle, improving awareness on the impact of regulatory developments on data and privacy compliance as well as progress with activities to ensure timely compliance with developments in privacy laws. Although some regulatory frameworks are still under consideration in parliament, other regulations will take effect on a future date. Our activities are aimed to timely integrate these new regulations into our privacy programme.





04

Risk
Management

Risk Management

In 2022, we continued to have greater collaboration across the business, aimed at sharing principal risk insights with the right people, at the right time. We actively engaged with the Management Board and senior leadership across different markets, functions and projects to identify new or emerging risks, and to (re-)validate our principal risks.

Introduction

The dynamics in the online food ordering industry present both opportunities and risks. The Management Board manages these through an ERM framework that integrates risk management into our daily business activities and strategic planning.

We take a structured approach to ERM which starts with our Management Board and is applied thereafter throughout the organisation. The ERM programme is built upon the ERM policy, as approved by our Management Board and Supervisory Board. The practical components of the ERM policy are outlined in a detailed risk management methodology, which guides the business to implementing risk management on a day-to-day basis. This methodology provides for various risk assessments to be conducted across the organisation. The InfoSec Risk and Control function presents on the development of principal and emerging risks, and the effectiveness of mitigating actions and controls to our Managing Directors and Audit Committee on a regular basis. The function also assists in identifying opportunities that allow us to achieve our strategic objectives and enable continuous sustainable growth. Just Eat Takeaway.com has adopted the ISO 31000:2018 standard as the foundation of its ERM framework. In addition, the Director InfoSec Risk and Control, reporting directly to our CFO, is responsible for leading the second line of defence information security, ERM and internal control function.

During 2022, we continued our approach to risk management through greater collaboration between departments and functions. A risk committee was established during the second half of 2022, which was a positive step in formalising our approach to risk management and ensuring key stakeholders are consulted and informed on a regular basis.

InfoSec Risk and Control function

The InfoSec Risk and Control function oversees the ERM programme in a second line of defence capacity. They support our Management Board and senior management by bringing expertise, process excellence, and management monitoring alongside the first line of defence (owners of specific risks, mitigating actions and controls) to help ensure that risks, actions, and controls are effectively managed within the risk appetite levels as expressed by our Management Board.


Supervisory Board
Management Board
Executive Leadership Team
First Line
Second Line
Third Line
External Audit
Operational departments
Risk Management
InfoSec
Internal Control
Legal & Compliance
Internal Audit
External Audit

Governance, Risk and Compliance software tool

To assist the InfoSec Risk and Control function, we have a fit-for-purpose governance, risk and compliance software tool that supports the flow of risks, controls and Internal Audit information throughout the organisation. This tool fosters greater collaboration between the three lines of defence in aligning risks, controls, issues and tasks arising from risk assessments, control effectiveness testing, project assessments, and audits. Furthermore, our management benefits from tailored reporting to easily digest risk information related to the organisation at a central level, by function and by market, including specialised reporting to the Management Board and Supervisory Board of our regulated subsidiary Takeaway.com Payments B.V.

ERM approach

A summary of our ERM approach and key elements within it (based on the ISO 31000 ERM model) is outlined below.


Identify
Assess
Evaluate
Monitor
Report
Risk Categories
Strategic
Information technology
Legal and regulatory
Financial
Operational

Strategic objectives

We manage our business based on markets. Each market demonstrates different competitive intensity, maturity and potential. We pursue a significant growth strategy as a path to long-term value creation, which requires us to invest heavily in the markets in which we operate. Apart from competition, we are influenced by other internal and external factors such as, but not limited to, IT security, innovative developments, consumer preferences, brand and reputation, social change, people, and laws and regulations. We consider all of these factors, and our internal strengths and weaknesses, when developing our strategic objectives. These strategic objectives form the basis of our risk management programme.

Risk identification

The risk identification phase involves identifying risks that could endanger the achievement of our strategic objectives. Risks are identified using: 1) external sources, 2) internal risk documents, and 3) risk workshops/interviews/surveys with our Management Board, senior management and other stakeholders within our organisation. On a continuous basis, emerging and newly identified risks that may threaten the achievement of our strategic objectives are considered. In addition to the principal risks, we also identify and assess risks for various other purposes, such as strategic projects, regulatory requirements, fraud discovery, product launches, and climate risk analysis.

To facilitate the risk identification phase, we use five broad risk categories to classify risks. These categories are not mutually exclusive, as any service or product may expose us to multiple categories of risks. In addition, risks may also be interdependent meaning that an increase in one category of risk may cause an increase in others. It is the responsibility of our Management Board to be aware of this interdependence and assess the effect in a consistent and inclusive manner. The five categories are as follows:

CATEGORY	EXPLANATION
Strategic	Risks arising from the fundamental decisions that the Management Board takes concerning the Company's objectives. Essentially, strategic risks are the risks of failing to achieve strategic objectives.
Information technology	Risks arising from all aspects of the IT environments across the organisation, be it in-house or outsourced environments.
Legal and regulatory	Risks arising from legal and regulatory requirements. This category covers aspects such as GDPR, AML/CFT, guidelines issued by the European Banking Authority, regulatory good practices, contractual agreements, and supervision by authorities in the countries in which the Company operates.
Financial	Financial risks can arise from four broad categories as follows: 1. Market risk - what happens when there is a substantial change in a particular market in which our Company operates including foreign exchange exposures; 2. Credit risk - lines of credit to corporate customers and Partners; 3. Liquidity risk how easily the Company can convert assets into cash if it needs funds; 4. Financial reporting risk - what happens when the Company files financial reports with regulators or makes financial reports public with incorrect information due to error or fraud.
Operational	Risks arising from inadequate or failed internal processes, people and systems, irrespective whether this was triggered internally or by external factors.

Risk assessment

Once risks have been identified through risk workshops, interviews, and surveys, risks are assessed for: 1) likelihood of occurrence (the chance that the risk will materialise), and 2) financial or non-financial impact if the risk was to materialise. As part of this, we identify and assess specific actions to address identified risks insofar as the net risk level deviates from the desired risk appetite level. Where risks are directly linked to key controls, we assess the design and operating effectiveness of these controls, either performed in-house or independently by third-parties. Actions to address deviations from the desired risk appetite are documented and regularly discussed with risk- and control owners to ensure timely and proper follow-ups.

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Key controls have been identified and tested in a number of processes:

PROCESS	COVERING
Procurement-to-Pay	Internal and external requisition processes
Record-to-Report	Accounting, financial control, financial planning and analysis, reporting and treasury
Order-to-Cash	Sales, order management, Partner invoicing and pay-out processes
Hire-to-Retire	Recruitment, Human Resources, and payroll processes
Data-to-Insights	Transforming data (numbers and text) to insights (knowledge gained through analysing data)
Acquire-to-Retire	Asset purchase and disposal, depreciation and amortisation
Information technology	Consumer facing, and internal IT processes, be in platform related or applications in processes
Tax	Adherence to various tax laws and regulations
Privacy	Adherence to applicable privacy regulations
Entity-level controls	Processes related to the control environment, risk assessment, control activities, information and communication, and monitoring activities

Risk evaluation

For senior management to manage their respective parts of their operations, it is important to provide them with sufficient guidance on the levels of risk that our Management Board considers optimal to take (risk appetite).

Our Management Board has defined risk appetite as follows: "the amount and type of risk that the Management Board is willing to accept in pursuit of our strategic business objectives".

The risk appetite guidance is set by our Management Board for each principal risk area. It is against this that net (residual) risks are compared to decide whether further action is required. What is acceptable may be affected by the value of assets lost or wasted in the event of an adverse impact; stakeholder perception of such an impact; the cost of implementing actions to further manage the risk; the likelihood of the risk occurring; and the balance of potential benefit to be gained.

Gaps between the current net (residual) risk levels and the risk appetite levels expressed by our Management Board are addressed by four possible responses: Accept, Mitigate, Transfer or Avoid. The response depends on the expressed risk appetite level vis-à-vis the net risk level. Our risk management activities are primarily focused on those risks we decide/need to mitigate. Through this process, the key risks are prioritised according to our risk appetite, and we highlight the risks requiring the most attention by our Management Board.

Our risk appetite levels are:

APPETITE		EXPLANATION
Averse		Avoidance of risk and uncertainty is a key objective of the Company
Minimal		Preference for ultra-safe options that are low risk and only have a potential for limited reward
Cautious		Preference for safe options that have a low degree of risk and may only have limited potential for reward
Open		Willing to consider all potential options and choose the one most likely to result in successful delivery, while also providing an acceptable level of reward and value for money
Hungry		Eager to be innovative and to choose options offering potentially higher business rewards, despite greater inherent risk

Risk monitoring

Identified actions are regularly followed up with the business and the progress is reported to the members of our Management Board. Further, selected actions and controls are tested from time to time by our first, second, and/or third lines of defence. Attention has been given to observed weaknesses, identified instances of misconduct and irregularities, lessons learned and findings from our Internal Audit function and the external auditor. Where necessary, improvements have been or are in the process of being made to risk management and control systems.

As long as the Company's securities are registered under the US Securities Exchange Act, we are bound by, among others, SOx and specifically control-related sections 302 and 404. Section 302 mandates a set of internal procedures designed to ensure accurate financial disclosure. Section 404 requires our Management Board and the external auditor to report on the adequacy of internal controls on financial reporting. The InfoSec Risk and Control function started with the SOx control implementation in September 2020 and reported frequently on the progress to our SOx/Controls steering committee, chaired by our CFO.

The Company aims to deregister its securities under the US Securities Exchange Act in the first half of 2023 and consequently the SOx requirements will no longer be applicable. This Annual Report is not prepared with the intention to cover any of the SEC reporting requirements.

Takeaway.com Group B.V. also has an ISAE 3000 report in place. The report contains the description of our online payment processing system of legacy Takeaway.com for processing transactions on behalf of Partners, the relevant key controls, and the opinion of Internal Audit on the operating effectiveness of

each key control addressing the control objectives stated in the description. The description in the ISAE 3000 report reflects the period of 1 May 2022 to 31 December 2022 and relates solely to online payments executed by consumers in the European Union ('EU') insofar as related Partners have successfully complied with our onboarding procedures (e.g., AML/CFT procedures). Testing by Internal Audit was conducted in accordance with the International Standard on Assurance Engagements 3000 'Assurance Report on Controls at a Service Organisation', issued by the International Auditing and Assurance Standards Board.

TYPE	DOMAINS
Business controls	- Partner account management, - Order placement and transmittal, - Payment processing by PSPs, - Invoicing, - Transaction monitoring, - Partner payout, - Refunds.
General IT controls	- Access to programs and data, - Programme changes, - Computer operations, - Service level management.

Several other business processes (i.e. privacy, JET Pay - previously: Takeaway Pay) were also assessed by our InfoSec Risk and Control function and the Compliance functions of Takeaway.com Payments B.V. and Just Eat Takeaway.com and/or were internally audited by our Internal Audit function. The InfoSec team also assessed our current IT risk and control mitigation environments of the Just Eat Takeaway.com platforms and related applications against the Good Practice Information Security 2019/2020 as issued by the DNB. This Good Practice, in our view, also covers ISO 27002 requirements, the leading international standard for an information security management system.

Reporting
The InfoSec Risk and Control function reports to the risk committee on a regular basis to discuss key risk matters on a qualitative and quantitative basis. This is attended by members of our Management Board and other key stakeholders related to risk management. Additionally, the function meets frequently with our CFO as well as our CEO to discuss InfoSec risk and control observations noted in the preceding period. Actions that need additional escalation or support from the (members of our) Management Board are raised with the relevant Managing Director as required. The InfoSec Risk and Control function is also engaged in regular communication with senior country leadership in the markets we operate in to identify new or emerging risks and issues requiring attention as well as common risk themes arising across different markets. InfoSec Risk and Control periodically reports to the Audit Committee, which is independent and oversees Just Eat Takeaway.com's approach to risk management.

An additional layer of risk reporting is through the monitoring of key risk indicators. These key risk indicators are quantitative metrics that serve as early warning signals regarding the status of our principal risks. By complementing existing qualitative updates with such quantitative reporting, the InfoSec Risk and Control function can provide more insightful and actionable insights on risks to assist informed decision-making. This is supported by our strong business intelligence and analytics capability which supports the InfoSec Risk and Control function to quickly detect unusual trends and follow up on these if necessary.

Process and control owners in the first line of defence are responsible for the design, implementation and operating effectiveness of assigned controls and actions to address principal and other risks. Senior management and other personnel discuss (indirectly or directly) controls with the respective Managing Director on a periodic basis. These meetings, other discussions, and relevant supporting evidence serve partially as substantiation for our in-control statement. The design and operating effectiveness of selected controls is periodically assessed by our second lines of defence (i.e., InfoSec Risk and Control, and Compliance functions) as well as the third line of defence (Internal Audit).

We also updated our annual fraud risk assessment in the second half of 2022. Our stance with regard to integrity is clearly outlined in our Code of Conduct. Any incidents of fraud and theft within Just Eat Takeaway.com will be promptly investigated, reported and, where appropriate, lead to disciplinary actions (from warnings to immediate dismissals). In addition, we carried out in-depth investigations of (possible) fraud cases, which led to an intermediate update of the fraud risk assessment.

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Improvements to the risk management system

In 2022, we made a number of improvements to our ERM system as follows:

- Refreshed the ERM policy and risk management methodology,
- Invested in resources in the InfoSec Risk and Control function,
- Enhanced our monitoring of key risk indicators to drive more meaningful risk insights in a timely manner,
- Established a risk committee with more engagement from senior stakeholders,
- Enhanced the risk reporting to the CFO and the Management Board,
- Updated the principal risks for Just Eat Takeaway.com and key markets and the global fraud risk assessment.

Non-exhaustive list of principal risks

Based on the process described, we have revalidated our 12 principal risks. The principal risks published in the Company's 2021 Annual Report were reviewed by senior management and the Management Board through a series of one-on-one interviews and it was determined that the principal risks continued to apply throughout 2022, with only minor wording changes made to this list. Below we have described the development of these risks during 2022 and the mitigating actions we have taken.

Risk at a glance

RISK AREA	RISK	RISK DESCRIPTION	RISK APPETITE
Strategic	**Innovation**	Our creativity and/or pace may be lacking, in the way that we transform our service, relative to competition/market demands. Also, platform migrations and too many/changing priorities may prevent us from truly innovating our products.	
	Competition	Competitive forces may prevent us from achieving our goals, leading to declining revenues or margins.	
	Brand and reputation	Failure to maintain our reputation and TOMA in each market we operate in..	
	Acquisitions	We have grown significantly through acquisitions. We may fail to conduct adequate due diligence or fail to achieve the expected synergy effects.	
	Global strategic projects	Given our growth, significant investments occur in programmes for improving efficiency, expanding choice and consumer and Partner satisfaction and other strategic objectives. There is a risk that the outcomes do not meet our intended objectives.	
Information Technology	**Technology reliability and availability**	The reliability and/or availability of our platforms and wider technology supplier ecosystem may be compromised, including the inability to (timely) recover from disruptions.	
Legal and regulatory	**Legal and regulatory**	Non-compliance resulting in financial penalties, litigation or negative public relations, and effects on our margins due to restrictive(or changing) laws and regulations. Examples of current and emerging legislative and regulatory requirements include: • Food legislation/tax (HFSS) • Payment Service Directives • New tax legislations • Climate change, environmental impacts and opportunities • Gig economy (independent contractor courier model vs. employed courier model) • Competition regulations	
	Data security and privacy	Sensitive commercial and privacy data may be used and/or retained without authorisation/against the law, or is stolen.	

RISK AREA	RISK	RISK DESCRIPTION	RISK APPETITE
Financial	Financial management	Challenging conditions or a downturn in the global economy could detrimentally impact our ability to meet our financial obligations or raise required capital. Additionally, the scale and global nature of our business increases the complexity of sound financial management and consequently increases the risk of material errors in our financial reports.	
Operational	People	Critical skills shortage, no market-leading workforce to deliver on our strategy, lack of succession planning, and inability to foster a diverse and inclusive culture.	
	Operational excellence	Expansion and/or change to our Delivery business model represents a significant cost investment to us and there is a risk to long-term margins and profitability expectations. It has a significant upside potential, but we may fail on the opportunities presented.	
	Integration and transformation	Combining of our technologies, processes, information, people and/or departments raises the risk of inadequate integration or transformation. This could relate to e.g. inadequate enterprise governance and operational design, and insufficient ownership and managing change.	

STRATEGIC

Innovation

Our creativity and/or pace may be lacking, in the way that we transform our service, relative to competition/market demands. Also, platform migrations and too many/changing priorities may prevent us from truly innovating our products.

Main actions and controls

- Investing in innovative Product teams and strong focus on innovative solutions and offerings,
- Entering new verticals such as groceries and convenience,
- Restructuring Product and Technology teams to maximise capacity for innovative developments and proper management of rolling out innovative solutions,
- Maintaining organisational agility, setting the right priorities and aligning processed to enable swift response to new market developments,
- Investing in our B2B opportunities,
- Investing In our marketplace and logistical solutions,
- Maintain leadership in most markets we are active in

Potential impact

Disruptive innovation or lacking creativity or innovation pace could affect our ability to retain consumers which can lead to a material adverse impact on our business, results of operations, financial condition and prospects.

STRATEGIC

Competition

Competitive forces may prevent us from achieving our goals, leading to declining revenues or margins.

Main actions and controls

- Continue creating, maintaining or expanding our leading (in terms of GTV) position in our markets through investments in our brands and our service, through strategic partner growth, and ongoing business intelligence/advanced analytics,
- Continued focus on portfolio management and potential mergers and acquisitions,
- Ongoing focus on top-of-mind brand awareness,
- Regular working capital assessments and looking into opportunities to constantly improve our cash position to meet or exceed the cash resources of our competitors.

Potential impact

We view market leadership as key to long-term success in our industry. We also believe that sustainable profitability is more achievable from a position of market leadership so to increasingly be able to benefit from network effects. Failure to achieve a leadership position could lead to a loss of, or failure to increase, market share or otherwise materially adversely affect our business, results of operations, financial condition and prospects.

STRATEGIC

Brand and reputation

Failure to maintain our reputation and top-of-mind brand awareness in each market we operate in.

Main actions and controls

- High top-of-mind brand awareness is critical to market leadership which in turn drives long-term profitability and sustainability of our operations. As such, improving our top-of-mind brand awareness in each market by continuing our significant marketing efforts is key to our success,
- Press coverage in relation to our business is constantly monitored and, where appropriate, media response actions are swiftly taken,
- Entered into a successful UEFA marketing campaign.

Potential impact

Failure to improve or maintain our top-of-mind brand awareness could result in a material adverse impact on our results of operations, and financial condition.

Failure to maintain brand appeal is a potential business threat and negative publicity could have a material adverse effect on our reputation and the reputation of our brands, and that may adversely affect our results of operations, and financial condition.

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Risk severity trend compared to prior year:

Risk severity trend compared to prior year:

Risk severity trend compared to prior year:

∨ Severity of risk, considering mitigation actions, is lower   ⟨⟩ No change to severity of risk   ∧ Severity of risk, considering mitigating actions, is higher

STRATEGIC

Acquisitions

We have grown significantly through acquisitions. We may fail to conduct adequate due diligence or fail to achieve the expected synergy effects.

Main actions and controls
- Proven Legal, BI & Analytics, FP&A and Corporate Development experts as well as reputable third-party experts in place,
- Ongoing monitoring of KPIs by our Management Board on synergy effects, opportunities, and alignment activities,
- Project management office working closely together with our Management Board to integrate acquired businesses.

Potential impact

Failing to conduct a proper due diligence or failing to achieve synergy effects could lead to a material adverse impact on our results of operations, financial condition, and prospects.

Risk severity trend compared to prior year:

STRATEGIC

Global strategic projects

Given our growth, significant investments occur in programmes for improving efficiency, expanding choice and consumer and partner satisfaction and other strategic objectives. There is a risk that the outcomes do not meet our intended objectives.

Main actions and controls
- Clarity on our strategy and business case actions, ensuring that we take actions with credible benefits,
- Significant strategic focus of the Management Board and oversight by the Supervisory Board,
- Increased engagement with local management teams to understand project impacts in different geographies,
- Executing controls within programme management, hiring experienced delivery teams, and monitoring progress.

Potential impact

Failing to properly execute on global strategic projects could lead to a material adverse impact on our results of operations, financial condition, and prospects.

Risk severity trend compared to prior year:

INFORMATION TECHNOLOGY

Technology reliability and availability

The reliability and/or availability of our platforms and wider technology supplier ecosystem may be compromised, including the inability to (timely) recover from disruptions.

Main actions and controls
- Continuous investments in our IT (security) environments, both in human resources and software solutions,
- Regular testing of selected IT application and general IT controls for operating effectiveness to reduce the risk of IT-related failures,
- Strong 24/7 monitoring tools to measure reliability and availability of our IT infrastructures and processes,
- Scenario-based testing of maturity of business continuity measures,
- Monitoring by our second line function Information Security (e.g. vulnerability assessments, bug bounty programs, threat assessments).

Potential impact

Any sustained failure of our IT systems would have a significant adverse impact on our reputation, our business, our results of operations, financial condition, and prospects.

Risk severity trend compared to prior year:

Severity of risk, considering mitigation actions, is lower

No change to severity of risk

Severity of risk, considering mitigating actions, is higher

LEGAL AND REGULATORY

LEGAL AND REGULATORY

Legal and regulatory

Non-compliance resulting in financial penalties, litigation or negative public relations, and effects on our margins due to restrictive (or changing) laws and regulations. Examples of current and emerging legislative and regulatory requirements include:

- **Food legislation/tax (HFSS)**
- **Payment Service Directives**
- **New tax legislations**
- **Climate change, environmental impacts and opportunities**
- **Gig economy (independent contractor courier model vs. employed courier model)**
- **Competition regulations**

Main actions and controls

- Second-line and third-line functions monitor emerging, new and evolving risks,
- Engaging external specialists to assist in adherence to laws and regulations,
- Establishing project teams to address significant legislative changes,
- Taking proactive 'gig economy' measures,
- Development of climate risk framework (refer to Our Responsible Business and Sustainability Approach section for more information).

Potential impact

Non-compliance could lead to fines, litigation, reputational damage, regulatory intervention, revocation of the license of Takeaway.com Payments, all could cause a material adverse impact on our reputation, business, results of operations, financial condition, and reputation.

LEGAL AND REGULATORY

Data security and privacy

Sensitive commercial and privacy data may be used and/or retained without authorisation/against the law, or is stolen.

Main actions and controls

- Periodic reassessment of privacy related risks and controls,
- Growing second line teams and systems to address risks,
- Recurring privacy, data protection, and information security awareness trainings,
- Privacy council in place to address privacy-related concerns, controls, events, etc.,
- New governance, risk and control software tool which will ensure more effective monitoring and reporting on information security risks,
- Information Security addressing privacy data risks and following up on security threats.

Potential impact

Non-compliance could lead to regulatory fines, claims or litigation which may lead to a material adverse impact on our reputation, business, results of operations, financial condition, and prospects.

The leakage of sensitive commercial data could lead to a material adverse impact on our results of operations, financial condition, and reputation.

FINANCIAL

Financial management

Challenging conditions or a downturn in the global economy could detrimentally impact our ability to meet our financial obligations or raise required capital. Additionally, the scale and global nature of our business increases the complexity of sound financial management and consequently increases the risk of material errors in our financial reports.

Main actions and controls

- Various monitoring layers to review (non-)financial reports are in place,
- Senior management review material balances, complex judgements and financial controls giving ongoing improvement input to the Finance teams,
- Finance transformation project is ongoing to improve quality and timeliness of financial reporting processes.
- Harmonisation of finance systems
- Successful sale of our stake in iFood in 2022.
- Consistent monitoring of cash flow position and valuation.

Potential impact

Financial mismanagement or unintentional misstatements or manipulation could adversely affect our relationships with various stakeholders and therefore materially adversely impact our reputation, business, results of operations, financial condition, and prospects.

Risk severity trend compared to prior year:

Risk severity trend compared to prior year:

Risk severity trend compared to prior year:

Severity of risk, considering mitigation actions, is lower

No change to severity of risk

Severity of risk, considering mitigating actions, is higher

OPERATIONAL

People

Critical skills shortage, no market-leading workforce to deliver on our strategy, lack of succession planning, and inability to foster a diverse and inclusive culture.

Main actions and controls

- HR talent programme implemented,
- Employee voice – we listen to our employees, and regularly measure their engagement to ensure we have a clear employee value proposition that motivates and retains talent,
- Competitive benefit plans in place to align employee and shareholder incentives,
- Regular assessments of attrition across the organisation and adapting to new trends,
- Implementation of updated Code of Conduct and Speak Up Policy.

Potential impact

The loss of their services would result in a loss of knowledge and experience which could adversely affect our ability to effectively determine and execute our strategic objectives.

Risk severity trend compared to prior year:

OPERATIONAL

Operational excellence

Expansion and/or change to our Delivery business model represents a significant cost investment to us and there is a risk to long-term margins and profitability expectations. It has a significant upside potential, but we may fail on the opportunities presented.

Main actions and controls

- Operational improvements to increase the efficiency of our logistics business
- Constant focus of the Management Board and senior management on the success of the Delivery business model,
- Significant investments in our logistical service expansion worldwide to increase supply,
- Constantly considering improvements in unit economics and assessing network effects.

Potential impact

Failing to achieve longer-term business margins could lead to a material adverse impact on our results of operations, financial condition, and prospects.

Risk severity trend compared to prior year:

OPERATIONAL

Integration and transformation

Combining of our technologies, processes, information, people and/or departments raises the risk of inadequate integration or transformation. This could relate to e.g. inadequate enterprise governance and operational design, and insufficient ownership and managing change.

Main actions and controls

- Established an integration management office to assist with significant integrations and transformations,
- Extensive experience with integration programs,
- Proven internal and external resources,
- Assurance on integration programme by Internal Audit,
- Ongoing monitoring of KPIs.

Potential impact

Integration and transformation may prove to be more costly than anticipated, may lead to failure to discover material liabilities for which we may be responsible, and/or we may not be able to retain acquired key staff members, Partners, and consumers.

164

Risk severity trend compared to prior year:

Severity of risk, considering mitigation actions, is lower

No change to severity of risk

Severity of risk, considering mitigating actions, is higher





05

Financial Statements


167

Consolidated statement of profit or loss and other comprehensive income

for the year ended 31 December

€ millions	Note	2022	2021
Revenue	4	5,561	4,495
Courier costs	5	(2,599)	(2,531)
Order processing costs	5	(571)	(406)
Staff costs	6	(1,259)	(890)
Other operating expenses	8	(1,377)	(1,164)
Depreciation, amortisation and impairments	12, 13, 14, 25	(5,168)	(443)
Operating loss		**(5,413)**	**(939)**
Share of results of associates	15	(35)	(62)
Finance income	9	38	23
Finance expense	9	(85)	(76)
Other gains and losses	15	(273)	2
Loss before income tax		**(5,768)**	**(1,052)**
Income tax benefit	10	101	8
Loss for the period		**(5,667)**	**(1,044)**
Other comprehensive income			
Items that may be reclassified subsequently to profit or loss:			
Foreign currency translation gain related to foreign operations, net of tax		153	718
Equity-accounted investees - share of other comprehensive income	15	276	–
Reclassification of foreign currency translation on loss of significant influence to profit or loss	15	(84)	–
Other comprehensive income for the period		**345**	**718**
Total comprehensive loss for the period		**(5,322)**	**(326)**
Loss attributable to:			
Owners of the Company		**(5,667)**	**(1,031)**
Non-controlling interests		**(0)**	**(13)**
Total comprehensive loss attributable to:			
Owners of the Company		**(5,322)**	**(313)**
Non-controlling interests		**(0)**	**(13)**
Loss per share (expressed in € per share)			
Basic loss per share	20	(26.51)	(5.61)
Diluted loss per share	20	(26.51)	(5.61)

The accompanying Notes are an integral part of these Consolidated financial statements. Amounts may not add up due to rounding.

168



Consolidated statement of financial position

as at 31 December

€ millions	Note	2022	2021 (restated*)
Assets			
Goodwill	12	3,926	8,294
Other intangible assets	13	5,217	5,531
Property and equipment	14	200	185
Right-of-use assets	25	333	354
Investments in associates	15	–	1,517
Deferred tax assets	10	2	6
Other non-current assets	4	64	76
Total non-current assets		**9,742**	**15,963**
Trade and other receivables	16	433	307
Other current assets	17	136	159
Current tax assets	10	20	44
Inventories		37	33
Cash and cash equivalents	18	2,020	1,320
Total current assets		**2,646**	**1,863**
Total assets		**12,389**	**17,826**

* The comparative information is restated in line with IFRS 3 on account of Grubhub's acquisition measurement period adjustments. Reference is made to Note 31.

The accompanying Notes are an integral part of these Consolidated financial statements. Amounts may not add up due to rounding.


Consolidated statement of financial position (continued)

as at 31 December

€ millions	Note	2022	2021 (restated*)
Equity and Liabilities			
Total shareholders' equity	19	7,903	13,050
Non-controlling interests		(8)	(8)
Total equity		**7,895**	**13,042**
Borrowings	21	2,001	2,236
Deferred tax liabilities	10	750	910
Lease liabilities	25	311	316
Provisions	22	24	81
Total non-current liabilities		**3,085**	**3,543**
Borrowings	21	4	5
Lease liabilities	25	64	59
Provisions	22	91	59
Trade and other liabilities	23	1,183	1,082
Current tax liabilities	10	66	36
Total current liabilities		**1,408**	**1,241**
Total liabilities		**4,494**	**4,784**
Total equity and liabilities		**12,389**	**17,826**

* The comparative information is restated in line with IFRS 3 on account of Grubhub's acquisition measurement period adjustments and due to the reclassification of amounts previously presented as the current portion of the convertible bonds and senior notes to non-current liabilities. Reference is made to Note 31 and Note 21 respectively.

The accompanying Notes are an integral part of these Consolidated financial statements. Amounts may not add up due to rounding.


Consolidated statement of changes in equity

€ millions	Note	Share capital	Share premium	Foreign currency translation	Fair value through OCI reserve	Equity-settled share-based payments reserve	Equity component of convertible bonds	Accumulated deficits	Total share-holders' equity	Non-con-trolling interest	Total equity
				Legal reserve			Other reserves				
Balance as at 31 December 2020		**6**	**8,801**	**(345)**	**323**	**24**	**74**	**(384)**	**8,499**	**5**	**8,504**
Total comprehensive income / (loss)		–	–	718	–	–	–	(1,031)	(313)	(13)	(326)
Issuance of shares related to business combination	11	3	4,637	–	–	140	–	–	4,780	–	4,780
Transaction costs	11	–	(33)	–	–	–	–	–	(33)	–	(33)
Issuance of convertible bonds	21	–	–	–	–	–	139	–	139	–	139
Deferred tax on convertible bonds	10	–	–	–	–	–	(15)	–	(15)	–	(15)
Share-based payments	7	0	45	–	–	24	–	3	72	–	72
Transfer to accumulated deficits	19	–	–	–	(323)	–	–	323	–	–	–
Direct equity movements from associates	15	–	–	–	–	–	–	(79)	(79)	–	(79)
Balance as at 31 December 2021		**9**	**13,450**	**373**	**–**	**188**	**198**	**(1,168)**	**13,050**	**(8)**	**13,042**
Total comprehensive income / (loss)		–	–	345	–	–	–	(5,667)	(5,322)	(0)	(5,322)
Deferred tax on convertible bonds	10	–	–	–	–	–	(3)	–	(3)	–	(3)
Share-based payments	7	0	158	–	–	(2)	–	23	179	–	179
Balance as at 31 December 2022		**9**	**13,607**	**718**	**–**	**187**	**195**	**(6,813)**	**7,903**	**(8)**	**7,895**

The accompanying Notes are an integral part of these Consolidated financial statements. Amounts may not add up due to rounding.



Consolidated statement of cash flows

for the year ended 31 December

€ millions	Note	2022	2021 (amended*)
Loss for the period		(5,667)	(1,044)
Adjustments:			
Depreciation, amortisation and impairments	12, 13, 14, 25	5,168	443
Share of results of associates	15	35	62
Loss on disposal of investment in associates	15	275	–
Equity-settled share-based payments	7	166	76
Finance income and expense recognised in profit or loss	9	47	53
Other non-cash adjustments		(1)	(5)
Income tax benefit recognised in profit or loss	10	(101)	(8)
		(78)	**(423)**
Changes in:			
Inventories		(4)	(17)
Trade and other receivables	16	(126)	5
Other current assets		27	7
Other non-current assets		11	(32)
Trade and other liabilities		85	85
Provisions		(28)	52
Net cash used in operations		**(113)**	**(323)**
Interest paid	21, 25	(48)	(47)
Income taxes paid	10	(5)	(53)
Net cash used in operating activities		**(166)**	**(423)**
Cash flows from investing activities			
Investment in other intangible assets	13	(93)	(53)
Investment in property and equipment		(108)	(98)
Acquisition of subsidiaries, net of cash acquired		3	128
Proceeds from sale of investment in associates	15	1,500	–
Funding provided to associates	15	(88)	(83)
Net cash generated by / (used in) investing activities		**1,214**	**(106)**

172

The accompanying Notes are an integral part of these Consolidated financial statements. Amounts may not add up due to rounding.

Consolidated statement of cash flows (continued)

for the year ended 31 December

€ millions	Note	2022	2021 (amended*)
Cash flows from financing activities			
Proceeds from issuance of ordinary shares	7	5	4
Transaction costs related to issuance of ordinary shares accounted through equity	11	–	(33)
Principal element of lease payments	25	(54)	(37)
Proceeds from borrowings	21	–	1,409
Transaction costs related to borrowings	21	–	(15)
Repayments of borrowings	21	(300)	–
Taxes paid related to net settlement of share-based payment awards	7	(15)	(16)
Net cash generated by / (used in) financing activities		**(365)**	**1,312**
Net increase in cash and cash equivalents		683	783
Cash and cash equivalents at beginning of year	18	1,320	529
Effects of exchange rate changes of cash held in foreign currencies		17	8
Cash and cash equivalents at end of year		**2,020**	**1,320**

* The comparative information is amended to separately show the movements in Other non-current assets and Provisions. Reference is made to Note 2 Amendments to 2021 presentation paragraph.

The accompanying Notes are an integral part of these Consolidated financial statements. Amounts may not add up due to rounding.

173

Notes to the Consolidated financial statements

1   General

Just Eat Takeaway.com is a leading global online food delivery company focused on connecting consumers and Partners through its platforms.

Just Eat Takeaway.com N.V. (the 'Company') is a public limited liability company incorporated under the laws of the Netherlands and domiciled in Amsterdam, the Netherlands. The Company and the entities controlled by the Company (its subsidiaries) are referred to herein as 'Just Eat Takeaway.com', with the Company being the ultimate parent. The Company's shares are traded on Euronext Amsterdam (ticker symbol: 'TKWY'), its CREST Depositary Interests ('CDIs') are traded on the London Stock Exchange (ticker symbol: JET), and, following the voluntary delisting from Nasdaq, its American Depositary Shares ('ADSs') are quoted and traded on the OTC Markets via a sponsored Level I Programme (ticker symbol: JTKWY). Five ADSs represent one share. The Company is registered at the Commercial Register of the Chamber of Commerce in Amsterdam, the Netherlands under number 08142836.

Amounts in these notes to the Consolidated financial statements (the "Notes") are in € millions unless stated otherwise. Due to rounding, amounts in the Notes may not add up precisely to the totals provided in the statements. Percentages used in the Notes are based on unrounded figures.

2   Basis of preparation

Statement of compliance

The Consolidated financial statements of the Company ('Consolidated financial statements') have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS') and comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code.

The Consolidated financial statements were authorised for issue by the Management Board of the Company (the 'Management Board', and members of the Management Board, 'Managing Directors') and the Supervisory Board of the Company (the 'Supervisory Board', and members of the Supervisory Board, 'Supervisory Directors') on 1 March 2023. The adoption of these Consolidated financial statements is reserved for the shareholders in the Annual General Meeting ('AGM') scheduled for 17 May 2023.

Amendments to 2021 presentation

During 2022, Just Eat Takeaway.com amended the presentation of its Statement of cash flows to separately show the movements in other non-current assets and provisions. Comparative amounts in the Consolidated statement of cash flows were reclassified for consistency as presented below.

€ millions	2021	Reclassification	2021 (amended)
Other non-cash adjustments	15	(20)	(5)
Changes in:			
Other non-current assets	–	(32)	(32)
Provisions	–	52	52

Basis of measurement

The Consolidated financial statements have been prepared on the historical cost basis unless stated otherwise. Income and expenses are accounted for on an accrual basis.

Reference is made to the significant accounting policies as included in the relevant Notes for more detailed information on the measurement basis. These policies have consistently been applied by Just Eat Takeaway.com.

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, Just Eat Takeaway.com considers the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these Consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IFRS 16, and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 or value in use in IAS 36.

All assets and liabilities for which fair value is measured or disclosed in the Consolidated financial statements are categorised within the fair value hierarchy, described as follows:

- Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
- Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
- Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

175

Going concern

The Management Board has assessed the going concern assumptions of Just Eat Takeaway.com during the preparation of the Consolidated financial statements. The assessment includes knowledge of Just Eat Takeaway.com, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of the strategic plan and budget, including expected developments in current liquidity, short- and long-term cash flow projections, debt and capital were considered.

The global economic uncertainty has also impacted Just Eat Takeaway.com's business, operations and financial results. Just Eat Takeaway.com experienced accelerated Order growth rates during the pandemic. In 2022, the pandemic showed considerable signs of easing as many countries lifted travel bans, ended lockdowns, and eased other quarantine measures, causing Order rates to decline.

In addition, the heightened risk of an economic downturn or a recession caused Just Eat Takeaway.com to shift its focus from growth to profitability. Remaining pandemic-related effects, rising inflation, rising energy costs and rising interest rates are the main elements of the economic environment impacting Just Eat Takeaway.com. These elements were all considered in our cash flow projections and sensitivity analyses.

The extent to which this economic uncertainty will continue to impact Just Eat Takeaway.com's businesses, operations and financial results, including the duration and magnitude of such effects, will depend on numerous unpredictable factors. The Management Board will continue to monitor these factors and the impact thereof on its business and results of operations.

Taking into consideration the factors mentioned above, the Management Board believes that there are no events or conditions that give rise to doubt the ability of Just Eat Takeaway.com to continue as a going concern for a period of at least twelve months from the date the Consolidated financial statements are authorised for issue. Consequently, it has been concluded that it is reasonable to apply the going concern concept as the underlying assumption for the Consolidated financial statements.

Basis of consolidation

The Consolidated financial statements include the accounts of the Company and its subsidiaries.

Control

The Company controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity, and has the ability to use its power to affect its returns. The Company reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. All relevant facts and circumstances are considered in assessing whether the Company's voting and share rights in an investee are sufficient to give it power.

Non-controlling interest

Non-controlling interests in subsidiaries are identified separately from the Company's equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests' proportionate share of the fair value of the acquiree's identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisitions, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in equity.

Consolidation process

Consolidation of a subsidiary begins when control over the subsidiary is obtained and ceases when control over the subsidiary is lost. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss and other comprehensive income or loss ('OCI') from the date the Company gains control until the date when the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the accounting policies of Just Eat Takeaway.com. All intra-group assets and liabilities, equity, income and expenses, including any unrealised income and expenses, relating to transactions between members of Just Eat Takeaway.com are eliminated in full upon consolidation.

Profit or loss and each component of OCI are attributed to the shareholders of the Company and to the non-controlling interests. Total comprehensive income or loss of the subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Foreign currencies

Functional and presentation currency

These Consolidated financial statements are presented in euros, which is the Company's functional currency and the presentation currency for the Consolidated financial statements.

Foreign currency transactions

In preparing the financial statements of each individual Just Eat Takeaway.com entity, transactions in currencies other than the entity's functional currency (foreign currencies) are recognised at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognised in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognised initially in OCI and reclassified from equity to profit or loss on repayment of the monetary items.

Foreign operations

The assets and liabilities of Just Eat Takeaway.com's foreign operations, including goodwill and fair value adjustments arising on acquisitions, are translated into euros using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognised in OCI and accumulated in a foreign currency translation reserve as part of shareholders' equity.

Impairment of non-financial assets

At each reporting date, the carrying amounts of non-financial assets of Just Eat Takeaway.com are reviewed to determine whether there is any indication that those assets may be impaired. If any indication of impairment exists, the recoverable amount of the asset is estimated to determine if there is any impairment loss. Goodwill is tested annually for impairment and whenever an impairment trigger is identified.

Where the asset does not generate cash flows that are independent from other assets, they are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating unit ('CGU'). Goodwill arising from a business combination is allocated to a CGU or to groups of CGUs that are expected to benefit from the synergies of the business combination.

The recoverable amount is the greater of the fair value less costs of disposal and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present values using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

An impairment loss is recognised whenever the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised regarding CGUs are allocated first to reduce the carrying amount of any goodwill allocated to CGUs and then to reduce the carrying amount of the other assets in the CGU on a pro-rata basis. An impairment loss can be reversed if there has been a change in the circumstances leading to a change in estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. An impairment loss of goodwill is not subsequently reversed.

Offsetting of financial assets and financial liabilities
Financial assets and liabilities are offset and reported as a net amount in the consolidated statement of financial position when there is a legally enforceable right to offset the amounts recognised and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Just Eat Takeaway.com entity or the counterparty.

Consolidated statement of cash flows
The Consolidated statement of cash flows has been prepared using the indirect method. The indirect method implies that the consolidated result for the year is adjusted for income and expenses that are not cash flows and for autonomous movements in operating working capital (excluding impact from business acquisitions) as well as other non-current assets and provisions.

Cash payments to employees and suppliers are recognised as cash flows from operating activities. Cash flows from operating activities also include costs of business acquisition and divestment-related costs, spending on provisions, and income taxes paid on operating activities.

Cash flows from investing activities are those arising from capital expenditure and disposal, additions and disposals of loans carried at amortised cost, additions and disposals of joint ventures and equity investments and from business combinations. Cash and cash equivalents available at the time of acquisition or sale are deducted from the related payments or proceeds.

Cash flows from financing activities comprise the cash receipts of the exercise of share options, payments for issued shares, debt instruments, and short-term financing.

New and amended standards
In the current period, Just Eat Takeaway.com has mandatorily adopted several amendments to IFRS issued by the IASB that are effective for the current accounting period.

The following amendments to standards were applied for the first time in 2022, resulting in changes to the accounting policies and the Notes, where applicable:

- Amendment to IFRS 3 Business Combinations
- Amendment to IAS 16 Property, Plant and Equipment
- Amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets
- Annual Improvements 2018-2020

The abovementioned amendments do not have a significant impact on the disclosures in the Notes or on the amounts reported in these Consolidated financial statements.

New and amended standards and interpretations not yet effective
Certain new accounting standards and interpretations have been issued but are not yet effective for the year ended 31 December 2022 and have not been early adopted:

- Adoption of IFRS 17 Insurance contracts
- Amendments to IFRS 17 Initial application of IFRS 17 and IFRS 9 Comparative information
- Amendments to IAS 1 and IFRS Practice Statement 2 disclosure of accounting policies
- Amendments to IAS 8 Definition of accounting estimates
- Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

None of the accounting standards issued but not yet effective are expected to have a significant impact on these Consolidated financial statements.

Critical accounting judgments and key sources of estimation uncertainty
In applying the accounting policies, the Management Board is required to make judgments that may have a significant impact on the amounts recognised and to make estimates and assumptions about the carrying amounts of assets and

liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical accounting judgments and the key sources of estimation uncertainty that have the most significant effect on the amounts recognised in the Consolidated financial statements, with reference made to the corresponding Notes for more details:

Critical accounting judgments	Note reference
Principal versus agent revenue recognition	Note 4 Revenue
Taxation	Note 10 Income taxes
Fair value determinations	Note 7 Share-based payments
	Note 15 Investments in associates
Key sources of estimation uncertainty	**Note reference**
Valuation of goodwill, other intangible assets and contingent liabilities	Note 11 Business combinations
Impairment of goodwill	Note 12 Goodwill
Impairment of other intangible assets	Note 13 Other intangible assets
Useful lives of other intangible assets	Note 13 Other intangible assets
Provisions	Note 22 Provisions
Contingencies	Note 28 Contingent liabilities

In assessing the critical accounting judgments and key sources of estimation uncertainty, Just Eat Takeaway.com has also considered the impact of climate-related risks and uncertainties. Based on the internal climate-risk assessment and, given the nature of Just Eat Takeaway.com's industry, it has been concluded that climate-related risks and opportunities do not present high to critical strategic risks to Just Eat Takeaway.com in the short or medium term. As such, these do not have a material impact on the critical accounting judgments, the key sources of estimation uncertainty, or the amounts recognised in these Consolidated financial statements. Specifically:

- Cashflow based valuations, including impairment testing for goodwill and other intangible assets, are not materially impacted by Just Eat Takeaway.com's road to net zero by 2030 in the short or medium term. In addition, weather-related risks, which could have an impact on our couriers' ability to deliver Orders safely and may result in disruptions to food supply chains, are not considered a material input to the cashflow based valuations.
- Just Eat Takeaway.com's transition to more sustainable facilities does not materially impact the useful lives of its tangible assets, specifically its right-of-use assets, in the short or medium term.
- The material fair value determination in these Consolidated financial statements is based on specifically defined inputs, as further described in Note 15 Investments in associates, which are not impacted by climate-related risks and uncertainties in the short or medium term.

Just Eat Takeaway.com recognises the potential longer-term impact of climate change on estimation uncertainty and, in line with the Task Force on Climate-related Financial Disclosures ('TCFD') recommendations, is in the process of conducting a qualitative scenario analysis which will be followed by a quantitative scenario analysis in the next twelve months. We will continue to monitor climate-related assumptions included in this scenario analysis and ensure their consistency with the assumptions applied in relation to the critical accounting judgments, key sources of estimation uncertainty and the amounts recognised in these Consolidated financial statements.

3   Operating segments

Accounting policy

An operating segment is a component of Just Eat Takeaway.com that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by Just Eat Takeaway.com's Chief Operating Decision Maker ('CODM') to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

An operating segment is separately reportable if it meets any of the quantitative thresholds or if management believes that separately disclosing information about the segment would be useful.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Just Eat Takeaway.com is organised on a regional level for the purpose of conducting its activities. All Just Eat Takeaway.com operating entities perform the same business activity – facilitating online food and grocery deliveries – under a single brand strategy in each market. Revenues are principally derived from commission fees paid by Partners for use of Just Eat Takeaway.com's platforms in connecting Partners to consumers and from Delivery provided. Information reported to the CODM for the purposes of resource allocation and assessment of segment performance is done on the regional levels.

The CODM is the Management Board. The Management Board is jointly responsible for making strategic and operating decisions concerning Just Eat Takeaway.com's business activities. Each region is identified as an operating and reportable segment. Just Eat Takeaway.com has four reportable segments that meet the quantitative thresholds with no aggregation applied, being North America, Northern Europe, United Kingdom and Ireland, and Southern Europe and Australia and New Zealand ('ANZ').

The operating segments are structured within the business as follows:

- the North America segment consisting of the United States of America and Canada.
- the Northern Europe segment consisting of Austria, Belgium, Denmark, Germany, Luxembourg, Norway (discontinued), Poland, Switzerland, Slovakia and the Netherlands.
- the United Kingdom and Ireland segment.
- the Southern Europe and ANZ segment consisting of Australia, Bulgaria, France, Israel, Italy, New Zealand, Portugal (discontinued), Romania (discontinued) and Spain.

Operations in Norway, Portugal and Romania were discontinued during the first half of 2022. Due to the immaterial impact on revenue and results of the reportable segments of Northern Europe and Southern Europe and ANZ respectively, these were not presented separately as discontinued operations.

The Management Board assesses the financial performance of operating segments mainly based on revenues and Adjusted EBITDA. Adjusted EBITDA is Just Eat Takeaway.com's segment measure of profit or loss to assess segment performance and allocate resources. Adjusted EBITDA allows management to identify trends and assess performance using comparable information between segments and periods. Adjusted EBITDA is defined as Just Eat Takeaway.com's operating income / loss for the period adjusted for depreciation, amortisation, impairments, share-based payments, acquisition- and integration related costs and other items not directly related to underlying operating performance ("Other items"). These Other items include, amongst others, restructuring costs, certain legal and regulatory costs, and certain insurance income and costs.

Adjusted EBITDA is not a defined performance measure in IFRS. Just Eat Takeaway.com's definition of Adjusted EBITDA may not be

comparable with similarly titled performance measures and disclosures by other companies.

As the operating segments serve mainly external consumers, there is only insignificant revenue from transactions between operating segments. There is no measure of segment assets and liabilities provided to the Management Board, as most fixed assets and working capital of Just Eat Takeaway.com are managed on a centralised basis, nor is any information on depreciation and amortisation provided.

Head office costs relate mostly to non-allocated expenses and include all central operating expenses such as staff costs and expenses for global support teams such as Legal and Compliance, Infosec Risk and Control, Group Finance, Internal Audit, Data Analytics, Human Resources and the Management Board.

Just Eat Takeaway.com is a leading operator and, due to operating in multiple markets with different characteristics and strategic aims, operations are adapted accordingly. In order to speed up decision-making to respond to market changes, ensure the right choices are made for consumers in-country, and improve efficiency, Just Eat Takeaway.com's operating model of more centralised functions was no longer deemed optimal. As a result, Just Eat Takeaway.com evolved the structure of its organisation in the second half of 2022 to a matrix organisation to place more responsibility at the regional level. This necessitated segment Adjusted EBITDA allocations to change in the second half of 2022. The change mainly resulted in a shift between Head Office costs and individual segments, as well as changes in cost recharges and allocations between segments.

The following is an analysis of Just Eat Takeaway.com's revenue and results by reportable segment and the non-allocated expenses included in Head Office as a reconciliation to the consolidated figures.


€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head Office	Consolidated 2022
Revenue	**2,552**	**1,156**	**1,319**	**534**	**–**	**5,561**
Adjusted EBITDA	**65**	**312**	**23**	**(169)**	**(221)**	**10**
Share-based payments						(213)
Finance income						38
Finance expense						(85)
Share of results of associates						(35)
Other gains and losses						(273)
Depreciation, amortisation and impairments						(5,168)
Integration related costs						(19)
Other items						(22)
Loss before income tax						**(5,768)**

182

€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head Office	Consolidated 2021
Revenue	**1,634**	**1,064**	**1,249**	**548**	**–**	**4,495**
Adjusted EBITDA	**(11)**	**256**	**(107)**	**(262)**	**(207)**	**(331)**
Share-based payments						(81)
Finance income						23
Finance expense						(76)
Share of results of associates						(62)
Other gains and losses						2
Depreciation, amortisation and impairments						(443)
Acquisition related costs						(1)
Integration related costs						(35)
Other items						(48)
Loss before income tax						**(1,052)**

The following is an analysis of Just Eat Takeaway.com's non-current assets (excluding financial instruments and deferred tax assets) and revenue by the Company's country of domicile, the Netherlands, and other main countries:

€ millions	2022	2021 (restated*)
United States	3,239	5,936
United Kingdom	3,200	4,425
Germany	1,303	1,330
Canada	869	1,134
Netherlands	48	44
Rest of the World	1,058	1,514
Total non-current assets	**9,717**	**14,383**

* The allocation by country was amended in 2022 to better reflect the physical location of certain non-current assets and 2021 comparatives were adjusted in line.

€ millions	2022	2021
United States	1,872	980
United Kingdom	1,251	1,184
Germany	629	567
Canada	681	654
Netherlands	239	234
Rest of the World	890	876
Total revenue	**5,561**	**4,495**

4 Revenue

Accounting policy

Revenue is measured based on the consideration to which Just Eat Takeaway.com expects to be entitled from contracts with customers and excludes amounts collected on behalf of third parties. Just Eat Takeaway.com recognises revenue when it transfers control of a product or service to a customer.

A performance obligation is the unit of account for revenue recognition. At contract inception, Just Eat Takeaway.com identifies the performance obligations within the contract. To determine whether a promised service (or bundle of services) is distinct, Just Eat Takeaway.com applies judgment using two criteria:

- Capable of being distinct: the customer can benefit from the good or service on its own or together with other readily available resources. If Just Eat Takeaway.com regularly sells the good or service separately, then this is an indicator for the good or service's capability of being distinct.
- Distinct within the context of the contract: Just Eat Takeaway.com considers a promise distinct within the context of the contract when the promised transfer of the good or service is separately identifiable from other promises in the contract.

Order-driven revenue

Order-driven revenue consists of all revenue streams earned from Orders placed on Just Eat Takeaway.com's platforms. Order-driven revenue is earned from Partners and consumers and primarily includes commission fees and consumer delivery fees charged on a per Order basis.

Commission revenue

Commission revenue is earned through the contracts with Partners and through arrangements entered with consumers via Just Eat Takeaway.com's

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platforms. Commission revenue primarily arises from commission fees charged for Order facilitation services, including those commissions from Partners where Just Eat Takeaway.com also provides Delivery.

The primary performance obligation in the contracts with Partners is to connect Partners with consumers and facilitate Orders. For Partners that do not deliver themselves, there is an additional performance obligation to provide Delivery.

Commission revenue is primarily earned from Partners on a per Order basis as a percentage of the Order value. The commissions charged cover both the order facilitation performance obligation and, where the Partner has opted for Delivery, the Delivery performance obligation. Revenue is recognised when the Order is delivered, being the point at which no transactional obligations remain. Just Eat Takeaway.com typically receives the fees within a short period of time following completion of the transaction.

Consumer delivery fees

Consumer delivery fee revenue is earned when Just Eat Takeaway.com is responsible for providing the Delivery for Orders from Partners that do not deliver themselves.

Consumer delivery fees are charged on a per Order basis. Revenue is recognised when the Order is delivered, being the point at which no transactional obligations remain. This is irrespective of whether the individual making the delivery is an employed courier, independent contractor or a courier hired through a third-party delivery company or agency, as Just Eat Takeaway.com maintains primary responsibility for Delivery under all these arrangements. Just Eat Takeaway.com typically receives the fees within a short period of time following completion of the transaction.

Vouchers and refunds

Discount vouchers are offered to a limited number of consumers to acquire, re-engage, or generally increase consumers' use of Just Eat Takeaway.com's platforms. Discount vouchers are recognised as a reduction to revenue when the vouchers are redeemed by the consumers. As the discounts do not establish contracts with consumers and are in respect of future Orders, no liability is recorded at the point when the discount vouchers are issued. Discount vouchers have expiry dates.

Refunds and customer care vouchers are issued where there is an unsatisfactory consumer experience. Refunds and customer care vouchers are recognised as a reduction to revenue when the refunds or vouchers are awarded, which typically occurs shortly after the original Orders.

Upon issuance of a voucher a proportion of the Order transaction price is allocated and deferred as a liability. The liability recognised at the end of each reporting year reflects amounts for customer care vouchers not yet redeemed or credited to a consumer's account, excluding any which have expired or are not expected to be redeemed.

Gift cards

When selling gift cards, Just Eat Takeaway.com receives non-refundable prepayments from consumers that give consumers the right to receive goods or services in the future. Revenue recognition for gift cards occurs on redemption of the gift cards by the consumers, meaning when consumers place Orders with Partners on the platform and use gift cards to (partially) pay for the Orders. Regular commission revenue and delivery fees on the Order are then recognised, according to the criteria for each revenue stream detailed above.

Reference is made to Note 23 Trade and other liabilities for the contract liabilities arising from vouchers and gift cards.

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Ancillary revenue

Ancillary revenue consists of any other revenue streams which are not earned from Orders. It primarily includes sale of merchandise, Promoted Placement fees not earned on a per Order basis, and subscription fees.

Merchandise

Revenue for the sale of merchandise is recognised at the point the goods are delivered and control has transferred to Partners.

Promoted Placement

Depending on the market, Promoted Placement fees are charged to Partners using either (i) a cost-per-Order model, which is classified as Order-driven revenue, or (ii) a Cost-per-click model or (iii) a fixed-fee model, which are classified as ancillary revenues as they do not relate directly to Orders.

For all three models, Just Eat Takeaway.com's performance obligation is to place the Partners in promoted positions appearing more prominently in the search results on the platforms for selected locations. For the fixed fee model, Just Eat Takeaway.com's performance obligation is for the duration of the respective contract. Under the cost-per-Order and cost-per-click models, revenues are recognised when the Orders are delivered or when the clicks have been generated, respectively. Under the fixed fee model, revenue is recognised on a time-elapsed basis over the duration of the contract.

Subscription fees

Subscription revenue consists of subscription fees charged either to Partners to access the platforms or to consumers in return for zero or reduced delivery fees on qualifying Orders from eligible Partners. Just Eat Takeaway.com's performance obligations to Partners and consumers are respectively to provide access to the platforms and to stand-ready to

provide Delivery. Just Eat Takeaway.com acts as a principal for both performance obligations. Revenues are recognised on a time-elapsed basis over the period of the contracts as this best reflects the transfer of the services to Partners and consumers.

Judgments and estimates

Principal versus agent revenue recognition

Judgment is required in evaluating whether Just Eat Takeaway.com is the principal or an agent in transactions with its customers. The evaluation is based on whether Just Eat Takeaway.com controls the goods or services provided to the customer. When Just Eat Takeaway.com controls the goods or services provided to the customer, it acts as principal and presents revenue on a gross basis. When Just Eat Takeaway.com arranges for other parties to provide the service to the customer, it acts as an agent in the transaction and, consequently, presents revenue on a net basis.

For Order facilitation services, Just Eat Takeaway.com is an agent as consumers use the Just Eat Takeaway.com platforms to choose a Partner's distinct offerings and place an Order for them, with fulfilment of the Order always remaining the responsibility and within the control of the Partner. Just Eat Takeaway.com does not pre-purchase or otherwise obtain control of the Partner's goods or services prior to their transfer to the consumer.

In addition to Order facilitation services, Just Eat Takeaway.com includes the option of Delivery in contracting with Partners. If Just Eat Takeaway.com contracts with a Partner for Just Eat Takeaway.com to provide Delivery, the Delivery is controlled by Just Eat Takeaway.com since (i) Just Eat Takeaway.com has the responsibility for performing the Delivery, including but not limited to, identifying and directing the couriers to perform the Delivery, thereby controlling the service before it is transferred to the consumer; (ii) Just Eat Takeaway.com remains, at all times, primarily responsible to its Partners for delivering the food to the consumers; and (iii)

Just Eat Takeaway.com has sole discretion in setting the transaction price for the Delivery (as well as the other key terms) and it has the sole ability to decline Delivery.

The majority of Just Eat Takeaway.com's revenue is recognised when the transaction is completed, i.e., when the Order is delivered to the consumer, and it is probable that Just Eat Takeaway.com will collect the related consideration. Just Eat Takeaway.com typically receives the fees within a short period of time following completion of the transaction.

Order facilitation commission revenue is recorded on a net basis as Just Eat Takeaway.com has concluded that it is acting as an agent. Fees and commissions for Delivery are recognised in revenue on a gross basis, as Just Eat Takeaway.com has concluded that it is acting as the principal.

Revenue can be disaggregated as follows:

€ millions	2022	2021
Order-driven revenue	5,315	4,314
Ancillary revenue	246	181
Revenue	**5,561**	**4,495**

Revenue is presented net of any discounts provided to Partners or consumers, value added tax and other sales-related taxes. There are no significant financing components in the contracts.

For all revenue streams of Just Eat Takeaway.com, no obligation for returns or other forms of warranty are applicable, other than the vouchers and refunds issued as described above under accounting policies.

Due to Just Eat Takeaway.com's highly fragmented Partner base, no single Partner contributed 10% or more to Just Eat Takeaway.com's revenue in 2022 (2021: none).

Contract acquisition costs

Just Eat Takeaway.com defers the incremental costs of obtaining and renewing Partner contracts, primarily consisting of sales commissions and bonuses and related social security charges, as contract acquisition assets within other non-current assets. Contract acquisition assets are amortised on a straight-line basis to staff costs over the useful lives of the contracts, which is estimated to be approximately four years based on anticipated Partner renewals. As at 31 December 2022, Just Eat Takeaway.com's contract acquisition assets amounted to €59 million (2021: €20 million). During 2022, €54 million of contract acquisition costs were capitalised (2021: €21 million) and €12 million were amortised as part of wages and salaries in staff costs (2021: €1 million).

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5 Order fulfilment costs

Accounting policy

Order fulfilment costs consist of courier costs and Order processing costs. These are recognised when the related service is provided.

Courier costs relate to wages and salaries, social security charges and pension contributions for couriers with whom Just Eat Takeaway.com has employment agreements as well as other courier-related costs. In addition, courier costs include the cost of engaging couriers through agencies, as independent contractors or through third-party delivery companies as contracted by Just Eat Takeaway.com.

Order processing costs contain fees charged by third party online payment service providers to process online payments for consumers on behalf of the Partners, Order management costs for transmitting Orders from consumers to Partners and other costs such as the cost of merchandise sold.

€ millions	2022	2021
Courier costs	2,599	2,531
Order processing costs	571	406
Order fulfilment costs	**3,170**	**2,937**

Courier costs include wages and salaries of €174 million (2021: €226 million) and social security charges and pension premiums of €50 million (2021: €41 million) related to couriers with whom Just Eat Takeaway.com has an employment agreement.

Order processing costs mainly contain third party online payment services costs of €379 million (2021: €271 million) and Order management costs of €136 million (2021: €94 million).

The average number of couriers in FTEs, excluding couriers hired through agencies, as independent contractors, or through third-party delivery companies, per reporting segment is included below.

Courier FTEs (average)	2022	2021
North America	–	–
Northern Europe	4,662	4,352
UK and Ireland	–	–
Southern Europe and ANZ	3,150	2,637
Total	**7,813**	**6,989**

The average number of couriers in FTEs was 7,813 (2021: 6,989), of which 100% worked outside the Netherlands (2021: 100%).

6 Staff costs

Accounting policy
Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid when Just Eat Takeaway.com has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. Staff costs comprise directly attributable costs of staff as well as Managing Directors and Supervisory Directors, social security charges, pension contributions, share-based payments and temporary staff expenses. Staff costs exclude costs related to employed or indirectly employed couriers, which are included in courier costs.

Pension premium payments to defined contribution retirement benefit plans are recognised as an expense when employees have rendered the services entitling them to the contributions. Pension premiums are paid for by Just Eat Takeaway.com.

€ millions	2022	2021
Wages and salaries	900	655
Social security charges	125	85
Pension contributions	47	33
Share-based payments	166	81
Temporary staff expenses	22	36
Staff costs	**1,259**	**890**

The pension contributions of Just Eat Takeaway.com are primarily related to defined contribution retirement benefit plans for all qualifying employees of Just Eat Takeaway.com, limiting Just Eat Takeaway.com's legal obligation to the amount it agrees to contribute during the period of employment. The assets of the plans are held separately from those of Just Eat Takeaway.com in funds under the control of pension insurance companies and pension funds.

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The defined contribution retirement benefit plans held by the foreign subsidiaries are similar to those held in the Netherlands.

Pension contributions payable to pension providers are recorded as expenses. The capital available for the purchase of a pension equals the investment value as at the pension date. The capital has not been guaranteed by Just Eat Takeaway.com. Based on the administrative regulations, Just Eat Takeaway.com has no other obligations than the pension premium payments.

For share-based payments in scope of IFRS 2, reference is made to Note 7 Share-based payments.

The temporary staff expenses relate to costs of contingent workers such as temporary agency workers and independent contractors.

The average number of employees in FTEs per department and per reporting segment, excluding contingent workers, is included below.

FTE (average)	2022	2021
Customer Service / Logistics	7,803	6,909
Product and Technology	3,148	2,200
Sales	2,883	2,338
Group Support functions	1,314	1,229
Marketing	707	570
Total	**15,855**	**13,246**

FTE (average)	2022	2021
North America	5,028	3,766
Northern Europe	2,899	2,720
UK and Ireland	1,906	1,521
Southern Europe and ANZ	2,554	2,294
Head office	3,468	2,945
Total	**15,855**	**13,246**

The average number of employees in FTEs was 15,855 (2021: 13,246), of which 86% worked outside the Netherlands (2021: 85%).

7   Share-based payments

Accounting policy

Equity-settled share-based payments to employees and Managing Directors are measured at the fair value of the equity instruments at the grant date (also referred to as the "measurement date"). The fair value excludes the effect of non-market-based vesting conditions.

The fair value determined at the measurement date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company's estimate of the number of shares and options that will eventually vest, with a corresponding increase in shareholders' equity. At the end of each reporting period, the Company revises its estimate of the number of shares and options expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled share-based payments reserve.

For cash-settled share-based payments, a liability is recognised for the goods or services received, measured initially at fair value. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognised in profit or loss.

The following equity-settled share-based payment schemes existed during the period:
- Long-Term Incentive Plans ('LTIPs') for the Management Board;
- Short-Term Incentive Plan ('STI') for the Management Board;
- Employee Long-Term Incentive Plan ('ELTIP');
- Employee Short-Term Incentive Plan ('ESTI');
- Employee Share Options Plan ('ESOP');
- Performance Share Plan ('PSP') and Restricted Share Plan ('RSP');
- Just Eat Sharesave Plans ('SAYE') and the Just Eat Deferred Share Bonus Plan 2018 ('DSBP'); and
- Rolled-over Grubhub share plans ('Grubhub rollover plans'), including:
  - Grubhub Inc. 2015 Long-Term Incentive Plan;
  - 2013 Omnibus Incentive Plan;
  - SCVNGR, Inc. 2013 Stock Incentive Plan; and
  - Tapingo Ltd. 2011 Option Plan.

LTIPs

The Company has equity-settled performance-based LTIPs in place for the Management Board to strengthen the alignment with shareholders' interests. There have been six grants under the LTIPs:
- LTIPs 2017-2019, 2018-2020 and 2019-2021, all vested as per 31 December 2022;
- LTIP 2020-2023 granted on 21 May 2020 (legal grant date);
- LTIP 2021-2024 granted on 19 May 2021 (legal grant date); and
- LTIP 2022-2025 granted on 12 May 2022 (legal grant date).

Under these LTIPs, conditional performance options were granted to each Managing Director. These options shall vest three years after the relevant grant date, subject to service conditions, non-market and market performance conditions to be assessed over a three-year period.

The target award level is 100% of base fee for each Managing Director. The number of conditionally granted share options is 100% of base fee divided by the share price average of the Company for the five-day period after the AGM.

The measurement date is the date at which the Company and the Managing Directors agree to the LTIP. This requires that the Supervisory Board and all Managing Directors have a shared understanding of the terms and conditions of the LTIP. The remuneration policy provides an annual grant to each Managing Director with a three-year vesting period for each grant.

The vesting period is the period during which all the specified vesting conditions are to be satisfied for the Managing Directors to be entitled unconditionally to the options granted. The vesting conditions are:
- One service condition (being continued employment for a period of three years from the grant date);
- Two non-market performance conditions (being revenue growth and a strategic target, with relative weights of 37.5% and 25% respectively); and
- One market performance condition (being relative Total Shareholder Return against the AEX, FTSE 100, and NASDAQ 100 indices with a relatively weight of 37.5%).

Since a variable number of conditional performance options is awarded to the value of a fixed amount, commonly known as share options "to the value of", Just Eat Takeaway.com has assessed the impact of the service condition and performance conditions on the long-term incentive costs for the LTIPs.

The details of the conditional performance share options granted under the LTIP for Managing Directors as at 31 December 2022 are as follows:

	2022		2021	
	Number of share options	Weighted-average exercise price (in €)	Number of share options	Weighted-average exercise price (in €)
Outstanding as at the beginning of the period	**102,854**	**33.60**	**89,559**	**40.10**
Granted during the period	73,682	–	19,075	–
Forfeited during the period	–	–	–	–
Exercised during the period	–	–	(5,780)	23.37
Expired during the period	–	–	–	–
Outstanding as at the end of the period	**176,536**	**19.58**	**102,854**	**33.60**
Exercisable as at the end of the period	69,546		69,546	

The weighted average fair value for share options granted during the period was €14.94 (2021: €30.93).

The conditional performance options were priced using the Monte Carlo simulation model. The inputs to the model for the share options were as follows:

	LTIP 2022-2025	LTIP 2021-2024	LTIP 2020-2023
Exercise price	nil	nil	nil
Expected volatility	45.87%	40.51%	38.81%
Expected dividend yield	0.00%	0.00%	0.00%
Risk-free rate	0.40%	–0.62%	–0.72%
Vesting period	3 years	3 years	3 years
Share price at valuation date	€ 18.52	€ 45.88	€ 92.40
3-month average share price prior to performance period	€ 58.41	€ 93.53	€ 77.84

The assumptions made in the Monte Carlo simulation model are based upon publicly available market data and internal information and are as follows:

- The maximum number of shares and options to be granted is directly linked to the base fee of each Managing Director at grant date.
- The expected volatilities in the share price of the Company and the constituents of the three indices (AEX, FTSE 100, NASDAQ 100) are based on the historical daily volatility, over a period of 3 years, prior to the valuation date.
- The correlation coefficients are based on the logarithm of the daily share price return over a 3-year period, prior to the valuation date.
- The Company does not expect to declare any dividends during the vesting period.
- The risk-free rate is based on zero-coupon government bond yields based on the applicable currencies with a yield to maturity of 3 years.
- The constituents of the three indices (AEX, FTSE 100, NASDAQ 100) are determined at the start of the performance period.

Share options exercised under the LTIP during the period

None of the share options granted under the LTIPs were exercised in 2022 (2021: 5,780 options exercised with a weighted average share price of €46.88).

Weighted average remaining contractual life of outstanding share options

The share options outstanding as at 31 December 2022 had a weighted average remaining contractual life of 11 years (31 December 2021: 7 years). The exercise prices range between €0 and €54.62.

STI

The remuneration of the Managing Directors consists of variable remuneration in the form of STI, which will be delivered partly in cash and, if applicable, partly as a deferred award of shares in the Company. Any STI outcome achieved above 75% (at-target) of base fee will be delivered as a deferred award in Company shares, with the period of deferral being three years with one-third of the amounts deferred vesting and being capable of release at each anniversary of the making of the deferred award. The vested awards will be subject to a further holding period of two years.

Performance over each financial year is measured against stretching targets set by the Supervisory Board at the beginning of the year, based on the budget and taking into account the strategy aspirations. The maximum level of the STI outcome for a Managing Director is 150% of base fee per year.

The measurement date is the date at which the Company and the Managing Directors agree to the STI and requires that the Supervisory Board and all Managing Directors have a shared understanding of the terms and conditions of the STI. The vesting period is the period during which all the specified vesting conditions are to be satisfied for the Managing Directors to be entitled to the shares granted. The vesting conditions include several non-market performance conditions.

The performance measures comprise of a mix of financial measures (75%) and non-financial measures (25%), supporting the strategy of Just Eat Takeaway.com:

- Gross Transaction Value (30%);
- Number of Active Consumers (15%);
- Combined Adjusted EBITDA (30%); and
- Certain personal / non-financial measures (25%).

STI outcomes are calculated following the determination of achievements against the performance targets measured over 12 months, from 1 January until 31 December of the relevant financial year.

Under the STI 2020, the number of deferred shares awarded was estimated to be 10,689 based on the five-day average share price prior to 31 December 2020. After adoption of the Annual Report 2021, a final number of 13,563 deferred shares were awarded, based on the five-day average share price post the Annual General Meeting in 2021, with a weighted average fair value of €77.34. Out of the STI 2020 deferred shares awarded, 9,042 were still outstanding as at 31 December 2022 (31 December 2021: 13,563).

Based on the STI outcome for 2021, no deferred shares were awarded to the Managing Directors.

Based on the STI outcome for 2022, 5,378 deferred shares are expected to be awarded to the CEO, CFO and COO with a weighted average fair value of €19.75. The estimated number of deferred shares to be awarded is based on the five-day average share price prior to 31 December 2022. The fair value of these shares for the purpose of recognising the services received during the period was determined based on the market price of the Company's shares on 31 December 2022.

ELTIP

In 2021, the Company implemented an equity-settled ELTIP. Under the ELTIP, depositary receipts on shares and share options are granted to eligible employees. The award value is based on the employee's job grade and is calculated as a percentage of base salary. The vesting period is the period during which all the specified vesting conditions are to be satisfied for the participants to be entitled unconditionally to the shares or options granted.

Shares granted under this plan are not subject to any performance conditions. The only applicable vesting condition is a service condition (continued employment), which is generally three years. The number of shares granted is the award value divided by the five-day average share price prior to the date of grant.

Share option awards under this plan are granted as nil-cost options that vest to the extent a service condition and performance conditions are satisfied, predominantly over a timespan of three years with some awards vesting quarterly or annually. Participants are not entitled to any dividends during the vesting period. The vesting conditions are the same as for the share options granted under the Management Board's LTIP, except for the strategic target which is not applicable. The share options were measured using the Monte Carlo simulation model. The fair value of these share options and the corresponding yearly expense are immaterial in light of the total share-based payment expense under the ELTIP.

The details of shares and share options granted under the ELTIP as at 31 December 2022 are as follows:

		2022			2021
	Number of share options	Number of shares	Weighted-average grant-date fair value (in €)	Number of shares	Weighted-average grant-date fair value (in €)
Outstanding at the beginning of the period	**–**	**940,681**	**65.55**	**–**	**–**
Granted during the period	88,558	9,446,454	26.53	1,005,093	65.99
Forfeited during the period	–	(1,226,739)	33.34	(49,627)	72.09
Exercised/vested during the period	–	(1,790,247)	34.45	(14,785)	73.80
Expired during the period	–	–	–	–	–
Outstanding at the end of the period	**88,558**	**7,370,149**	**28.49**	**940,681**	**65.55**
Exercisable at the end of the period	–				

The weighted average fair value for share options granted during the period was €9.78 (2021: no share options granted).

ESTI

In 2021, the Company implemented an equity-settled Employee Short-Term Incentive Plan as a result of the conversion from the cash bonus plan to an equity-based incentive plan. Under the ESTI, shares are granted to eligible employees subject to certain performance conditions. The short-term plan was renewed in 2022 with a few modifications.

The vesting period is the period during which all the specified vesting conditions are to be satisfied for the participant to be entitled unconditionally to the shares granted. The vesting conditions are:

- A service condition, being continued employment from the start of the performance period, 1 January of the relevant year (or the date of employment, if later), until the final awards are granted to the participant, generally in March of the next calendar year;

- Two non-market performance conditions, with a relative weighting depending on the participant's job grade:
  1. A personal performance element, based on the participant's individual performance rating over the relevant year and, for certain grades, also based on the participant's team performance;
  2. A business performance element, based on Just Eat Takeaway.com's performance in relation to specified KPIs over the relevant year.

The details of shares granted under the ESTI as at 31 December 2022 are as follows:

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	2022		2021	
	Number of shares	Weighted-average grant-date fair value (in €)	Number of shares	Weighted-average grant-date fair value (in €)
Outstanding at the beginning of the period	533,021	51.40	–	–
Granted during the period	2,169,182	21.22	544,424	51.40
Forfeited during the period	(265,308)	19.87	(11,403)	51.40
Vested during the period	(840,520)	29.42	–	–
Expired during the period	–	–	–	–
Outstanding at the end of the period	1,596,375	19.87	533,021	51.40

The award value is based on the participant's job grade and is calculated as a percentage of base salary. The performance period for these awards is from 1 January of the relevant year until 31 December of the relevant year. Participants are not entitled to any dividends during the vesting period.

As per 31 December 2022, the personal performance element is not final as the personal performance ratings will be determined in the first quarter of 2023. At the end of the reporting period, Just Eat Takeaway.com has therefore estimated the number of equity instruments that will be awarded for the purposes of recognising the services received during the period between service commencement date and period end. Once the performance ratings are finalised, the estimate will be revised so that the amounts recognised for services received in respect of the grant are ultimately based on the actual number of equity instruments awarded.

Legacy plans
Just Eat and Takeaway.com had several share-based payment plans in place prior to the business combination in 2020. These legacy plans comprise the ESOP, PSP, RSP, SAYE and DSBP. No new awards were granted under these plans in 2022 (2021: none). The outstanding share (option) awards under the ESOP, PSP and RSP plans are limited, and these will fully vest in 2023. The SAYE and DSBP plans were fully vested and exercised in 2022 and have no outstanding awards as at 31 December 2022. The legacy plans' related expense is immaterial in light of the total share-based payment expense.

Grubhub rollover plans
Several share-based payment plans were in place at Grubhub prior to the business combination in 2021 ('Grubhub rollover plans'). All Grubhub rollover plans qualified as equity-settled share-based payment plans. These plans were rolled over and continued substantially under the same terms as the original plans following the business combination, with the exception that the awards now relate to the Company and not Grubhub ('replacement awards'). Non-qualified and incentive stock options and restricted stock units outstanding under the Grubhub rollover plans at the time of the business combination were replaced. Stock options and restricted stock units vest over different lengths of time, but generally over 4 years, and are commonly subject to forfeiture upon termination of employment prior to vesting. For all share options outstanding as at 31 December 2022, the exercise price of the options equals the fair value of the options on the grant date. The maximum term for stock options issued to employees under the Grubhub Inc. 2015 Long-Term Incentive Plan, the 2013 Omnibus Incentive Plan and the assumed Tapingo and SCVNGR incentive plans is 10 years, and these expire 10 years from the date of grant. Participants holding restricted stock units are not entitled to any dividends during the vesting period.

There were no unreplaced awards under any of these plans. Other than the replacement awards, no new grants were made under these plans in 2021 or 2022.

The details of the shares and share options granted under the Grubhub rollover plans as at 31 December 2022 are as follows:

	2022				2021			
	Number of share options	Weighted-average exercise price (in €)	Number of shares	Weighted-average grant-date fair value (in €)	Number of share options	Weighted-average exercise price (in €)	Number of shares	Weighted-average grant-date fair value (in €)
Outstanding at the beginning of the period	**1,504,585**	**54.57**	**1,484,131**	**77.54**	**1,647,504**	**55.63**	**2,447,654**	**77.54**
Granted during the period	–	–	–	–	–	–	–	–
Forfeited during the period	(38,086)	54.67	(351,963)	77.54	(55,493)	103.67	(356,913)	77.54
Exercised/vested during the period	(241,826)	15.37	(595,542)	77.54	(87,426)	43.98	(606,610)	77.54
Expired during the period	(838,243)	54.79	–	–	–	–	–	–
Outstanding at the end of the period	**386,430**	**78.56**	**536,626**	**77.54**	**1,504,585**	**54.57**	**1,484,131**	**77.54**
Exercisable at the end of the period	370,196				1,457,828			

Share options exercised under the Grubhub rollover plans during the period
241,826 of the vested share options were exercised during 2022 (2021: 87,426). The weighted-average share price at the date of exercise amounted to €22.43 (2021: €76.97).

Weighted average remaining contractual life of outstanding share options
The share options outstanding as at 31 December 2022 had a weighted average remaining contractual life of 4 years (2021: 5 years). The exercise prices range between €7.37 and €145.18.

Total expense recognised for the period
Just Eat Takeaway.com recognised a total expense of €166 million related to equity-settled share-based payment transactions in 2022 (2021: €81 million) mainly related to the ELTIP, ESTI and Grubhub rollover plans. This expense is included in staff costs.

Cash flow for the period
Cash flows related to share-based payments are presented under the proceeds from issuance of ordinary shares for €5 million in 2022 (2021: €4 million) and under taxes paid for the net settlement of share-based payment awards for the amount of €15 million (2021: €16 million).

Cash-settled share-based payments
In July 2022, Just Eat Takeaway.com entered into a commercial agreement with Amazon.com Services LLC ('Amazon') in the United States, under which Amazon Prime members in the United States can sign up for a free, one-year Grubhub+ membership and access unlimited $0 delivery fees from hundreds of thousands of Partners on the Grubhub platform throughout the year.

Under the commercial agreement, a subsidiary of Amazon received 235 nominal warrants (exercisable at a de minimis price) over 2% of Grubhub's fully diluted common equity. These nominal warrants are exercisable as from the six-month anniversary of the issuance date of the warrants. Amazon also received 1,530 performance warrants (exercisable at a formula-based price, which is equal to the estimated fair value of a common share at the issuance date) over up to a further 13% of Grubhub's fully diluted common equity, the vesting of which is subject to the satisfaction of certain performance conditions, principally the number of new consumers delivered through the commercial agreement. In certain circumstances the warrants can vest on an accelerated basis, in full or in part. The warrants have a maximum term of seven years.

The warrants are classified and accounted for as share-based payment transactions since they were issued to Amazon as consideration for the services and benefits to be received by Grubhub in accordance with the provisions of the commercial agreement. Just Eat Takeaway.com measures the fair value of the services received as consideration for the warrants indirectly, by reference to the fair value of the warrants.

The terms of the warrant agreement provide Amazon with a possibility to elect settlement in cash when exercising vested warrants. Since the cash and equity alternatives of the compound financial instrument issued to Amazon are mutually exclusive and of equal value, the value of the equity component is zero. As a result, the warrants are wholly classified and accounted for as cash-settled share-based payment transactions.

The number of outstanding warrants over Grubhub's fully diluted common equity are as follows:

	2022 Number of warrants
Outstanding as at the beginning of the period	–
Issued during the period	1,765
Forfeited during the period	–
Exercised during the period	–
Expired during the period	–
Outstanding as at the end of the period	**1,765**
Exercisable as at the end of the period	117

The total estimated fair value of the nominal warrants, which are exercisable in January 2023, is recognised over a period of six months. For the performance warrants, if vesting is deemed probable for a given vesting tranche, expenses are recognised based on the vesting period incurred as of the reporting date in relation to the total estimated vesting period.

The 235 nominal warrants are exercisable at a de minimis price, which means the fair value of these warrants is equal to the fair market value of Grubhub's common shares. The fair value of the 1,530 performance warrants has been estimated using the Black-Scholes option formula. The exercise price for these warrants is equal to the estimated fair market value of Grubhub's common shares on the issuance date. In addition to the fair value of the common shares at the measurement date and the exercise price, the other inputs used in the measurement of the fair values of the cash-settled performance warrants as at 31 December 2022 are as follows:

	2022
Expected volatility (weighted average)	56.37%
Expected life (weighted average)	6.16
Expected dividends	0.00%
Risk-free interest rate (weighted average)	3.99%

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In addition to the assumptions above, Just Eat Takeaway.com also considers whether it is probable that each tranche will vest as of the measurement date and the expected vesting date. The total estimated fair value of the outstanding warrants amounts to €57 million as at 31 December 2022, of which €48 million has been recognised as a liability as at 31 December 2022 (2021: nil). The total intrinsic value of the vested performance warrants amounts to nil as per 31 December 2022 (2021: nil). The share-based payment expense recognised in 2022 for the cash-settled warrants amounts to €48 million (2021: nil).

Other mainly relates to share-based payments of €48 million arising from the commercial agreement with Amazon, directors' and officers' liability insurance of €28 million, shipping costs of €19 million, administration expenses of €13 million and digital service tax of €6 million (2021: mainly comprised of directors' and officers' liability insurance of €17 million, shipping costs of €11 million, administration expenses of €10 million and digital service tax of €6 million).

8 Other operating expenses

Accounting policy
Other operating expenses include expenses that are neither directly attributable to order fulfilment costs nor staff costs, nor the financing of Just Eat Takeaway.com. Expenses are recognised when the related service is provided or the goods are received.

€ millions	2022	2021
Marketing expenses	735	684
Housing expenses	36	21
Professional fees	92	91
Other staff related costs	140	98
IT related expenses	135	93
Outsourced service costs	74	97
Other	165	80
Other operating expenses	**1,377**	**1,164**

9 Finance income and expense

Accounting policy
In determining interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortised cost of the liability. Finance expenses are accounted for on an accrual basis.

€ millions	2022	2021
Other interest and finance income	5	3
Foreign exchange gains and losses, net	33	20
Finance income	**38**	**23**
Interest on convertible bonds	(52)	(49)
Interest on senior notes	(22)	(11)
Interest on lease liabilities	(7)	(5)
Other interest and finance expense	(4)	(11)
Finance expense	**(85)**	**(76)**

The weighted average interest rate on funds borrowed in 2022 is 3.27% per annum (2021: 3.06%). Just Eat Takeaway.com did not capitalise borrowing costs in 2022 (2021: nil).

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10 Income taxes

Accounting policy
Income taxes represent the sum of current and deferred corporate income tax expenses and benefits.

Current tax
Tax currently payable or receivable is based on taxable profit or loss for the year. Taxable profit or loss differs from "profit or loss before income tax" as reported in the consolidated statement of profit or loss and OCI due to items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible.

Just Eat Takeaway.com's current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Current tax is recognised in profit or loss, except when it relates to a business combination or for items directly recognised in equity or OCI.

No provision is recognised for those matters for which the tax determination is uncertain, but for which it is considered probable that the relevant tax authority will accept the tax treatment under tax law. The provisions recognised are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgment of tax professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

Interest and penalties related to income taxes, including uncertain tax treatments which do not meet definition of income taxes, are accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

Deferred tax
Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the Consolidated financial statements and the corresponding tax bases used in the computation of taxable profit or loss. Deferred tax liabilities are generally recognised for all taxable temporary differences.

Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised.

Such deferred tax assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where Just Eat Takeaway.com can control the reversal of the temporary difference and for which it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognised in profit or loss, except when it relates to a business combination or for items directly recognised in equity or OCI.

Just Eat Takeaway.com offsets deferred tax assets and deferred tax liabilities if Just Eat Takeaway.com has a legally enforceable right to set off current tax assets against current tax liabilities; and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Judgments and estimates

As a result of the geographical spread of our operations and the varied, increasingly complex nature of local and global tax laws, there are some transactions for which the ultimate tax determination is uncertain during the ordinary course of business. Resolving tax issues can take several years and is not always within our control.

For each Just Eat Takeaway.com entity, the current income tax expense is calculated and (material) differences between the accounting and tax base

are determined, resulting in current and/or deferred tax assets or liabilities. These calculations may deviate from the final tax assessments, which will be received in future periods.

In determining the amount of current and deferred tax, the impact of uncertain tax positions and whether additional taxes and interest may be due are taken into account. Just Eat Takeaway.com believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. A provision is recognised for those matters for which the tax determination is uncertain, but it is considered probable that the relevant tax authority will not accept the tax treatment under tax law. The provisions are measured at the best estimate of the amount expected to become payable. A change in estimate of the likelihood of a future outflow and/or in the expected amount to be settled would be recognised in the period in which the change occurs. This requires the application of judgment as to the ultimate outcome, which can change over time depending on facts and circumstances. Judgments mainly relate to transfer pricing, including inter-company financing, expenditure deductible for tax purposes and restructuring of assets to align the tax and legal structures with the business model of Just Eat Takeaway.com.

A deferred tax asset is recognised to the extent that it is probable that sufficient and suitable future taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilised. Relevant tax law is considered to determine the availability of the losses to offset against the taxable profits in the future. Recognition of deferred tax assets therefore involves judgment regarding the future financial performance of the entities for which the deferred tax asset has been recognised and is therefore inherently uncertain.

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Liabilities in respect of uncertain tax positions, if these would occur, are measured based on interpretation of country-specific tax law and assigning probabilities to the possible likely outcomes and range of taxes payable to ascertain a weighted average probable liability. In-house and external tax experts, and previous tax experience are used to help assess the tax risks when determining and recognising such liabilities.

Income tax recognised directly in profit or loss

€ millions	2022	2021
Current tax expenses	(53)	(38)
Deferred tax benefits	154	46
Total tax recognised directly in profit or loss	**101**	**8**

Just Eat Takeaway.com's transfer pricing policy is aligned with Just Eat Takeaway.com's management structure, operating model and ownership of brands and platforms. The legal entities that historically developed and own the brands and platforms exploit these intangibles in their respective domestic market and in some cases make those available to other local operating entities within the group. In line with the arm's length principle, tax follows the business and consequently the profits (and losses) are allocated to the countries in which the relevant economic activity takes place associated with the creation of those profits or losses.

The current tax expense relates mainly to the taxable result of profitable entities and the outcome of the Danish Tax Authority dispute. The deferred tax benefit mainly relates to the temporary differences arising from the amortisation of other intangible assets and the recognition of available tax losses carried forward.

Reconciliation of the effective income tax rate
The activities of Just Eat Takeaway.com are subject to corporate income tax in all countries it is active in, depending on presence and activity. The applicable statutory tax rates of the tax jurisdictions in which Just Eat Takeaway.com operates vary between 10% and 32%, which may cause the effective tax rate ('ETR') to deviate from the Dutch corporate tax rate.

The following table presents a reconciliation between the Dutch tax rate and the ETR as well as between the income tax benefit per the Dutch tax rate and the income tax benefit recognised in profit or loss:

€ millions	2022	%	2021	%
Loss before income tax	(5,768)		(1,052)	
Income tax benefit calculated at the Dutch income tax rate	1,488	25.8%	263	25.0%
Change in deferred tax assets	(10)	−0.2%	9	0.9%
Effect of unrecognized current year losses	(65)	−1.1%	(95)	−9.0%
Adjustments for tax of prior periods	(8)	−0.1%	6	0.6%
Share-based payments	(28)	−0.5%	(24)	−2.3%
Impairment expenses	(1,165)	−20.2%	(3)	−0.3%
Effect of other non-deductible expenses	3	0.1%	(23)	−2.2%
Effect of different tax rates of foreign subsidiaries	(30)	−0.5%	(9)	−0.9%
Impact of tax rate changes	3	0.1%	(93)	−8.8%
Effect of share of results of associates	(7)	−0.1%	(22)	−2.1%
Effect of net impact of disposal of associates	(52)	−0.9%	–	0.0%
Other	(27)	−0.5%	(1)	−0.1%
Income tax benefit recognised in profit or loss	**101**	**1.7%**	**8**	**0.8%**

The income tax benefit of €101 million in 2022 (2021: €8 million benefit) represents an ETR of 1.7% (2021: 0.8%). This ETR is primarily impacted by the effect of the impairment loss in 2022, unrecognized deferred tax assets for tax losses and the sale of Just Eat Takeaway.com's stake in iFood and IF-NL.

The total current tax expense of €53 million (2021: €38 million) relates mainly to the tax charges on profits for the current year of profitable entities and the outcome of the Danish Tax Authority dispute.

Current tax assets/(liabilities) movements

€ millions	2022	2021
Balance as at 1 January	**8**	**(20)**
Additions from business combinations	–	17
Income tax paid	5	53
Income tax expense	(53)	(38)
Foreign exchange movements	–	2
Other movements	(6)	(6)
Balance as at 31 December	**(46)**	**8**

Net deferred tax position

€ millions	2022	2021*
Deferred tax assets - gross	536	479
Offsetting	(534)	(473)
Deferred tax assets - net	**2**	**6**
Deferred tax liabilities - gross	(1,284)	(1,383)
Offsetting	534	473
Deferred tax liabilities - net	**(750)**	**(910)**
Net deferred tax liability	**(748)**	**(904)**

* The deferred tax assets - gross in 2021 are restated in line with IFRS 3 due to Grubhub's acquisition measurement period adjustments. Reference is made to Note 31.

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Deferred tax assets

€ millions	Intangibles	Tax losses and credits	Leases	Share-based payments	Provisions	Other	Total
Opening balance as at 1 January 2021	**10**	**52**	**18**	**2**	**2**	**10**	**94**
Additions from business combinations*	–	122	29	31	10	10	202
Movement through consolidated statement of profit or loss	(0)	103	45	(13)	1	9	145
Other movements through equity	–	9	–	(0)	–	11	20
Other Movements	–	3	–	–	–	–	3
Reclassifications	(10)	–	–	–	–	2	(8)
Foreign exchange movements	0	16	3	2	1	1	23
Balance as at 31 December 2021	**–**	**305**	**95**	**22**	**14**	**43**	**479**
Movement through consolidated statement of profit or loss	–	16	3	10	19	9	57
Other movements through equity	–	(0)	–	–	–	(3)	(3)
Other balance sheet movements	–	7	(12)	–	–	(4)	(9)
Foreign exchange movements	–	6	4	1	0	1	12
Balance as at 31 December 2022	**–**	**333**	**89**	**33**	**34**	**47**	**536**

* The additions from business combinations in 2021 are restated in line with IFRS 3 due to Grubhub's acquisition measurement period adjustments. Reference is made to Note 31.

Other consists mainly of deferred revenue (€12 million), interest carry forwards (€15 million), emission costs (€8 million) and property and equipment (€6 million).

An amount of €36 million (2021: €25 million) relating to deductible temporary differences without expiration date has not been recognised.

Deferred tax liabilities

€ millions	Intangibles	Convertible bonds	Leases	Property and equipment	Other	Total
Opening balance as at 1 January 2021	**608**	**14**	**16**	**5**	**1**	**644**
Additions from business combinations	503	–	28	8	1	540
Movement through consolidated statement of profit or loss	60	(7)	43	(1)	4	99
Movement through goodwill	(3)	–	–	–	–	(3)
Other movements through equity	–	35	–	–	–	35
Reclassifications	(10)	–	–	–	2	(8)
Foreign exchange movements	73	0	3	–	0	76
Balance as at 31 December 2021	**1,231**	**42**	**90**	**12**	**8**	**1,383**
Movement through consolidated statement of profit or loss	(98)	(10)	(1)	(2)	14	(98)
Other movements through equity	(0)	–	–	–	–	(0)
Other balance sheet movements	–	–	(12)	–	(4)	(16)
Foreign exchange movements	9	(0)	5	(2)	2	15
Balance as at 31 December 2022	**1,142**	**32**	**81**	**7**	**21**	**1,284**

Other consists mainly of the accrual of commissions (€15 million).

No deferred tax liability has been recognised in respect of undistributed earnings of subsidiaries, joint ventures and associates. This is because Just Eat Takeaway.com is able to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

Expiry period of unrecognised tax losses

€ millions	2022	2021
Within 1 year	2	3
In the next 2 to 10 years	13	10
Over 10 years	3	2
Unlimited	715	515
Total	**733**	**530**

Unused tax losses amounting to €715 million (2021: €515 million) have no statutory expiration. No deferred tax assets have been recognised for these unused tax losses.

EU State Aid

In October 2017, the European Commission ('EC') announced it would conduct a state aid investigation into the Group Financing Exemption contained within the UK's Controlled Foreign Company ("CFC") legislation. The Group Financing Exemption (contained within Chapter 9 of Part 9A TIOPA 2010) was introduced in 2013. On 20 August 2019, the EC published its final decision following the conclusion of its investigation in the Official Journal. The final decision confirmed the EC believed the Financing Exemption did constitute illegal state aid if certain criteria were met (specifically to the extent the financing income was derived from UK activities).

Just Eat Takeaway.com applied to the Court of Justice of the European Union (the "CJEU") to annul the decision. The UK government, along with a number of other affected companies, submitted similar annulment applications. On 8 June 2022, the General Court of the European Union ("GCEU") dismissed the UK government's application for annulment of the EC's decision in respect of the state aid investigation into the Group Financing Exemption contained within the UK's CFC legislation. In August 2022, the UK government submitted an appeal against the decision of the GCEU to the CJEU. The outcome of the Just Eat Takeaway.com annulment application will depend on the success of the UK Government's appeal.

While there is considerable uncertainty with regard to both the annulment process and any corresponding liability assessed by the UK Her Majesty's Revenue & Customs ("HMRC"), the maximum potential cash exposure has been calculated to be €19 million including interest, should the EC's decision be upheld.

The current tax position includes a contingent liability of €3 million (as a result of the Just Eat Acquisition in 2020) related to EU State Aid and €14 million which was paid following a charging notice issued by the HMRC under the Taxation (Post-transition) Act 2020 which allowed for the collection of sums notwithstanding that this matter remains subject to ongoing litigation.

Danish Tax Authority Dispute

In 2012, the Just Eat transfer pricing arrangements were updated, in line with the OECD Transfer Pricing Guidelines, to reflect the commercial and economic reality of its headquarters being in the UK, having previously been headquartered in Denmark where certain intellectual property was still held. An Advanced Pricing Agreement ("APA") was submitted to the Danish and UK competent authorities to obtain certainty over the position taken. Subsequently, the Danish tax authority opened a local transfer pricing audit into the periods covered by the APA. In January 2018 the Danish tax authorities issued a formal notice of assessment from their findings, making a claim that the taxable income for fiscal year 2013 should be increased in relation to intellectual property income.

Just Eat Takeaway.com appealed the assessment through the Mutual Agreement Process (the "MAP") between the UK and Danish competent authorities. In August 2021 the case was referred towards arbitration as no agreement had been reached between the competent authorities. However, on 16 August 2022, Just Eat Takeaway.com was informed that the UK and Danish competent authorities had reached an agreement under the MAP which, if accepted by Just Eat Takeaway.com, would result in Denmark being in a tax payment of approximately €68 million (of which €32 million was pre-paid), including expected Danish surcharges and interest amounting to €31 million and in the UK a tax relief of €23 million.

Whilst Just Eat Takeaway.com was not party to the details of the settlement, the Group considered that the overall quantum of the settlement was outside of reasonable arm's length parameters. Moreover, the significant time spent by the competent authorities in reaching settlement and the punitive interest rate applied by Denmark meant that the net impact of the settlement was largely interest. However, given tax relief on the settlement was granted in the UK and after considering its options, Just Eat Takeaway accepted the outcome of the agreement. Refunds in the amount of €23 million were received in the UK in December 2022. As at December 2022 no final assessment was received yet from the Danish tax authorities. Anticipating receiving the final assessment, but mainly to avoid a further substantial increase of interest, in February 2023 we made a payment of €36 million (€5 million tax and €31 million interest and surcharges) to the Danish tax authorities.

11   Business combinations

Accounting policy

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of assets transferred to the Company at the acquisition date, liabilities incurred by the Company to the former owners of the acquiree and the equity interest issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, Just Eat Takeaway.com reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during

the measurement period, or additional assets and/or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognised at that date. The measurement period cannot exceed one year from the acquisition date.

Judgments and estimates

Business combinations entered into during the period require an estimation of the fair value of the consideration transferred and the fair values of the assets acquired and liabilities assumed. The key sources of estimation uncertainty are related to the initial valuation of goodwill and other intangible assets. This requires an estimation of the future cash flows expected to arise from the acquisition and a suitable discount rate to calculate present values. The assumptions included to derive these discounted cash flows include order growth rates and the Weighted Average Cost of Capital ('WACC'). In addition, the valuations of individual other intangible assets are dependent on estimates regarding royalty rates (platforms and brand names) and attrition rates (consumer lists and Partner databases).

Acquisition of Grubhub

On 10 June 2020, the Company and Grubhub entered into a definitive agreement whereby the Company was to acquire 100% of the shares in Grubhub in an all-share transaction (the 'Grubhub Acquisition'). On 7 October 2020, the Extraordinary General Meeting of the Company approved the Grubhub Acquisition. The Grubhub Acquisition was subsequently approved by Grubhub's shareholders on 10 June 2021. The Grubhub Acquisition was formally completed on 15 June 2021, which is the date at which the Company obtained control of Grubhub (the 'acquisition date'). The Grubhub Acquisition enabled Just Eat Takeaway to enter the U.S. market.

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Under the terms of the Grubhub Acquisition, Grubhub shareholders received ADSs representing 0.6710 new Company ordinary shares in exchange for each Grubhub share. The consideration transferred consisted of 62.8 million ordinary Company shares issued and share-based payment replacement awards issued. The fair value of the Company's ordinary shares issued was based on the Company's closing share price of €73.89 per share on 14 June 2021. Between the date of the announcement (10 June 2020) and the acquisition date, our share price decreased from €98.60 to €73.89, resulting in a lower consideration transferred at the actual acquisition date.

The measurement period for the Grubhub Acquisition ended on 14 June 2022. The assets acquired, liabilities assumed, and goodwill recognised were adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date, and, if known, would have affected the measurement of the amounts recognised as of that date.

The measurement period adjustments recorded in 2022 resulted in increases in goodwill of €10 million, other non-current assets of €24 million, trade and other receivables of €9 million as well as an increase in non-current provisions of €51 million and a decrease in current provisions of €4 million. The deferred tax impact of the adjustments resulted in an increase of €4 million in deferred tax assets. Reference is made to Note 31 for details on the restatement impact on prior year comparatives.

The adjustments were due to the development of reasonable estimates regarding the settlement amounts of various contingent liabilities arising from the combination with Grubhub. A portion of the provisions is covered by liability insurance.

The following table provides the final information for the Grubhub Acquisition of the fair value of each major class of assets acquired and liabilities assumed as at the acquisition date, including all measurement period adjustments recognised in 2021 and 2022.

€ millions	15 June 2021
Ordinary shares issued (62.8 million)	4,640
Replacement awards	140
Consideration transferred	**4,780**
Other intangible assets	2,230
Property and equipment	76
Right-of-use assets	101
Deferred tax assets	202
Other non-current assets	32
Trade and other receivables	150
Other current assets	66
Current tax assets	19
Inventories	2
Cash and cash equivalents	175
Borrowings	(447)
Deferred tax liability	(534)
Lease liability	(102)
Provisions	(79)
Trade and other liabilities	(311)
Current tax liability	(1)
Total fair value of net identifiable assets	**1,579**
Goodwill recognised	**3,201**

Trade receivables comprise gross contractual amounts due of €120 million, of which none were expected to be uncollectable at the acquisition date.

Goodwill recorded in connection with the Grubhub Acquisition represents future economic benefits specific to Just Eat Takeaway.com arising from assets that do not qualify for separate recognition as intangible assets. The goodwill is not deductible for tax purposes.

From the acquisition date, the revenues of Grubhub for 2021 amounted to €980 million and the net loss of Grubhub for 2021 amounted to €120 million. The combined revenue and loss for 2021 of Just Eat Takeaway.com and the acquired business would have amounted to €5,331 million and €1,243 million, respectively, if control had been obtained on 1 January 2021. These unaudited pro forma figures are not intended to represent or be indicative of Just Eat Takeaway.com's results of operations or financial condition that would have been reported had the Grubhub Acquisition been completed as of 1 January 2021 and should not be taken as indicative of Just Eat Takeaway.com's future results of operations or financial condition.

Acquisition of Bistro.sk

On 16 July 2021, Just Eat Takeaway.com entered into an agreement to acquire 100% of the shares in Bistro.sk a.s. in Slovakia for €49 million in cash (the 'Bistro Acquisition'). The Bistro Acquisition was completed on 30 September 2021, which is the date at which Just Eat Takeaway.com obtained control of Bistro.sk (the 'acquisition date').

The measurement period for the Bistro Acquisition ended on 29 September 2022 and did not result in material adjustments to the provisional amounts accounted for in 2021.

Just Eat Takeaway.com determined the final information for the Bistro Acquisition on the fair value of each major class of assets acquired and liabilities assumed, as of the acquisition date, including all measurement period adjustments. The Bistro Acquisition resulted in the recognition of goodwill of

€26 million, other intangible assets of €30 million and deferred tax liabilities of €6 million. The final consideration transferred amounted to €50 million after calculation of the net debt and working capital adjustments.

Goodwill recorded in connection with the Bistro Acquisition represents future economic benefits specific to Just Eat Takeaway.com arising from assets that do not qualify for separate recognition as intangible assets. The goodwill is not deductible for tax purposes.

Contingent consideration

Acquisitions completed in 2021 did not result in any contingent consideration.

Acquisition costs

Total acquisition costs for completed acquisitions accounted for through profit or loss amounted to nil for the period ended 31 December 2022 (2021: €1 million). The transaction costs accounted for through equity amounted to nil in 2022 (2021: €33 million for the share issuances related to the Grubhub Acquisition).

Cash flows on acquisitions

The cash flows, net of cash acquired, on acquisitions amounted to €1 million paid in 2022 in relation to the final purchase price adjustment for the Bistro Acquisition (2021: €175 million cash acquired in the Grubhub Acquisition and €47 million cash paid in the Bistro Acquisition).

12 Goodwill

Accounting policy

Goodwill arises from business combinations and is initially measured as set out in Note 11 Business combinations. Goodwill is subsequently measured at cost less accumulated impairment losses.

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Goodwill is not amortised but is reviewed for impairment at least annually, or more frequently when there is an indication that goodwill may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Just Eat Takeaway.com Cash-Generating Units ('CGUs') expected to benefit from the synergies of the combination. If the recoverable amount of the CGU is less than the carrying amount of the CGU, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to that CGU and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in that CGU. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Judgments and estimates

Determining whether goodwill is impaired requires an estimation of the value in use of the CGUs to which goodwill has been allocated. The value in use calculation requires the Management Board to estimate the future cash flows expected to arise from the CGU and a suitable discount rate to calculate present value. If the actual future cash flows are less than expected, an impairment loss may arise.

The key sources of estimation uncertainty in the assessment of goodwill impairment are the assumptions around the forecast period, revenue growth rates, long-run Adjusted EBITDA as a percentage of revenue, and the WACC. Should the actual performance be worse than assumptions made, there is a significant risk of a material adjustment to goodwill within the next 12 months. For instance, changes in the competitive or regulatory environment or changes in technology could result in significant changes to revenue growth and the long-run Adjusted EBITDA as a percentage of revenue. Also, a new competitor may enter a market, labour or other relevant regulations may change, and commission fee caps may be imposed or extended. Such risks are actively monitored and factored into future cash flow estimates when known or anticipated.

€ millions	2022	2021 (restated*)
Balance as at 1 January	**8,294**	**4,616**
Additions from business combinations	–	3,227
Impairments	(4,521)	(18)
Foreign exchange and other movements	153	469
Balance as at 31 December	**3,926**	**8,294**

* The additions from business combinations and foreign exchange movements in 2021 are restated in line with IFRS 3 due to Grubhub's acquisition measurement period adjustments. Reference is made to Notes 11 and 31.

Impairment losses of €4,521 million were recognised during 2022 (2021: €18 million) in relation to several CGUs as described below.

Allocation of goodwill to CGUs

For impairment testing purposes, goodwill has been allocated to the following CGUs:

€ millions	2022	2021 (restated*)
CGU United States	694	3,421
CGU United Kingdom	1,276	2,300
CGU Germany	996	996
CGU Canada	647	890
Other (units carrying a non-significant goodwill balance)	313	687
Balance as at 31 December	**3,926**	**8,294**

* The 2021 goodwill as allocated to CGU United States is restated in line with IFRS 3 due to Grubhub's acquisition measurement period adjustments. Reference is made to Notes 11 and 31.

Goodwill amounts allocated to CGUs United States, United Kingdom, Germany and Canada are considered significant in relation to Just Eat Takeaway.com's overall carrying amount of goodwill. For all CGUs, the recoverable amount is based on the value in use.

Impairments

Following the identification of impairment indicators in the interim period and the annual impairment tests, total impairment losses of €4,521 million for goodwill (2021: €18 million) and €61 million for other intangible assets (2021: €36 million) were recognised in 2022. The impairment losses are recognised as part of 'Depreciation, amortisation and impairments' in the Consolidated statement of profit or loss and OCI.

CGU United States

An impairment loss of €2,977 million was recognised for CGU United States, part of the North America segment. This impairment loss was recognised during the first half of 2022 following the identification of impairment indicators. The main indicators were for CGU United States a declining market capitalisation with no positive headroom in the fair value less cost of disposal based on external valuations reports and an increase in market interest rates. The impairment loss was mainly driven by the impact of macro-economic circumstances on the WACC as used in the value in use calculation, including increased interest rates and increased equity volatility. In addition, higher levels of inflation and further lifting of Covid-19 measures affected consumer behaviour, resulting in lower expectations of Order growth in the short to medium term. No further impairment was recognised in the second half of 2022.

CGUs United Kingdom and Canada

An impairment loss of €893 million was recognised for CGU United Kingdom, part of the United Kingdom and Ireland segment and an impairment loss of €267 million was recognised for CGU Canada, part of the North America segment. These impairment losses were mainly driven by the impact of macro-economic circumstances on the WACC as used in the value in use calculations, including increased interest rates and increased equity volatility.

Other CGUs to which a non-significant amount of goodwill is allocated

Total impairment losses of €445 million, including €61 million on other intangible assets, were recognised for seven CGUs to which a non-significant amount of goodwill is allocated. These impairment losses were mainly driven by the impact of macro-economic circumstances on the WACC as used in the value in use calculation, including increased interest rates and increased equity volatility. In addition, in some CGUs, further lifting of Covid-19 measures and general macro-economic uncertainty affected consumer behaviour, resulting in lower expectations of Order growth in the short to medium term. Impairment losses of €156 million relate to the Northern Europe segment and €289 million relate to the Southern Europe and ANZ segment.

Key assumptions - general

Key assumptions used in the calculation of the values in use are the forecast period, average revenue growth, long-run Adjusted EBITDA as a percentage of revenue and the rates used for discounting the projected cash flows. The cash flow projections were determined using Just Eat Takeaway.com's internal management forecasts covering an initial period from 2023 to 2025. Forecasts after 2025 are considering stable or declining growth rates while applying a country specific WACC, after which a terminal value was calculated. Climate-related quantitative and qualitative factors were evaluated for the calculation of the value in use and were considered not to have a material impact. In addition, we noted unprecedented changes in consumer behaviour, both during the pandemic and post-pandemic. These changes impacted Order growth expectations in the short to medium term and, as disclosed above, were a driver of the impairment losses recognised during 2022 for certain CGUs. Just Eat Takeaway.com will continue to monitor the changing circumstances and assess impact on the key assumptions accordingly.

Forecast period

A forecast period of five, seven or ten years is used for the value in use calculation. Periods longer than five years can be justified as management can

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forecast over a longer period, based on the predictability of cohort behaviour and experience in markets where a leadership position has been attained. Considering some of our businesses are still in growth phases (i.e., operating in underpenetrated or more competitive markets), reaching stable Adjusted EBITDA as a percentage of revenue is expected to take longer than five years.

Average projected revenue growth

Revenue growth is driven by Order growth, Average Order Value, and pricing. Order growth is determined based on detailed planning on consumer cohort level, consistent with the past three years' experience and management estimates of market size, external market and industry growth assumptions and competitive position within the markets (fourth year and beyond). Average Order value is based on past experience and growth is forecasted using historical inflation rates per CGU. Pricing is predominantly driven by commission rates and consumer fees and is forecasted on a CGU level, based on experience, market conditions and industry expectation.

Long-run Adjusted EBITDA as a percentage of revenue

Adjusted EBITDA as a percentage of revenue is the Adjusted EBITDA divided by revenue. The long-run Adjusted EBITDA as a percentage of revenue beyond the forecast period is based on past performance and management's experience with the level of investment required to reach a stable state of business in the respective countries in the reportable segments.

Perpetual growth rate

The cash flows beyond the forecast period have been extrapolated using a perpetual growth rate. These growth rates are based on the lower of the country risk-free rate and long-term inflation and do not exceed the long-term average growth rate for each country in which Just Eat Takeaway.com operates, or for the market in which the asset is used.

WACC

The WACC is determined based on a target capital structure of 96.1% equity (2021: 100.0%), where cost of equity is determined using a capital asset pricing model. The WACC is based on the post-tax cost of equity and cost of debt using CGU-specific inputs for the risk-free interest rate, the beta factor, country risk premium, market risk premium, additional risk premium, and country specific tax rates.

Key assumptions and sensitivity analysis relating to CGUs to which a significant amount of goodwill is allocated

The key assumptions used by the Management Board relating to CGUs to which a significant amount of goodwill is allocated are as follows:

	2022			
	United States	United Kingdom	Germany	Canada
Forecast period	10 years	5 years	5 years	7 years
Average revenue growth per annum in the first five years of planning period (CAGR)	12.3%	11.2%	8.3%	9.7%
Average revenue growth per annum in the years subsequent to the first five years of planning period (CAGR)	4.2%	n/a	n/a	6.1%
Long-run Adjusted EBITDA as a percentage of revenue	19.3%	28.4%	30.6%	17.4%
Perpetual growth rate (%)	2.0%	1.9%	1.9%	1.7%
Pre-tax WACC (%)	14.7%	14.7%	13.4%	14.4%

	2021			
	United States	United Kingdom	Germany	Canada
Forecast period	10 years	7 years	5 years	7 years
Average revenue growth per annum in the first five years of planning period (CAGR)	10.2%	15.4%	18.1%	18.3%
Average revenue growth per annum in the years subsequent to the first five years of planning period (CAGR)	6.3%	5.1%	0.2%	4.0%
Long-run Adjusted EBITDA as a percentage of revenue	27.0%	23.6%	30.0%	15.4%
Perpetual growth rate (%)	2.0%	1.4%	0.2%	1.5%
Pre-tax WACC (%)	10.3%	9.6%	9.5%	10.0%

The Management Board believes that the impairment analyses and assumptions used are appropriate as at 31 December 2022 and 31 December 2021, respectively.

Sensitivity analysis 2022

Just Eat Takeaway.com has conducted an analysis of the sensitivity of the impairment test to changes in the key assumptions used to determine the recoverable amount for each CGU to which a significant amount of goodwill is allocated. Decrease in demand can lead to a decline in revenue growth rates and Adjusted EBITDA as a percentage of revenue. Changes in the WACC can lead to changes in recoverable amounts.

Following the impairment losses recognised for the CGUs United Kingdom and Canada, the recoverable amount is equal to the carrying amount. Therefore, any adverse changes in key assumptions may result in further impairments.

Based on the sensitivity analyses performed, it has been concluded that any reasonably possible change in the key assumptions would not cause the carrying amount CGU Germany to exceed its recoverable amount.

As at 31 December 2022, the estimated recoverable amount of CGU United States exceeded its carrying amount by €173 million. An increase of 0.53% in the WACC would result in the value of the estimated recoverable amount to fall to the level of the carrying amount.

The key sensitivity in assumptions applied for CGU United States is our ability to offset the negative impact of government-imposed fee caps on our financial results. In the impairment analysis, these fee caps are forecasted to continue indefinitely in line with currently applicable legislation. Just Eat Takeaway.com is in litigation related to this legislation. The outcome of this litigation is uncertain and given the outcome is not controlled by the company, it is not considered for impairment testing purposes. A positive outcome of this litigation would increase the recoverable amount. We may not be able to generate additional revenue in the future, at a level that would offset the impact of fee caps. This could significantly impact the long-run Adjusted EBITDA as a percentage of revenue and hence the recoverable amount of CGU United States.

Sensitivity analysis 2021

Just Eat Takeaway.com has conducted an analysis of the sensitivity of the impairment test to changes in the key assumptions used to determine the recoverable amount for each CGU to which a significant amount of goodwill is allocated. Decrease in demand can lead to a decline in revenue growth rates and Adjusted EBITDA as a percentage of revenue. Changes in the WACC and perpetual growth rates can lead to lower recoverable amounts.

Based on the sensitivity analyses performed, it has been concluded that a reasonably possible change in the key assumptions would not cause the carrying amounts of CGUs United States, United Kingdom, Germany, and Canada to exceed their recoverable amounts.

Considering headroom (the excess of the recoverable amount of a CGU over the carrying amount of that CGU), CGUs United States and United Kingdom are the significant CGUs that are most sensitive to changes in key assumptions.

The key sensitivity in assumptions applied for CGU United States is our ability to offset the negative impact of government-imposed commission fee caps on our financial results. In the impairment analysis, these commission fee caps are forecasted to continue indefinitely in line with currently applicable legislation. Just Eat Takeaway.com is in litigation related to this legislation and the outcome of this litigation cannot be considered for impairment testing purposes. A positive outcome of this litigation would increase the recoverable amount. We may not be able to generate additional revenue in the future, at a level that would offset the impact of fee caps. This could significantly impact the long-run Adjusted EBITDA as a percentage of revenue and hence the recoverable amount of CGU United States.

The key sensitivity in assumptions applied for CGU United Kingdom is our ability to increase the Adjusted EBITDA as a percentage of revenue on Orders. We may not be able to charge sufficient commission and/or consumer Delivery fees in the future, and we may not be able to reduce Order fulfilment costs to a level that make logistical food Delivery profitable. This could significantly impact the long-run Adjusted EBITDA as a percentage of revenue and hence the recoverable amount of CGU United Kingdom.

13 Other intangible assets

Accounting policy

Other intangible assets include assets acquired in business combinations, internally generated assets and assets acquired separately.

Intangible assets acquired in a business combination

Intangible assets acquired in business combinations are recognised separately from goodwill and are initially recognised at their fair values at the acquisition dates (which is regarded as their cost). Subsequent to initial recognition, intangible assets acquired in business combinations are reported at cost less accumulated amortisation and accumulated impairment losses (if any). Amortisation is recognised on a straight-line basis over the assets' estimated useful lives.

Internally generated intangible assets

Expenditure on research activities is recognised as an expense in the period in which it is incurred. An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognised only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and Just Eat Takeaway.com intends to and has sufficient

resources to complete development and to use or sell the asset. Otherwise, it is recognised in profit or loss as incurred. Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates.

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses (if any). Amortisation starts when the intangible asset is available for use and is recognised on a straight-line basis over the assets' estimated useful lives.

Intangible assets acquired separately

Intangible assets acquired separately are carried at cost less accumulated amortisation and accumulated impairment losses (if any). Amortisation is recognised on a straight-line basis over the assets' estimated useful lives.

Useful lives

We have the following classes of intangible assets with accompanying finite useful lives:

- Brand names: 3-20 years
- Consumer lists: 6-33 years
- Partner databases: 5-20 years
- Technology platforms: 5-20 years
- Development costs: 3-5 years
- Other: 3-10 years

The estimated useful life and amortisation method are reviewed at the end of each reporting period, with the effect of any change in estimates being accounted for on a prospective basis.

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An intangible asset is derecognised on disposal, or when no future economic benefits are expected from use or disposal. Any resulting gain or loss is measured as the difference between the net disposal proceeds and the carrying amount of the asset and is recognised in profit or loss when the asset is derecognised.

Judgments and estimates

Impairment of intangible assets other than goodwill

Intangible assets other than goodwill are impaired if the carrying value exceeds the recoverable amount (i.e., the higher of fair value less costs of disposal and value in use). An impairment test is carried out on the intangible asset or CGU where there is an indication of impairment during the year. In such cases, the Management Board determines the value in use by estimating the future cash flows expected to arise from the asset or CGU and a suitable discount rate to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.

Useful lives of other intangible assets

The useful lives of intangible assets other than goodwill are determined based on best practice within Just Eat Takeaway.com and are in line with common market practice. Just Eat Takeaway.com reviews the remaining useful lives of its other intangible assets annually, with the effect of any change in estimates being accounted for on a prospective basis.

The uncertainty included in this estimate is that the useful lives are estimated longer or shorter than the actual useful lives of the intangible assets, which could possibly result in changes in amortisation in future years and/or impairments at the end of the actual useful lives of the related intangible assets.

€ millions	Brand names	Consumer lists	Restaurant databases	Technology platforms	Development costs	Other	Total
Cost							
Balance as at 1 January 2021	**513**	**2,521**	**132**	**195**	**13**	**20**	**3,394**
Additions	–	–	–	–	39	23	62
Additions from business combinations	455	1,264	318	223	–	–	2,260
Disposals	–	–	–	–	(1)	–	(1)
Foreign exchange and other movements	62	229	27	30	2	0	350
Balance as at 31 December 2021	**1,030**	**4,014**	**477**	**448**	**53**	**43**	**6,065**
Additions	–	–	–	–	91	26	117
Disposals	(0)	–	–	–	–	(1)	(1)
Reclassifications	–	–	–	–	16	(16)	–
Foreign exchange and other movements	12	(6)	19	8	(0)	(2)	30
Balance as at 31 December 2022	**1,042**	**4,008**	**496**	**456**	**159**	**49**	**6,210**
Accumulated amortisation and impairment							
Balance as at 1 January 2021	**(24)**	**(104)**	**(18)**	**(30)**	**(1)**	**(11)**	**(188)**
Amortisation expense	(45)	(129)	(40)	(70)	(8)	(6)	(298)
Impairment expense	(11)	(18)	(7)	–	–	0	(36)
Foreign exchange and other movements	(3)	(5)	(1)	(5)	1	1	(12)
Balance as at 31 December 2021	**(83)**	**(256)**	**(66)**	**(105)**	**(8)**	**(16)**	**(534)**
Disposals	0	0	–	–	0	0	0
Amortisation expense	(57)	(159)	(61)	(90)	(41)	(5)	(413)
Impairment expense	(9)	(48)	(2)	(2)	–	(0)	(61)
Foreign exchange and other movements	2	6	0	4	(1)	3	15
Balance as at 31 December 2022	**(147)**	**(457)**	**(129)**	**(193)**	**(50)**	**(18)**	**(993)**
Balance as at 31 December 2021	**947**	**3,758**	**411**	**343**	**45**	**27**	**5,531**
Balance as at 31 December 2022	**895**	**3,551**	**367**	**263**	**110**	**31**	**5,217**

Brand names, consumer lists, Partner databases and the technology platforms relate primarily to acquired intangible assets of Grubhub, Just Eat, Yourdelivery and 10bis.

The additions include an amount of €24 million related to capitalised share-based payments (2021: €9 million).

Development costs relate to internally developed technology platforms, merchant tools, mobile apps, websites and content.

Intangible assets other than goodwill are reviewed at each reporting period to determine whether there is any indication that the assets may be impaired. If an impairment indicator is identified, an impairment test is carried out in line with the general impairment testing policy for intangible assets. In 2022, an impairment loss of €61 million was recognised (2021: €36 million). Reference is made to Note 12 Goodwill for more information on the impairments in 2022.

14 Property and equipment

Accounting policy

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses (if any). Depreciation is recognised to write off the cost of an item of property and equipment, less any residual value, over its estimated useful life using a straight-line depreciation method. It is calculated as a fixed percentage of cost and is recognised from the date an asset is available for use.

The following useful lives are used in the calculation of depreciation:
- Leasehold improvements: over the lease term
- Ordering devices 2 years
- Other equipment: 3-5 years

The economic useful lives of the leasehold improvements have been aligned with the lease period agreed with the landlords. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any resulting gain or loss is measured as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss when the asset is derecognised.

€ millions	Leasehold improvements	Ordering devices	Other equipment	Total
Cost				
Balance as at 1 January 2021	**25**	**–**	**39**	**64**
Additions	23	46	29	98
Additions from business combinations	43	17	16	76
Disposals	(2)	(1)	(5)	(8)
Foreign exchange and other movements	6	15	(10)	11
Balance as at 31 December 2021	**95**	**77**	**69**	**241**
Additions	40	39	32	111
Disposals	(2)	(7)	(3)	(11)
Foreign exchange and other movements	(1)	0	2	1
Balance as at 31 December 2022	**132**	**109**	**100**	**342**
Accumulated depreciation				
Balance as at 1 January 2021	**(7)**	**–**	**(10)**	**(17)**
Depreciation expense	(10)	(17)	(16)	(43)
Disposals	2	(0)	4	6
Foreign exchange and other movements	(1)	(0)	(1)	(2)
Balance as at 31 December 2021	**(16)**	**(17)**	**(23)**	**(56)**
Disposals	1	4	2	8
Depreciation expense	(20)	(40)	(28)	(87)
Impairment expense	(6)	(2)	(1)	(9)
Foreign exchange and other movements	1	1	1	2
Balance as at 31 December 2022	**(40)**	**(54)**	**(48)**	**(142)**
Balance as at 31 December 2021	**79**	**60**	**46**	**185**
Balance as at 31 December 2022	**92**	**56**	**52**	**200**

As at 31 December 2022, there were no contractual commitments entered into by Just Eat Takeaway.com for leasehold improvements (2021: €16 million) or for other property and equipment (2021: €1 million).

During 2022, an impairment loss of €9 million on items of property and equipment was recognised (2021: nil).

As at 31 December 2022, no assets were pledged as security for borrowings of Just Eat Takeaway.com (2021: nil).

15 Investments in associates

Accounting policy

An associate is an entity over which Just Eat Takeaway.com has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is where Just Eat Takeaway.com has the power to participate in the financial and operating policy decisions of the investee but does not control or have joint control over those decisions.

The results, assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting from the date on which the investee becomes an associate. The investment in an associate is initially recognised at cost in the Consolidated statement of financial position. At the acquisition date, any excess of the cost of acquisition over Just Eat Takeaway.com's share of the net fair value of the identifiable assets and liabilities of the associate is recognised as goodwill. Goodwill is included within the carrying amount of the investment.

Under the equity method, the carrying amount of the investment is adjusted to recognise changes in Just Eat Takeaway.com's share of net assets of the associate since the acquisition date. When Just Eat Takeaway.com's share of losses of an associate exceeds Just Eat Takeaway.com's interest in that associate, Just Eat Takeaway.com discontinues recognising its share of further losses. Additional losses are recognised only to the extent that Just Eat Takeaway.com has incurred legal or constructive obligations or made payments on behalf of the associate. Unrealised gains and losses resulting from transactions between Just Eat

Takeaway.com and the associate are eliminated to the extent of the interest in the associate.

Just Eat Takeaway.com discontinues the use of the equity method from the date when the investment ceases to be an associate. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any proceeds from disposing of the interest in the associate is included in the determination of the gain or loss on disposal of the associate.

Accounting judgments and estimates

On 22 November 2022, Just Eat Takeaway.com completed the sale of its 33% investment in iFood Holdings B.V. ('iFood') and IF-JE Holdings B.V. ('IF-NL') as further described below. Part of the consideration is contingent on the performance of the online food delivery sector over the next twelve months. The fair value estimation of this contingent consideration requires management to make certain assumptions as the valuation is based on selected one-year forward multiples for selected peers, as further described below, which are not readily available at each valuation date. In addition, judgment is involved in relation to the assumptions that the movements in the specific multiples are normally distributed and that they are expected to grow over time. Management uses the best available evidence, publicly available information and relies on historic trends where necessary to support these judgments.

The valuation of the contingent consideration is based on an option pricing model using the Monte Carlo method. The key sources of estimation uncertainty are around the inputs in the Monte Carlo simulation model. The parameters in the simulation model include the multiples of the peer set as of the valuation date and the expected volatility of the multiples based on historical data. The multiples of the peer set are observed variables, whereas the expected volatility is an assumption and hence the primary source of estimation uncertainty. Should the market multiples or the volatilities of the selected peers change, the impact on the valuation could be significant. Management has considered this in its sensitivity analysis. Other inputs in the calculations are the correlation of the multiples of the selected peers as well as the discount rate applied to determine the present value of the contingent consideration.

€ millions	2022	2021
Balance as at 1 January	**1,517**	**1,575**
Capital contributions	88	83
Direct equity movements from associates	–	(79)
Share of results of associates	(35)	(62)
Remeasurement to fair value less costs to sell	(359)	–
Sale of participating interests	(1,488)	–
Foreign exchange and other movements	276	0
Balance as at 31 December	**–**	**1,517**

In 2022, Just Eat Takeaway.com had investments in two associates, iFood and IF-NL, both 33% owned (2021: 33%), with the remaining 67% owned by Movile Internet Movel S.A. ('Movile'), or parties connected to Movile. Both entities were accounted for using the equity method in the Consolidated financial statements. In 2022, agreed-upon funding payments were made to iFood of €88 million (2021: €83 million).

On 19 August 2022, Just Eat Takeaway.com entered into an agreement to sell its 33% stake in iFood and IF-NL to an affiliate of Prosus N.V. ('the iFood Transaction') for a total consideration of up to €1.8 billion, consisting of €1.5 billion in cash upon closing and a deferred consideration, contingent on the performance of the online food delivery sector over the next twelve months, of up to €300 million. Just Eat Takeaway.com classified its interest in iFood as

held-for-sale as of this date, resulting in a €359 million loss upon remeasurement to fair value less costs to sell recorded as part of other gains and losses. In addition, Prosus agreed to transfer their shares in El Cocinero a Cuerda S.L. ('ECAC') to Just Eat Takeaway.com. ECAC ceased operations on 4 December 2020 and is in the process of being liquidated.

As per 22 November 2022, the date of completion of the transaction (the 'Transaction Date'), Just Eat Takeaway.com derecognised its 33% investment in iFood and IF-NL and recognised the €1.5 billion cash consideration received, as well as the estimated fair value of the contingent consideration of €4 million. Since our investment was already remeasured to fair value less costs to sell upon classification as held for sale, no further loss on disposal was recognised. The cumulative translation adjustments recognised in OCI of €84 million were recycled to other gains and losses on disposal, resulting in a €275 million net impact of disposal in the Consolidated statement of profit or loss.

The contingent consideration constitutes a financial asset under IFRS 9, which is accounted for at fair value through profit or loss. The contingent consideration of up to €300 million is receivable based on the performance of the online food delivery sector in the next 12 months (October 2022 until September 2023). The fair value is estimated using unobservable (level 3) inputs. The key inputs for the fair value determination are the average Enterprise Value ('EV') to forecasted gross merchandise value ('GMV'), and the average EV to forecasted gross profits ('GP') of a select group of peers. The enterprise value is calculated using inputs related to market capitalisation, net debt and net cash.

GMV and GP will be determined on the basis of the projections provided by certain selected analysts. The information to calculate the GMV multiple and the GP multiple will be based on the median of the analysts' forecasts of each member of the peer set for the financial year ending 31 December 2023 and for the financial year ending 31 December 2024.

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The valuation of the contingent consideration is based on an option price model using the Monte Carlo method to simulate the expected one-year forward EV/GMV and EV/GP multiples. The estimated fair value of the contingent consideration as at 31 December 2022 amounts to €5 million, resulting in a fair value gain of €1 million for 2022 recognised in other gains or losses. The valuation remains an estimate and is subject to change based on the performance of the online food delivery sector between 31 December 2022 and September 2023.

The key sensitivity in the fair value measurement is related to the volatility of the multiples for each peer and is not considered significant as at 31 December 2022.

16 Trade and other receivables

Accounting policy

Trade and other receivables are initially recognised at fair value, which is generally equal to the transaction price, and subsequently measured at amortised cost using the effective interest method (if the effect of the time value of money is material), less a loss allowance. The loss allowance for trade receivables is equal to lifetime expected credit losses ('ECL').

The ECL on trade receivables are estimated using a provision matrix by reference to historical credit loss experience based on Just Eat Takeaway.com's historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecasted direction of conditions at the reporting date, including time value of money where appropriate.

The carrying amount of trade receivables is reduced through the use of a loss allowance account and the amount of the loss is recognised within other operating expenses. When a trade receivable becomes uncollectible,

it is written off against the allowance for doubtful debts. Subsequent recoveries of amounts previously written off are credited against other operating expenses.

€ millions	2022	2021 (restated*)
Trade receivables online payment service providers	240	181
Trade receivables corporate accounts	74	74
Trade receivables Partners	3	6
Other trade receivables	15	0
Other receivables	101	46
Balance as at 31 December	**433**	**307**

* The 2021 other receivables are restated in line with IFRS 3 due to Grubhub's acquisition measurement period adjustments. Reference is made to Notes 11 and 31.

Trade receivables from online payment service providers relate to online payments of Orders settled through externally contracted online payment service providers. Trade receivables from corporate accounts relate to monthly invoicing of corporations whose employees use Just Eat Takeaway.com's B2B marketplace called JET Pay. Trade receivables Partners relate to cash-paid Orders for which Just Eat Takeaway.com issue invoices to Partners.

Trade receivables of Just Eat Takeaway.com do not have a significant financing component and the carrying amount of trade receivables represents the maximum credit exposure.

Other receivables relate mainly to accrued revenues, VAT receivables and liability insurance receivables in relation to Grubhub legal cases existing prior the business combination. Reference is made to Note 11 Business combinations and Note 28 Contingent liabilities for more details regarding Grubhub's acquisition measurement period adjustments and the Grubhub legal cases, respectively.

The closing balance by category of the gross trade receivables and corresponding loss allowance is as follows:

€ millions	Online payment service providers	Corporate accounts	Partners	Other trade receivables
Trade receivables	181	76	15	0
Loss allowance trade receivables	–	(2)	(9)	(0)
Balance as at 31 December 2021	**181**	**74**	**6**	**0**
Trade receivables	240	79	12	15
Loss allowance trade receivables	–	(4)	(9)	–
Balance as at 31 December 2022	**240**	**74**	**3**	**15**

The loss allowance for trade receivables from online payment service providers was nil as at 31 December 2022 (31 December 2021: nil).

Just Eat Takeaway.com recognises a loss allowance of 100% against all receivables over 365 days past due as it is not expected that these receivables are recoverable. There has been no change in the estimation techniques or significant assumptions made during the current reporting period. For trade receivables outstanding past due less than 365 days Just Eat Takeaway.com concluded that these are still recoverable. When there is evidence that a debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g., liquidation of the debtor or bankruptcy, Just Eat Takeaway.com writes off the respective trade receivable.

No significant amounts of trade receivables written off are subject to enforcement activities (2021: none). There were no individually impaired receivables in 2022 which have been placed under liquidation (2021: nil).

Just Eat Takeaway.com recognises a lifetime expected credit loss allowance for trade receivables. The following table details the risk profile of trade receivables based on Just Eat Takeaway.com's loss allowance matrix, which has been determined based on past default experiences and adjusted for current and

forward-looking information that reflect the economic conditions in which the debtor operates. Just Eat Takeaway.com does not consider specific concentrations of credit risk and therefore segments are not further distinguished apart from the breakdown provided below.

221

Category	ECL rate
Not overdue	5%
31-60 days	5%
61-90 days	15%
91-180 days	30%
181-365 days	70%
over 365 days	100%

There has been no change in the estimation techniques or significant assumptions made during the current reporting period.

17 Other current assets

Accounting policy

Other current assets are initially recognised at fair value, which is generally equal to the transaction price.

€ millions	2022	2021
Prepaid expenses	107	111
Deposits	3	4
Other	25	44
Balance as at 31 December	**136**	**159**

Prepaid expenses mainly include €45 million for prepaid marketing and technology expenses (2021: €59 million), €15 million for prepaid insurance (2021: €14 million) and €8 million for sponsorship agreements (2021: €7 million).

Other mainly includes the current portion of capitalised contract acquisition costs amounting to €17 million as at 31 December 2022 (2021: short-term investments of €35 million). Reference is made to Note 4 Revenue for more details on contract acquisition assets.

18 Cash and cash equivalents

Accounting policy

Cash and cash equivalents are stated at face value. These comprise cash balances, deposits held on call with banks, money market funds and other short-term highly liquid investments (maturity less than 3 months from acquisition date) that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.
Items classified as restricted are cash and cash equivalents that are contractually or legally restricted for withdrawal or usage by Just Eat Takeaway.com for operational expenditures.

Impairment of cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures.

€ millions	2022	2021
Cash and cash equivalents	1,869	1,066
Restricted cash	151	254
Balance as at 31 December	**2,020**	**1,320**

Cash and cash equivalents include investments in money market funds that invest in marketable debt obligations and securities of governments, corporates and financial institutions. The amount invested in money market funds as at 31 December 2022 amounted to €1,070 million (31 December 2021: nil).

As at 31 December 2022, Just Eat Takeaway.com had issued bank guarantees amounting to €37 million (31 December 2021: €28 million) and had no outstanding letters of credit issued (31 December 2021: €7 million). Cash and cash equivalents are not restricted in relation to cross-border cash movements or repatriation due to tax complications.

The impairment allowance as at 31 December 2022 amounted to nil (2021: nil). Just Eat Takeaway.com considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties.

Stichting Derdengelden Takeaway.com acts as trustee in several European countries. Stichting Derdengelden Takeaway.com collects the Order values paid by consumers in the designated countries through third-party payment service providers and remits the values to Partners after deducting commissions, delivery and other fees. Just Eat Takeaway.com controls Stichting Derdengelden Takeaway.com and, consequently, the foundation is consolidated. No equity interest is held in the foundation. Order values to be remitted to Partners and held by Stichting Derdengelden Takeaway.com amount to €53 million as at

31 December 2022. This balance is presented as restricted cash (31 December 2021: €63 million).

In addition, restricted cash includes a cash balance of €98 million (31 December 2021: €190 million) that is contractually restricted from general use for a maximum duration of two years.

19 Equity

Accounting policy

Share capital

Ordinary share capital is classified as share capital.

Share premium

Share premium is the excess of the amount received by the Company over and above the nominal value of its shares issued. Incremental costs directly attributable to the issue of new shares are shown in shareholders' equity as a deduction, net of tax, from the proceeds and are presented as share premium.

Authorised share capital

The authorised share capital is the maximum share capital that the Company can issue under the terms of the Articles of Association.

Treasury shares

Where the Company purchases its own equity instruments, for example as the result of a share buy-back or a share-based payment plan, the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the owners of the Company as treasury shares until the shares are cancelled or reissued.

The Company's authorised share capital as at 31 December 2022 amounted to €16 million (31 December 2021: €16 million), divided into 400,000,000 shares with a nominal value of €0.04 each.

Share capital

The Company had issued 215,090,869 shares at nominal value €0.04 each, amounting to an issued share capital of €9 million as at 31 December 2022 (31 December 2021: 211,932,766 ordinary shares at nominal value €0.04 each, amounting to an issued share capital of €8 million). All shares have been issued and paid-up.

	2022	2021
Balance as at 1 January	211,932,766	148,758,803
Issued during the year:		
Issuances in connection with acquisitions	–	62,798,005
Issuances upon vesting or exercise under share (option) plans	3,158,103	375,958
Balance as at 31 December	215,090,869	211,932,766

During the year, the Company issued a total of 3,344,859 shares (2021: 1,000,000) with a nominal value of €0.04 each to be held by Stichting Administratiekantoor Takeaway.com ('STAK') to fulfil potential future obligations under various share-based payment plans (reference is made to Note 7 Share-based payments for more details on each of these plans). Of those shares issued, 893,522 shares are still held by the STAK as at 31 December 2022 (31 December 2021: 688,434). No ordinary shares were issued in relation to acquisitions (2021: 62.8 million ordinary shares in relation to the Grubhub Acquisition).

223

Preference share capital

The Articles of Association do not foresee the possibility to issue preference shares. Therefore, the Company had no outstanding preference shares as at 31 December 2022 (31 December 2021: none).

Share premium

The share premium reserve amounted to €13,607 million as at 31 December 2022 (31 December 2021: €13,450 million). The movement is caused by the shares issued in relation to share (option) plans and the reclassification from the share-based payment reserve of their corresponding fair value exceeding their nominal value.

Foreign currency translation reserve

The foreign currency translation reserve comprises foreign currency translation differences arising from the translation of assets and liabilities of foreign operations and from translation of goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign operation. When a foreign operation is sold, exchange differences recorded in this reserve prior to the sale are reclassified from shareholders' equity to profit or loss as part of the gain or loss on divestment. This reserve is not available for distribution and is classified as a legal reserve under Dutch law.

Fair value through OCI reserve

The fair value through OCI reserve amounted to nil as at 31 December 2022 (31 December 2021: nil). An amount of €323 million was reclassified within equity to accumulated deficits in 2021. This was related to the fair value gain recognised in 2020 for Just Eat Takeaway.com's investment in Just Eat prior to obtaining control.

Equity-settled share-based payments reserve

The equity-settled share-based payments reserve relates to shares and share options granted by the Company to each of the Managing Directors under the LTIPs and STIs as well as the share-based payment plans in place for employees. Reference is made to Note 7 Share-based payments for more details on each of these plans. Each share option can be converted into one share of the Company upon exercise. No amounts are paid or payable to the Company by the participants for the vesting of shares. Upon exercise of vested share options, the exercise price related to the share options must be paid by the participant. The share options, vested or unvested, carry neither rights to dividends nor voting rights. Share options may be exercised at any time from the dates of vesting to the dates of their expiry, subject to the boundaries of the Company's insider dealing rules.

Equity component of convertible bonds

The equity component of convertible bonds reserve amounted to €195 million as at 31 December 2022 (31 December 2021: €198 million) and relates to the conversion option, net of tax, included in the convertible bonds. Reference is made to Note 21 Borrowings for the disclosure on the convertible bonds.

Accumulated deficits

Accumulated deficits are related to past net losses allocated to shareholders' equity. According to article 10.1 of the Articles of Association, the Company's result is freely at the disposal of the shareholders, provided that total shareholders' equity exceeds the called-up and paid-up capital of the Company, increased by legal and statutory reserves. In accordance with article 10.1.8 of the Articles of Association, the Management Board is authorised to determine the allocation of a deficit to be included in the Company financial statements. The Articles of Association can be found on our corporate website.

The Management Board has proposed that the net loss of 2022, amounting to €5,667 million (2021: €1,031 million), should be allocated to accumulated deficits.

20 Basic and diluted loss per share

Accounting policy

Basic loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year, including any outstanding nil-cost options that have vested under employee share-based payment plans (reference is made to Note 7 Share-based payments).

Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted-average number of shares outstanding during the period, for the effects of all dilutive potential ordinary shares. The effect of anti-dilutive potential ordinary shares is ignored in calculating diluted earnings per share.

Numbers of ordinary shares

Numbers of weighted-average shares used in the calculation of basic and diluted loss per share are as follows:

	2022	2021
For the purpose of basic loss per share	213,726,410	183,828,591
For the purpose of diluted loss per share	213,726,410	183,828,591

The number of potential dilutive weighted-average shares not taken in consideration above, due to their anti-dilutive effect, amount to 22,569,190 ordinary shares (2021: 18,062,459 ordinary shares), related to the convertible bonds and share-based payment plans.

Basic and diluted loss per share

The loss used in the calculation of basic and diluted loss per share are as follows:

€ millions	2022	2021
Loss attributable to the owners of the Company	(5,667)	(1,031)

21 Borrowings

Accounting policy

Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequently, amounts are stated at amortised cost with the difference being recognised in the consolidated statement of profit or loss and OCI over the term of the borrowings using the effective interest rate method.

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Compound instruments, such as convertible bonds, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments is an equity instrument.

225

€ millions	2022	2021 (restated*)
2019 convertible bonds (2,500 notes at €100,000 par value)	243	237
2020 convertible bonds (3,000 notes at €100,000 par value)	267	258
2021 convertible bonds "A" (6,000 notes at €100,000 par value)	559	544
2021 convertible bonds "B" (5,000 notes at €100,000 par value)	443	433
Senior notes	490	464
Bank loan	–	300
Borrowings - non-current	**2,001**	**2,236**
2019 convertible bonds (2,500 notes at €100,000 par value)	2	3
2020 convertible bonds (3,000 notes at €100,000 par value)	1	1
2021 convertible bonds "B" (5,000 notes at €100,000 par value)	1	1
Senior notes	–	–
Borrowings - current	**4**	**5**
Borrowings - total	**2,005**	**2,241**

* The comparative information is restated due to the reclassification of amounts previously presented as the current portion of the convertible bonds and senior notes to non-current liabilities. This is due to the fact that most of the coupon payments made in 2022 and presented as current liabilities in 2021 related to interest not yet incurred as at 31 December 2021 and, therefore, should be reflected within non-current liabilities.

The current borrowings relate fully to the interest outstanding as at 31 December, payable within 12 months, on the 2021 convertible bonds, the 2020 convertible bonds and the 2019 convertible bonds.

€ millions	2022	2021
Balance as at 1 January	**2,241**	**483**
Proceeds from issue of 2021 convertible bond "A"	–	609
Proceeds from issue of 2021 convertible bond "B"	–	500
Proceeds from loan	–	300
Transaction costs	–	(15)
Net proceeds	**–**	**1,394**
Additions from business combinations (senior notes)	–	447
Amount classified as equity (net of transaction costs)	–	(139)
Accrued interest	74	60
Interest paid	(38)	(35)
Repayment of loan	(300)	–
Foreign exchange movements	29	31
Balance as at 31 December	**2,005**	**2,241**

The interest paid on borrowings in 2022 is related to convertible bonds for €12 million (2021: €11 million) and to senior notes for €26 million (2021: €24 million).

2021 convertible bonds

On 2 February 2021, the Company issued convertible bonds of €1.1 billion, consisting of two tranches with aggregate principal amounts of €600 million due August 2025 (Tranche A), and €500 million due February 2028 (Tranche B). The bonds may be converted into ordinary shares in the Company in accordance with the terms and conditions of the bonds.

The convertible bonds were issued at 101.5% (Tranche A) and at 100% (Tranche B) of their nominal value in denominations of €100,000 each. Tranche A convertible bonds do not bear interest. Tranche B convertible bonds bear interest at a rate of 0.625% per annum, payable semi-annually in arrears in equal instalments on 9 February and 9 August of each year, which commenced on 9 August 2021. The initial conversion price of the convertible bonds was set at €135.58 (Tranche A) and €144.93 (Tranche B).

2020 convertible bonds
On 30 April 2020, the Company issued convertible bonds due April 2026 (''the 2020 convertible bonds'') at 100% of their nominal value in an aggregate principal amount of €300 million. The 2020 convertible bonds bear interest at a rate of 1.25% payable semi-annually in arrears in equal instalments on 30 April and 30 October of each year. The 2020 convertible bonds have a maturity of six years and a denomination of €100,000 each. The 2020 bonds are redeemable prior to maturity and convertible into ordinary shares in the Company in accordance with the terms and conditions of the bonds.

2019 convertible bonds
On 18 January 2019, the Company issued convertible bonds due January 2024 (''the 2019 convertible bonds'') at 100% of their nominal value in an aggregate principal amount of €250 million. The 2019 convertible bonds carry an interest rate of 2.25% payable semi-annually in arrears in equal instalments on 25 January and 25 July of each year. The 2019 convertible bonds have a maturity of five years and a denomination of €100,000 each. The 2019 convertible bonds are redeemable prior to maturity and convertible into ordinary shares in the Company in accordance with the terms and conditions of the bonds.

Senior notes
In June 2019, Grubhub Holdings Inc., a wholly owned subsidiary of Grubhub, issued senior notes at par for an aggregate principal amount of $500 million (the "senior notes"). The senior notes were issued pursuant to an indenture,

dated 10 June 2019 (the "Indenture"), amongst Grubhub Holdings Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee (the "Trustee"). The senior notes are due in July 2027 and bear interest at 5.50% per annum, payable semi-annually in June and December of each year. The senior notes are redeemable prior to maturity in accordance with the terms of the Indenture.

In connection with the closing of the Grubhub Acquisition, Merger Sub II, Inc. ("New Grubhub Inc."), Grubhub Holdings Inc. and the Trustee entered into a Supplemental Indenture (the "Supplemental Indenture") to the Indenture. Pursuant to the terms of the Supplemental Indenture, New Grubhub Inc. assumed all obligations of Grubhub Inc. under the Indenture and the senior notes.

Following the Grubhub Acquisition, the senior notes are guaranteed on a senior unsecured basis by Grubhub Holdings Inc. and each of its existing and future wholly owned domestic restricted subsidiaries that guaranteed Grubhub Holdings Inc.'s prior credit facility, or that guarantees certain other indebtedness or indebtedness of a guarantor. The Indenture contains customary covenants.

Revolving credit facility
Just Eat Takeaway.com has a revolving credit facility amounting to approximately €400 million, denominated in two tranches of £171 million and €200 million, and which expires on 9 March 2026.

In June 2021, a waiver was obtained allowing the Company to not perform covenant testing and to not provide compliance certificates for reporting periods from 30 June 2021 to 31 December 2022 (inclusive) in return for the Company agreeing not to draw on the facility.

In December 2022, the facility was amended mainly to relax the leverage covenant, which enables the facility to be drawn from 1 January 2023 if Just Eat

Takeaway.com had positive Adjusted EBITDA in the second half of 2022 and if a minimum amount of cash is maintained across Just Eat Takeaway.com. As at 31 December 2022, these conditions have been met and the facility will remain available if an amended leverage covenant and other financial covenants are met from 30 June 2023.

The facility was undrawn at year end 2022 (2021: undrawn).

Bank loan

In December 2021, Takeaway.com Group B.V received a loan from ING Bank N.V of which the principal was repayable in two years as a bullet payment, subject to variable interest rates and customary covenants. The loan was repaid in full in December 2022.

22 Provisions

Accounting policy

Provisions are recognised when Just Eat Takeaway.com has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the best estimate of the expenditure required to settle the obligation at the reporting date, considering the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the obligation, the carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

Accounting estimates

In determining the likelihood and timing of potential cash outflows, Just Eat Takeaway.com needs to make estimates. For provisions related to claims and litigation, the assessment is based on internal and external legal assistance as well as established precedents.

Provisions mainly relate to claims and litigation that arise in the ordinary course of business. The outcome depends on future events, which are by nature uncertain. Movements in provisions were as follows:

€ millions	Provisions
Balance as at 1 January 2022*	**140**
Additions	47
Releases	(64)
Usage	(14)
Foreign exchange and other movements	6
Balance as at 31 December 2022	**115**
Non-current provisions	24
Current provisions	91
Balance as at 31 December 2022	**115**

* The opening balance of provisions is restated in line with IFRS 3 due to Grubhub's acquisition measurement period adjustments. Reference is made to Notes 11 and 31.

Provisions as at 31 December 2022 mainly relate to several Grubhub claims, the majority of which already existed prior to the business combination. The Australian Tax Office related provision was released during 2022, reference is made to Note 28 Contingent liabilities for more details.

23 Trade and other liabilities

Accounting policy

Trade and other liabilities are initially measured at fair value and subsequently measured at amortised cost using the effective interest rate method.

Contract liability

The timing of revenue recognition may differ from the timing of collections from consumers. Just Eat Takeaway.com's contract liability balance, which is included in trade and other liabilities, is primarily composed of unredeemed gift cards (prepaid cards) and customer care vouchers. Upon redemption, revenues are recognised as part of Order-driven revenue and the contract liability is released to settle all or a portion of the receivable due from the consumer. Most contract liabilities are released within a year.

€ millions	2022	2021
Trade payables	**479**	**484**
Trade payables	27	45
Amounts due to Partners	453	439
Other liabilities	**704**	**598**
Accrued staff expenses	66	76
VAT, wage and withholding taxes, social security charges and pension premiums	153	115
Other	485	407
Balance as at 31 December	**1,183**	**1,082**

Just Eat Takeaway.com has a policy in place to ensure that all liabilities are paid within the pre-agreed credit terms.

In 2022, other mainly represents contract liabilities of €121 million (2021: €99 million), the share-based payment liability in relation to the Amazon commercial agreement of €48 million (2021: nil), accrued courier-related expenses of €82 million (2021: €73 million), accrued marketing expenses of €65 million (2021: €64 million), accrued online payment fees of €18 million (2021: €18 million), accrued professional and legal fees of €51 million (2021: €17 million), accrued telecommunication and IT expenses of €20 million (2021: €13 million) and digital service tax payable of €5 million (2021: €4 million).

24 Financial instruments

Accounting policy

Financial assets and financial liabilities are recognised in Just Eat Takeaway.com's consolidated statement of financial position when Just Eat Takeaway.com becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value, except for trade and other receivables which are measured at their transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss. The classification of financial assets is based on the business model in which the asset is held and the contractual terms of the financial asset that give rise to cashflows.

Financial assets are classified into one of three measurement categories:

- Amortised cost;

- Fair value through the statement of other comprehensive income (FVTOCI); or
- Fair value through profit or loss (FVTPL).

Just Eat Takeaway.com recognises a loss allowance for expected credit losses on investments in debt instruments that are measured at amortised cost or at FVTOCI, lease receivables, trade and other receivables and contract assets. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

Financial liabilities are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The convertible bonds have two components, one that creates a financial liability (the obligation to make scheduled payments of interest and principal) for Just Eat Takeaway.com and one that grants an option to the holder of the instrument to convert it into an equity instrument of the Company. These components are recognised separately as debt and equity respectively.

Financial liabilities are subsequently measured at amortised cost using the effective-interest method, with interest expense recognised in profit or loss.

Derivative financial instruments are recognised initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss. A derivative with a positive fair value is recognised as a financial asset whereas a derivative with a negative fair value is recognised as a financial liability. Derivatives are not offset in the

Consolidated financial statements unless Just Eat Takeaway.com has both a legally enforceable right and an intention to offset.

Just Eat Takeaway.com derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. On derecognition of a financial asset measured at amortised cost, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognised in the statement of profit or loss.

Just Eat Takeaway.com derecognises financial liabilities when, and only when, its obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in the statement of profit or loss.

Capital management
Just Eat Takeaway.com manages its capital to ensure that legal entities in Just Eat Takeaway.com will be able to continue as going concern while maximising the return to stakeholders through the optimisation of its debt and equity financing. Just Eat Takeaway.com's overall strategy remains unchanged from 2021.

The capital structure consists of net debt, being borrowings as disclosed in Note 21 after deducting available cash and cash equivalents as disclosed in Note 18, and shareholders' equity comprising issued ordinary share capital, share premium, reserves and accumulated deficits as disclosed in Note 19.

The Management Board reviews the capital structure of Just Eat Takeaway.com on a quarterly basis. As part of this review, the Management Board considers the cost of capital and the risks associated with each class of capital.

€ millions	2022	2021 (restated*)
Short-term borrowings	4	5
Long-term borrowings	2,001	2,236
Lease liabilities	375	375
Cash and cash equivalents	(2,020)	(1,320)
excl. restricted cash	151	254
Net debt	**511**	**1,550**
Shareholders' equity	7,903	13,050

* The comparative information is restated due to the reclassification of amounts previously presented as the current portion of the convertible bonds and senior notes to non-current liabilities. Reference is made to Note 21.

Financial risk management objectives

Just Eat Takeaway.com's activities are exposed to several financial risks. Just Eat Takeaway.com seeks to minimise the effects of market risk, credit risk and liquidity risk based on charters and policies.

Derivatives

Just Eat Takeaway.com entered into foreign exchange forward contracts during the year to hedge underlying exposures. Of these, $59 million were still outstanding as at 31 December 2022 (2021: $77 million). Just Eat Takeaway.com does not apply hedge accounting and does not enter into derivative financial instruments for speculative purposes. It is the policy of Just Eat Takeaway.com to enter only, insofar as necessary and applicable, into foreign exchange forward contracts to manage the foreign currency risk associated with non-EUR-denominated operating costs and intercompany positions. The forward contracts outstanding as at 31 December 2022 have maturity dates ranging between January 2023 and December 2023.

Market risk

Just Eat Takeaway.com's activities expose it to the financial risks of changes in foreign currency exchange rates and interest rates. There has been no change to Just Eat Takeaway.com's exposure to market risk or the manner in which these risks are managed and measured.

Foreign currency risk

Foreign exchange risk is the risk to earnings or capital arising from movement of foreign exchange rates. Just Eat Takeaway.com undertakes transactions denominated in foreign currencies and, therefore, currency fluctuations may impact Just Eat Takeaway.com's financial results.

The carrying amounts of Just Eat Takeaway.com's main foreign currency denominated monetary assets and liabilities at the reporting date are as follows:

€ millions	31 December 2022		31 December 2021	
	Assets	Liabilities	Assets	Liabilities
USD	348	260	49	15
EUR	143	41	4	75
ILS	84	98	74	87
GBP	62	66	309	34
AUD	34	24	68	13

Foreign currency sensitivity

Just Eat Takeaway.com is mainly exposed to changes in foreign currency fluctuations of the United States dollar, Euro, Israeli Shekel, British pound, and Australian dollar. The Euro relates to exposure to the exchange rate fluctuations of the Euro within subsidiaries which have other functional currencies.

A sensitivity analysis was performed to determine the impact on Just Eat Takeaway.com's loss and equity of a 5% change in the relevant foreign currency exchange rates, with all other variables held constant. The analysis included only outstanding foreign currency denominated monetary assets and liabilities (i.e., those monetary assets and liabilities denominated in a currency that differs from the Just Eat Takeaway.com entities' functional currencies).

The 5% change is based on the sensitivity rate used when reporting foreign currency risk internally to the Management Board and represents management's assessment of the reasonably possible change in foreign exchange rates. It was concluded that a reasonably possible change in the relevant foreign currency exchange rates would have an immaterial impact on Just Eat Takeaway.com's loss.

Interest rate risk

Just Eat Takeaway.com has limited exposure to interest rate risk on borrowings due to existing borrowings almost entirely being at fixed interest rates. In December 2022, Just Eat Takeaway.com repaid in full its bank loan which had a floating interest rate. As at 31 December 2022, there were no outstanding drawings under the revolving credit facility which carries a floating interest rate.

An analysis of the undiscounted cash flows of financial liabilities is detailed in the liquidity risk management section below.

Surplus cash is invested in short-term investments at floating interest rates.

Credit risk

Credit risk refers to the risk that a Partner, consumer, or other counterparty will default on its contractual obligations resulting in financial loss to Just Eat Takeaway.com. In the event Just Eat Takeaway.com decides to assume more credit risk through asset concentrations or adoption of new credit standards in conjunction with untested business lines, it will properly evaluate the impact this action will have on its liquidity.

Just Eat Takeaway.com invests in AAA rated money market funds that invest in marketable debt obligations and securities of governments, corporates and financial institutions. These funds are measured at fair value through profit and loss and are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Just Eat Takeaway.com structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower, or groups of borrowers and industry segments. Such risks are monitored on a revolving basis and are subject to frequent reviews. The Management Board periodically discusses the level of credit exposure from Partners and corporate accounts at its meetings. Just Eat Takeaway.com usually collects trade receivables within seven days. Reference is made to Note 16 Trade and other receivables for details on Just Eat Takeaway.com's exposure to credit risk and the measurement bases used to determine expected credit losses for trade receivables.

Trade receivables consist of many unrelated Partners in various geographical areas. Just Eat Takeaway.com's credit risk is reduced by its business model which allows it to offset payables to Partners against receivables of Partners. Just Eat Takeaway.com does not have significant credit risk exposure to any single counterparty. The credit risk on readily available funds is limited because the counterparties are financial institutions with strong credit-ratings assigned by international credit-rating agencies.

Liquidity risk

This is the risk to earnings or capital arising from a possible scenario that Just Eat Takeaway.com might not be able to meet its obligations when they become due, without incurring unacceptable losses. Liquidity risk includes the inability to manage unplanned decreases or changes in funding sources. Liquidity risk also arises from a failure to recognise or address changes in the market conditions that affect the ability to liquidate assets quickly and with minimal loss in value.

Ultimate responsibility for liquidity risk management rests with the Management Board, which has established an appropriate liquidity risk approach for the management of Just Eat Takeaway.com's short-, medium- and long-term funding and liquidity management requirements. Just Eat Takeaway.com manages liquidity risk by maintaining adequate cash reserves, by continuously monitoring cash flows, and by matching the maturity profiles of financial assets and liabilities.

The table below summarises the maturity profile of Just Eat Takeaway.com's financial liabilities. The table sets forth the undiscounted cash flows at the earliest date on which Just Eat Takeaway.com can be required to pay. The tables include both interest and principal cash flows:

€ millions	Less than one year	Between one and five years	More than five years
31 December 2022			
Trade and other liabilities	1,183	–	–
Lease liability	63	225	101
Convertible bonds & senior notes	38	1,733	502
Revolving credit facility	–	–	–
Total monetary liabilities	**1,284**	**1,958**	**603**
31 December 2021			
Trade and other liabilities	1,082	–	–
Lease liability	59	201	137
Convertible bonds & Senior Notes	37	431	1,558
Bank Loan	–	300	–
Revolving credit facility	–	–	–
Total monetary liabilities	**1,178**	**932**	**1,695**

For leases, reference is made to Note 25.

Fair value measurements

The Management Board considers that the carrying amounts of financial assets and financial liabilities, other than the convertible bonds and the senior notes, recognised in the Consolidated financial statements approximate their fair values. The valuation techniques described below have been applied to determine the fair values.

Woowa investment

As at 31 December 2022, Just Eat Takeaway.com's 0.24% equity investment in Woowa Brothers Corp. acquired in 2019 amounts to €4 million and is measured at FVTPL (31 December 2021: €9 million). The investment is included in other non-current assets and the €5 million fair value loss for 2022 is recorded as part of other gains and losses (2021: gain of €1 million). The fair value has been determined with reference to unobservable inputs and constitutes a level 3 valuation within the fair value hierarchy. A change of 5% in the inputs used would not result in a material adjustment in the fair value as at 31 December 2022.

Derivatives

The forward contracts are included in other current assets and the respective gains and losses are recognised in the statement of profit or loss and OCI. A fair value gain of €0 million was recognised in 2022 (2021: fair value gain of €2 million) as part of finance income.

The fair value is determined based on the present value of future cash flows using the forward exchange rates at the end of the reporting period and high credit quality yield curves in the respective currencies. This constitutes a level 2 valuation within the fair value hierarchy.

Convertible bonds, senior notes and bank loan

The fair values of the convertible bonds amount to €1,316 million as at 31 December 2022 (2021: €1,412 million), of which the fair value of the

233

conversion option is not considered significant in light of the conversion price compared to the Company's share price. The fair value of the senior notes amounts to €339 million (2021: €438 million) as at 31 December 2022. The fair values deviate from the carrying amounts due to changes in market interest rates and credit spreads since the date of issue of the convertible bonds and senior notes which carry a fixed coupon interest rate.

The fair values are determined using observable inputs including, amongst other things, credit spreads. These constitute level 2 valuations within the fair value hierarchy.

Management considered that the carrying value of the loan received from ING Bank N.V. in December 2021 and repaid in December 2022 approximated its fair value as at 31 December 2021.

Contingent consideration iFood sale
The contingent consideration of up to €300 million constitutes a financial asset under IFRS 9, which is accounted for at FVTPL. The fair value is estimated with reference to unobservable inputs. This constitutes a level 3 valuation within the fair value hierarchy.

The estimated fair value of the contingent consideration as at 31 December 2022 amounts to €5 million, resulting in a fair value gain of €1 million since the completion of the iFood sale on 22 November 2022. This gain is included in other gains and losses. Reference is made to Note 15 Investments in associates for more details on the fair value determination and sensitivities included therein.

25 Leases

Accounting policy

Just Eat Takeaway.com assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee

A right-of-use asset and a lease liability are recognised at the lease commencement date.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the interest rate implicit in the lease. If this rate cannot be readily determined, the lessee uses its incremental borrowing rate. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The right-of-use asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received, and any initial direct costs. It is subsequently measured at cost less accumulated depreciation and impairment losses. The useful life for a right-of-use asset is equal to the corresponding lease term. If there is evidence that the remaining useful life of the underlying asset is lower than the lease term, then the useful life is used.

Whenever an obligation is incurred for costs to restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects the expectation to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease. Just Eat Takeaway.com applies the general impairment of non-financial assets requirements to determine whether a right-of-use asset is impaired.

Just Eat Takeaway.com applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Just Eat Takeaway.com applies the lease of low-value assets recognition exemption to leases of bikes and office equipment that are considered low value (i.e., below €5,000). Lease payments on short-term leases and leases of low-value assets are recognised as expenses on a straight-line basis over the lease terms.

Just Eat Takeaway.com applies a single discount rate to a portfolio of leases with reasonably similar characteristics. Many leases contain extension and termination options which are included in the lease terms if Just Eat Takeaway.com is reasonably certain that they will be exercised.

As a lessor

Leases for which Just Eat Takeaway.com is a lessor are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases. When Just Eat Takeaway.com is an intermediate lessor, it accounts for the head lease and the sub-lease as two separate contracts. The sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

€ millions	Right-of-use asset		
	Real estate	Vehicles	Total
Cost			
Balance as at 1 January 2021	**99**	**6**	**105**
Additions	218	3	221
Additions from business combinations	101	–	101
Disposals	(14)	(2)	(16)
Foreign exchange and other movements	5	1	6
Balance as at 31 December 2021	**409**	**8**	**417**
Additions	54	4	57
Disposals	(15)	(2)	(17)
Foreign exchange and other movements	6	(0)	6
Balance as at 31 December 2022	**454**	**9**	**463**
Accumulated depreciation			
Balance as at 1 January 2021	**(25)**	**(3)**	**(28)**
Depreciation	(45)	(2)	(47)
Disposals	9	1	10
Foreign exchange and other movements	2	(0)	2
Balance as at 31 December 2021	**(59)**	**(4)**	**(63)**
Depreciation	(64)	(3)	(67)
Impairment	(11)	–	(11)
Disposals	6	2	8
Foreign exchange and other movements	3	(1)	2
Balance as at 31 December 2022	**(125)**	**(5)**	**(130)**
Balance as at 31 December 2021	**350**	**4**	**354**
Balance as at 31 December 2022	**329**	**4**	**333**

235

Lease liability movements

€ millions	2022	2021
Balance as at 1 January	**375**	**87**
Additions	63	217
Additions from business combinations	–	102
Disposals	(8)	(6)
Interest expense	7	5
Lease payments	(66)	(42)
Foreign exchange and other movements	5	12
Balance as at 31 December	**375**	**375**

As at 31 December 2022, the short-term portion of the lease liabilities amounted to €64 million (2021: €59 million).

Just Eat Takeaway.com has eight finance sub-lease contracts in relation to office facilities in which it acts as lessor. These contracts are classified as finance leases under IFRS 16. Net investment in the leases is included in other non-current assets and the corresponding interest income is included in finance income.

Income and expenses

€ millions	2022	2021
Depreciation expenses on right-of-use assets	(67)	(47)
Impairment expense on right-of-use assets	(11)	–
Interest expenses on lease liabilities	(7)	(5)
Expenses relating to short-term leases	(2)	(5)
Expenses relating to low value leases	(10)	(1)
Total	**(97)**	**(58)**

Cash outflow for leases

The total cash outflow for leases amounted to €66 million (2021: €42 million) including interest payments of €7 million (2021: €5 million).

Just Eat Takeaway.com's approach to liquidity risk is set out in Note 24 Financial instruments with regards to its lease liabilities.

26 Related party transactions

Accounting policy

A related party is a person or entity that is related to Just Eat Takeaway.com. These include both people and entities that have, or are subject to, the influence or control of Just Eat Takeaway.com (for example key management personnel). Transactions with related parties are accounted for in accordance with the requirements of relevant IFRS standards and take into account the substance as well as the legal form.

Balances and transactions within Just Eat Takeaway.com, which are related parties of the Company, have been eliminated upon consolidation and are not disclosed in this note. Details of transactions between Just Eat Takeaway.com and other related parties are disclosed below.

Trading transactions

During 2022, Just Eat Takeaway.com did not enter into material transactions with related parties that are not members of Just Eat Takeaway.com (2021: none).

Loans to related parties

Just Eat Takeaway.com did not enter into new loans with related parties that are not Just Eat Takeaway.com entities (2021: none).

236

Other transactions with related parties

Funding payments of €88 million were made to iFood during 2022 (2021: €83 million). Refer to Note 15 Investments in associates for more details. Other than these, there were no significant related party transactions.

Loans from related parties

There are no loans from related parties as at 31 December 2022 (31 December 2021: none).

Transactions with key management personnel of the Company

The members of the Management Board and the Supervisory Board are considered key management personnel as defined in IAS 24.

The remuneration policy for members of the Management Board is developed by the Supervisory Board, and subsequently approved (including amendments) by the General Meeting. On 15 May 2020, the day after the AGM 2020, the current remuneration policy entered into force. During the 2022, the policy was amended, limited to an update of the metrics applied in the Short-Term Incentive Plan, to incorporate strategic business priorities and longer-term targets.

The total remuneration of the Management Board and Supervisory Board in 2022 is disclosed in Note 39 of the Company financial statements.

No loans, advances or guarantees were granted to members of the Management Board and Supervisory Board in 2022 (2021: none).

27 Off-balance sheet commitments

Lease arrangements

Just Eat Takeaway.com applies the short-term lease recognition exemption to its short-term leases (i.e. <1 year). It also applies the recognition exemption for leases for which the underlying asset is of low value (i.e. below €5,000). Lease payments on short-term leases and leases of low-value assets are recognised as expenses on a straight-line basis over the lease term.

Low value and short-term leases (including delivery bikes) can be specified as follows:

€ millions	2022	2021
Not later than one year	11	20
Between one and five years	6	21
More than five years	–	–
Balance as at 31 December	**17**	**41**

Commitments for other expenditure

Just Eat Takeaway.com has commitments for other expenditure as at 31 December 2022 for an amount of €226 million (31 December 2021: €273 million) mainly related to marketing, third-party Delivery and customer / technology support services contracts.

237

28 Contingent liabilities

Accounting policy
Contingent liabilities are disclosed when Just Eat Takeaway.com has:
a possible obligation as a result of past events, whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of Just Eat Takeaway.com; or
a present obligation as a result of past events that is not recognised because (i) it is not probable that an outflow of economic benefits will be required to settle the obligation; or (ii) the amount of the obligation cannot be measured with sufficient reliability.

Judgments and estimates
In determining the likelihood and timing of potential cash outflows, Just Eat Takeaway.com needs to make estimates. For contingencies, Just Eat Takeaway.com is required to exercise significant judgment to determine whether the risk of loss is remote, possible or probable. Contingencies involve inherent uncertainties including, but not limited to, court rulings and negotiations between affected parties.

Group guarantees
The Company has issued declarations of joint and several liability for Takeaway.com Group B.V., Takeaway.com Central Core B.V., Takeaway.com European Operations B.V., Takeaway.com Payments B.V. and Takeaway.com Express Netherlands B.V., in accordance with Section 403 of Part 9 of Book 2 of the Dutch Civil Code.

Takeaway.com Group B.V. has declared to be liable vis-à-vis Yourdelivery and Takeaway Express GmbH only in the subsequent fiscal year for any obligations entered into by Yourdelivery and Takeaway Express GmbH until 31 December 2022. Based on section 264 paragraph 3 of the German Commercial Code,

Yourdelivery and Takeaway Express GmbH are exempt from certain requirements of the German Commercial Code.

Takeaway.com Payments B.V. has declared that, in case Stichting Derdengelden Takeaway.com has insufficient funds to meet its payment obligations to Partners, consumers and entities within the Just Eat Takeaway.com group, it will immediately pay this deficit.

Legal proceedings
Except for the matters disclosed below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Just Eat Takeaway.com is aware), which may have, or have had in the recent past, significant effects on the Just Eat Takeaway.com's financial position or results.

Gig Economy Matters
Just Eat Takeaway.com is involved in various legal proceedings including labour and employment claims, some of which relate to the alleged misclassification of independent contractors. Legislation in this area continues to evolve. Nonetheless, Just Eat Takeaway.com believes that its approach to classification is supported by the law and intends to continue to defend itself vigorously in these matters. Just Eat Takeaway.com does not believe any of the foregoing claims will have a material impact on its Consolidated financial statements. However, there is no assurance that any claim will not be combined into a collective or class action.

In July 2018, a courier on the SkipTheDishes network filed a putative class action claim in Manitoba alleging that all couriers providing services on the Skip network in Canada are employees and not independent contractors. The relevant court has not yet determined if the claim will be certified as a class action and, if so, which couriers would be included in any such class.

While it is difficult to assess the merits or potential quantum with certainty, the current assessment is that a successful claim against Just Eat Takeaway.com is not probable. No provision has currently been recorded. Given the uncertain nature of the relevant events and liabilities, it is not practicable to provide information on the estimate of the financial effect, if any, or timing.

In Australia, the Australian Tax Office ('ATO') released a new ruling on the qualification of riders in December 2022. Based on this ruling the ATO confirmed that they will not pursue any further actions at this time towards Just Eat Takeaway.com's subsidiary Menulog Pty. Ltd. ("Menulog") and will close the pending tax audit relating to the qualification of riders of Menulog (employees or independent couriers). The provision amounting to €43 million as per 31 December 2021 has been released during 2022. Reference is made to Note 22 Provisions for details.

Civil Litigation

On 20 November 2019, a purported stockholder of Grubhub filed a putative class action complaint against Grubhub's then Chief Executive Officer Matthew Maloney, and then President and Chief Financial Officer Adam DeWitt with the United States District Court for the Northern District of Illinois, Case No. 19 Civ. 7665. The complaint, which was amended on 24 July 2020, asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, based on its allegation that the defendants made false and misleading statements about Grubhub's growth, competitive landscape, and strategy. The complaint seeks unspecified compensatory damages and attorneys' fees, amongst other relief. Following multiple mediation sessions, the parties reached a settlement of this lawsuit of $42 million which was, except for $2.5 million, fully funded by Grubhub's insurance carriers. The court granted final approval of the settlement at a hearing on 12 January 2023.

239

29 List of subsidiaries

A list of the Company's subsidiaries as at 31 December 2022 including the name, proportion of voting rights held and country of incorporation, is set out below. The Company's direct subsidiaries are shown in orange.

Company name of subsidiary undertakings	Country of incorporation	% holding
Takeaway.com Group B.V.	Amsterdam, Netherlands	100%
Takeaway.com Central Core B.V.	Amsterdam, Netherlands	100%
Hello Hungry EAD	Sofia, Bulgaria	100%
HH Delivery BG EOOD	Sofia, Bulgaria	100%
BG Menu EOOD	Sofia, Bulgaria	100%
HelloHungry Delivery S.R.L.	Bucharest, Romania	100%
HelloHungry S.A.	Bucharest, Romania	100%
Takeaway.com European Operations B.V.	Amsterdam, Netherlands	100%
Takeaway.com European Operations BV Austrian Branch	Amsterdam, Netherlands	Branch
Takeaway.com European Operations BV Belgium Branch	Amsterdam, Netherlands	Branch
Takeaway.com European Operations BV Swiss Branch	Amsterdam, Netherlands	Branch
Takeaway.com European Operations BV Portuguese Branch	Amsterdam, Netherlands	Branch
Foodarena AG	Zurich, Switzerland	100%
sto2 sp. z o.o.	Wroclaw, Poland	100%
eat.ch GmbH	Zurich, Switzerland	100%
Takeaway.com Express Netherlands B.V.	Amsterdam, Netherlands	100%
Takeaway.com Express Italy S.r.l.	Milan, Italy	100%
Takeaway.com Express France SAS	Paris, France	100%
Takeaway.com Express Denmark ApS	Copenhagen, Denmark	100%
Takeaway.com Express UK Limited	London, United Kingdom	100%
Takeaway Express Spain S.L.	Madrid, Spain	100%
Takeaway.com Express Austria GmbH	Vienna, Austria	100%
Takeaway.com Express Belgium BV	Brussels, Belgium	100%
Takeaway.com Express Norway AS	Kristiansand, Norway	100%
Takeaway.com Express Poland Sp. z o.o.	Wroclaw, Poland	100%



Company name of subsidiary undertakings	Country of incorporation	% holding
Bistro.sk a.s.	Bratislava, Slovakia	100%
yd.yourdelivery GmbH	Berlin, Germany	100%
Takeaway Express GmbH	Berlin, Germany	100%
Biscuit Holdings Israel Ltd.	Tel Aviv, Israel	100%
10bis.co.il Ltd	Tel Aviv, Israel	100%
Scoober Tel Aviv Ltd	Tel Aviv, Israel	100%
Takeaway.com Payments B.V.	Amsterdam, Netherlands	100%
Just Eat Limited	London, United Kingdom	100%
Just Eat Holding Limited	London, United Kingdom	100%
Just Eat Northern Holdings Limited	London, United Kingdom	100%
Just Eat Denmark Holding ApS	Copenhagen, Denmark	100%
Just Eat Host A/S	Copenhagen, Denmark	100%
Just Eat.dk ApS	Copenhagen, Denmark	100%
Just Eat.co.uk Limited	London, United Kingdom	100%
Hungryhouse Holdings Limited	London, United Kingdom	100%
Hungryhouse GmbH	Berlin, Germany	100%
Flyt Limited	London, United Kingdom	100%
Flyt USA Inc	Wilmington, United States	100%
Simbambili Ltd	Tel Aviv, Israel	100%
Practi Technologies Ltd	London, United Kingdom	100%
Just Eat.no AS	Oslo, Norway	100%
City Pantry Ltd	London, United Kingdom	100%
FBA Invest SAS	Paris, France	80%
Eat On Line SAS	Paris, France	80%
Just-Eat Spain S.L.	Madrid, Spain	100%
El Cocinero a Cuerda S.L.	Madrid, Spain	100%
Just-Eat Italy S.r.l.	Milan, Italy	100%
Just-Eat.lu SarL	Luxembourg, Luxembourg	100%
Skipthedishes Restaurant Services Inc.	Ottawa, Ontario, Canada	100%
Just-Eat Ireland Limited	Dublin, Ireland	100%

241



Company name of subsidiary undertakings	Country of incorporation	% holding
Just Eat Central Holdings Limited	London, United Kingdom	100%
Eatcity Limited	Dublin, Ireland	100%
Just Eat (Acquisitions) Holding Limited	London, United Kingdom	100%
Just Eat (Acquisitions) Pty Limited	Sydney, Australia	100%
Menulog Group Limited	Sydney, Australia	100%
Menulog Pty Limited	Sydney, Australia	100%
Menulog Limited	Auckland, New Zealand	100%
Orange Vests B.V.	Amsterdam, Netherlands	100%
Grubhub, Inc.	Wilmington, Delaware, United States	100%
Grubhub Holdings, Inc.	Wilmington, Delaware, United States	100%
Seamless Europe, Ltd	London, United Kingdom	100%
Slick City Media, Inc d/b/a Menu Pages	Albany, New York, United States	100%
LAbite.com, Inc.	Sacramento, California, United States	100%
KMLee Investments, Inc.	Wilmington, Delaware, United States	100%
SCVNGR, Inc. d/b/a LevelUp	Wilmington, Delaware, United States	100%
LevelUp Consulting, LLC	Wilmington, Delaware, United States	100%
Grubhub Campus, Inc.	Wilmington, Delaware, United States	100%
Tapingo Ltd	Tel Aviv, Israel	100%
Grubhub Business Acceleration Technologies SRL	Cluj-Napoca, Romania	100%

242

All subsidiaries have a similar period-end reporting date. Just Eat Takeaway.com also consolidates two foundations under Dutch law, being Stichting Derdengelden Takeaway.com and Stichting Administratiekantoor Takeaway.com.

30 Events after the reporting period

Accounting policy

A subsequent event is a favourable or unfavourable event, that occurs between the reporting date and the date that the Consolidated financial statements are authorised for issue. Events after the reporting date that provide evidence of conditions that existed at the reporting date are adjusted within the financial statements. Events that are indicative of a condition that arose after the reporting date of a material size or nature are disclosed below.

There have been no events subsequent to the balance sheet date that require disclosure.

31 Restatement of prior year comparatives

As described in Note 11 Business combinations, the fair values of the assets and liabilities of Grubhub were finalised during the first half of 2022. IFRS 3 requires fair value adjustments identified in the measurement period to be recognised with effect from the date of acquisition and, consequently, results in the restatement of the previously reported financial position as at 31 December 2021. The impact is described below:

€ millions	As reported on 31 December	Grubhub purchase price allocation adjustments	Foreign exchange movements on the adjustments*	2021 As restated on 31 December
Goodwill	8,283	10	1	8,294
Deferred tax assets	2	4	0	6
Other non-current assets	50	24	2	76
Trade and other receivables	298	9	0	307
Non-current provisions and other liabilities	27	51	3	81
Current provisions	63	(4)	(0)	59

* For the period from Grubhub's acquisition date on 14 June 2021 to 31 December 2021.


Amsterdam, 1 March 2023

The Management Board

Jitse Groen	Brent Wissink	Jörg Gerbig	Andrew Kenny
CEO	CFO	COO	CCO

The Supervisory Board

Dick Boer	Corinne Vigreux	Ron Teerlink
Chair	Vice-Chair	

Mieke De Schepper	Jambu Palaniappan	Lloyd Frink

Company statement of profit or loss

for the year ended 31 December

€ millions	Note	2022	2021
Directors' remuneration	39	(4)	(4)
Other operating expenses	33	(43)	(19)
Operating loss		**(47)**	**(23)**
Finance expense	35	(53)	(50)
Share of result in participating interests, net of tax	34	(5,572)	(958)
Other gains and losses		(1)	–
Loss before income tax		**(5,673)**	**(1,031)**
Income tax benefit		6	0
Loss for the period		**(5,667)**	**(1,031)**

The accompanying notes are an integral part of these Company financial statements. Amounts may not add up due to rounding.


Company statement of financial position

after proposed allocation of net loss for the year as at 31 December

€ millions	Note	2022	2021 (restated*)
Assets			
Participating interests	34	9,393	14,134
Total non-current assets		**9,393**	**14,134**
Receivables on group companies		703	369
Other current assets		10	7
Cash and cash equivalents		12	382
Total current assets		**724**	**758**
Total assets		**10,117**	**14,892**
Shareholders' equity			
Share capital		9	9
Share premium		13,607	13,450
Foreign currency translation		718	373
Other reserves		(6,430)	(782)
Total shareholders' equity	19	**7,903**	**13,050**
Liabilities			
Deferred tax liabilities		12	15
Borrowings	35	1,512	1,472
Total non-current liabilities		**1,523**	**1,487**
Borrowings	35	4	5
Payables on group companies		669	342
Trade and other liabilities	36	18	8
Total current liabilities		**691**	**355**
Total shareholders' equity and liabilities		**10,117**	**14,892**

* The comparative information is restated due to the reclassification of amounts previously presented as the current portion of the convertible bonds to non-current liabilities. Reference is made to Note 21 of the Consolidated financial statements.

The accompanying notes are an integral part of these Company financial statements. Amounts may not add up due to rounding.

Notes to the Company financial statements

32 Summary of significant accounting policies

Just Eat Takeaway.com N.V. (the 'Company'), is a public limited liability company incorporated and domiciled in Amsterdam, the Netherlands.

Basis of preparation

The financial statements of the Company are prepared in accordance with the provisions of Part 9, Book 2 of the Dutch Civil Code. The Company uses the option of article 2:362 (8) of Part 9, Book 2 of the Dutch Civil Code. This article allows companies to use the same accounting principles in their Company financial statements as those applied for the Consolidated financial statements, being IFRS as adopted by the EU, unless disclosed otherwise.

Amounts in the Notes are in €millions unless related to number and/or nominal value of shares, number and fair value elements of share options, or stated otherwise.

33 Other operating expenses

€ millions	2022	2021
Professional fees	13	3
Other operating expenses	30	16
Total other operating expenses	**43**	**19**

Professional fees are mainly advisory fees incurred in relation to the commercial agreement with Amazon. Reference is made to Note 7 Share-based payments of the Consolidated financial statements for more details on the Amazon agreement.

Other operating expenses mainly relate to directors' and officers' liability insurance of €27 million (2021: directors' and officers' liability insurance of €16 million).

34 Participating interests

Investments in participating interests are measured at net asset value (equity method). Net asset value is based on the measurement of assets (including goodwill), provisions and liabilities and the determination of profit based on the principles applied in the Consolidated financial statements.

The movement in participating interests is as follows:

€ millions	2022	2021
Balance as at 1 January	**14,134**	**8,825**
Additions	–	4,780
Capital contributions	1,553	749
Dividends declared	(1,255)	–
Share of loss for the year	(5,572)	(958)
Foreign exchange and other movements	533	738
Balance as at 31 December	**9,393**	**14,134**

For details regarding our investments in participating interests, reference is made to Note 29 List of subsidiaries of the Consolidated financial statements.

35 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequently, amounts are stated at amortised cost with the difference being recognised in the income statement over the term of the borrowings using the effective interest rate method.

€ millions	2022	2021 (restated*)
2019 convertible bonds (2,500 notes at €100,000 par value)	243	237
2020 convertible bonds (3,000 notes at €100,000 par value)	267	258
2021 convertible bonds "A" (6,000 notes at €100,000 par value)	559	544
2021 convertible bonds "B" (5,000 notes at €100,000 par value)	443	433
Borrowings - non-current	**1,512**	**1,472**
2019 convertible bonds	2	3
2020 convertible bonds	1	1
2021 convertible bonds	1	1
Borrowings - current	**4**	**5**
Borrowings - total	**1,516**	**1,477**

* The comparative information is restated due to the reclassification of amounts previously presented as the current portion of the convertible bonds to non-current liabilities. Reference is made to Note 21 of the Consolidated financial statements.

The borrowings of the Company relate to the convertible bonds. Reference is made to Note 21 Borrowings of the Consolidated financial statements for further details.

Finance expense consists of the following:

€ millions	2022	2021
Interest on convertible bonds	(52)	(49)
Other interest expense	(1)	(1)
Other finance expense	0	(0)
Finance expense	**(53)**	**(50)**

36 Trade and other liabilities

Trade and other liabilities of €18 million (2021: €8 million) mainly relate to professional fees and legal expenses of €12 million (2021: €1 million related to the Grubhub Acquisition) and accrued remuneration for the members of the Management Board and the Supervisory Board of €1 million (2021: €1 million).

37 Employees

The Company had no employees in 2022 (2021: none). The Managing Directors as at 31 December 2022 were Jitse Groen (CEO), Brent Wissink (CFO), Jörg Gerbig (COO) and Andrew Kenny (CCO).

38 Fees and services by the external auditor

In accordance with article 2:382a of the Dutch Civil Code, the following table details the aggregate fees incurred from and (to be) charged by our external auditor, Deloitte, including the foreign offices of Deloitte, to Just Eat Takeaway.com:

€ millions	2022	2021
Audit services	8	5
Other assurance services	1	0
Total	**9**	**5**

Fees for audit services include the audit of the financial statements of the Company and its subsidiaries. No non-assurance services have been rendered. Fees for audit services are included in other operating expenses under Professional fees. Reference is made to Note 8 in the Consolidated financial statements.

39 Remuneration Management and Supervisory Boards

The remuneration policy for members of the Management Board was proposed by the Supervisory Board, approved and adopted, effective as per 15 May 2020, by the General Meeting. During the 2022, the policy was amended, limited to an update of the metrics applied in the Short-Term Incentive Plan, to incorporate strategic business priorities and longer-term targets. In accordance with the Dutch Corporate Governance Code, the remuneration of the Supervisory Directors does not depend on the results of the Company.

The total remuneration of the Management Board is as follows:

€'000	J. Groen (CEO)	B. Wissink (CFO)	J. Gerbig[2] (COO)	A. Kenny[1] (CCO)	2022
Short-term benefits	885	837	837	82	2,642
Post-employment benefits	50	50	50	4	154
Share-based payments	392	371	371	29	1,163
Total	1,327	1,258	1,259	115	3,959

[1] Andrew Kenny's remuneration expense is disclosed starting from 1 December 2022, the date of his appointment as member of the Management Board. The expenses include benefits and share-based payments that were awarded to him as Managing Director of the UK business and are not part of the Management Board remuneration policy. Mr. Kenny received a total cash payment of €498 thousand in December 2022 and January 2023 in relation to a bonus granted prior to his appointment.

[2] Jörg Gerbig's remuneration expense is disclosed for the full year.

€'000	J. Groen (CEO)	B. Wissink (CFO)	J. Gerbig (COO)	2021
Short-term benefits	697	658	659	2,014
Post-employment benefits	50	50	50	150
Share-based payments	435	404	397	1,236
Total	1,182	1,112	1,106	3,400

Mr. Gerbig did not act as member of the Management Board from 4 May 2022 until 18 November 2022, due to a formal complaint regarding Mr. Gerbig relating to possible personal misconduct at a company event. The Supervisory Board engaged an external expert to conduct an investigation in observance of the Company's Speak Up Policy procedures. On 3 August 2022, following the completion of the external expert investigation, the Supervisory Board determined that Mr. Gerbig could resume in his position as Chief Operating Officer of the Company.

The total remuneration of the Supervisory Board is as follows:

€'000	2022	2021
Dick Boer (Chair - from 18 November 2022)	15	–
Corinne Vigreux (Vice-Chair)	119	98
Ron Teerlink	82	87
Jambu Palaniappan	86	77
Lloyd Frink	91	45
Mieke De Schepper	9	–
Adriaan Nühn (Chair - up to the 2022 AGM)	68	135
Gwyn Burr	35	98
David Fisher	98	60
Total	603	600

The remuneration of the Supervisory Board consists of a fixed fee, market supplement, committee(s) fee and travel expenses, if applicable, in accordance with the Supervisory Board remuneration policy.

No loans, advances or guarantees were granted to members of the Management Board and Supervisory Board in 2022 (2021: none).

Mr. David Fisher and Mr. Lloyd Frink held securities in Grubhub prior to the Grubhub Acquisition, which were rolled over into securities in the Company. As of 31 December 2022, David Fisher held 20,330 ADSs and 31,530 vested options, which upon exercise can be settled in 31,530 ordinary shares or 157,650 ADSs. As per the same date, Lloyd Frink held 282,354 ADSs and 37,168 vested options, which upon exercise can be settled in 37,168 ordinary shares or 185,840 ADSs.

As per 31 December 2022, no other Supervisory Board members held securities in the Company.

40 Loans, prepayments and guarantees by participating interests

As at 31 December 2022, there were no loans, prepayments or guarantees provided by participating interests (31 December 2021: none).

41 Off-balance sheet commitments

The Company forms a fiscal unity for Dutch corporate income tax and value added tax purposes. As such, the Company is jointly and severally liable for the tax debts of the fiscal unity. The fiscal unity consists of the Company and the following (indirect) subsidiaries:

Takeaway.com Group B.V.
Takeaway.com Central Core B.V.
Takeaway.com European Operations B.V.
Takeaway.com Payments B.V.
Takeaway.com Express Netherlands B.V.
Orange Vests B.V. (only included in the fiscal unity for Dutch corporate income tax purposes)

The Company has issued declarations of joint and several liability for Takeaway.com Group B.V., Takeaway.com Central Core B.V., Takeaway.com European Operations B.V., Takeaway.com Express Netherlands B.V. and Takeaway.com Payments B.V., in accordance with Section 403 of Part 9 of Book 2 of the Dutch Civil Code.

42 Loss allocation

The Management Board proposes to allocate the net loss 2022 of €5,667 million to accumulated deficits (2021: €1,031 million), which has been reflected in the Company financial statements. Reference is made to Note 19 Equity in the Consolidated financial statements for more information on the statutory provisions concerning the appropriation of the net loss.

43 Events after the reporting period

For events after the reporting period for Just Eat Takeaway.com, reference is made to Note 30 in the Consolidated financial statements.

251

Amsterdam, 1 March 2023

The Management Board

Jitse Groen	Brent Wissink	Jörg Gerbig	Andrew Kenny
CEO	CFO	COO	CCO

The Supervisory Board

Dick Boer	Corinne Vigreux	Ron Teerlink
Chair	Vice-Chair	

Mieke De Schepper   Jambu Palaniappan   Lloyd Frink



06

Other Information



Independent Auditor's Report

To the shareholders and the Supervisory Board of Just Eat Takeaway.com N.V.

Report on the audit of the financial statements 2022 included in the annual report

Our opinion

We have audited the accompanying financial statements 2022 of Just Eat Takeaway.com N.V., (hereafter the 'Company' or the 'Group') based in Amsterdam. The financial statements comprise the consolidated financial statements and the Company financial statements as set out in pages 166 to 251 of the annual report.

In our opinion:

- The accompanying consolidated financial statements give a true and fair view of the financial position of Just Eat Takeaway.com N.V. as at December 31, 2022, and of its result and its cash flows for 2022 in accordance with International Financial Reporting Standards, as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code.
- The accompanying Company financial statements give a true and fair view of the financial position of Just Eat Takeaway.com N.V. as at December 31, 2022, and of its result for 2022 in accordance with Part 9 of Book 2 of the Dutch Civil Code.

The consolidated financial statements comprise:

1. The consolidated statement of financial position as at December 31, 2022.
2. The following statements for 2022: the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and cash flows.
3. The notes comprising a summary of the significant accounting policies and other explanatory information.

The Company financial statements comprise:

1. The Company statement of financial position as at December 31, 2022.
2. The Company statement of profit or loss for 2022.
3. The notes comprising a summary of the accounting policies and other explanatory information.

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the 'Our responsibilities for the audit of the financial statements' section of our report.

We are independent of Just Eat Takeaway.com N.V. in accordance with the EU Regulation on specific requirements regarding statutory audit of public-interest entities, the Wet toezicht accountantsorganisaties (Wta, Audit firms supervision act), the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Information in support of our opinion

We designed our audit procedures in the context of our audit of the financial statements as a whole and in forming our opinion thereon. The following information in support of our opinion was addressed in this context, and we do not provide a separate opinion or conclusion on these matters.

Materiality

Based on our professional judgement we determined the materiality for the financial statements as a whole at EUR 35 million (2021: EUR 32 million). Consistent with 2021, consolidated revenues are used as a benchmark to calculate the materiality. The materiality is based on 0.6% of consolidated revenues (2021: 0.7% of consolidated revenues).

We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

Audits of components were performed using materiality levels determined by the judgement of the group audit team, taking into account the materiality of the financial statements as a whole and the reporting structure within the group. Component performance materiality did not exceed EUR 15.7 million (2021: EUR 13.2 million).

We agreed with the Supervisory Board that misstatements in excess of EUR 1.75 million (2021: EUR 1.60 million), which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of the group audit

Just Eat Takeaway.com N.V. is at the head of a group of entities. The financial information of this group is included in the consolidated financial statements of Just Eat Takeaway.com N.V. In establishing the overall group audit strategy and plan, we determined the type of work that needed to be performed at the components by the group engagement team and by the auditors of components. We directed and supervised the work of component auditors as part of the group audit.

Our group audit mainly focused on the significant group entities within the Group. Our assessment was performed as part of our audit planning and was aimed to obtain sufficient coverage of the risks of a material misstatement for the material account balances, classes of transactions and disclosures that we have identified. In addition, we considered qualitative factors as part of our assessment. In establishing the overall group audit strategy and plan, we determined the type of work that needed to be performed at the components by the group audit team and by the component auditors.

Where the work was performed by component auditors, we determined the level of involvement we needed to have in the audit work at those components to be able to conclude whether sufficient appropriate audit evidence was obtained as a basis for our opinion on the group financial statements as a whole. For each component we determined whether we required an audit of their complete financial information or whether other audit procedures would be sufficient.

The following components were subject to a full scope audit: the United States, Canada, The Netherlands, Germany, United Kingdom, and Australia. These components were selected because of their financial significance to the group's revenue, assets or liabilities. Most oversight procedures have been performed remotely whereby we varied the nature, timing and extent of these procedures. The Group engagement team visited the United States and the United Kingdom and held online sessions with local management and component auditors of other key locations. In addition, the component auditors performed review procedures or specified audit procedures at other components.

Our group audit scoping resulted in a coverage of 87% of consolidated revenues and 93% of consolidated assets.

The group consolidation, financial statements disclosures, and certain centrally coordinated topics were audited by the group engagement team at head office. These include among others: the annual impairment testing on goodwill, purchase price allocation of acquisitions, share-based payment accounting and claims and litigations. Specialists were involved in the areas covering fraud risk, tax accounting, environmental social and governance, information technology, data analytics, and valuation.

By performing the procedures mentioned above at group entities, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group's financial information to provide an opinion on the consolidated financial statements.

Audit approach fraud risks

We identified and assessed the risks of material misstatements of the financial statements due to fraud. During our audit we obtained an understanding of the entity and its environment and the components of the system of internal control, including the risk assessment process and management's process for responding to the risks of fraud and monitoring the system of internal control and how the Supervisory Board exercises oversight, as well as the outcomes. We refer to the Risk management paragraph of the Governance section for management's fraud risk assessment and the Report of the Supervisory Board in which the Supervisory Board reflects on this fraud risk assessment.

We evaluated the design and relevant aspects of the system of internal control and in particular the fraud risk assessment, as well as among others the code of conduct, whistle blower procedures and incident registration. We evaluated the design and the implementation and, where considered appropriate, tested the operating effectiveness, of internal controls designed to mitigate fraud risks.

As part of our process of identifying fraud risks, we evaluated fraud risk factors with respect to financial reporting fraud, misappropriation of assets and bribery and corruption in close co-operation with our forensic specialists. We evaluated whether these factors indicate that a risk of material misstatement due fraud is present.

Following these procedures, and the presumed risks under the prevailing auditing standards, we considered the fraud risks in relation to management override of controls, including evaluating whether there was evidence of bias by the Management Board, which may represent a risk of material misstatement due to fraud.

We incorporated elements of unpredictability in our audit. We also considered the outcome of our other audit procedures and evaluated whether any findings were indicative of fraud or non-compliance.

We considered available information and made enquiries of relevant executives and directors including Management Board, Legal General Counsel, Internal Audit, Risk and Control department, Finance department and the Supervisory Board.

We tested the appropriateness of journal entries recorded in the general ledger using data analytics tooling and other adjustments made in the preparation of the financial statements.

We evaluated whether the selection and application of accounting policies by the group, particularly those related to subjective measurements and complex transactions, may be indicative of fraudulent financial reporting.

We evaluated whether the judgments and decisions made by management in making the accounting estimates included in the financial statements indicate a possible bias that may represent a risk of material misstatement due to fraud.

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Management insights, estimates and assumptions that might have a major impact on the financial statements are disclosed in Note 2 to the consolidated financial statements. We performed a retrospective review of management judgments and assumptions related to significant accounting estimates reflected in prior year financial statements. Impairment testing of intangible, and tangible fixed assets, is a significant area to our audit as the determination whether these assets are not carried at more than their recoverable amounts is subject to significant management judgment. Reference is made to the section "Our key audit matters".

This did not lead to indications for fraud potentially resulting in material misstatements.

Audit approach compliance with laws and regulations

We assessed the laws and regulations relevant to Just Eat Takeaway.com N.V. through discussion with Legal, Internal Audit and the Management Board, reading board minutes, and Compliance reports on the whistleblower notifications.

We involved our forensic specialists in this evaluation.

As a result of our risk assessment procedures, and while realizing that the effects from non-compliance could considerably vary, we considered adherence to (corporate) tax law and financial reporting regulations, the requirements under the International Financial Reporting Standards, as adopted by the European Union (EU-IFRS) and Part 9 of Book 2 of the Dutch Civil Code with a direct effect on the financial statements as an integrated part of our audit procedures, to the extent material for the related financial statements.

We obtained sufficient appropriate audit evidence regarding provisions of those laws and regulations generally recognized to have a direct effect on the financial statements.

Furthermore, the group is subject to other laws and regulations where the consequences of non-compliance could have a material effect on amounts and/or disclosures in the financial statements, for instance, through imposing fines or litigation. In addition, we considered major laws and regulations applicable to listed companies.

Our procedures are more limited with respect to these laws and regulations that do not have a direct effect on the determination of the amounts and disclosures in the financial statements. Compliance with these laws and regulations may be fundamental to the operating aspects of the business, to Just Eat Takeaway.com N.V.'s ability to continue its business, or to avoid material penalties (e.g., compliance with the terms of operating licenses and permits or compliance with environmental regulations) and therefore non-compliance with such laws and regulations may have a material effect on the financial statements.

Our responsibility is limited to undertaking specified audit procedures to help identify non-compliance with those laws and regulations that may have a material effect on the financial statements. Our procedures are limited to (i) inquiry of management, the Supervisory Board, the Management Board and others within the Group as to whether the Group is in compliance with such laws and regulations and (ii) inspecting correspondence, if any, with the relevant licensing or regulatory authorities to help identify non-compliance with those laws and regulations that may have a material effect on the financial statements.

Naturally, we remained alert to indications of (suspected) non-compliance throughout the audit.

Finally, we obtained written representations that all known instances of (suspected) fraud or non-compliance with laws and regulations have been disclosed to us.

Because of the characteristics of fraud, particularly when it involves sophisticated and carefully organized schemes to conceal it, such as forgery, intentional omissions, misrepresentation and collusion, an unavoidable risk remains that we may not detect all fraud during our audit.

The impact of climate change on our audit
In planning our audit, we have considered the Company's analysis of the impact of climate change on the Group's operations and subsequent impact on its financial statements. The Group sets out its assessment of the potential impact of climate change in the "Our Responsible business and Sustainability approach" section on pages 59 to 72 of the Report of the Management Board. In conjunction with our climate risk specialists, we have held discussions with the Company to understand their:

- Process for identifying affected operations, including the governance and controls over this process, and the subsequent effect on the financial reporting of the Group.
- Strategy to respond to climate change risks as they evolve including the effect on the Group's forecasts.

Our work has involved:

- Challenging the completeness of the risks identified and considered in the Group's climate risk assessment and the conclusion that there is no material impact of climate change risk on current year's financial reporting.
- Assessing information included in the annual report, and challenging the consistency between the financial statements and the other parts of the annual report.

We have not been engaged to provide assurance over the accuracy of climate change information set out at pages 68 to 72 in the Annual Report. As part of our audit procedures, we are required to read and consider this information to consider whether it is materially inconsistent with the financial statements or

knowledge obtained in our audit and we did not identify any material inconsistencies as a result of these procedures.

Audit approach going concern
Our responsibilities, as well as the responsibilities of the Management Board and the Supervisory Board, are outlined under the prevailing standards in the "Description of responsibilities regarding the financial statements" section below. The Management Board has assessed the going concern assumption, as part of the preparation of the consolidated financial statements, and as disclosed in the financial statements (Note 2 basis for preparation), the Management Board believes that no events or conditions, give rise to doubt about the ability of the group to continue in operation for at least twelve months after reporting date.

We have obtained management's assessment of the entity's ability to continue as a going concern, and have assessed the going concern assumption applied. As part of our procedures, we evaluated whether sufficient appropriate audit evidence has been obtained regarding, and have concluded on, the appropriateness of management's use of the going concern basis of accounting in the preparation of the consolidated financial statements. Based on these procedures, we did not identify any reportable findings related to the entity's ability to continue as a going concern.

Our key audit matters
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the Supervisory Board. The key audit matters are not a comprehensive reflection of all matters discussed.

In 2020 and 2021, the Company completed the acquisitions of Just Eat and Grubhub Inc. Because of the significance of the acquisition accounting, we included a key audit matter on business combinations. In the absence of significant acquisitions in 2022, we no longer included a key audit matter on this.

Key audit matter – Goodwill

Indefinite lifetime intangibles, being goodwill, amounted to EUR 3.9 billion as at December 31, 2022 after recognition of impairment losses throughout the year of EUR 4.5 billion. Goodwill represents 32% of the Company's total assets at year end. Goodwill is allocated to cash generating units (CGUs) for which management is required to assess the recoverability at least annually, or more frequently when there is an indication that goodwill may be impaired.

The Company used assumptions and applied judgments in forecasting future market and economic conditions. The key assumptions, impairments recorded, and sensitivities are disclosed in Note 12 to the consolidated financial statements.

We identified the valuation of goodwill as a key audit matter, because of the significant estimates management makes to determine the recoverable amount and because of the significance of the impairment losses recognized in 2022. This required a high degree of auditor's professional judgment and an increased extent of effort, including the need to involve our fair value specialists when performing audit procedures to evaluate the reasonableness of management's estimates used in the annual impairment test that was also the basis for calculating the impairment losses.

How the key audit matter was addressed in the audit

Our audit procedures related to the annual impairment test of goodwill included, but were not limited to, the following:

- With the assistance of our fair value specialists, we evaluated and benchmarked the discount rate and the valuation methodologies used by management to determine the recoverable amount in the annual impairment tests and to calculate the impairment losses.

- We evaluated management's judgements and estimates related to forecasted cashflows by comparing the business assumptions to historic performance, future outlooks, analyst reports and market outlook, and other relevant data.
- We evaluated the sensitivity assessment, as well as the adequacy of related disclosures in the notes to the consolidated financial statements.

Observation

Based on our procedures performed and our assessment of the disclosures made, we have not identified any reportable matters. Our audit procedures are deemed appropriate and sufficient to address the risks of material misstatements.

Key audit matter – Revenue

The Company's revenue of EUR 5.6 billion is derived principally from commission fees paid by restaurants for the use of Just Eat Takeaway.com's platforms in connecting restaurants to consumers. Commission revenue is primarily earned from restaurants on a per order basis as a percentage of the order value and is derived from a high volume of transactions. Revenue is disclosed in Note 4 to the consolidated financial statements.

Due to unremediated deficiencies identified in the prior year audit, we were not able to rely on the operating effectiveness of related controls in a highly automated environment in our audit of revenue. Therefore, we applied a non control reliance approach on revenue, which we identified as a key audit matter. The inability to rely on controls required the performance of incremental audit procedures over revenue, including the need to involve our IT specialists and professionals with expertise in data analytics.

259

How the key audit matter was addressed in the audit

Our audit procedures for revenue included, but were not limited to, the following:

- We selected a sample of transactions and compared the amounts recorded to underlying supporting documentation, including contracts with restaurants, cash disbursements received, and invoices, to evaluate the accuracy of order data in the system.
- Our IT specialists performed a database reconciliation of an independent order population with the order registration to evaluate the completeness of order data in the system.
- With support from data analytics specialists we performed statistical substantive analytical procedures on revenue.

Observation

Based on our procedures performed and our assessment of the disclosures made, we have not identified any reportable matters. Our audit procedures are deemed appropriate and sufficient to address the risks of material misstatements.

Report on the other information included in The Annual Report

The Annual Report contains other information, in addition to the financial statements and our auditor's report thereon.

The other information consists of:

- Report of the Management Board.
- Other Information included in the annual report.
- Other Information as required by Part 9 of Book 2 of the Dutch Civil Code.

Based on the following procedures performed, we conclude that the other information:

- Is consistent with the financial statements and does not contain material misstatements.
- Contains all the information as required by Part 9 of Book 2 of the Dutch Civil Code.

We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements.

By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is substantially less than the scope of those performed in our audit of the financial statements.

Management is responsible for the preparation of the other information, including report of the Management Board in accordance with Part 9 of Book 2 of the Dutch Civil Code, and the other information as required by Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Engagement

We were engaged by the Supervisory Board as auditor of Just Eat Takeaway.com N.V. for the year 2014 and have operated as statutory auditor ever since that financial year. In the General Meeting of Shareholders on May 12, 2021, we were re-appointed for a period of three years, for the financial years 2021 through 2023.

No prohibited non-audit services

We have not provided prohibited non-audit services as referred to in Article 5(1) of the EU Regulation on specific requirements regarding statutory audit of public-interest entities.

European Single Electronic Format (ESEF)

Just Eat Takeaway.com N.V. has prepared its annual report in ESEF. The requirements for this are set out in the Commission Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format (hereinafter: the RTS on ESEF).

In our opinion, the annual report, prepared in XHTML format, including the (partly) marked-up consolidated financial statements, as included in the reporting package by Just Eat Takeaway.com N.V. complies in all material respects with the RTS on ESEF.

Management is responsible for preparing the annual report including the financial statements in accordance with the RTS on ESEF, whereby management combines the various components into a single reporting package.

Our responsibility is to obtain reasonable assurance for our opinion whether the annual report in this reporting package complies with the RTS on ESEF.

We performed our examination in accordance with Dutch law, including Dutch Standard 3950N 'Assurance-opdrachten inzake het voldoen aan de criteria voor het opstellen van een digitaal verantwoordingsdocument' (assurance engagements relating to compliance with criteria for digital reporting).

Our examination included amongst others:

- Obtaining an understanding of the company's financial reporting process, including the preparation of the reporting package.
- Identifying and assessing the risks that the annual report does not comply in all material respects with the RTS on ESEF and designing and performing further assurance procedures responsive to those risks to provide a basis for our opinion, including:
  - obtaining the reporting package and performing validations to determine whether the reporting package containing the Inline XBRL instance and the XBRL extension taxonomy files has been prepared in accordance with the technical specifications as included in the RTS on ESEF;
  - examining the information related to the consolidated financial statements in the reporting package to determine whether all required mark-ups have been applied and whether these are in accordance with the RTS on ESEF.

Description of responsibilities regarding the financial statements

Responsibilities of management and the Supervisory Board for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

261

As part of the preparation of the financial statements, management is responsible for assessing the Company's ability to continue as a going concern. Based on the financial reporting frameworks mentioned, management should prepare the financial statements using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Management should disclose events and circumstances that may cast significant doubt on the Company's ability to continue as a going concern in the financial statements.

The Supervisory Board is responsible for overseeing the Company's financial reporting process.

Our responsibilities for the audit of the financial statements
Our objective is to plan and perform the audit assignment in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud during our audit.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgement and have maintained professional scepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included among others:

- Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Concluding on the appropriateness of management's use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluating the overall presentation, structure and content of the financial statements, including the disclosures.
- Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures to be carried

262

out for group entities. Decisive were the size and/or the risk profile of the group entities or operations. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or specific items.

We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identified during our audit. In this respect, we also submit an additional report to the Supervisory Board in accordance with Article 11 of the EU Regulation on specific requirements regarding statutory audit of public-interest entities. The information included in this additional report is consistent with our audit opinion in this auditor's report.

We provide the Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Supervisory Board, we determine the key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Amsterdam, 1 March 2023

Deloitte Accountants B.V.

Signed on the original: B.E. Savert

Three-year Key Figures

The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combinations were completed on 1 January 2020, to provide comparable information for the periods presented.

Operations in Norway and Portugal were discontinued from 1 April 2022 and Romania from 1 June 2022. The figures presented exclude these operations as from 1 January 2022.

These figures and percentages are unaudited and may not add up due to rounding. Refer to the chapter 'Reconciliation of Alternative Performance Measures' for reconciliations to the closest IFRS-based equivalent where applicable.

Key Performance Indicators	On a combined basis		
	2022	2021	2020
Partners (# thousands)[1]	692	634	506
Active Consumers (# millions)[1]	90	99	91
Returning Active Consumers as % of Active Consumers	68%	67%	66%
Average Monthly Order Frequency (#)	2.8	2.9	2.6
Orders (# millions)			
North America	327	374	314
Northern Europe	288	296	219
UK and Ireland	260	289	190
Southern Europe and ANZ	109	128	93
Total Orders	**984**	**1,086**	**816**
Average Transaction Value (€)	28.66	25.94	26.28
GTV (€ billions)			
North America	11.6	11.5	9.8
Northern Europe	7.4	7.2	5.0
UK and Ireland	6.6	6.6	4.5
Southern Europe and ANZ	2.6	2.8	2.1
Total GTV	**28.2**	**28.2**	**21.4**

[1] Number as at 31 December



Key Financial Indicators (€ millions)	On a combined basis		
	2022	2021	2020
Revenue			
North America	2,552	2,470	2,111
Northern Europe	1,155	1,064	745
UK and Ireland	1,319	1,249	768
Southern Europe and ANZ	532	548	370
Total revenue	**5,559**	**5,331**	**3,994**
Adjusted revenue less Order fulfilment costs	**2,360**	**1,898**	**2,089**
Adjusted EBITDA			
North America	65	(28)	166
Northern Europe	313	256	217
UK and Ireland	23	(107)	237
Southern Europe and ANZ	(161)	(262)	(92)
Head office	(221)	(208)	(165)
Total Adjusted EBITDA	**19**	**(350)**	**363**

€ millions	IFRS-basis		
	2022	2021	2020
Loss for the period	(5,667)	(1,044)	(151)
Cash and cash equivalents as at 31 December	2,020	1,320	529

Reconciliation of Alternative Performance Measures

The tables below provide a reconciliation of alternative performance measures from the most directly comparable IFRS measures. The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combinations were completed on 1 January 2020, to provide comparable information for the periods presented. This is referred to as 'Combined businesses' in the table below.

Operations in Norway and Portugal were discontinued from 1 April 2022 and Romania from 1 June 2022. These figures are presented as if these operations were excluded as of 1 January 2022. This is referred to as 'Discontinued businesses' in the table below.

These figures are unaudited and may not add up due to rounding.

Combined revenue

€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head Office	Unaudited 2022 Consolidated
Revenue (IFRS)	2,552	1,156	1,319	534	–	5,561
Discontinued businesses	–	(1)	–	(2)	–	(2)
Combined revenue	2,552	1,155	1,319	532	–	5,559

€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head Office	Unaudited 2021 Consolidated
Revenue (IFRS)	1,634	1,064	1,249	548	–	4,495
Combined businesses	836	–	–	–	–	836
Combined revenue	2,470	1,064	1,249	548	–	5,331

€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head Office	Unaudited 2020 Consolidated
Revenue (IFRS)	404	723	611	303	–	2,042
Combined businesses	1,706	22	157	66	–	1,952
Combined revenue	2,111	745	768	370	–	3,994


Combined Adjusted EBITDA

Refer to Note 3 in the Consolidated financial statements for a reconciliation of Adjusted EBITDA to loss before income tax (IFRS).

| | | | | | | Unaudited |
| | | | | | | 2022 |
€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head Office	Consolidated
Adjusted EBITDA	**65**	**312**	**23**	**(169)**	**(221)**	**10**
Discontinued businesses	–	1	–	8	–	9
Combined Adjusted EBITDA	**65**	**313**	**23**	**(161)**	**(221)**	**19**

| | | | | | | Unaudited |
| | | | | | | 2021 |
€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head Office	Consolidated
Adjusted EBITDA	**(11)**	**256**	**(107)**	**(262)**	**(207)**	**(331)**
Combined businesses	(17)	–	–	–	(1)	(19)
Combined Adjusted EBITDA	**(28)**	**256**	**(107)**	**(262)**	**(208)**	**(350)**

| | | | | | | Unaudited |
| | | | | | | 2020 |
€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head Office	Consolidated
Adjusted EBITDA	**42**	**216**	**160**	**(79)**	**(140)**	**199**
Combined businesses	124	1	76	(13)	(25)	164
Combined Adjusted EBITDA	**166**	**217**	**237**	**(92)**	**(165)**	**363**


Combined adjusted revenue less Order fulfilment costs

€ millions	2022	2021	Unaudited 2020
Revenue less Order fulfilment costs	**2,391**	**1,558**	**1,137**
Discontinued businesses	3	–	–
Combined businesses	–	303	953
Other Items[1]	(34)	37	–
Combined Adjusted revenue less Order fulfilment costs	**2,360**	**1,898**	**2,089**

[1] Other items include, amongst others, restructuring costs, certain legal, tax, and regulatory matters, and certain insurance income and costs


Additional Information

Address Just Eat Takeaway.com

Head office

Just Eat Takeaway.com N.V.

Piet Heinkade 61

1019 GM Amsterdam, the Netherlands

E-mail: press@justeattakeaway.com

Internet: www.justeattakeaway.com

Twitter: @justeattakeaway

Chamber of Commerce Amsterdam, the Netherlands

Trade registry no. 08142836

VAT no. NL815697661B01

269

Glossary

10bis 10 bis.co.il Ltd, one of Just Eat Takeaway.com's subsidiaries in Israel

ABC Policy Just Eat Takeaway.com's Anti Bribery and Corruption Policy, as amended from time to time

Active Consumers Unique consumer accounts (identified by a unique email address) from which at least one order has been placed on Just Eat Takeaway.com's platforms in the preceding 12 months

Adjusted EBITDA Just Eat Takeaway.com's operating income / loss for the period adjusted for depreciation, amortisation, impairments, share-based payments, acquisition- and integration related costs and other items not directly related to underlying operating performance ('Other items'). Other items include, amongst others, restructuring costs, certain legal, tax, and regulatory matters, and certain insurance income and costs

Adjusted EBITDA Margin Adjusted EBITDA as a percentage of GTV for the relevant period

Addressable Population The population in a country aged 15 years and older

ADS American Depositary Share under the Company's sponsored Level 1 ADR programme

AFM The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten)

AFM Register Register as referred to in section 1:107 FMSA kept by AFM, which is accessible through its website

AGM Annual General Meeting

Amazon Amazon.com Services LLC

AML/CFT Anti-Money Laundering/Combating the Financing of Terrorism

Annual Report Report consisting of the Message from the CEO, management report, within the meaning of section 2:391 of the Dutch Civil Code, Consolidated financial statements, Company financial statements, and Other information

ANZ Australia and New Zealand

Applicable Law The laws, that apply to the Company as a public company incorporated in the Netherlands, with securities listed on Euronext Amsterdam and the London Stock Exchange and includes the Dutch Civil Code, Dutch Financial Supervision Act (FMSA), the DTR, but excludes the Governance Rules

Articles of Association Articles of association of the Company as effective from time to time

ATO Australian Tax Office

ATV Average transaction value, which is the GTV divided by the number of Orders in a particular period

Average Monthly Order Frequency Monthly Orders divided by the number of consumers who have placed at least one Order in that month, based on a 12-month average for the respective period

B2B Business to Business

B2C Business to (Active) Consumer

270

CCO Chief Commercial Officer of the Company

CDI A CREST depositary interest issued by CREST Depository whereby CREST Depository will hold overseas securities on bare trust for the CREST member to whom it has issued a depositary interest

CDP Carbon Disclosure Project

CEO Chief Executive Officer of the Company

CFO Chief Financial Officer of the Company

CGU Cash-generating unit

Chair Chairperson of the Management Board or Supervisory Board or chairperson of a Committee of the Supervisory Board

Charter of the Management Board The rules of the Management Board governing its internal proceedings, providing for the division of its duties among the Managing Directors and setting out the adoption of resolutions, as amended from time to time

Charter of the Supervisory Board The rules of the Supervisory Board governing its internal proceedings, as amended from time to time

CO2e Carbon equivalent is used as a standard unit to measure greenhouse gases in line with the Greenhouse Gas Protocol.

Code of Conduct Just Eat Takeaway.com's code of conduct, as amended from time to time

Committee A committee of the Supervisory Board as established from time to time

Company Just Eat Takeaway.com N.V.

Company financial statements Financial statements of the Company for the year ended 31 December 2022

Consolidated financial statements Consolidated financial statements of Just Eat Takeaway.com N.V. and its subsidiaries for the year ended 31 December 2022

COO Chief Operating Officer of the Company

CREST The system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear UK in accordance with the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended from time to time

Data Subject Any identifiable individual who can be, directly or indirectly, be identified via an identifier held or processed by our organisation, such as a name, delivery address, email address, an online identifier, and/or date of birth

DCGC Dutch Corporate Governance Code, which is available at www.mccg.nl

Delivery Delivery services provided by Just Eat Takeaway.com to Partners that do not provide delivery themselves; using employed couriers, independent contractors or couriers hired through third-party delivery companies or agencies

Deloitte Deloitte Accountants B.V.

271


DNB Dutch Central Bank (De Nederlandsche Bank N.V.)

DPO Data Protection Office

EC The European Commission

EGM 2022 The Company's Extraordinary General Meeting which was held on 18 November 2022.

Equal Pay Gap the average pay gap between genders for doing the same job (job profile and job level) in the same location. This is different from the gender pay gap, which is the average difference in pay between genders, not controlling for job profile, level or location

ERM Enterprise Risk Management

ESG Environmental, social and governance

ETR Effective Tax Rate

EU The European Union

Euronext Amsterdam Euronext in Amsterdam, a regulated market of Euronext Amsterdam N.V.

EU Taxonomy A classification system, establishing a list of environmentally sustainable economic activities

Financial Statements The Consolidated financial statements and the Company financial statements

FTE Full-time equivalent employee with whom Just Eat Takeaway.com has an employment agreement

GDPR The European general data protection regulation /Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data

General Meeting The general meeting of Just Eat Takeaway.com (the corporate body) or the meeting in which shareholders and all other persons entitled to attend general meetings of Just Eat Takeaway.com assemble, as the context requires

GHG Greenhouse Gas

Governance Rules The applicable corporate governance rules that apply to the Company as a public company incorporated in the Netherlands, with securities listed on Euronext Amsterdam and the standard segment of the London Stock Exchange and includes the DCGC and, as long as the Company's shares are registered under the US Securities Exchange Act, SOx

Gribhold Gribhold B.V., the personal holding company of the CEO

Grubhub Grubhub Inc.

Grubhub Acquisition The all-share combination of the Company with Grubhub Inc. as completed per 15 June 2021

GTV Gross Transaction Value which represents the total value of Orders placed on our platform, including taxes, tips and any applicable consumer fees


IAS International Accounting Standards as issued by the IASB

IASB International Accounting Standards Board

ID&B Inclusion, Diversity & Belonging

iFood Transaction The sale of our minority stake in iFood Holdings B.V. and IF-JE Holdings B.V. on 22 November 2022 to an affiliate of Prosus N.V.

IFRS International Financial Reporting Standards as adopted by the EU

JET Trading symbol under which the Company's CDIs trade on the London Stock Exchange. JET is also used as an abbreviation for Just Eat Takeaway.com from time to time

JET Pay Corporate services provided under the Just Eat Takeaway.com brand, until the rebranding in 2021 to Takeaway Pay

Just Eat Just Eat Limited (formerly Just Eat plc), a limited company incorporated in England and Wales, and its subsidiaries, also referred to herein as the legacy Just Eat business

Just Eat Acquisition The all-share combination between Just Eat plc and the Company, which was declared wholly unconditional on 31 January 2020

Just Eat Takeaway.com The Company together with its direct and indirect subsidiaries as per 31 December 2022

KPI Key performance indicator

London Stock Exchange London Stock Exchange plc or any recognised investment exchange for the purposes of the FMSA that may take over the functions of the London Stock Exchange plc

LTIP Long-Term Incentive Plan for the Management Board of the Company

Management Board The management board of the Company

Managing Director A member of the Management Board

Nasdaq The Nasdaq Stock Market, a stock exchange in New York City, the United States of America

OCI Other comprehensive income or loss

Orders Orders by consumers processed through Just Eat Takeaway.com's websites and mobile applications, i.e. excluding orders processed through third-party websites

OTC Over-the-counter

Partner(s) Partners are the total number of restaurants, grocery stores and other offerings listed on the Just Eat Takeaway.com platforms as at a particular date

Promoted Placement Promoted placement fees are charged to Partners for promotional placement of their restaurants on the Just Eat Takeaway.com platforms for selected locations for a specific duration as agreed upon in the contract

273


Remuneration and Nomination Committee The Remuneration and Nomination Committee of the Supervisory Board

Returning Active Consumers Active Consumers who have ordered more than once in the preceding 12 months

SEC The Securities and Exchange Commission

Skip SkipTheDishes

SkipTheDishes SkipTheDishes Restaurant Inc, Just Eat Takeaway.com's subsidiary in Canada operating under the brand SkipTheDishes

SOx The (US) Corporate and Auditing Accountability, Responsibility, and Transparency Act, commonly named Sarbanes–Oxley Act or SOx

Speak-Up Policy The speak-up policy of Just Eat Takeaway.com (previously referred to as 'whistleblower policy') as amended from time to time

STAK Stichting Administratiekantoor Takeaway.com

STIP Short-Term Incentive Plan for the Management Board of the Company

Supervisory Board The supervisory board of the Company

Supervisory Director A member of the Supervisory Board

TCFD Task Force on Climate-related Financial Disclosures

TKWY Trading symbol under which the Company's shares trade on Euronext Amsterdam

TOMA Top-of-mind awareness

TSR Total Shareholder Return

UKCGC The UK Corporate Governance Code which is available at www.frc.org.uk/directors/corporate-governance-and-stewardship/uk-corporate-governance-code

WACC Weighted Average Cost of Capital

Yourdelivery yd.yourdelivery GmbH, one of Just Eat Takeaway.com's subsidiaries in Germany



Colophon

Just Eat Takeaway.com
Piet Heinkade 61
1019 GM Amsterdam
The Netherlands

E-mail: press@justeattakeaway.com
Internet: www.justeattakeaway.com
Twitter: @justeattakeaway

Chamber of Commerce Amsterdam,
the Netherlands
Trade registry no. 08142836
VAT no. NL815697661B01





Just Eat Takeaway.com
Piet Heinkade 61
1019 GM Amsterdam
The Netherlands